Jefferies

2024 Annual Report



Dear Fellow Shareholders,

Jefferies begins 2025 in the best position ever in our firm's sixty-two-year history. We believe our team is incredibly talented and special, and they are driving our momentum forward. Our clients are rewarding us with broad global growth and an enhanced market position in almost everything Jefferies offers. After decades of hard work, we are in the front of the pack of competitors serving clients across all sectors and regions in investment banking and capital markets.

We believe we have reached this position because of our unique culture of collaboration and integrity. By emphasizing a sense of long-term ownership and alignment, entrepreneurship and purpose, we have been able to achieve our ever-better market position, and we will do everything in our power to preserve and enhance it as we continue our journey.

The cherry on top may be that the financial stars are aligning. Time will tell, but there are significant signs that the markets which we serve are poised for continued momentum and sustained growth. If so, we believe Jefferies could not be better positioned.

But please don't worry. While we're feeling pretty good about the future, we are also the same realists we have always been. We know better than most that

no matter how well positioned you are for success, the world can be volatile, fragile, unpredictable and complex. While in our hearts and bones we believe the financial stars are aligning, Jefferies will always be on high alert for the first sign of trouble, internal arrogance, false sense of entitlement, complacency or even the smallest disregard for downside risk. With that reality check off our chests, let's now focus on what may be the most optimistic year-end letter we have written together at Jefferies.

We entered 2024 anticipating a year of recovery, primarily from the consequences of a deeply needed and overdue return to normalized interest rates. As we have emphasized in recent annual letters and other communications, we have continued to play offense and have added additional world-class professionals to Jefferies during the last two years when capital markets activity stalled primarily due to inflation and the uncertainty of where higher interest rates would settle. One of our fundamental tenets has been trying to do nothing arrogant or stupid during good times to enable Jefferies to play offense during tough times, and while our historical execution of this philosophy has not always been perfect, we believe Jefferies "nailed this" over the last few years.

"By emphasizing a sense of long-term ownership and alignment, entrepreneurship and purpose, we have been able to achieve our ever-better market position…"

The challenge to our approach is that one never knows how long it will take for the fruits of these investments to ripen, as recovery periods and markets are always uncertain. While it was possible that the recovery could have started as early as a year ago, the beginning of 2024 was complicated by, among other things, the possibility of a recession, lingering inflation, the then-pending U.S. election, U.S. fiscal deficit concerns, geopolitics and major wars. It looked for a while like we might have to wait longer before the benefits of our investments were realized. However as 2024 progressed and the markets overcame the proverbial "wall of worry," it became clearer to us that our timing and positioning were fortuitous. Better to be both forward thinking and lucky.

As a result, our 2024 recovery year delivered $7.0 billion in net revenues, $1.0 billion in pre-tax income from continuing operations, $2.96 in diluted earnings per common share from continuing operations and a return on adjusted tangible shareholders' equity from continuing operations of 10.8%. While proud of these solid results, we consider them merely a new foundation upon which to continue to build.

The two of us have experienced many highs and lows while leading Jefferies through a wide variety of market cycles over nearly a quarter of a century. At certain points, the highs we reached as a firm did not feel durable or sustainable. Fortunately, the lows we hit, while painful, always felt more like opportunities to us. After this recovery year, we believe our human capital, competitive position, market share, ability to serve our clients, as well as our overall culture, spirit and morale, are exceptional.

Nobody knows what the future will bring, but we are thrilled to be in the second month of our fiscal 2025. We begin this year with a renewed M&A pipeline that has a higher likelihood of successful execution, a growing IPO backlog, greater demand for capital from companies and private-equity sponsors, and elevated trading volumes.

We see resurgent interest in M&A involving corporate and strategic acquirors, continued demand for private-equity sponsors to both return capital to limited partners and to further deploy their ample supply of dry powder. We have seen the meaningful opening of the IPO market for companies that are priced appropriately and have strong management teams, durable business models and solid long-term prospects. Public-market valuations and volumes reflect optimism, and the interests of investors have broadened considerably from a narrow focus on a handful of tech juggernauts. All of this is very good news for likely future activity levels.



The growth in our stock price in 2024 was on the one hand breathtaking and on the other hand incredibly gratifying, as we would like to believe the dedicated effort and value creation of so many at Jefferies are being recognized and our prospects measured. With hindsight, the merger almost twelve years ago of Jefferies and Leucadia has paid off handsomely. That merger gave us the capital base to continue to "go for it" at a time of prolonged volatility and uncertainty. We proactively merged our way into a wonderful conglomerate, with tremendous capital and assets, and we then spent more than a decade strategically optimizing the value of the assets we acquired, reinvesting in our core business and returning enormous amounts of capital to our shareholders, all while protecting our bondholders and lenders. Combining Jefferies and Leucadia was an unconventional approach, required hard work by many

and took a very long time to properly realize value. The market rightfully questioned the complexity of our plan and our commitment to consistently implementing it, but that too provided its own unique opportunity.

Since 2017, we have repurchased 159 million shares at an average price of $24.03 per share. At the same time, we increased our annual dividend in seven of the last eight years (including today) and have paid out $1.5 billion in cash dividends to our shareholders, as well as distributed a further nearly $1 billion from our Spectrum Brands share dividend in 2019 and our spin-off of Vitesse in January 2023, the performance of which has been outstanding. In aggregate, during the past seven years, we have returned to our shareholders $6.4 billion (or 83% of our tangible equity at the beginning of the period), have had our credit ratings upgraded by all three

2024 Highights

$7.0B

Net revenues

$1.0B

Pre-tax earnings from continuing operations

$2.96

Diluted earnings per common share
from continuing operations

10.8%

Return on adjusted tangible shareholders'
equity from continuing operations



rating agencies, and find Jefferies in its strongest financial and human-capital position in our history.

In light of our performance and prospects, as well as our limited need for incremental equity capital, our Board of Directors today increased our quarterly dividend to $0.40 per share, a 14.3% increase from the prior dividend rate.

All of this is 100% due to our team. We admire and marvel at their tenacity, commitment, integrity and entrepreneurship. Our three global and regional hubs (New York, London and Hong Kong) are the backbone allowing us to strengthen the relationships we have with our clients, who are served by our 5,968 employee-partners from 47 offices in 21 countries around the world. Jefferies today is truly global and broadly local.

We close this thought reminding everyone that one is never as dumb as one feels when your stock price is down, but also never as smart as you feel when your stock price is up. We allow ourselves no choice but to remain humble and we recognize that the opportunity

ahead is far greater than the path we travelled thus far. With our Jefferies team and culture strong, we intend to do our best to seize our opportunity.

As we said above, we at Jefferies feel a strong sense of ownership and alignment. We have been able to think, dream, worry, act and stay committed to long-term value creation because of the alignment of our stakeholders. Ownership and alignment make even the most difficult or complex decision more straightforward. If it is good in the long term for our stakeholders, clients and colleagues, we move forward. If it isn't, we don't.

We have been fortunate enough to be supported on the inside and outside by loyal investing partners. The result is an incredible alignment of long term interests. Today, $7 billion of Jefferies' $20 billion fully diluted market capitalization is held by Jefferies leadership, Board members, employees and strategic partners. Most notably today, Sumitomo Mitsui Financial Group ("SMFG") owns 14.5% of Jefferies on a fully diluted, as-converted basis, and we are

"Since 2017, we have repurchased 159 million shares at an average price of $24.03 per share. In aggregate, during the past seven years, we have returned to our shareholders $6.4 billion...and find Jefferies in its strongest financial and human-capital position in our history."

"Our bench is deep, our talent operates in every relevant corner of the globe... and our culture is unified and filled with purpose and optimism."

working daily with them to align our efforts and client relationships. We are confident that we are in the first inning of our partnership, and we see clearly its strength and potential. We were thrilled this summer to welcome Toru Nakashima, the CEO of SMFG, to the Board of Directors of Jefferies. His election to the Board further cements our alliance and will enhance our strategic and operational alignment. SMFG's ownership, combined with that of MassMutual, our 50% partner in Jefferies Finance, plus our leadership, employee and Board ownership, represents over 35% of our fully diluted share count. We all have our money exactly where our independent shareholders have theirs, which is exactly where it should be, in our humble opinion.

We believe any investor would be hard pressed to find an organization in our industry where the team is more committed, motivated, energized or passionate about the opportunity ahead. Our

bench is deep, our talent operates in every relevant corner of the globe, our brand and market share have never been stronger, and our culture is unified and filled with purpose and optimism.

That said, we have room for improvement in every single aspect of all we do. While one could look at our recent performance and come to the conclusion that we are ready to take some form of a victory lap, that cannot be further from the truth. With success comes further responsibility and privilege. It is up to every one of us at Jefferies to accept the responsibility we have to each other, our clients and our stakeholders. It is also up to us to embrace the privilege of being trusted by our clients, Board members, shareholders, bondholders and joint-venture partners. We will never take anything for granted and intend to do everything in our power to build upon this amazing firm you have entrusted to us and our team.





Now, for a further update on our core businesses:

For even more, please refer to the slide deck from our October 2024 Investor Meeting available at Jefferies.com.

Investment Banking

In 2024, Jefferies delivered our second-best annual net revenues in Investment Banking and gained market share in each of our key products globally. Over more than two decades, we have consistently invested in our talent and our team in order to better serve clients globally. We provide our clients with an exceptional offering that extends to the largest and most complex advisory transactions and underwritings, underpinned by best-in-class talent, true local reach and access across every major market. Critically, all of these capabilities are anchored in a culture of service, urgency and creative problem solving. This unique combination of capabilities and culture, which neither our large bank holding companies nor our boutique competitors can replicate, resonates with sovereign, corporate and financial sponsor clients worldwide, and has resulted in exceptional revenue and market-share growth over time.

Our Investment Banking Revenues of $3.4 billion represented year-over-year growth of 52%, as compared to 20% growth in our addressable wallet. Similarly, our revenues represented growth relative to 2019 of 126%, as compared to a wallet that has increased by 8%.

Investment Banking Revenues



126%

$3.4B

$1.5B

2019   2024

Our market share across M&A, ECM and Leveraged Finance established us as the world's 6th largest investment bank, according to Dealogic, a record for our firm. We are also proud to have ranked 5th globally in M&A (a record), 6th globally in ECM (tied with our record result in 2023) and 3rd in global Financial Sponsor M&A (a record). Many of the senior investment bankers who have joined us over the past few years are only now beginning to deliver full results, giving us confidence in our ability to drive continued revenue and market share growth over the coming years.

Finally, in 2024 our firm advised on some of the most significant and high-profile transactions of the year, including the $26 billion merger of Diamondback Energy and Endeavour Energy, SRS Distribution's $18 billion sale to The Home Depot, and Darktrace's $5 billion sale to Thoma Bravo, as well as leading ECM transactions, including the $2 billion follow-on offering for Vodafone Idea, the Government of Italy's sell-down of $3 billion of its interests in ENI and Monte Paschi di Siena and the $1 billion rescue of New York Community Bank. These transactions exemplify the breadth and depth of our capabilities, and the strength of the foundation we have established.

Capital Markets

The momentum of our Equities franchise continued in 2024, with record sales and trading results delivering net revenues of $1.6 billion. These results were driven by increased market share across key business lines and regions. According to industry surveys, Jefferies is recognized as one of the leading equity research franchises globally. Our sales-and-trading teams are focused on providing solutions to both investor and issuer clients. We remain committed to invest across our electronic trading, equity finance and equity derivative platforms to deliver liquidity and execution globally to our clients. We see further opportunities for growth across all regions and products and have most recently expanded our footprint into Canada and Latin America.

The consistent performance of our Fixed Income business continued in 2024, with net revenues increasing 6.8% to $1.2 billion, our second highest annual result ever, driven by robust client demand and particular strength in our leveraged credit trading and securitization businesses. The growth of our Fixed Income franchise is the result of our strategy of focusing on long-term client partnership and a

"In 2024 our firm advised on some of the most significant and high-profile transactions of the year."

$26B
Diamondback Energy and Endeavour Energy merger

$18B
SRS Distribution sale to The Home Depot

$5B
Darktrace sale to Thoma Bravo



"Jefferies is recognized as one of the leading equity research franchises globally."

commitment to fundamental credit analysis, leading to an idea-driven, solutions-oriented approach. Our culture of collaboration across the firm, coupled with our ongoing investments to grow our business internationally, has created a global, diversified and differentiated Fixed Income franchise, closely aligned with our Investment Banking business.

Jefferies Finance

Jefferies Finance (JFIN), our 50/50 leveraged credit joint venture with MassMutual, enjoyed a resurgent 2024, as demand outpaced supply across its product lines. On the syndicated side of the business, JFIN's arrangement volume reached over $66 billion, far surpassing its previous high of $45 billion in 2021. Our private credit unit also performed well, as we experienced record deployment, while continuing to raise third-party capital at a CAGR greater than 70% over the past four years.

Despite the robust activity, net income during 2024 was well below historic levels, held back by a shortage of higher margin underwritten commitments for private-equity-backed M&A transactions. Putting this in context, JFIN underwrote

$22 billion of committed volume in 2021, while 2024 saw $9 billion in committed volume, resulting in significantly lower gross fees in 2024.

JFIN benefits from its unique sourcing arrangement with Jefferies and is well-positioned entering 2025 to capitalize on this partnership in both syndicated lending and private credit. As noted above, we expect increasing sponsor-backed M&A activity in 2025, which should compound the growth we expect from the expansion of Jefferies' talent base and coverage universe. JFIN is targeting an additional uptick in its 2025 bottom line, as its recent refinancing will reduce annual borrowing costs while revenues will benefit from meaningful growth in our private credit AUM.

Berkadia

Berkadia, our commercial real estate finance and investment sales 50/50 joint venture with Berkshire Hathaway, generated $192 million of pretax income and $253 million of cash earnings for 2024, representing 57% and 29% increases over 2023, respectively. Following a period of reduced transaction volume in the multi-family real estate market due to elevated interest rates,



the Fed rate cuts in the second half of 2024 drove higher transaction volumes in Berkadia's Mortgage Banking and Investment Sales business segments.

Berkadia's Servicing business continued to benefit from higher interest rates, with net interest income increasing 17% to $246 million in 2024. The loan-servicing portfolio grew to a new record $415 billion. Berkadia's Mortgage Banking business benefited, as lower borrowing costs drove debt volume to $25 billion, a 20% increase. Investment sales also improved, as the valuation gap between sellers and buyers narrowed, resulting in a 46% increase in transaction volume to $13 billion.

Berkadia continues to build a leading servicing, mortgage banking and investment sales franchise that is positioned to expand market share. As the multi-family market becomes more active, Berkadia aims to capitalize on a robust pipeline of potential transactions.

Leucadia Asset Management

Leucadia Asset Management continued to progress in 2024, despite idiosyncratic and industry headwinds. The overall fundraising environment remained challenging as allocators broadly dealt with the change in liquidity expectations tied to slower private equity realizations. Despite a difficult fundraising backdrop, our marketing team raised $1.5 billion in 2024. We have continued to produce positive overall results and our asset base and related fees, remain fairly stable and poised for growth. Total fees for the year were $103 million, an increase of 10%. Investment returns were $212 million, notwithstanding losses of $55 million resulting from two idiosyncratic events which led to the shutdown of two of our managers. Both of these are in litigation and, while we are confident in our positions in these cases, we have properly reserved or written-off our related exposure. Overall, most of our affiliated managers generated attractive performance on a relative and absolute basis, which positions us well heading into 2025.

We see multiple opportunities in the current environment, with ongoing demand for credit-related managers, sector-focused equity managers, and diversified multi-manager offerings. In early 2024, we were excited to add a European real estate private equity manager in partnership with Capital Constellation and its manager, Wafra. We will continue to opportunistically add to our roster of affiliated managers as we seek to augment the suite of alternative strategies we bring to clients, while also enhancing our returns and recycling capital.

Annual Meeting and Investor Meeting

Thanks for hearing us out yet again and for the support all of us at Jefferies consistently feel from our stakeholders. While we believe our leadership at Jefferies has a solid grip on reality and sees every challenge with honesty and respect, we are optimists at heart. This is reinforced by the 5,968 employee-partners that surround us every day, as we strive to do our best to serve each of our clients. We are committed, motivated and aligned to serve every constituency to the very best of our abilities and our priority is to continue to deliver long-term value to our shareholders.

We look forward to answering any further questions you may have at our upcoming Annual Meeting on March 27, 2025. We will also hold our annual Jefferies Investor Meeting on October 15, 2025, at which time you will again have the opportunity to hear from our senior leaders across the Jefferies platform. We thank all of you—our clients and customers, employee-partners, fellow shareholders, bondholders, vendors and all others associated with our businesses—for your continued partnership and support.

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

"We thank all of you–our clients and customers, employee-partners, fellow shareholders, bondholders, vendors and all others associated with our businesses–for your continued partnership and support."

Appendix

Reconciliation of Return on Adjusted Tangible Shareholders' Equity from Continuing Operations

($ millions)		(Unaudited) Year Ended 11/30/2024
Net earnings attributable to common shareholders (GAAP)	$	669
Intangible amortization and impairment expense, net of tax		22
Preferred stock dividends		74
Adjusted net earnings to total shareholders (non-GAAP)	$	765
Net earnings impact for net (earnings) losses from discontinued operations, net of noncontrolling interests		(7)
Adjusted net earnings to total shareholders from continuing operations (non-GAAP)	$	758

($ millions)		11/30/2023
Shareholders' equity (GAAP)	$	9,710
Less: Intangible assets, net and goodwill		(2,045)
Less: Deferred tax asset		(458)
Less: Weighted average impact of dividends and share repurchases		(200)
Adjusted tangible shareholders' equity (non-GAAP)	$	7,007
Return on adjusted tangible shareholders' equity from continuing operations		10.8%

Calculation of Tangible Book Value as of January 1, 2018

($ millions)		12/31/2017
Shareholders' equity (GAAP)	$	10,106
Less: Intangible assets, net and goodwill		(2,463)
Tangible book value (non-GAAP)	$	7,643

Berkadia: Reconciliation of Pre-Tax Income to Cash Earnings

($ millions)		(Unaudited) Year Ended 11/30/2024
Pre-tax income (GAAP), net of NCI	$	192
Less: Gains attributable to origination of mortgage servicing rights		(169)
Amortization, impairment and depreciation		204
Unrealized (gains) losses; and all other, net		26
Cash earnings (non-GAAP)	$	253

The tables reconcile financial results reported in accordance with generally accepted accounting principles (GAAP) to non-GAAP financial results. The Shareholder Letter contains non-GAAP financial information to aid investors in viewing our businesses and investments through the eyes of management while facilitating a comparison across historical periods. However, these non-GAAP financial measures should be viewed in addition to, and not as a substitute for, reported results prepared in accordance with GAAP.

Additional Shareholder Letter Notes

Dealogic

- 6th globally in Mergers and Acquisitions, Equity Capital Markets and Leveraged Finance
- 5th globally in Mergers and Acquisitions
- 6th globally in Equity Capital Markets
- 3rd globally in Financial Sponsor M&A

Fully Diluted Market Capitalization

- Fully-diluted market capitalization is defined as our stock price multiplied by common shares outstanding plus preferred shares, restricted stock units, stock options and other shares

Cautionary Note on Forward-Looking Statements

This letter contains certain "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current views and include statements about our future and statements that are not historical facts. These forward-looking statements are usually preceded by the words "should," "expect," "intend," "may," "will," "would," or similar expressions. Forward-looking statements may contain expectations regarding revenues, earnings, operations, and other results, and may include statements of future performance, plans, and objectives. Forward-looking statements may also include statements pertaining to our strategies for future development of our businesses and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors, including Risk Factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in reports we file with the SEC. You should read and interpret any forward-looking statement together with reports we file with the SEC. We undertake no obligation to update or revise any such forward-looking statement to reflect subsequent circumstances.

Past performance may not be indicative of future results. Different types of investments involve varying degrees of risk. Therefore, it should not be assumed that future performance of any specific investment or investment strategy will be profitable or equal the corresponding indicated performance level(s).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2024
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 1-5721

Jefferies Financial Group Inc.

(Exact name of registrant as specified in its charter)

New York	**13-2615557**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
520 Madison Avenue, New York, New York	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 284-2300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Shares, par value $1 per share	JEF	New York Stock Exchange
4.850% Senior Notes Due 2027	JEF 27A	New York Stock Exchange
5.875% Senior Notes Due 2028	JEF 28	New York Stock Exchange
2.750% Senior Notes Due 2032	JEF 32A	New York Stock Exchange
6.200% Senior Notes Due 2034	JEF 34	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at May 31, 2024 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $8,458,821,477.

On January 17, 2025, the registrant had outstanding 206,094,699 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's Definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Jefferies Financial Group, Inc.

Index to Annual Report on Form 10-K

November 30, 2024

Item 1. Business

Introduction

Jefferies Financial Group Inc. ("Jefferies," "we," "us" or "our") is a U.S.-headquartered global full-service investment banking and capital markets firm. Our largest subsidiary, Jefferies LLC, a U.S. broker-dealer, was founded in the U.S. in 1962 and our first international operating subsidiary, Jefferies International Limited, a U.K. broker-dealer, was established in the U.K. in 1986. Our strategy focuses on driving momentum in our full-service investment banking business, bringing value to clients and executing in our capital markets sales and trading businesses and growing our Leucadia Asset Management alternative asset management platform. We are always client focused first and committed to integration and collaboration across our businesses.

Our global headquarters and executive offices are located at 520 Madison Avenue, New York, New York 10022. We also have regional headquarters in London and Hong Kong. Our primary telephone number is 212-284-2300 and our Internet address is jefferies.com where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file with the U.S. Securities and Exchange Commission ("SEC") and can also be viewed at sec.gov.

The following documents and reports are also available on our public website:

- Audit Committee Charter
- Code of Business Practice
- Compensation Committee Charter
- Corporate Governance Guidelines
- Corporate Social Responsibility Principles
- Reportable waivers, if any, from our Code of Business Practice by our executive officers
- ESG, Diversity, Equity and Inclusion Committee Charter
- Health and Safety Policy
- Human Rights Statement
- Nominating and Corporate Governance Committee Charter
- Risk and Liquidity Oversight Committee Charter
- Supplier Code of Conduct
- Sustainable Investment Statement
- Whistle Blower Policy

We may use our website to disclose public information. We encourage you to visit our website for additional information. In addition, you may also obtain a printed copy of any of the above documents or reports by sending a request to Investor Relations, Jefferies Financial Group Inc., 520 Madison Avenue, New York, NY 10022, by calling 212-284-2300 or by sending an email to info@jefferies.com.

Business Segments

We report our activities in two business segments: (1) Investment Banking and Capital Markets and (2) Asset Management.

- Investment Banking and Capital Markets provides investment banking, capital markets and other related services to our clients. We provide underwriting and financial advisory services across a range of industry sectors in the Americas; Europe and the Middle East; and Asia-Pacific. Our capital markets businesses operate across the spectrum of equities and fixed income products. Related services include prime brokerage, equity finance, and research and strategy. Investment Banking and Capital Markets also includes our corporate lending joint venture ("JFIN Parent LLC" or "Jefferies Finance") and our commercial real estate finance joint venture ("Berkadia Commercial Holding LLC" or "Berkadia").

- Asset Management provides alternative investment management services to investors globally. Through our asset management efforts, we often seed or provide additional strategic capital in the strategies offered by affiliated asset managers in addition to investing for our own account. Our Asset Management business also holds investments in public securities and private companies, along with investments in several consolidated subsidiaries whose operations consist of, among other businesses, real estate development, online foreign exchange trading and telecommunications. These investments and holdings include the remainder of our legacy merchant banking portfolio as well as other investments.

Our Businesses

Investment Banking and Capital Markets

Jefferies is one of the world's leading full-service investment banking and capital markets firms. Our Investment Banking and Capital Markets segment focuses on Investment Banking, Equities and Fixed Income. We primarily serve public companies, private companies, and their sponsors and owners, institutional investors and government entities. Our services are enhanced by our relentless client focus, our differentiated insights and a flat and nimble operating structure.

Investment Banking

We provide our clients around the world with a full range of financial advisory, equity underwriting and debt underwriting services. Our investment banking professionals operate in the Americas, Europe and the Middle East and Asia-Pacific, and are organized into industry, product and geographic coverage groups. Our industry coverage groups include: Consumer; Energy and Power; Financial Institutions; Financial Sponsors; Healthcare; Industrials; Municipal Finance; Real Estate, Gaming and Lodging; and Technology, Media and Telecom. Our product groups include advisory (which includes mergers and acquisitions, sponsor coverage, private capital and restructuring and recapitalization expertise), equity underwriting and debt underwriting. Our teams are based in major cities in the United States, as well as London, Hong Kong, Amsterdam, Dubai, Frankfurt, Madrid, Melbourne, Milan, Mumbai, Paris, São Paulo, Singapore, Stockholm, Sydney, Tel Aviv, Tokyo, Seoul, Calgary and Toronto. We have continued to invest in our investment banking business, significantly expanding our professional talent base again since 2021 and increasing our presence globally.

Advisory Services

We provide mergers and acquisition, debt advisory and restructuring and private capital advisory services to companies, financial sponsors and government entities. In the mergers and acquisitions area, we advise business owners, private equity firms and public and private corporations on mergers, sales, acquisitions, divestitures, leveraged buyouts, cross-border transactions, joint ventures, spin-offs and other corporate restructurings. In the debt advisory and restructuring area, we provide companies, bondholders, creditors and lenders a full range of both in-court and out-of-court advisory capabilities to help our clients enhance their financial position by obtaining the best available capital and by executing complex restructuring transactions. As part of our private capital advisory business, we advise financial sponsors and their investors on the creation and structuring of funds and fund offerings and primary and secondary capital raising. We also advise large institutional investors on the sale of private equity limited partnership and co-investment interests.

Equity Underwriting

We provide a broad range of equity financing capabilities and equity capital solutions to businesses and their owners. These capabilities include initial public offerings, follow-on offerings, rights-offerings, at the market offerings, block trades, private placements and equity-linked products.

Debt Underwriting

We provide a wide range of debt capital raising and acquisition financing capabilities to businesses, financial sponsors and government entities. We help clients raise capital, carry out refinancings, issue bonds, and access alternative and structured finance solutions that optimize terms and minimize risk. These offerings include both public and private debt, such as investment grade debt, high yield bonds, leveraged loans, municipal debt, emerging market debt, global structured notes, preferred stock and mortgage-backed and other asset-backed securities.

Other Investment Banking Activities

Jefferies Finance, our 50/50 joint venture with Massachusetts Mutual Life Insurance Company, structures, underwrites and syndicates primarily senior secured loans to corporate borrowers; and manages proprietary and third-party investments for both broadly syndicated and direct lending loans. Jefferies Finance conducts its operations primarily through two business lines, Leveraged Finance Arrangement and Asset Management. In connection with its Leveraged Finance business, loans are originated primarily through our investment banking efforts and Jefferies Finance typically syndicates to third-party investors substantially all of its arranged volume. The Asset Management business of Jefferies Finance, referred to as Jefferies Credit Partners, is a multi-strategy credit platform that manages proprietary and third-party capital invested across commingled funds, funds-of-one, separately managed accounts, business development companies, collateralized loan obligations and levered balance sheet funds. Broadly syndicated loan investments are sourced through transactions arranged by Jefferies Finance and third-party arrangers and managed through its subsidiary, Apex Credit Partners LLC. Direct lending investments are primarily sourced through Jefferies. Jefferies Finance and its subsidiaries that are involved in investment management are registered investment advisers with the SEC.

Berkadia Commercial Mortgage Holding LLC is our commercial real estate finance and investment sales joint venture with Berkshire Hathaway, Inc. Berkadia originates commercial and multifamily real estate loans that are sold to U.S. government agencies or other investors with Berkadia retaining the mortgage servicing rights. In addition, Berkadia originates loans for its own balance sheet. These loans provide interim financing to borrowers who intend to refinance the loan with longer-term loans from an eligible government agency or other third-party. Berkadia is also a servicer of commercial real estate loans in the U.S. performing primary, master and special servicing functions for U.S. government agency programs and financial services companies. In addition, Berkadia provides brokerage services, asset review, market research, financial analysis and due diligence support for multifamily real estate projects.

Strategic Alliance with SMBC Group

In July 2021, we entered into a strategic alliance with Sumitomo Mitsui Financial Group, Inc. ("SMFG"), Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. (together referred to as "SMBC Group") to collaborate on corporate and investment banking business opportunities, with an initial focus on leveraged finance and cross-border mergers and acquisitions involving Japanese companies.

In April 2023, we agreed with SMBC a significant expansion of this alliance. This relationship provides us with enhanced client capabilities and supports the continued growth of our global investment banking and capital markets business. Under our alliance, we, among other things, coordinate efforts in leveraged finance to expand and scale existing offerings, seek cross-border mergers and acquisition advisory opportunities involving Japanese companies, and jointly pursue investment banking, capital markets and financing opportunities by leveraging our shared strengths and relationships. Additionally, as of the third quarter of 2024, the CEO of SMFG serves on our Board of Directors. At November 30, 2024, SMBC owns 15.8% of our common stock on an as-converted basis and 14.5% on a fully-diluted, as-converted, basis.

Equities

Equities Research, Capital Markets

We provide our clients leading advisory, differentiated distribution and solution-based execution capabilities through equities research and sales and trading across global equities markets. These services are delivered with key capabilities in cash equities, electronic trading, equity derivatives, convertibles, corporate access and prime services. We deliver high touch services and act as agent, principal or market maker to provide clients with execution quality in varying liquidity situations—providing clients with bespoke insights and execution informed by our sector expertise. Our equities electronic trading business provides our clients with local expertise and innovative electronic trading solutions, including customizable algorithms. We bring a full-service coverage model and customized solutions in equity derivatives and financing solutions and our convertibles platform is a market leading franchise.

Commissions or spread revenue is earned by executing, settling and clearing transactions for clients across these markets in equity and equity-related products, including common stock, American depository receipts, global depository receipts, exchange-traded funds, exchange-traded and over-the-counter ("OTC") equity derivatives, convertible and other equity-linked products and closed-end funds. Our equity research, sales and trading efforts are organized across the Americas, Europe and the Middle East and Asia-Pacific and we continue to strengthen our global footprint throughout these regions. Our clients are primarily institutional market participants such as mutual funds, hedge funds, investment advisors, pension and profit sharing plans, and insurance companies. Through our global research team and sales force, we maintain relationships with our clients, distribute investment research and insights, trading ideas, market information and analyses across a range of industries and receive and execute client orders.

Prime Services

Our Prime Services business provides a full-service offering that includes financing, business consulting and capital introduction services, a robust technology platform, outsourced trading solutions for both start-up and existing managers, strategic content and thought leadership. Our prime brokerage services in the U.S. provide hedge funds, money managers and registered investment advisors with execution, financing, clearing, financing, swaps, outsourced trading and reporting and administrative services. Our platform is fully self-clearing and provides global access to markets across the world. We finance our clients' securities positions through margin loans that are collateralized by securities, cash or other acceptable liquid collateral. We earn an interest spread equal to the difference between the amount we pay for funds and the amount we receive from our clients. We also operate a matched book in equity and corporate bond securities, whereby we borrow and lend securities versus cash or liquid collateral and earn a net interest spread.

Wealth Management

We provide tailored wealth management services designed to meet the needs of high net worth individuals, their families and their businesses, private equity and venture funds and small institutions.

Fixed Income

Jefferies' facilitates client activity by making markets in a wide range of fixed income securities, loans and derivative instruments to a large and diversified group of clients including financial institutions and corporates. We offer clients real-time actionable insights and differentiated high and low touch execution as well as a range of financing solutions tailored to our clients' needs.

Our global capabilities across sales, trading and capital markets cover credit products including loans, high yield and distressed debt securities, investment grade securities, municipal securities, structured finance transactions and trade and litigation claims. Our emerging markets sales and trading team actively participates in sovereign and corporate fixed income markets in Latin America, Eastern Europe, the Middle East, Africa and Asia. Our global structured solutions business provides customized products in interest rates and foreign exchange to investors as well as providing interest rate and foreign currency hedging solutions to corporates. Our securitized markets group trades, structures and provides warehousing solutions for collateralized loan obligations (CLOs) and asset-backed securities covering prime and non-conforming residential mortgage-backed securities, U.S. agency residential mortgage-backed securities and consumer as well as other non-traditional collateral.

Our interest rate product capabilities cover government bonds, other government-backed securities and cleared interest rate swaps. Jefferies is designated as a Primary Dealer for U.S. government securities and is designated in similar capacities for several European countries. Additionally, through the use of repurchase agreements, we act as an intermediary between borrowers and lenders of short-term funds and obtain funding for various of our inventory positions. Our strategists and economists provide ongoing commentary and analysis of the global fixed income markets and provide ideas and analysis to clients across our breadth of fixed income products.

Alternative Asset Management

Under the Leucadia Asset Management ("LAM") umbrella, we manage and provide services to a diverse group of alternative asset management platforms across a spectrum of investment strategies and asset classes. LAM offers institutional clients an innovative range of investment strategies through its directly owned and affiliated managers and offers investors opportunities to invest alongside us. Our products are currently offered to pension funds, insurance companies, sovereign wealth funds, and other institutional investors globally. The investment products under LAM range from multi-manager products to niche equity long/short strategies to credit strategies, among other strategies. We offer our affiliated asset managers access to stable long-term capital, robust operational infrastructure and global marketing and distribution. We often invest seed or additional strategic capital for our own account in the strategies offered by us and associated third-party asset managers in which we have an interest. We continue to expand our asset management efforts and establish further strategic relationships to expand our offerings.

Other Investments

Our legacy merchant banking portfolio, managed by the co-heads of Asset Management, includes Stratos Group International, LLC ("Stratos") (formerly FXCM Group, LLC, or "FXCM"), provider of online foreign exchange trading services; Tessellis S.p.A. ("Tessellis"), a telecommunications company publicly listed on the Italian stock exchange; HomeFed LLC ("HomeFed"), (real estate); investments in certain public equity securities; and other investments in private companies and asset management funds.

Human Capital

Our people make up the fabric of our firm, which is comprised of diverse and innovative teams. We are focused on the durability, health and long-term growth and development of our business, as well as our long-term contribution to our shareholders, clients, employees, communities in which we live and work, and society as a whole. Instrumental to all of this is our culture.

We have employees located throughout the world. As of November 30, 2024, we had 7,822 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments. Our workforce is distributed across our regions of the Americas with 49.3%, Europe and the Middle East with 38.1%, and Asia-Pacific with 12.6%. We employ 5,759 within our Investment Banking advisory and underwriting businesses, Fixed Income and Equities capital markets businesses, and alternative asset management business. In addition, 2,063 individuals are employees of our Stratos, Tessellis, HomeFed and M Science subsidiaries.

Jefferies Financial Group Inc.

During 2024, we have increased the number of our Investment Banking Managing Directors and related staff, along with additional technology and corporate staff to support our growth and strategic priorities. We also expanded our global footprint by hiring professionals into new locations, including Seoul and Calgary.

Talent and Recruiting

In order to compete effectively and continue to provide best-in-class service to our clients, we must attract and retain highly talented professionals. Our core workforce is predominately composed of employees in roles within investment banking, sales, trading, research and other revenue producing and support personnel for those businesses. During 2024, we hired 1,221 full-time employees, with 784 in the Americas, 276 in Europe and the Middle East and 161 in Asia-Pacific. Of the hires, 845 were made laterally while 376 were hired directly from our campus recruiting efforts. While our hiring of talent was largely in Investment Banking, there has also been meaningful additional investment in Equities, Fixed Income, Research, Alternative Asset Management and our support areas. We believe our culture, our effort to maintain a meritocracy in terms of opportunity and compensation and our continued evolution and growth contribute to our success in attracting and retaining strong talent.

We are focused on broadening the pipeline from which we recruit and hire diverse talent through both campus and lateral hiring initiatives. For campus recruiting, we have partnered with several organizations globally to broaden our pipeline of candidates. We host insight days and symposiums that describe Jefferies to candidates that come from a diverse range of backgrounds and experiences. In 2024, we welcomed 345 summer interns globally from approximately 140 different colleges, universities and business schools. We also hire off-cycle interns throughout the year in Europe and the Middle East and Asia-Pacific. Our Global Recruiting Policy, rolled out in 2024, requires a diverse slate of candidates for all roles. Interviewing guides, training and other resources are provided to hiring managers to support inclusive hiring.

We have several recruitment programs aimed at diversifying the pipeline of our campus and experienced hires. Through our Jefferies Black & Latino Network ("J-NOBLE") Fellowship Program, we provide mentorship, internships and ongoing development to students from diverse backgrounds and experiences who aspire to pursue investment banking careers. Since the program launched in 2019, 50 fellows have participated in the program. Our MBA Fellowship Program, launched in 2023, supports summer associates based on their outstanding achievements and financial need. The MBA fellows in Investment Banking are paired with a mentor at the Managing Director level and provided developmental support. Our Equity Research Career Switch Program is aimed at recruiting diverse individuals who are interested in changing careers into equity research.

We value continued training and development for all employees. We seek to equip our people at all stages in their careers with the tools necessary to become thoughtful and effective leaders. We offer customized, year-long training curriculums across all divisions and title levels globally, focused on enhancing skillsets, professional development and management best practices. Our programs comprise both internal leaders and best-in-class external experts facilitating our trainings. We also offer mentoring initiatives, including our firmwide Cross-Divisional Mentoring Program, Career Advisory Program, New Hire Buddy Program, and Managing Director Mentoring. Additional development programs include our two Women in Leadership Programs, which provide learning and networking opportunities to position our female leaders for success. Our Thrive as a Leader leadership development program, sponsored by J-NOBLE, Jefferies Ethnic Minority Society (JEMS), and JASIA (Jefferies Asian Heritage) is aimed at providing professional development and career advancement training to diverse participants at the Vice President and Senior Vice President levels. To supplement our in-person learning model, we also offer on-demand training to all of our employees via a digital learning platform.

Wellness

In addition to training and development programs, we continue to be focused on the mental and physical well-being of our employees. We host global wellness webinars led by mental health experts, provide confidential 1:1 wellness and nutritional counseling, host monthly group fitness classes and offer a variety of tailored wellness content for "Mental Health Awareness Month" in May and "World Mental Health Day" in October. The events for these two initiatives include training sessions with world-class psychologists on managing stress and well-being, supporting the mental health of friends, family and colleagues, emotional regulation and physical fitness initiatives. In November 2024, we hosted our inaugural 'wellness week' throughout Asia-Pacific comprised of mental and physical health initiatives.

Diversity, Equity, and Inclusion

The foundation of our culture is our approach to employee engagement, diversity, equity, and inclusion ("DEI"), which is summed up in our Corporate Social Responsibility Principle: Respect People. We embrace diversity, which we believe fosters creativity, innovation and thought leadership through the infusion of new ideas and perspectives. We have implemented a number of policies and measures focused on non-discrimination, sexual harassment prevention, health and safety and training and education. We have strong internal partnerships engaging eight global Employee Resource Groups that support a diverse, inclusive workplace. Our Diversity Council, co-sponsored by Rich Handler, our CEO, and Brian Friedman, our President, gives our Employee Resource Groups a platform to come together and discuss best practices, as well as collaborate on firmwide diversity initiatives. Our DEI function has grown since our launch in 2019 to include six full-time employees located in New York, London and Hong Kong.

We have also made a commitment to building a culture that provides opportunities for all employees regardless of our differences. As a result, we are able to pool our collective insights and intelligence to provide fresh and innovative thinking for our clients. Our DEI strategy focuses on fostering inclusive leadership, building diverse and inclusive teams, developing our leaders, fostering community and belonging and client and community engagement. Inclusive Leadership training is extended to all employees and all new hires are required to participate in the training. We are focused on improving the collection and transparency of diversity metrics and the information flow to senior leadership and utilize an annual employee engagement survey, which enables employees to provide feedback on an anonymous basis. Our 2024 participation rate was 79% globally. Our annual Self-ID campaign also aims to increase the collection of demographic data internally.

Our Board has an ESG, Diversity, Equity and Inclusion ("ESG/DEI") Committee, which, among other things, oversees the sustainability matters arising from our business and includes oversight over diversity and inclusion. The ESG/DEI Committee demonstrates our and the Board's ongoing commitment of driving and fostering diversity in the workforce and in the communities in which we operate. In partnership with the ESG/

DEI Committee, we participated in a rigorous study to track progress against our peers in representation data, initiatives, and programs. Jefferies' data representation is generally in line with our peers.

We encourage you to review our Sustainability Report (located on our website) for more detailed information regarding our human capital programs and initiatives. Nothing on our website, including the Sustainability Report or sections thereof, is deemed incorporated by reference into this Report. In addition, for discussion of the risks relating to our ability to attract, develop and retain highly skilled and productive employees, refer to "Part 1. Item 1A. Risk Factors."

Employee Benefits

Our benefits are designed to attract, support and retain employees by providing employees and their spouses, partners and families with health and wellness programs (medical, dental, vision and behavioral), retirement wealth accumulation, paid time off, income replacement (paid sick and disability leaves and life insurance) and family-oriented benefits (parental leaves and child care assistance). We also provide all our employees with benefits to support inclusive fertility health and family-forming benefits. We have continued to broaden our inclusive benefits offering by adding menopause support as well. This year, we expanded our primary caregiver leave time in the United States and provided coaching to individuals going out and returning from primary caregiver leave globally. We also endeavor to provide location specific health club, transportation and employee discounts.

Giving Back to Community

The firm is committed to giving back to our communities. In 2024, we donated $3.8 million to over 200 organizations across a number of Jefferies-supported charitable initiatives. Additionally, through our Employee Resource Groups, employees have created lasting partnerships by volunteering time to support several of these charitable partners.

Competition

All aspects of our business are intensely competitive. We compete primarily with large global bank holding companies that engage in investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other broker-dealers, asset managers and boutique firms. We believe the principal factors driving our competitiveness include our ability to provide differentiated insights to our clients that lead to better business outcomes, to attract, retain and develop skilled professionals and to deliver a competitive breadth of high-quality service offerings; our vast global footprint; the depth and breadth of our capabilities in Investment Banking and Capital Markets; and our ability to maintain a flat, nimble and entrepreneurial culture built on immediacy and client service.

Regulation

Regulation in the United States. The financial services industry in which we operate is subject to extensive regulation. As a publicly traded company and through our investment bank, investment management and derivative businesses in the U.S., we are subject to the jurisdiction of the Securities and Exchange Commission ("SEC"). In the U.S., the SEC is the federal agency responsible for the administration of federal securities laws, and the Commodity Futures Trading Commission ("CFTC") which is the federal agency responsible for the administration of laws relating to commodity interests (including futures, commodity options and swaps). In addition, the Financial Industry Regulatory

Authority, Inc. ("FINRA") and the National Futures Association ("NFA") are self-regulatory organizations ("SROs") that are actively involved in the regulation of our financial services businesses (securities businesses in the case of FINRA and commodities/futures businesses in the case of the NFA). Broker-dealers that conduct securities activities involving municipal securities are also subject to regulation by the Municipal Securities Rulemaking Board ("MSRB"). In addition to federal regulation, we are subject to state securities regulations in each state and U.S. territory in which we conduct securities or investment advisory activities and to regulation by other SROs within the U.S. and the securities exchanges and execution facilities of which we are a member. The SEC, FINRA, CFTC, NFA, SROs and state securities regulators conduct periodic examinations of broker-dealers, investment advisors, futures commission merchants ("FCMs"), swap dealers, security-based swap dealers ("SBS dealers") and over the counter derivatives dealer ("OTCDD"). The designated examining authority under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") for Jefferies LLC's activities as a broker-dealer is FINRA, and the designated self-regulatory organization ("DSRO") under the U.S. Commodity Exchange Act for Jefferies LLC's non-clearing FCM activities is the NFA. As it pertains to Jefferies Financial Services Inc. ("JFSI"), the designated examining authority for its activities as an SEC registered SBS dealer and OTCDD is the SEC, while the DSRO for its activities as a swap dealer registered with the CFTC is the NFA. Financial services businesses are also subject to regulation and examination by state securities regulators and attorneys general in those states in which they do business. In addition, broker-dealers, investment advisors, FCMs, swap dealers, SBS dealers and OTCDD must also comply with the rules and regulation of clearing houses, exchanges, swap execution facilities and trading platforms of which they are a member.

Broker-dealers are subject to SEC, FINRA, MSRB, SRO and state securities regulations that cover all aspects of the securities business, including sales and trading methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, capital structure and requirements, anti-money laundering efforts, recordkeeping and the conduct of broker-dealer personnel including officers and employees (although state securities regulations are, in a number of cases, more limited). Registered investment advisors are subject to, among other requirements, SEC regulations concerning marketing, transactions with affiliates, custody of client assets, disclosures to clients, conflict of interest, insider trading and recordkeeping; and investment advisors that are also registered as commodity trading advisors or commodity pool operators are also subject to regulation by the CFTC and the NFA. Additional legislation, changes in rules promulgated by the SEC, FINRA, CFTC, NFA other SROs of which the broker-dealer is a member, and state securities regulators, or changes in the interpretation or enforcement of existing laws or rules may directly affect the operations and profitability of broker-dealers, investment advisors, FCMs, commodity trading advisors, commodity pool operators, swap dealers and SBS dealers. The SEC, CFTC, FINRA, NFA, state securities regulators and state attorneys general may conduct administrative proceedings or initiate civil litigation that can result in adverse consequences for Jefferies LLC, JFSI, and its affiliated entities, including affiliated investment advisors, as well as its and their officers and employees (including, without limitation, injunctions, censures, fines, suspensions, directives that impact business operations (including proposed expansions), membership expulsions, or revocations of licenses and registrations).

The investment advisers responsible for the Jefferies' investment management businesses are all registered as investment advisers with the SEC or rely upon the registration of an affiliated adviser, and all are currently exempt from registration as Commodity Pool Operators and Commodity Trading Advisors.

Registered investment advisers are subject to the requirements of the Advisers Act and the regulations promulgated thereunder. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, operational and marketing requirements, disclosure obligations, conflicts of interest, fees and prohibitions on fraudulent activities.

The investment activities are also subject to regulation under the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended (the "Investment Company Act") and various other statutes, as well as the laws of the fifty states and the rules of various United States and non-United States securities exchanges and self-regulatory organizations, including laws governing trading on inside information, market manipulation and a broad number of technical requirements (e.g., options and futures position limits, execution requirements and reporting obligations) and market regulation policies in the United States and globally. Congress, regulators, tax authorities and others continue to explore and implement regulations governing all aspects of the financial services industry. Pursuant to systemic risk reporting requirements adopted by the SEC, Jefferies' affiliated registered investment advisers with private investment fund clients are required to report certain information about their investment funds to the SEC.

Regulatory Capital Requirements. Several of our regulated entities are subject to financial capital requirements that are set by applicable local regulations.

Jefferies LLC is a dually registered broker-dealer and FCM and is required to maintain net capital in excess of the greater of the SEC or CFTC minimum financial requirements. As a broker-dealer, Jefferies LLC is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule"), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Jefferies LLC has elected to compute its minimum net capital requirement in accordance with the "Alternative Net Capital Requirement" as permitted by the Net Capital Rule, which provides that a broker-dealer shall not permit its net capital, as defined, to be less than the greater of 2% of its aggregate debit balances (primarily customer-related receivables) or $250,000 ($1.5 million for prime brokers, as applicable to Jefferies LLC). Compliance with the Net Capital Rule could limit Jefferies LLC's operations, such as underwriting and trading activities and financing customers' prime brokerage or other margin activities, in each case, that could require the use of significant amounts of capital, limit its ability to engage in certain financing transactions, such as repurchase agreements, and may also restrict its ability (i) to make payments of dividends, withdrawals or similar distributions or payments to a stockholder/parent or other affiliate, (ii) to make a redemption or repurchase of shares of stock, or (iii) to make an unsecured loan or advance to such shareholders or affiliates. As a carrying/clearing broker-dealer, under FINRA Rule 4110, FINRA

could impose higher minimum net capital requirements than required by the SEC and could restrict a broker-dealer from expanding business or require the broker-dealer to reduce its business activities. As a non-clearing FCM, Jefferies LLC is also required to maintain minimum adjusted net capital of $1.0 million under CFTC rules.

JFSI is dually registered with the SEC as an SBS dealer and OTCDD and registered with the CFTC as a swap dealer. JFSI is required to comply with the SEC and CFTC capital rules for SBS dealers and swap dealers, respectively. Further, as an OTCDD, JFSI is subject to compliance with the SEC's net capital requirements.

As an SEC registered OTCDD and security-based swap dealer, JFSI is subject to rules regarding capital, segregation and margin requirements. The CFTC and NFA have also adopted similar swap dealer capital rules. Under the rules there are minimum capital requirements for, among others, an entity that acts as a dealer in SBS or swaps, of $100 million in tentative net capital or the greater of $20 million or 2% (that the SEC could, in the future, increase up to 4% or 8%) of a risk margin amount in net capital. The risk margin amount for the SEC means the sum of (i) the total initial margin required to be maintained by the SEC-registered SBS dealer at each clearinghouse with respect to SBS or swap transactions cleared for SBS or swap customers and (ii) the total initial margin amount calculated by the SEC-registered SBS dealer with respect to non-cleared SBS and swaps under the SEC rules. The risk margin amount for the CFTC means the total initial margin amount calculated by the CFTC-registered swap dealer with respect to non-cleared SBS and swaps under the CFTC rules.

Under the Exchange Act, state securities regulators are not permitted to impose capital, margin, custody, financial responsibility, making and keeping records, bonding, or financial or operational reporting requirements on registered broker-dealers that differ from, or are in addition to, the requirements in those areas established under the Exchange Act, including the rules and regulations promulgated thereunder.

For additional information refer to Item 1A. Risk Factors - "Legislation and regulation may significantly affect our business."

Jefferies Financial Group Inc. is not subject to any regulatory capital rules.

Refer to Net Capital within Item 7. Management's Discussion and Analysis and Note 22, Regulatory Requirements in this Annual Report on Form 10-K for additional discussion of net capital calculations.

Regulation outside the United States. We are an active participant in the international capital markets and provide investment banking services internationally, primarily in Europe and the Middle East and Asia-Pacific. Jefferies International Limited, which is the principal operating subsidiary of Jefferies in the U.K., maintains regulatory capital aligned with the two key regulatory pillars. Pillar 1 is its own funds requirement which represents the highest of the permanent minimum capital requirement, fixed overheads requirement and k-factor requirements set out in the Investment Firms Prudential Regime ("IFPR") under the Financial Conduct Authority's ("FCA") MIFIDPRU sourcebook, while Pillar 2 pertains to the International Capital Adequacy and Risk Assessment ("ICARA") process whereby Jefferies International Limited ensures that it maintains capital in excess of minimum regulatory capital requirements under both normal and stressed conditions. Our international subsidiaries are subject to extensive regulations proposed, promulgated and enforced by, among

other regulatory bodies, the European Commission and European Supervisory Authorities (including the European Banking Authority and European Securities and Market Authority), the U.K. Financial Conduct Authority, the German Federal Financial Supervisory Authority ("BaFin"), the Canadian Investment Regulatory Organization, the Swiss Financial Market Supervisory Authority ("FINMA"), the Dubai Financial Services Authority, the Hong Kong Securities and Futures Commission, the Japan Financial Services Agency, the Monetary Authority of Singapore, the Australian Securities and Investments Commission and the Securities and Exchange Board of India ("SEBI"). Every country in which we do business imposes upon us laws, rules and regulations similar to those in the U.S., including with respect to some form of capital adequacy rules, customer protection rules, data protection regulations, anti-money laundering and anti-bribery rules, compliance with other applicable trading and investment banking regulations and similar regulatory reform.

Item 1A. Risk Factors

Factors Affecting Our Business

The following factors describe some of the assumptions, risks, uncertainties and other factors that could adversely affect our business or that could necessitate unforeseen changes to the ways we operate our businesses or could otherwise result in changes that differ materially from our expectations. In addition to the specific factors mentioned in this report, we may also be affected by other factors that affect businesses generally, such as global or regional changes in economic, business or political conditions, acts of war, terrorism, pandemics, climate change, and natural disasters.

Credit, Market and Liquidity Risks

Our business is subject to significant credit risk.

In the normal course of our businesses, we are involved in the execution, settlement and financing of various customer and principal securities and derivative transactions. These activities are transacted on a cash, margin or delivery-versus-payment basis and are subject to the risk of counterparty or customer nonperformance. Even when transactions are collateralized by the underlying security or other securities, we still face the risks associated with changes in the market value of the collateral through settlement date or during the time when margin is extended and collateral has not been secured or the counterparty defaults before collateral or margin can be adjusted. We may also incur credit risk in our derivative transactions to the extent such transactions result in uncollateralized credit exposure to our counterparties.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In certain circumstances, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty. However, there can be no assurances that our risk controls will be successful.

We are exposed to significant market risk and our principal trading and investments expose us to risk of loss.

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities, including trading account assets and liabilities, loans, securities, short-term borrowings, corporate debt and derivatives. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, relative exchange rates, and price deterioration or changes in value due to changes in market perception or actual credit quality of an issuer.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase capital requirements, which could have an adverse effect on our business, results of operations, financial condition and liquidity.

A considerable portion of our revenues is derived from trading in which we act as principal. We may incur trading losses relating to the purchase, sale or short sale of fixed income, high yield, international, convertible and equity securities, loans, derivative contracts and commodities for our own account. In any period, we may experience losses on our inventory positions as a result of the level and volatility of equity, fixed income and commodity prices (including oil prices), lack of trading volume and illiquidity. From time to time, we may engage in a large block trade in a single security or maintain large position concentrations in a single security, securities of a single issuer, securities of issuers engaged in a specific industry or securities from issuers located in a particular country or region. In general, because our inventory is marked to market on a daily basis, any adverse price movement in these securities could result in a reduction of our revenues and profits. In addition, we may engage in hedging transactions that if not successful, could result in losses. Increased market volatility may also impact our revenues as transaction activity in our investment banking and capital markets sales and trading businesses can be negatively impacted in a volatile market environment.

Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations-Risk Management within Part II, Item 7. of this Annual Report on Form 10-K for additional discussion.

A credit-rating agency downgrade could significantly impact our business.

The cost and availability of financing generally are impacted by (among other things) our credit ratings. If any of our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position and results of operations could be adversely affected and perceptions of our financial strength could be damaged, which could adversely affect our client relationships. Additionally, we intend to access the capital markets and issue debt securities from time to time, and a decrease in our credit ratings or outlook could adversely affect our liquidity and competitive position, increase our borrowing costs, decrease demand for our debt securities and increase the expense and difficulty of financing our operations. In addition, in connection with certain over-the-counter derivative contract arrangements and certain other trading arrangements, we may be required to provide additional collateral to counterparties, exchanges and clearing organizations in the event of a credit rating downgrade. Such a downgrade could also negatively impact the prices of our debt securities. There can be no assurance that our credit ratings will not be downgraded.

As a holding company, we are dependent for liquidity from payments from our subsidiaries, many of which are subject to restrictions.

As a holding company, we depend on dividends, distributions and other payments from our subsidiaries to fund payments on our obligations, including debt obligations. Several of our subsidiaries, particularly our broker-dealer subsidiaries and swap dealer subsidiary, are subject to regulations that limit or restrict dividend payments or reduce the availability of the flow of funds from those subsidiaries to us. In addition, our broker-dealer subsidiaries and swap dealer subsidiary are subject to restrictions on their ability to lend or transact with affiliates and are required to maintain minimum regulatory capital requirements. These regulations may hinder our ability to access funds that we may need to make payments to fulfill obligations.

From time to time we may invest in securities that are illiquid or subject to restrictions.

From time to time we may invest in securities that are subject to restrictions which prohibit us from selling the securities for a period of time. Such agreements may limit our ability to generate liquidity quickly through the disposition of the underlying investment while the agreement is effective.

Economic Environment Risks

We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, climate-related incidents or other natural disasters.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic, such as COVID-19, or other widespread health emergency (or concerns over the possibility of such an emergency), cybersecurity incidents and events, terrorist attacks, war, trade policies, military conflict, extreme climate-related incidents or events or other natural disasters, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to manage our businesses. For instance, the spread of illnesses or pandemics has, and could in the future, cause illness, quarantines, various shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. In addition, geopolitical and military conflict and war between Russia and Ukraine and Hamas and Israel have and will continue to result in instability and adversely affect the global economy or specific markets, which could continue to have an adverse impact or cause volatility in the financial services industry generally or on our results of operations and financial conditions. In addition, these geopolitical tensions can cause an increase in volatility in commodity and energy prices, creating supply chain issues, and causing instability in financial markets. Sanctions imposed by the United States and other countries in response to such conflict could further adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others, could exacerbate market and economic instability. While we do not have any operations in Russia or any clients with significant Russian operations and we have minimal market risk related to securities of companies either domiciled or operating in Russia, the specific consequences of the conflict in Ukraine on our business is difficult to predict at this time. Likewise, our investments and assets in our growing Israeli business could be negatively affected by consequences from the geopolitical and military conflict in the region. In addition to inflationary pressures

affecting our operations, we may also experience an increase in cyberattacks against us and our third-party service providers from Russia, Hamas or their allies.

Climate change concerns and incidents could disrupt our businesses, adversely affect the profitability of certain of our investments, adversely affect client activity levels, adversely affect the creditworthiness of our counterparties and damage our reputation.

Climate change may cause extreme weather events that disrupt operations at one or more of our or our customer's or client's locations, which may negatively affect our ability to service and interact with our clients, and also may adversely affect the value of certain of our investments, including our real estate investments. Climate change, as well as uncertainties related to the transition to a lower carbon dependent economy, may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

New regulations or guidance relating to climate change and the transition to a lower carbon dependent economy, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products, as well as impact our business reputation and efforts to recruit and retain employees and customers.

Abrupt changes in market and general economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability and cause volatility in our results of operations.

Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of general economic conditions and financial market activity.

Our investment banking revenue, in the form of advisory services and underwriting, is directly related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces our investment banking revenues. Reduced expectations of U.S. economic growth or a decline in the global economic outlook could cause financial market activity to decrease and negatively affect our investment banking revenues.

A sustained and continuing market downturn could lead to or exacerbate declines in the number of securities transactions executed for clients and, therefore, to a decline in the revenues we receive from commissions and spreads. Correspondingly, a reduction of prices of the securities we hold in inventory or as investments would lead to reduced revenues.

Revenues from our asset management businesses have been and may continue to be negatively impacted by declining securities prices, as well as widely fluctuating securities prices. Because our asset management businesses hold long and short positions in equity and debt securities, changes in the prices of these securities, as well as any decrease in the liquidity of these

securities, may materially and adversely affect our revenues from asset management.

Similarly, our other investments businesses may suffer from the above-mentioned impacts of fluctuations in economic and market conditions, including reductions in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. In addition, other factors, most of which are outside of our control, can affect our businesses, including the state of the real estate market, the state of the Italian telecommunications market, and the state of international market and economic conditions which impact trading volume and currency volatility, and changes in regulatory requirements.

In addition, global economic conditions and global financial markets remain vulnerable to the potential risks posed by certain events, which could include, among other things, the level and volatility of interest rates, the availability and market conditions of financing, economic growth or its sustainability, unforeseen changes to gross domestic product, inflation, energy prices, fluctuations or other changes in both debt and equity capital markets and currencies, political and financial uncertainty in the United States and the European Union, ongoing concern about Asia's economies, global supply disruptions, complications involving terrorism and armed conflicts around the world (including the conflict between Russia and Ukraine, and Hamas and Israel, or other challenges to global trade or travel, such as those that occur due to a pandemic). More generally, because our business is closely correlated to the general economic outlook, a significant deterioration in that outlook or realization of certain events would likely have an immediate and significant negative impact on our business and overall results of operations.

Changing financial, economic and political conditions could result in decreased revenues, losses or other adverse consequences.

Global or regional changes in the financial markets or economic and political conditions could adversely affect our business in many ways, including the following:

- A market downturn, potential recession and high inflation, as well as declines in consumer confidence and an increase in unemployment rates, could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions and spreads. Any such economic downturn, volatile business environment, hostile third-party action or continued unpredictable and unstable market conditions could adversely affect our general business strategies;

- Unfavorable conditions or changes in general political, economic or market conditions could reduce the number and size of transactions in which we provide underwriting, financial advisory and other services. Our investment banking revenues, in the form of financial advisory, underwriting or placement fees, are directly related to the number and size of the transactions in which we participate and could therefore be adversely affected by unfavorable financial, economic or political conditions. In particular, the increasing trend toward sovereign protectionism and de-globalization has resulted or could result in decreases in free trade, erosion of traditional international coalitions, the imposition of sanctions and tariffs, governmental closures and no-confidence votes, domestic and international strife, and general market upheaval in response to such results, all of which could negatively impact our business;

- Adverse changes in the securities markets could lead to a reduction in revenues from asset management fees and losses on our own capital invested in managed funds. Even in the absence of a market downturn, below-market investment performance by our funds and portfolio managers could reduce asset management revenues and assets under management and result in reputational damage that might make it more difficult to attract new investors;

- Adverse changes in the financial markets could lead to regulatory restrictions that may limit or halt certain of our business activities;

- Limitations on the availability of credit can affect our ability to borrow on a secured or unsecured basis, which may adversely affect our liquidity and results of operations. Global market and economic conditions have been particularly disrupted and volatile in the last several years and may be in the future. Our cost and availability of funding could be affected by illiquid credit markets and wider credit spreads;

- New or increased taxes on compensation payments such as bonuses may adversely affect our profits;

- Should one of our clients or competitors fail, our business prospects and revenue could be negatively impacted due to negative market sentiment causing clients to cease doing business with us and our lenders to cease loaning us money, which could adversely affect our business, funding and liquidity;

- Unfavorable economic conditions could have an adverse effect on the demand for new loans and the servicing of loans originated by third-parties, which would have an adverse impact on the operations and profitability of some of our financial services businesses.

Operational Risks

We may incur losses if our risk management is not effective.

We seek to monitor and control our risk exposure. Our risk management processes and procedures are designed to limit our exposure to acceptable levels as we conduct our business. We apply a comprehensive framework of limits on a variety of key metrics to constrain the risk profile of our business activities. These limits reflect our risk tolerances for business activity. Our framework includes inventory position and exposure limits on a gross and net basis, scenario analysis and stress tests, Value-at-Risk, sensitivities, exposure concentrations, aged inventory, the amount of Level 3 assets, counterparty exposure, leverage, cash capital and performance analysis. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Management within Part II. Item 7. of this Annual Report on Form 10-K for additional discussion. While we employ various risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application, including risk tolerance determinations, cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. As a result, we may incur losses notwithstanding our risk management processes and procedures.

The ability to attract, develop and retain highly skilled and productive employees is critical to the success of our business.

Our ability to develop and retain our clients depends on the reputation, judgment, business generation capabilities and skills of our professionals. To compete effectively, we must attract, retain and motivate qualified professionals, including successful investment bankers, sales and trading professionals, research

professionals, portfolio managers and other revenue producing or specialized personnel, in addition to qualified, successful personnel in functional, non-revenue producing roles. Competitive pressures we experience with respect to employees could have an adverse effect on our business, results of operations, financial condition and liquidity.

Turnover in the financial services industry is high. The cost of retaining skilled professionals in the financial services industry has escalated considerably. Financial industry employers are increasingly offering guaranteed contracts, upfront payments and increased compensation. These can be important factors in a current employee's decision to leave us as well as in a prospective employee's decision to join us. As competition for skilled professionals in the industry remains intense, we may have to devote significant resources to attracting and retaining qualified personnel.

If we were to lose the services of certain of our professionals, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our professionals or recruit additional professionals, our reputation, business, results of operations and financial condition will be adversely affected. Further, new business initiatives and efforts to expand existing businesses frequently require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees accept positions with competitors often claim that those competitors have engaged in unfair hiring practices. We may be subject to such claims in the future as we seek to hire qualified personnel who have worked for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential employees who work for our competitors from joining us.

We face increasing competition in the financial services industry.

We operate in an intensely competitive with other global bank holding companies that engage in investment banking and capital markets activities as one of their lines of business and that have greater capital and resources than we do. We also compete against other broker-dealers, asset managers and boutique firms on both a global and regional basis. There is also growing pressure to provide services at lower fees to appeal to clients, which may impact our ability to effectively compete.

Operational risks may disrupt our business, result in regulatory action against us or limit our growth.

Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. If any of our financial, accounting or other data processing systems do not operate properly, or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume and complexity of transactions could also constrain our ability to expand our businesses.

Certain of our financial and other data processing systems rely on access to and the functionality of operating systems maintained by third-parties. If the accounting, trading or other data processing systems on which we are dependent are unable to meet increasingly demanding standards for processing and security or, if they fail or have other significant shortcomings, we could be adversely affected. Such consequences may include our inability to effect transactions and manage our exposure to risk.

In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which they are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third-parties with which we conduct business.

Any cyber attack, cybersecurity incident, or other information security breach of, or vulnerability in, our technology systems, or those of our clients, partners, counterparties, or other third-party service providers we rely on, could have operational impacts, subject us to significant liability and harm our reputation.

Our operations rely heavily on the secure processing, storage and transmission of financial, personal and other information in our computer systems and networks. In recent years, there have been several highly publicized incidents involving financial services companies reporting the unauthorized disclosure of client or other confidential information, as well as cyber attacks involving theft, dissemination and destruction of corporate information or other assets, which in some cases occurred as a result of failure to follow procedures by employees or contractors or as a result of actions by third-parties. Cyber attacks can originate from a variety of sources, including third-parties affiliated with foreign governments, organized crime or terrorist organizations, and malicious individuals both outside and inside a targeted company, including through use of relatively new artificial intelligence tools or methods. Retaliatory acts by Russia, Hamas or their allies in response to economic sanctions or other measures taken by the global community arising from the Russia-Ukraine and Hamas-Israel conflicts could result in an increased number and/or severity of cyber attacks. Malicious actors may also attempt to compromise or induce our employees, clients or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent.

Like other financial services firms, we and our third-party service providers have been the target of cyber attacks. Although we and our service providers regularly defend against, respond to and mitigate the risks of cyberattacks, cybersecurity incidents among financial services firms and industry generally are on the rise. We are not aware of any material losses we have incurred relating to cyber attacks or other information security breaches. The techniques and malware used in these cyber attacks and cybersecurity incidents are increasingly sophisticated, change frequently and are often not recognized until launched because they are novel. Although we monitor the changing cybersecurity risk environment and seek to maintain reasonable security measures, including a suite of authentication and layered information security controls, no security measures are infallible, and we cannot guarantee that our safeguards will always work or that they will detect, mitigate or remediate these risks in a timely manner. Despite our implementation of reasonable security measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to spam attacks, unauthorized access, distributed denial of service attacks, ransomware, computer viruses and

other malicious code, as well as human error, natural disaster, power loss, and other events that could damage our reputation, impact the security and stability of our operations, and expose us to class action lawsuits and regulatory investigation, action, and penalties, and significant liability.

We also rely on numerous third-party service providers to conduct other aspects of our business operations and we face similar risks relating to them. While we evaluate the information security programs and defenses of third-party vendors, we cannot be certain that our reviews and oversight will identify all potential information security weaknesses or that our vendors' information security protocols are or will be sufficient to withstand or adequately respond to a cyber attack, cybersecurity incident or other information security breach. In addition, in order to access our products and services, or trade with us, our customers and counterparties may use networks, computers and other devices that are beyond our security control systems and processes.

Notwithstanding the precautions we take, if a cyber attack, cybersecurity incident, or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our reasonable security measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber attacks, cybersecurity incidents or other information security breaches to our customers, partners, third-party service providers and counterparties. Though we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our insurance policy limits or are not covered under any of our current insurance policies. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Successful cyber attacks, cybersecurity incidents or other information security breaches at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in a loss of business.

Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, and the increasing sophistication of malicious actors that may employ increasingly sophisticated methods such as new artificial intelligence tools, a cyber attack, cybersecurity incident, or other information security breach could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber attack, cybersecurity incident, or other information security breach would take substantial amounts of time and resources, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm caused by the cyber attack, cybersecurity incident, or other information security breach or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated. All of these factors could further increase the costs and consequences of such a cyber attack or cybersecurity incident. In providing services to clients, we manage, utilize and store sensitive or confidential client or employee data, including personal data. As a result, we are

subject to numerous laws and regulations designed to protect this information, such as U.S. and non-U.S. federal and state laws governing privacy and cybersecurity. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or employee data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or employee data, whether through system compromise or failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Depending on the circumstances giving rise to the information security breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages.

Damage to our reputation could damage our business.

Maintaining our reputation is critical to our attracting and maintaining customers, investors and employees. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues include, but are not limited to, any of the risks discussed in this Item 1A, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, cybersecurity and privacy, record keeping, sales and trading practices, failure to sell securities we have underwritten at the anticipated price levels, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat customers and clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also result in harm to our prospects. Our operations in the past have been impacted as some clients either ceased doing business or temporarily slowed down the level of business they do, thereby decreasing our revenue. There is no assurance that we will be able to successfully reverse the negative impact of allegations and rumors in the future and our potential failure to do so could have a material adverse effect on our business, financial condition and liquidity.

Employee misconduct or fraud could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm.

There is a risk that our employees could engage in fraud or other misconduct that adversely affects our business. For example, we are subject to a number of obligations and standards arising from our asset management business and our responsibility over the assets managed by this business. In addition, our financial advisors may act in a fiduciary capacity, providing financial planning, investment advice, and discretionary asset management. Misconduct or fraud by employees, advisors, or other third-party service providers could cause significant losses. In addition, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. Employee misconduct or fraud could include, among other things, binding us to unauthorized transactions that present unacceptable risks, engaging in other unauthorized

activities or concealing unsuccessful investments. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective against certain misconduct, including conduct which is difficult to detect. The occurrence of significant employee misconduct could have a material adverse financial effect or cause us significant reputational harm and/or legal and regulatory liability, which in turn could seriously harm our business and our prospects.

We may not be able to insure certain risks economically.

We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if we are required to pay a deductible for an insured loss, results of operations could be adversely affected.

Future acquisitions and dispositions of our businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of our securities.

Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities, as well as our business mix and prospects. Consequently, our financial condition, results of operations and the trading price of our securities may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

Our investment in Jefferies Finance may not prove to be successful and may adversely affect our results of operations or financial condition.

Many factors, most of which are outside of our control, can affect Jefferies Finance's business, including adverse investment banking and capital market conditions leading to a decline of syndicate loans, inability of borrowers to repay commitments, adverse changes to a borrower's credit worthiness, and other factors that directly and indirectly effect the results of operations, and consequently may adversely affect our results of operations or financial condition.

Our investment in Berkadia may not prove to be successful and may adversely affect our results of operations or financial condition.

Many factors, most of which are outside of our control, can affect Berkadia's business, including loan losses in excess of reserves, a change in the relationships with U.S. Government-Sponsored Enterprises or federal agencies, a significant loss of customers, and other factors that directly and indirectly effect the results of operations, including the sales and profitability of Berkadia, and consequently may adversely affect our results of operations or financial condition.

If Berkadia suffered significant losses and was unable to repay its commercial paper borrowings, we would be exposed to loss pursuant to a reimbursement obligation to Berkshire Hathaway.

Berkadia obtains funds generated by commercial paper sales of an affiliate of Berkadia. All of the proceeds from the commercial paper sales are used by Berkadia to fund new mortgage loans, servicer advances, investments and other working capital requirements. Repayment of the commercial paper is supported by a $1.5 billion surety policy issued by a Berkshire Hathaway insurance subsidiary and a Berkshire Hathaway corporate guaranty, and we have agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. If Berkadia suffers significant losses and is unable to repay its commercial paper borrowings, we would suffer losses to the extent of our reimbursement obligation to Berkshire Hathaway.

Legal, Legislation and Regulation Risks

Legislation and regulation may significantly affect our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the rules and regulations adopted by the CFTC and the SEC introduced a comprehensive regulatory regime for swaps and SBS and parties that deal in such derivatives. One of our subsidiaries is registered as a swap dealer with the CFTC and is a member of the NFA, is registered as a security-based swap dealer with the SEC and is registered with the SEC as an OTC Derivatives Dealer. We have incurred significant compliance and operational costs as a result of the swaps and SBS rules adopted by the CFTC and SEC pursuant to the Dodd-Frank Act, and we expect that the complex regulatory framework will continue to require significant monitoring and compliance expenditures. Negative effects could result from an expansive extraterritorial application of the Dodd-Frank Act and/or insufficient international coordination with respect to adoption of rules for derivatives and other financial reforms in other jurisdictions.

Similar types of swap regulation have been proposed or adopted in jurisdictions outside the U.S., including in the EU, the U.K. and Japan. For example, the EU and the U.K. have established regulatory requirements relating to portfolio reconciliation and reporting, clearing certain OTC derivatives and margining for uncleared derivatives activities under the European Market Infrastructure Regulation ("EMIR"). Further enhancements (driven by regulation) have been required in 2024 with respect to EMIR OTC derivative transaction reporting, and affect our European entities.

The Markets in Financial Instruments Regulation and a revision of the Market in Financial Instruments Directive in 2018 (collectively referred to as "MiFID II") imposes certain restrictions as to the trading of shares and derivatives including market structure-related, reporting, investor protection-related and organizational requirements, requirements on pre- and post-trade transparency, requirements to use certain venues when trading financial instruments (which includes shares and certain derivative instruments), requirements affecting the way investment managers can obtain research, powers of regulators to impose position limits and provisions on regulatory sanctions. The European regulators continue to refine aspects of MiFID with these changes now being rolled out separately in both the UK and Europe.

New prudential regimes for investment firms have been implemented in both the EU and the UK for MiFID authorized investment firms. The Investment Firms Regulation (IFR) and the Investment Firms Directive (IFD), applicable in the EU, and the MIFIDPRU regime, applicable in the UK, while applying a more appropriate capital treatment for investments firms such as the UK entity, Jefferies International Limited, and, its EU subsidiary, Jefferies GmbH, include a requirement that a certain amount of variable remuneration for material risk takers be paid in non-cash instruments and have a deferral element. Consequently, we have adapted our remuneration structures for those employees identified as material risk takers.

A key focus of the European regulators over the last couple of years has been emerging regulation with regards to Operational Resilience, with regulators expecting investment firms like Jefferies to be able to assess (on an ongoing basis) their resilience (measured by impact to Jefferies' clients and market) on identified critical business services. This has brought our management of third party risk, business continuity and the mitigation of cyber risk more firmly into focus with the regulators.

Significant new legislation and regulation affecting the financial services industry is regularly proposed and sometimes adopted. These legislative and regulatory initiatives affect not only us, but also our competitors and certain of our clients. These changes could have an effect on our revenue and profitability, limit our ability to pursue certain business opportunities, impact the value of assets that we hold, require us to change certain business practices, impose additional costs on us and otherwise adversely affect our business. Accordingly, we cannot provide assurance that legislation and regulation will not eventually have an adverse effect on our business, results of operations, cash flows and financial condition. In the U.S., such initiatives frequently arise in the aftermath of elections that change the party of the president or the majority party in the House and/or Senate.

Increasing regulatory focus on evolving privacy and security issues and expanding laws could impact our businesses and investments and expose us to increased liability.

The EU General Data Protection Regulation (the "EU GDPR" or "GDPR") applies in all EU Member States and also applies to entities established outside of the EU where such entity processes personal data in relation to: (i) the offering of goods or services to data subjects in the EEA; or (ii) monitoring the behavior of data subjects as far as that behavior takes place in the EEA. The UK has implemented GDPR as part of its national law (the "UK GDPR"). The UK GDPR exists alongside the UK Data Protection Act 2018 and its requirements are largely aligned with those under the EU GDPR.

The EU GDPR and UK GDPR impose a number of obligations on organizations to which they apply, including, without limitation: accountability and transparency requirements; compliance with the data protection rights of data subjects; and under circumstances, the prompt reporting of certain personal data breaches to both the relevant data supervisory authority and impacted individuals.

The EU GDPR and UK GDPR also include restrictions on the transfer of personal data from the EEA to jurisdictions that are not recognized as having an adequate level of protection with regards to data protection laws.

The EU GDPR imposes significant fines for serious non-compliance of up to the higher of 4% of an organization's annual worldwide turnover or €20 million (or approximately £17.5 million under the UK GDPR). Data subjects also have a right to receive compensation as a result of infringement of the EU GDPR and/or UK GDPR for financial or non-financial losses.

Other privacy laws are in effect in the Americas, Europe and the Middle East and Asia-Pacific regions, many of which involve heightened compliance obligations similar to those under EU GDPR and UK GDPR. The privacy and cybersecurity legislative and regulatory landscape is evolving rapidly, and numerous proposals regarding privacy and cybersecurity are pending before U.S. and non-U.S. legislative and regulatory bodies. The adopted form of such developing legislation and regulation will determine the level of any resources which we will need to invest to ensure compliance. In the event of non-compliance with privacy laws and regulations, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

Extensive regulation of our business limits our activities, and, if we violate these regulations, we may be subject to significant penalties.

We are subject to extensive laws, rules and regulations in the countries in which we operate. Firms that engage in providing financial services must comply with the laws, rules and regulations imposed by national and state governments and regulatory and self-regulatory bodies with jurisdiction over such activities. Such laws, rules and regulations cover many aspects of providing financial services.

Our regulators supervise our business activities to monitor compliance with applicable laws, rules and regulations. In addition, if there are instances in which our regulators question our compliance with laws, rules, or regulations, they may investigate the facts and circumstances to determine whether we have complied. At any moment in time, we may be subject to one or more such investigations or similar reviews. At this time, all such investigations and similar reviews are insignificant in scope and immaterial to us. However, there can be no assurance that, in the future, the operations of our businesses will not violate such laws, rules, or regulations, or that such investigations and similar reviews will not result in significant or material adverse regulatory requirements, regulatory enforcement actions, fines or other adverse impact to the operation of our business.

Additionally, violations of laws, rules and regulations could subject us to one or more of the following events: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisors or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business. The occurrence of any of these events could have a material adverse effect on our business, financial condition and prospects.

Certain of our subsidiaries are subject to regulatory financial capital holding requirements that could impact various capital allocation decisions or limit the operations of our broker-dealers. In particular, compliance with the financial capital holding requirement may restrict our broker-dealers' ability to engage in capital-intensive activities such as underwriting and trading, and may also limit their ability to make loans, advances, dividends and other payments and may restrict our swap dealer's ability to execute certain derivative transactions.

Additional legislation, changes in rules, changes in the interpretation or enforcement of existing laws and rules, conflicts and inconsistencies among rules and regulations, or the entering into businesses that subject us to new rules and regulations may directly affect our business, results of operations and financial condition. We continue to monitor the impact of new U.S. and international regulation on our businesses.

Legal liability may harm our business.

Many aspects of our business involve substantial risks of liability, and in the normal course of business, we have been named as a defendant or codefendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our business, including increases in the number and size of investment banking transactions and our

expansion into new areas impose greater risks of liability. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our business and our prospects.

A change in tax laws in key jurisdictions could materially increase our tax expense.

We are subject to tax in the U.S. and numerous international jurisdictions. Changes to income tax laws and regulations in any of the jurisdictions in which we operate, or in the interpretation of such laws, or the introduction of new taxes, could significantly increase our effective tax rate and ultimately reduce our cash flow from operating activities and otherwise have an adverse effect on our financial condition or results of operations.

If our tax filing positions were to be challenged by federal, state and local, or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions.

We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our Chief Information Security Officer ("CISO") and the Global Information Security team ("GIS") oversee our cybersecurity program and exercise overall responsibility for the strategic vision, design, development and implementation of, and adherence to, the program's protocols. The comprehensive program includes policies and procedures designed to protect our systems, operations and the data entrusted to it from anticipated threats or hazards. The program applies seven layers of controls: governance, identification, protection, detection, response, recovery and third-party vendor management. The CISO reviews the cybersecurity framework annually as well as on an event-driven basis, as necessary, and reviews the scope of cybersecurity measures periodically, including to accommodate changes in business practices that may implicate security-related issues.

Protective measures, where appropriate, include, but are not limited to, physical and digital access controls, software security and patch management, identity verification, mobile device management, data loss prevention solutions, employee cybersecurity awareness communications and best practices training programs, security baselines and tools to detect and report anomalous activity, service provider risk assessments, network monitoring, hardware and software, and data erasure and media disposal. Measures, policies and standards are aligned with industry-leading frameworks, such as those promulgated by the International Organization for Standardization and the National Institute of Standards and Technology ("NIST").

We test our cybersecurity defenses regularly through automated vulnerability scanning to identify and remediate critical vulnerabilities. In addition, an independent vendor conducts annual penetration tests to validate our external security posture. For certain businesses, we also conduct cyber incident tabletop exercises involving hypothetical cybersecurity incidents to test our cyber incident response processes. Tabletop exercises are conducted by the Information Technology Risk team in collaboration with outside service providers, as appropriate, and members of senior management and Legal and Compliance. Learnings from these tabletop exercises and any events that we experience are reviewed, discussed, and incorporated into our cybersecurity risk management processes, as appropriate.

In addition to our internal exercises to test aspects of our cybersecurity program, we annually engage an independent third party to assess information system risks and the maturity of our cyber security program. The independent third party assesses the cybersecurity program against the Cyber Risk Institute Cyber Profile, a financial sector-focused framework based on the NIST Cybersecurity Framework, the results of which are reported to the Board of Directors and inform our program.

We have a comprehensive cybersecurity incident response and communication plan (the "IRP"), managed by the Security Operations Group, which is designed to inform appropriate risk management and business managers of non-routine suspected or confirmed information security or cybersecurity events based on the expected risk an event presents. A team composed of individuals from several internal technical and managerial functions may be formed to investigate and remediate such an event and determine the extent of external advisor support required, including from external counsel, forensic investigators and law enforcement agencies. The IRP is reviewed at least annually.

Cybersecurity is assessed by Information Technology Risk and approved by the Chief Information Officer ("CIO") as a component of our annual, enterprise-wide Risk Control Self Assessment ("RCSA") managed by the Operational Risk Group. The RCSA process is independently verified by the Internal Audit Department. Additionally, our cybersecurity risk management process includes reviewing risks discerned from time to time from both internal events and from external events, alerts and reports received from a broad variety of sources. Reports from external sources are also reviewed to formulate risk mitigation and remediation strategies. The CISO periodically discusses and reviews cybersecurity risks and related mitigants with the CIO, the Head of Information Technology Risk and General Counsel and incorporates relevant cybersecurity risk updates and metrics. We conduct periodic risk assessments and adjust and enhance our cybersecurity program in response to the evolving cybersecurity landscape and to align with regulatory and industry standards.

We also employ a process designed to periodically assess the cybersecurity risks associated with the engagement of third-party vendors and service providers. This assessment is conducted on the basis of, among other factors, the types of products or services provided and the extent and type of data accessed or processed by the third party.

Cybersecurity Governance

Our Board's Risk and Liquidity Oversight Committee oversees Jefferies' enterprise risk management. Oversight includes annually reviewing and approving the risk management framework and overarching risk appetite statements, which includes reviewing technology, cybersecurity and privacy risk and

reviewing the steps management has taken to monitor and control such exposures. The CISO keeps the Board informed about our security posture and cybersecurity maturity program on a regular basis, providing updates about the current threat landscape and related risks, cybersecurity events, significant incidents and new initiatives.

Our cybersecurity program is periodically assessed by the Internal Audit Department. The results of these audits are reported to the Audit Committee. Any resulting findings and associated actions to address issues are tracked and managed to completion. In addition, the Information Technology Risk team provides key risk indicators ("KRIs") monthly to the Operational Risk Committee whose members include the CIO, Chief Risk Officer ("CRO"), Head of Internal Audit and the CISO. The monthly presentation includes updates on key security incidents and the trending of cybersecurity KRIs.

Our dedicated GIS team is led by the CISO, who reports to the CIO. The CISO has extensive experience in cybersecurity and technology with over twenty years' experience managing cybersecurity in the financial and consulting services industries and is responsible for all aspects of cybersecurity across our global businesses. The CISO works closely with the CIO, Chief Financial Officer, CRO and the Legal and Compliance Departments to develop and advance our cybersecurity strategy.

Item 2. Properties

Our global headquarters and principal executive offices are located at 520 Madison Avenue, New York, New York, with our European and the Middle East headquarters in London and our Asia-Pacific headquarters in Hong Kong and other offices and operations located across the U.S. and around the world. In addition, we maintain backup data center facilities with redundant technologies for each of our three main data center hubs in Jersey City, London and Hong Kong. We lease all of our office space, or contract via service arrangement, which management believes is adequate for our business. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. Additionally, HomeFed owns and develops various real estate properties in the U.S.

Item 3. Legal Proceedings

Many aspects of our business involve substantial risks of legal and regulatory liability. In the normal course of business, we have been named as defendants or co-defendants in lawsuits involving primarily claims for damages. We are also involved in a number of judicial and regulatory matters, including exams, investigations and similar reviews, arising out of the conduct of our business. Based on currently available information, we do not believe that any matter will have a material adverse effect on our consolidated financial statements.

In July 2024, we commenced litigation against the former portfolio manager of 3|5|2 Capital ABS Master Fund LP (the "Fund") and a variety of individuals and entities (collectively, the "defendants"), alleging that the defendants engaged in a longstanding Ponzi scheme resulting in the misappropriation of approximately $106 million from investors in the Fund and in certain related accounts, including a separately managed account held by the Company. To date, the Company has recognized a loss of $17.2 million. We anticipate that this litigation, which will not be resolved in the near term, will result in the recovery of some or all of our losses but cannot, with any reliable accuracy, estimate how much we will be able to recover, or the outcome of this litigation, which may lead to additional proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common shares are traded on the NYSE under the symbol JEF. As of January 17, 2025, there were approximately 1,217 record holders of the common shares.

Dividends paid per common share:

	Year Ended November 30,		
	2024	**2023**	**2022**
First Quarter	$0.30	$0.30	$0.30
Second Quarter	$0.30	$0.30	$0.30
Third Quarter	$0.35	$0.30	$0.30
Fourth Quarter	$0.35	$0.30	$0.30

In January 2025, our Board of Directors increased our quarterly dividend from $0.35 to $0.40 per common share to be paid on February 27, 2025 to common shareholders of record at February 14, 2025. The payment of dividends in the future is subject to the discretion of our Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our Board of Directors may deem to be relevant.

During the year ended November 30, 2024, we purchased a total of 1.1 million of our common shares for $44.3 million, or an average price of $40.72 per share, in connection with net-share settlements under our equity compensation plan. Our equity compensation plan allows participants to surrender shares to satisfy certain tax liabilities arising from the vesting of restricted shares and the distribution of restricted share units.

There were no unregistered sales of equity securities during the period covered by this report.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. We did not purchase any shares under our share repurchase program during 2024.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Financials Index for the period commencing November 30, 2019 to November 30, 2024. Index data was furnished by S&P Global Market Intelligence. The graph assumes that $100 was invested on December 31, 2019 in each of our common stock, the S&P 500 Index and the S&P 500 Financials Index and that all dividends, including quarterly and special dividends, were reinvested.



Comparison of Cumulative Five Year Total Return

— Jefferies Financial Group Inc. —■— S&P 500 Index —▲— S&P 500 Financials Index

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report may contain or incorporate by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and/or the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our future and statements that are not historical or current facts. These forward-looking statements are often preceded by the words "should," "expect," "believe," "intend," "may," "will," "would," "could" or similar expressions. Forward-looking statements may contain expectations regarding revenues, earnings, operations and other results, and may include statements of future performance, plans and objectives. Forward-looking statements also include statements pertaining to our strategies for future development of our business and products. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in this report and other documents we file. You should read and interpret any forward-looking statement together with these documents, including the following:

- the description of our business contained in this report under the caption "Business";

- the risk factors contained in this report under the caption "Risk Factors";

- the discussion of our analysis of financial condition and results of operations contained in this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein;

- the discussion of our risk management policies, procedures and methodologies contained in this report under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" herein;

- the consolidated financial statements and notes to the consolidated financial statements contained in this report; and

- cautionary statements we make in our public documents, reports and announcements.

Any forward-looking statement speaks only as of the date on which that statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made, except as required by applicable law.

Our business, by its nature, does not produce predictable or necessarily recurring earnings. Our results in any given period can be materially affected by conditions in global financial markets, economic conditions generally and our own activities and positions. For a further discussion of the factors that may affect our future operating results, refer to the risk factors contained in this report under the caption "Risk Factors".

Our results of operations for the years ended November 30, 2024 ("2024") and November 30, 2023 ("2023") are discussed below. For a discussion of our results of operations for the year ended November 30, 2022 ("2022") and our 2023 results of operations as compared to our 2022 results of operations, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report Form 10-K for the year ended November 30, 2023, which was filed with the SEC on January 26, 2024.

Consolidated Results of Operations

Overview

$ in thousands	2024	2023	% Change
Net revenues	$ 7,034,803	$ 4,700,417	49.7 %
Non-interest expenses	6,029,257	4,346,148	38.7 %
Earnings from continuing operations before income taxes	1,005,546	354,269	183.8 %
Income tax expense from continuing operations	293,194	91,881	219.1 %
Net earnings from continuing operations	712,352	262,388	171.5 %
Net earnings from discontinued operations (including gain on disposal), net of income taxes	3,667	—	N/M
Net losses attributable to noncontrolling interests	(27,364)	(14,846)	84.3 %
Net losses attributable to redeemable noncontrolling interests	—	(454)	(100.0)%
Preferred stock dividends	74,110	14,616	407.0 %
Net earnings attributable to common shareholders	669,273	263,072	154.4 %
Effective tax rate from continuing operations	29.2 %	25.9 %	

$ in thousands	2023	2022	% Change
Net revenues	$ 4,700,417	$ 5,978,838	(21.4)%
Non-interest expenses	4,346,148	4,923,276	(11.7)%
Earnings from continuing operations before income taxes	354,269	1,055,562	(66.4)%
Income tax expense from continuing operations	91,881	273,852	(66.4)%
Net earnings from continuing operations	262,388	781,710	(66.4)%
Net losses attributable to noncontrolling interests	(14,846)	(2,397)	519.4 %
Net losses attributable to redeemable noncontrolling interests	(454)	(1,342)	(66.2)%
Preferred stock dividends	14,616	8,281	76.5 %
Net earnings attributable to common shareholders	263,072	777,168	(66.1)%
Effective tax rate from continuing operations	25.9 %	25.9 %	

N/M — Not Meaningful

Executive Summary

Consolidated Results

- Net revenues were $7.03 billion for 2024, up 49.7% compared to $4.70 billion for 2023, reflecting strength across all lines of business primarily due to market share gains and a stronger overall market for our services.

- Earnings from continuing operations before income taxes were $1.01 billion for 2024, up 183.8% compared to $354.3 million for 2023.

- Our overall results were strong for 2024, driven by strength and continued momentum in Investment Banking and Equities.

- Net earnings from discontinued operations (including gain on disposal), net of income taxes were $3.7 million and reflects the current year results of OpNet offset by a gain on the sale of OpNet, which closed in August 2024.

Business Results

- Investment banking net revenues were $3.44 billion for 2024, up 51.6% compared to $2.27 billion for 2023. Advisory net revenues were $1.81 billion, up 51.1% compared to $1.20 billion for 2023, primarily attributable to market share gains and increased overall market opportunity. Total underwriting

net revenues were $1.49 billion for 2024, up 53.4% compared to $970.5 million for 2023, due to increased equity and debt underwriting activity as a result of a more robust equity and general capital markets environment.

- Equities net revenues were $1.59 billion for 2024, up 39.8% compared to $1.14 billion for 2023, attributable to market share gains, increased volumes and more favorable trading opportunities driving stronger results across most of our equities business lines

- Fixed income net revenues were $1.17 billion, up 6.8% compared to $1.09 billion for 2023, driven by stronger results from our distressed trading and securitized markets businesses, partially offset by reduced activity in our global structured solutions business and less favorable results across our emerging markets, credit e-trading, corporates, and municipal securities businesses, which were particularly strong in the prior fiscal year.

- Asset management net revenues were $803.7 million for 2024, compared to $188.3 million for 2023. Investment return for 2024 were higher on improved performance across a number of our investment strategies, partially offset by $36.2 million of revenue losses associated with our investment in Weiss. Other investments net revenues for the current year were meaningfully higher than the prior year largely due to the inclusion of Stratos and Tessellis in our overall results as these entities became consolidated subsidiaries in the fourth quarter of 2023.

Non-interest Expenses

- Compensation and benefits expense was $3.66 billion for 2024, an increase of $1.12 billion, or 44.3%, compared to $2.54 billion for 2023. Compensation and benefits expense as a percentage of Net revenues was 52.0% for 2024, compared to 53.9% for 2023. The ratio for 2024 was impacted by the consolidation of Stratos and Tessellis, which have lower compensation ratios.

- Non-compensation expenses were $2.37 billion for 2024, an increase of $558.8 million, or 30.9%, compared to $1.81 billion for 2023. The increase in non-compensation expenses is primarily attributed to increased brokerage and clearing fees associated with increased trading volumes and higher technology and communication and business development expenses. Other expenses include bad debt expenses largely related to our losses associated with Weiss Strategy Advisers upon its shutdown in the first quarter of 2024. In addition, Non-compensation expenses were higher due to the inclusion of Stratos and Tessellis as operating subsidiaries, particularly impacting depreciation and amortization expense, following the consolidation of these entities in the fourth quarter of 2023, partially offset by the impact of the spin-off of Vitesse Energy in January 2023 and sale of Foursight in April 2024. The increased cost of sales for 2024 reflects increased sales activity within our HomeFed real estate subsidiary. Non-compensation expenses as a percentage of Net revenues improved from 38.5% in 2023 to 33.7% in 2024 as our revenue growth outpaced expense growth. The ratio includes our Other investments portfolio, which have higher non-compensation expense ratios.

Headcount

- At November 30, 2024, we had 7,822 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments, an increase of 258 employees from our headcount of 7,564 at November 30, 2023. Included within our global headcount are 2,063 employees of our Stratos, Tessellis, HomeFed and M Science subsidiaries. During the past year, we have increased the number of our Investment Banking Managing Directors and related staff, along with additional technology and corporate staff to support our growth and strategic priorities.

Revenues by Source

We present our results as two reportable business segments: Investment Banking and Capital Markets and Asset Management. Additionally, corporate activities are fully allocated to each of these reportable business segments. Beginning in fiscal 2024, we now refer to "Merchant banking" as "Other investments" in our Asset Management reportable segment.

Net revenues presented for our Investment Banking and Capital Markets reportable segment include allocations of interest income and interest expense as we assess the profitability of these businesses inclusive of the net interest revenue or expense associated with the respective activities, including the net interest cost of allocated short- and long-term debt, which is a function of the mix of each business's associated assets and liabilities and the related funding costs.

The remainder of our "Consolidated Results of Operations" is presented on a detailed product and expense basis. Our "Revenues by Source" is reported along the following business lines: Investment Banking, Equities, Fixed Income and Asset Management.

Foreign currency transaction gains or losses, debt valuation adjustments on derivative contracts, gains and losses on investments held in deferred compensation plans or certain other corporate income items are not considered by management in assessing the financial performance of our operating businesses and are, therefore, not reported as part of our business segment results.

	2024		2023		
$ in thousands	Amount	% of Net Revenues	Amount	% of Net Revenues	% Change
Advisory	$ 1,811,634	25.8 %	$ 1,198,916	25.5 %	51.1 %
Equity underwriting	799,804	11.4	560,243	11.9	42.8
Debt underwriting	689,227	9.8	410,208	8.7	68.0
Other investment banking	144,122	2.0	102,851	2.2	40.1
Total Investment Banking	**3,444,787**	**49.0**	**2,272,218**	**48.3**	**51.6**
Equities	1,592,793	22.6	1,139,425	24.2	39.8
Fixed income	1,166,761	16.6	1,092,736	23.2	6.8
Total Capital Markets	**2,759,554**	**39.2**	**2,232,161**	**47.4**	**23.6**
Total Investment Banking and Capital Markets (1)	**6,204,341**	**88.2**	**4,504,379**	**95.7**	**37.7**
Asset management fees and revenues	103,488	1.5	93,678	2.0	10.5
Investment return	212,209	3.0	154,461	3.3	37.4
Allocated net interest (2)	(62,135)	(1.0)	(49,519)	(1.1)	25.5
Other investments, inclusive of net interest	550,107	7.8	(10,275)	(0.2)	N/M
Total Asset Management	**803,669**	**11.3**	**188,345**	**4.0**	**326.7**
Other	26,793	0.5	7,693	0.3	248.3
Net revenues	**$ 7,034,803**	**100.0 %**	**$ 4,700,417**	**100.0 %**	**49.7 %**

	2023		2022		
$ in thousands	Amount	% of Net Revenues	Amount	% of Net Revenues	% Change
Advisory	$ 1,198,916	25.5 %	$ 1,778,003	29.7 %	(32.6)%
Equity underwriting	560,243	11.9	538,947	9.0	4.0
Debt underwriting	410,208	8.7	490,873	8.2	(16.4)
Other investment banking	102,851	2.2	63,245	1.1	62.6
Total Investment Banking	**2,272,218**	**48.3**	**2,871,068**	**48.0**	**(20.9)**
Equities	1,139,425	24.2	1,069,701	17.9	6.5
Fixed income	1,092,736	23.2	800,492	13.4	36.5
Total Capital Markets	**2,232,161**	**47.4**	**1,870,193**	**31.3**	**19.4**
Total Investment Banking and Capital Markets (1)	**4,504,379**	**95.7**	**4,741,261**	**79.3**	**(5.0)**
Asset management fees and revenues	93,678	2.0	89,127	1.5	5.1
Investment return	154,461	3.3	156,594	2.6	(1.4)
Allocated net interest (2)	(49,519)	(1.1)	(54,429)	(0.9)	(9.0)
Other investments, inclusive of net interest	(10,275)	(0.2)	1,052,199	17.6	N/M
Total Asset Management	**188,345**	**4.0**	**1,243,491**	**20.8**	**(84.9)**
Other	7,693	0.3	(5,914)	(0.1)	N/M
Net revenues	**$ 4,700,417**	**100.0 %**	**$ 5,978,838**	**100.0 %**	**(21.4)%**

N/M — Not Meaningful

(1) Allocated net interest is not separately disaggregated for Investment Banking and Capital Markets. This presentation is aligned to our Investment Banking and Capital Markets internal performance measurement.

(2) Allocated net interest represents an allocation to Asset Management of our long-term debt interest expense, net of interest income on our Cash and cash equivalents and other sources of liquidity. Allocated net interest has been disaggregated to increase transparency and to make clearer actual Investment return. We believe that aggregating Investment return and Allocated net interest would obscure the Investment return by including an amount that is unique to our credit spreads, debt maturity profile, capital structure, liquidity risks and allocation methods.

Beginning in the fourth quarter of 2024, revenues from corporate equity derivative transactions historically included within Other investment banking net revenues were reclassified to Equities net revenues as the underlying business has matured and has started to generate meaningful revenues. Prior year amounts have been revised to conform to this reclassification change to the current year reporting.

Investment Banking Revenues

Investment banking is composed of revenues from:

- advisory services with respect to mergers and acquisitions, debt financing, restructurings and private capital transactions;

- underwriting services, which include debt underwriting and placement services related to investment grade debt, high yield bonds, leveraged loans, emerging market debt, global structured notes, municipal debt, mortgage-backed and asset-backed securities; equity underwriting and placement services related to equity offerings, preferred stock, and equity-linked securities; and loan syndication;

- our 50% share of net earnings from our corporate lending joint venture, Jefferies Finance;

- our 45% share of net earnings from our commercial real estate joint venture, Berkadia (which includes commercial mortgage origination and servicing);

- Foursight, our wholly-owned subsidiary engaged in the lending and servicing of automobile loans (until the sale in April 2024);

- securities and loans received or acquired in connection with our investment banking activities; and

- certain revenue-sharing agreements with SMBC primarily associated with investment banking business opportunities.

Investment banking net revenues were $3.44 billion for 2024, up 51.6% compared to $2.27 billion for 2023. We have made extensive investments in our investment banking business, including a significant number of professional hires, particularly at the managing director level, and have expanded our capabilities across sectors and regions, which has led to market share gains.

	Deals Completed		
	2024	**2023**	**2022**
Advisory transactions	364	287	364
Public and private equity and convertible offerings	243	182	166
Public and private debt financings	1,080	699	653

	Aggregate Value		
$ in millions	**2024**	**2023**	**2022**
Advisory transactions	$ 359.2	$ 259.1	$ 336.7
Public and private equity and convertible offerings	83.5	59.6	37.8
Public and private debt financings	516.1	213.6	250.6

Advisory net revenues were $1.81 billion for 2024, up 51.1% compared to $1.20 billion for 2023, driven by market share gains attributable to an increase in transaction levels across most sectors in the global mergers and acquisitions markets.

Total underwriting net revenues were $1.49 billion for 2024, up 53.4% compared to $970.5 million for 2023, due to increased equity and debt underwriting activity as a result of a more robust equity and general capital markets environment.

Other investment banking net revenues were $144.1 million for 2024, compared to $102.9 million for 2023. Results from our share of the net earnings of our Jefferies Finance joint venture increased, as net revenues were slightly improved and certain investment and loan losses incurred in 2023 were not repeated. Revenues from our share of the net earnings of our Berkadia joint venture increased from the prior year period primarily driven by higher interest income and servicing fees attributable to a larger and growing loan servicing portfolio, as well as an increase in sales volumes. In addition, during the current year, we recognized a $24.2 million gain from the sale of Foursight. Other investment banking revenue also includes net gains on investments and revenue from our strategic alliance with SMBC.

Our investment banking backlog remains robust and we see signs that underwriting and mergers and acquisitions activity in the upcoming year will remain strong, although execution is always uncertain and dependent on market conditions. Backlog snapshots are subject to limitations as the time frame for the realization of revenues from these expected transactions varies and is influenced by factors we do not control. Transactions not included in the estimate may occur, and expected transactions may also be modified or cancelled.

Equities Net Revenues

Equities is composed of net revenues from:

- services provided to our clients from which we earn commissions or spread revenue by executing, settling and clearing transactions for clients;

- advisory services offered to clients;

- financing, securities lending and other prime brokerage services offered to clients, including capital introductions and outsourced trading;

- corporate equity derivative transactions; and

- wealth management services.

Equities net revenues were $1.59 billion for 2024, an increase of 39.8% compared to $1.14 billion in 2023, attributable to market share gains, increased volumes and more favorable trading opportunities driving stronger results across most of our equities business lines. Results in our cash and electronic trading businesses significantly increased over the prior year period. Results in our prime services business were also strong and revenue from equity derivative transactions has continued to grow as the business continues to mature.

Fixed Income Net Revenues

Fixed income is composed of net revenues from:

- executing transactions for clients and making markets in securitized products, investment grade, high-yield, distressed, emerging markets, municipal, sovereign and emerging markets securities and loans;

- customized products and corporate hedging and foreign currency solutions through derivative products; and

- financing and other structuring services.

Fixed income net revenues were $1.17 billion for 2024, up 6.8% compared to $1.09 billion in 2023, driven by stronger results from our distressed trading and securitized markets businesses, partially offset by reduced activity in our global structured solutions business and lower results across our emerging markets, credit e-trading, corporates, and municipal securities businesses, which were particularly strong in the prior fiscal year.

Asset Management

We operate a diversified alternative asset management platform offering institutional clients a range of investment strategies directly and through our affiliated asset managers. We provide certain of our affiliated asset managers access to our global marketing and distribution platform, as well as operational infrastructure and support. We often invest our own capital in the strategies offered by us and associated third-party asset managers in which we have an interest.

Asset management revenues include the following:

- management and performance fees from funds and accounts managed by us;

- revenue from affiliated asset managers where we are entitled to portions of their revenues and/or profits, as well as earnings on our ownership interests in our affiliated asset managers;

- investment income from our capital invested in and managed by us and our affiliated asset managers; and

- revenues from investments held in our other investments portfolio, including consolidated operations from real estate development activities, foreign exchange trading (Stratos consolidated from the beginning of the fourth quarter of 2023 and telecommunications activities related to Tessellis (consolidated at the end of the fourth quarter of 2023) as well as OpNet (from the at the end of the fourth quarter of 2023 through its sale in August 2024) and investments in certain public equity securities and private companies. Prior fiscal years include revenues from oil and gas activities until the spin-off of our interest in Vitesse Energy in January 2023.

Asset management fees and revenues are impacted by the level of assets under management and the performance return of those assets, for the most part on an absolute basis, and, in certain cases, relative to a benchmark or hurdle. These components can be affected by financial markets, profits and losses in the applicable investment portfolios and client capital activity. Further, asset management fees vary with the nature of investment management services. The terms under which clients may terminate our investment management agreements, and the requisite notice period for such termination, varies depending on the nature of the investment vehicle and the liquidity of the portfolio assets. In some instances, performance fees and similar revenues are recognized once a year, when they become fixed and determinable and are not probable of being significantly reversed, typically in December. As a result, a significant portion of our performance fees and similar revenues generated from investment returns in a calendar year are recognized in our following fiscal year.

$ in thousands	2024	2023	% Change
Asset management fees:			
Equities	$ 5,145	$ 3,785	35.9 %
Multi-asset	45,555	30,082	51.4 %
Total asset management fees	**50,700**	**33,867**	**49.7 %**
Revenue from strategic affiliates (1)	52,788	59,811	(11.7)%
Total asset management fees and revenues	**103,488**	**93,678**	**10.5 %**
Investment return	212,209	154,461	37.4 %
Other investments	550,107	(10,275)	N/M
Allocated net interest	(62,135)	(49,519)	25.5 %
Total Asset Management	**$ 803,669**	**$ 188,345**	**326.7 %**

$ in thousands	2023	2022	% Change
Asset management fees:			
Equities	$ 3,785	$ 7,198	(47.4)%
Multi-asset	30,082	16,327	84.2 %
Total asset management fees	**33,867**	**23,525**	**44.0 %**
Revenue from strategic affiliates (1)	59,811	65,602	(8.8)%
Total asset management fees and revenues	**93,678**	**89,127**	**5.1 %**
Investment return	154,461	156,594	(1.4)%
Other investments	(10,275)	1,052,199	N/M
Allocated net interest	(49,519)	(54,429)	(9.0)%
Total Asset Management	**$ 188,345**	**$ 1,243,491**	**(84.9)%**

(1) These amounts include our share of fees received by affiliated asset management companies with which we have revenue and profit share arrangements, as well as earnings on our ownership interest in affiliated asset managers.

Asset management fees and revenues were $103.5 million for 2024, compared to $93.7 million for 2023, reflecting higher management and performance fees on funds managed by us, partially offset by a decrease in revenues from our strategic affiliates.

Investment return was $212.2 million for 2024, compared to $154.5 million for 2023, with the increase driven by improved returns generated across a number of our fund strategies, partially offset by losses of $36.2 million associated with our investment in Weiss.

Other investments net revenues were $550.1 million for 2024, compared to negative net revenues of $(10.3) million for 2023, with the increase primarily driven by the consolidation of Stratos and Tessellis in the fourth quarter of 2023, partially offset by the spin-off of Vitesse Energy in January 2023. Additionally, during the current year, Other investments net revenues include net gains on investment positions compared to losses recognized in the prior fiscal year on certain positions.

Assets Under Management

Aggregate net asset values or net asset value equivalent assets under management:

$ in millions	2024	2023
Seed capital net asset values of investments	$ 1,761	$ 1,763
Financed net asset values of investments	1,174	1,785
Net asset values of investments (1)	2,935	3,548
Assets under management by affiliated asset managers with revenue sharing arrangements (2)	19,498	22,379
Third-party and other investments actively managed by our wholly-owned managers (3)	2,596	2,100
Total aggregate net asset values or net asset value equivalent assets under management	**$ 25,029**	**$ 28,027**

(1) Revenues related to the investments made by us are presented in Investment return within the results of our asset management businesses.

(2) Revenues from our share of fees received by affiliated asset managers are presented in Revenue from strategic affiliates within the results of our asset management businesses.

(3) We earn asset management fees as a result of the third-party investments, which are presented in Asset management fees and revenues within the results of our asset management businesses.

The tables below include third-party and other assets under management by us, excluding those of our affiliated asset managers.

Assets under management by predominant asset class:

$ in millions	2024	2023
Assets under management:		
Equities	$ 473	$ 448
Multi-asset	2,123	1,606
Total	**$ 2,596**	**$ 2,054**

Change in assets under management:

$ in millions	2024	2023
Assets under management:		
Balance, beginning of period	$ 2,054	$ 1,248
Net cash inflows	442	693
Net market appreciation (depreciation)	100	113
Balance, end of period	**$ 2,596**	**$ 2,054**

Assets under management are based on the net asset value or net asset value equivalent of a fund plus unfunded capital commitments to the fund, the net asset value equivalents of separately managed accounts and the fair value of any invested capital in our consolidated funds and separately managed accounts. Assets under management is generally based on how fee and revenues are calculated and the measure also includes funds and separately managed accounts for which we do not charge fees.

Our definition of assets under management is not based on any definition contained in any of our investment management agreements and differs from the manner in which "Regulatory Assets Under Management" is reported to the SEC on Form ADV.

Asset Management Investments

Our asset management business makes seed and additional strategic investments directly in alternative asset management separately managed accounts and co-mingled funds where we act as the asset manager or in affiliated asset managers where we have strategic relationships and participate in the revenues or profits of the affiliated manager.

Investments by type of asset manager:

$ in thousands	2024	2023
Jefferies Financial Group Inc.; as manager:		
Fund investments (1)	$ 199,248	$ 179,533
Separately managed accounts (2)	177,998	187,350
Total	**$ 377,246**	**$ 366,883**
Strategic affiliates; as manager:		
Fund investments (1)	$ 944,940	$ 936,743
Separately managed accounts (2)	439,043	458,894
Investments in asset managers	81,403	40,363
Total	**$ 1,465,386**	**$ 1,436,000**
Total asset management investments	**$ 1,842,632**	**$ 1,802,883**

(1) Due to the level or nature of an investment in a fund, we may consolidate that fund; and accordingly, the assets and liabilities of the fund are included in the representative line items in our consolidated financial statements. At November 30, 2024 and 2023, $11.3 million and $11.9 million, respectively, represent net investments in funds that have been consolidated in our financial statements.

(2) Where we have investments in a separately managed account, the assets and liabilities of such account are presented in our consolidated financial statements within each respective line item.

Other

Other revenues include foreign currency transaction gains or losses, debt valuation adjustments on derivative contracts, gains and losses on investments held in deferred compensation plans or certain other corporate income items that are not attributed to business segments as management does not consider such amounts in assessing the financial performance of our operating businesses.

Non-interest Expenses

$ in thousands	2024	2023	% Change
Compensation and benefits	$ 3,659,588	$ 2,535,272	44.3 %
Brokerage and clearing fees	432,721	366,702	18.0
Underwriting costs	68,492	61,082	12.1
Technology and communications	546,655	477,028	14.6
Occupancy and equipment rental	118,611	106,051	11.8
Business development	283,459	177,541	59.7
Professional services	296,204	266,447	11.2
Depreciation and amortization	190,326	112,201	69.6
Cost of sales	206,283	29,435	600.8
Other	226,918	214,389	5.8
Total non-interest expenses	**$ 6,029,257**	**$ 4,346,148**	**38.7 %**

$ in thousands	2023	2022	% Change
Compensation and benefits	$ 2,535,272	$ 2,589,044	(2.1)%
Brokerage and clearing fees	366,702	347,805	5.4
Underwriting costs	61,082	42,067	45.2
Technology and communications	477,028	444,011	7.4
Occupancy and equipment rental	106,051	108,001	(1.8)
Business development	177,541	150,500	18.0
Professional services	266,447	240,978	10.6
Depreciation and amortization	112,201	172,902	(35.1)
Cost of sales	29,435	440,837	(93.3)
Other	214,389	387,131	(44.6)
Total non-interest expenses	**$ 4,346,148**	**$ 4,923,276**	**(11.7)%**

Total Non-interest Expenses

Non-interest expenses were $6.03 billion for 2024, an increase of $1.68 billion, or 38.7%, compared to $4.35 billion for 2023, primarily due to an increase in overall business activity and compensation expense. Non-compensation expenses are also impacted by the inclusion of Stratos and Tessellis as operating subsidiaries following the consolidation of these entities in the fourth quarter of 2023, partially offset by the impact of the spin-off of Vitesse Energy in January 2023 and the sale of Foursight in April 2024.

Compensation and Benefits

Compensation and benefits expense consists of salaries, benefits, commissions, annual cash compensation and share-based awards and the amortization of share-based and cash compensation awards to employees.

Cash and share-based awards and a portion of cash awards granted to employees as part of year end compensation generally contain provisions such that employees who terminate their employment or are terminated without cause may continue to vest in their awards, so long as those awards are not forfeited as a result of other forfeiture provisions (primarily non-compete clauses) of those awards. Accordingly, the compensation expense for a portion of awards granted at year end as part of annual compensation is recorded during the year of the award. Compensation and benefits expense includes amortization expense associated with these awards to the extent vesting is contingent on future service. In addition, certain awards to our Chief Executive Officer and our President contain market and performance conditions and the awards are amortized over their service periods.

Compensation and benefits expense was $3.66 billion for 2024 compared to $2.54 billion for 2023. A significant portion of our compensation expense is highly variable with net revenues. Compensation and benefits expense as a percentage of Net revenues was 52.0% for 2024 and 53.9% for 2023. The ratio for 2024 was impacted by the consolidation of Stratos and Tessellis, which have much lower compensation rates proportionate to net revenues.

Compensation expense related to the amortization of share- and cash-based awards amounted to $513.7 million for 2024 compared to $370.0 million for 2023.

At November 30, 2024, we had 7,822 employees globally across all of our consolidated subsidiaries within our Investment Banking and Capital Markets and Asset Management reportable segments, an increase of 258 employees from our headcount of 7,564 at November 30, 2023. Included within our global headcount are 2,063 employees of our Stratos, Tessellis, HomeFed, and M Science subsidiaries. During the past year, we have increased the number of our Investment Banking Managing Directors and related staff along with additional technology and corporate staff to support our growth and strategic priorities.

Refer to Note 15, Compensation Plans included in this Annual Report on Form 10-K, for further details on compensation and benefits.

Non-interest Expenses (Excluding Compensation and Benefits)

Non-interest expenses, excluding Compensation and benefits, as a percentage of Net revenues improved from 38.5% in 2023 to 33.7% in 2024 as our revenue growth outpaced expense growth. The ratio includes our Other investments portfolio, which has a higher non-compensation expense ratio.

Non-interest expenses was impacted by the following:

• Brokerage and clearing fees were higher by $66.0 million due to increased trading volumes.

• Technology and communication were higher by $69.6 million related to the continued development of various trading and management systems and increased market data costs.

• Business development was higher by $105.9 million reflecting increased investment banking advisory and capital markets underwriting activity.

• Professional services expenses were higher by $29.8 million primarily on increased transaction related legal fees associated with capital markets transaction and litigation as well as consulting fees paid to outsourced vendors related to strategic technology investment initiatives.

• Cost of sales and depreciation and amortization expenses were higher by $255.0 million primarily reflecting the consolidation of Stratos and Tessellis, partially offset by the spin-off of Vitesse Energy in January 2023 and sale of Foursight in April 2024.

Income Taxes

• The provision for income taxes on continuing operations was $293.2 million for 2024, equating to an effective tax rate of 29.2%, compared to $91.9 million for 2023, equating to an effective tax rate of 25.9%. The higher rate for 2024 is largely due to a smaller tax benefit from share-based awards in the current year.

• The Organization for Economic Co-operation and Development ("OECD") Pillar Two Model Rules ("Pillar Two") for the global 15% minimum tax have been adopted in a number of jurisdictions in which we operate. Pillar Two will be applicable to us beginning December 1, 2024 and we do not expect a material impact on our income tax expense for the year ended November 30, 2025.

Refer to Note 20, Income Taxes in our consolidated financial statements included in this Annual Report on Form 10-K, for further details on income taxes.

Accounting Developments

For a discussion of recently issued accounting developments and their impact on our consolidated financial statements, refer to Note 3, Accounting Developments in our consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. Actual results can and may differ from estimates. These differences could be material to our consolidated financial statements.

We believe our application of U.S. GAAP and the associated estimates are reasonable. Our accounting estimates are reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

For further discussions of the following significant accounting policies and other significant accounting policies, refer to Note 2, Summary of Significant Accounting Policies in our consolidated financial statements included in this Annual Report on Form 10-K.

Valuation of Financial Instruments

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Unrealized gains or losses are generally recognized in Principal transactions revenues in our Consolidated Statements of Earnings.

For information on the composition of our Financial instruments owned and Financial instruments sold, not yet purchased recorded at fair value, refer to Note 6, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K.

Fair Value Hierarchy – In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs, where Level 1 uses observable prices in active markets and Level 3 uses valuation techniques that incorporate significant unobservable inputs. Greater use of management judgment is required in determining fair value when inputs are less observable or unobservable in the marketplace, such as when the volume or level of trading activity for a financial instrument has decreased and when certain factors suggest that observed transactions may not be reflective of orderly market transactions. Judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. Prices or quotes are weighed when estimating fair value with greater reliability placed on information from transactions that are considered to be representative of orderly market transactions.

Fair value is a market-based measure; therefore, when market observable inputs are not available, our judgment is applied to reflect those judgments that a market participant would use in valuing the same asset or liability. The availability of observable inputs can vary for different products. We use prices and inputs that are current as of the measurement date even in periods of market disruption or illiquidity. The valuation of financial instruments categorized within Level 3 of the fair value hierarchy involves the greatest extent of management judgment. Refer to Note 2, Summary of Significant Accounting Policies and Note 6, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K for further

information on the definitions of fair value, Level 1, Level 2 and Level 3 and related valuation techniques.

For information on the composition of our Financial instruments owned and Financial instruments sold, not yet purchased recorded at fair value and the composition of activity of our Level 3 assets and Level 3 liabilities, refer to Note 6, Fair Value Disclosures in our consolidated financial statements included in this Annual Report on Form 10-K.

Controls Over the Valuation Process for Financial Instruments – Our Independent Price Verification Group, independent of the trading function, plays an important role in determining that our financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. Where a pricing model is used to determine fair value, these control processes include reviews of the pricing model's theoretical soundness and appropriateness by risk management personnel with relevant expertise who are independent from the trading desks. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model.

Income Taxes

Significant judgment is required in estimating our provision for income taxes. In determining the provision for income taxes, we must make judgments and interpretations about how to apply inherently complex tax laws to numerous transactions and business events. In addition, we must make estimates about the amount, timing and geographic mix of future taxable income, which includes various tax planning strategies to utilize tax attributes and deferred tax assets before they expire.

We record a valuation allowance to reduce our net deferred tax asset to the amount that is more likely than not to be realized. We are required to consider all available evidence, both positive and negative, and to weigh the evidence when determining whether a valuation allowance is required and the amount of such valuation allowance. Generally, greater weight is required to be placed on objectively verifiable evidence when making this assessment, in particular on recent historical operating results.

We also record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which could be significant to our financial condition or results of operations.

Impairment of Equity Method Investments

We evaluate equity method investments for impairment when operating losses or other factors may indicate a decrease in value which is other than temporary. We consider a variety of factors including economic conditions nationally and in an investment's geographic area of operation, adverse changes in the industry in which an investment operates, declines in business prospects, deterioration in earnings, increasing costs of operations and other relevant factors specific to the

investee. Whenever we believe conditions or events indicate that one of these investments might be significantly impaired, we generally obtain from such investee updated cash flow projections and obtain other relevant information related to assessing the overall valuation of the investee. Utilizing this information, we assess whether the investment is considered to be other-than-temporarily impaired. To the extent an investment is deemed to be other-than-temporarily impaired, an impairment charge is recognized for the amount, if any, by which the investment's book value exceeds our estimate of the investment's fair value.

In the first quarter of 2023, we performed a valuation of our equity method investment in Golden Queen as forecasts of the expected future production of gold and silver from its mine had declined from previous periods. Our estimate of fair value was based on a discounted cash flow analysis, which included management's projections of future Golden Queen cash flows and a discount rate of 11.0%. As a result, an impairment loss of $22.1 million was recorded in Other income for the three months ended February 28, 2023. During the three months ended May 31, 2023, we recognized an additional impairment loss of $7.3 million primarily due to further declines in cash flows at Golden Queen resulting in a carrying value our investment of $16.8 million at May 31, 2023. During the three months ended August 31, 2023, we recognized an additional impairment loss of $27.8 million, which reduced the carrying value of our investment to zero and also reduced the carrying value of shareholder loans to Golden Queen to $8.8 million at August 31, 2023. The impairment for the three months ended August 31, 2023 was primarily based on our estimate of what could be recognized in a sale transaction for the investment. In the fourth quarter of 2023, we sold Golden Queen and recognized a gain of $1.7 million on the sale.

We had an equity method interest in Stratos with rights to a majority of all distributions in respect of Stratos. In the fourth quarter of 2022, we had a triggering event to test our investment in Stratos for impairment. We estimated the fair value of our equity interest in Stratos based primarily on a discounted cash flow valuation model. The discounted cash flow valuation model used inputs including management's projections of future Stratos cash flows and a discount rate of 23.0%. The estimated fair value of our equity investment in Stratos was $61.7 million as of the date of our impairment evaluation, which was $25.3 million lower than our prior carrying value. We concluded that the decline in fair value was other than temporary and as result incurred a $25.3 million impairment charge. During 2023, we obtained 100% of the interests in Stratos and now account for Stratos as a wholly owned subsidiary. Refer to Note 4, Business Acquisitions in our consolidated financial statements included in this Annual Report on Form 10-K.

Goodwill

At November 30, 2024, goodwill recorded in our Consolidated Statements of Financial Condition is $1.83 billion (2.8% of total assets). The nature and accounting for goodwill is discussed in Note 2, Summary of Significant Accounting Policies, and Note 13, Goodwill and Intangible Assets, in our consolidated financial statements included in this Annual Report on Form 10-K. Goodwill must be allocated to reporting units and tested for impairment at least annually, or when circumstances or events make it more likely than not that an impairment occurred. Goodwill is tested by comparing the estimated fair value of each reporting unit with its carrying value. Our annual goodwill impairment testing date for a substantial portion of our reporting units is August 1 and November 30 for other identified reporting

units. The results of our annual tests did not indicate any goodwill impairment.

We use allocated tangible equity plus allocated goodwill and intangible assets for the carrying amount of each reporting unit. The amount of tangible equity allocated to a reporting unit is based on our cash capital model deployed in managing our businesses, which seeks to approximate the capital a business would require if it were operating independently. For further information on our Cash Capital Policy, refer to the Liquidity, Financial Condition and Capital Resources section herein. Intangible assets are allocated to a reporting unit based on either specifically identifying a particular intangible asset as pertaining to a reporting unit or, if shared among reporting units, based on an assessment of the reporting unit's benefit from the intangible asset in order to generate results.

Estimating the fair value of a reporting unit requires management judgment and often involves the use of estimates and assumptions that could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Estimated fair values for our reporting units utilize market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable public companies and/or projected cash flows. Under the market valuation approach, the key assumptions are the selected multiples and our internally developed projections of future profitability, growth and return on equity for each reporting unit. The weight assigned to the multiples requires judgment in qualitatively and quantitatively evaluating the size, profitability and the nature of the business activities of the reporting units as compared to the comparable publicly-traded companies. The valuation methodology for our reporting units is sensitive to management's forecasts of future profitability, which are a significant component of the valuation and come with a level of uncertainty regarding trading volumes and capital market transaction levels. In addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, we apply a control premium to arrive at the estimate fair value of each reporting unit on a controlling basis.

Carrying values of goodwill by reporting unit:

	November 30,	
$ in millions	2024	2023
Investment banking	$ 700.7	$ 700.2
Equities and wealth management	255.4	255.3
Fixed income	576.9	576.6
Asset management	143.0	143.0
Other investments	151.9	172.8
Total	**$ 1,827.9**	**$ 1,847.9**

Refer to Note 4, Business Acquisitions and Note 13, Goodwill and Intangible Assets in our consolidated financial statements included in this Annual Report on Form 10-K for further details on goodwill.

Liquidity, Financial Condition and Capital Resources

Our CFO and Global Treasurer are responsible for developing and implementing our liquidity, funding and capital management strategies. These policies are determined by the nature and needs of our day-to-day business operations, business opportunities, regulatory obligations, and liquidity requirements.

Our actual levels of capital, total assets and financial leverage are a function of a number of factors, including asset composition, business initiatives and opportunities, regulatory requirements and cost and availability of both long term and short-term funding. We have historically maintained a balance sheet consisting of a large portion of our total assets in cash and liquid marketable securities. The liquid nature of these assets provides us with flexibility in financing and managing our business.

We also own a legacy portfolio of businesses and investments that are reflected as consolidated subsidiaries, equity investments or securities. Over the most recent years, we completed several critical steps to substantially liquidate our legacy Other investments portfolio of businesses, including the spin-off of Vitesse Energy in January 2023 and the sales of Golden Queen in November 2023, Foursight in April 2024 and the wholesale operations of OpNet in August 2024.

In keeping with our strategy of returning excess liquidity to shareholders, during the year ended November 30, 2024, we returned an aggregate of $347.3 million to shareholders primarily in the form of $303.0 million in cash dividends and the repurchases of $1.1 million common shares for a total of $44.3 million at a weighted average price of $40.72 per share in connection with the net share settlement for tax purposes of stock awards under our equity compensation plans.

We maintain modest leverage to support our investment grade ratings. The growth of our balance sheet is supported by our equity and we have quantitative metrics in place to monitor leverage and double leverage. Our capital plan is robust, in order to sustain our operating model through stressed conditions. We maintain adequate financial resources to support business activities in both normal and stressed market conditions, including a buffer in excess of our regulatory, or other internal or external, requirements. Our access to funding and liquidity is stable and efficient to ensure that there is sufficient liquidity to meet our financial obligations in normal and stressed market conditions.

Our Balance Sheet

A business unit level balance sheet and cash capital analysis are prepared and reviewed with senior management on a weekly basis. As a part of this balance sheet review process, capital is allocated to all assets and gross balance sheet limits are adjusted, as necessary. This process ensures that the allocation of capital and costs of capital are incorporated into business decisions. The goals of this process are to protect the firm's platform, enable our businesses to remain competitive, maintain the ability to manage capital proactively and hold businesses accountable for both balance sheet and capital usage.

We actively monitor and evaluate our financial condition and the composition of our assets and liabilities. We continually monitor our overall securities inventory, including the inventory turnover rate, which confirms the liquidity of our overall assets. A significant portion of our financial instruments are valued on a daily basis and we monitor and employ balance sheet limits for our various businesses.

	November 30,		
$ in millions	2024	2023	% Change
Total assets	$ 64,360.3	$ 57,905.2	11.1 %
Cash and cash equivalents	12,153.4	8,526.4	42.5
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	1,132.6	1,414.6	(19.9)
Financial instruments owned	24,138.3	21,747.5	11.0
Financial instruments sold, not yet purchased	11,007.3	11,251.2	(2.2)
Total Level 3 assets	734.2	680.6	7.9
Securities borrowed	$ 7,213.4	$ 7,192.1	0.3 %
Securities purchased under agreements to resell	6,179.7	5,950.5	3.9
Total securities borrowed and securities purchased under agreements to resell	$ 13,393.1	$ 13,142.6	1.9 %
Securities loaned	$ 2,540.9	$ 1,840.5	38.1 %
Securities sold under agreements to repurchase	12,337.9	10,920.6	13.0
Total securities loaned and securities sold under agreements to repurchase	$ 14,878.8	$ 12,761.1	16.6 %

Total assets at November 30, 2024 and 2023 were $64.36 billion and $57.91 billion, respectively, an increase of 11.1%. During 2024, average total assets were approximately 10.3% higher than total assets at November 30, 2024.

Our total Financial instruments owned inventory was $24.14 billion and $21.75 billion at November 30, 2024 and 2023, respectively. During the year ended November 30, 2024, our total Financial instruments owned increased primarily due to the increase in corporate equity securities. Financial instruments sold, not yet purchased inventory was $11.01 billion at November 30, 2024, a decrease of 2.2% from $11.25 billion at November 30, 2023, with the decrease primarily driven by decreases in sovereign obligations and derivative contracts, partially offset by increases in corporate equity and debt securities. Our overall net inventory position was $13.13 billion and $10.50 billion at November 30, 2024 and 2023, respectively, with the increase primarily due to an increases in corporate equity securities.

Level 3 assets:

$ in millions	November 30, 2024	Percent	November 30, 2023	Percent
Investment Banking	$ 146.7	20.0%	$ 129.3	19.0%
Equities and Fixed Income	312.2	42.5	337.2	49.5
Asset Management (1)	256.2	34.9	198.4	29.2
Other	19.1	2.6	$ 15.7	2.3
Total	$ 734.2	100.0%	$ 680.6	100.0%

(1) At November 30, 2024 and 2023, $218.3 million and $121.4 million, respectively, are attributed to Other investments within our Asset Management reportable segment.

Securities financing assets and liabilities include financing for our financial instruments trading activity, matched book transactions and mortgage finance transactions. Matched book transactions accommodate customers, as well as obtain securities for the settlement and financing of inventory positions. Our average month end balance of total reverse repos and stock borrows during 2024 were 34.4% higher than the November 30, 2024 balance. Our average month end balance of total repos and stock loans during 2024 were 23.8% higher than the November 30, 2024 balance.

Select information related to repurchase agreements:

$ in millions	Year Ended	
	2024	2023
Securities Purchased Under Agreements to Resell:		
Year end	$ 6,180	$ 5,951
Month end average	8,910	7,681
Maximum month end	10,978	10,767
Securities Sold Under Agreements to Repurchase:		
Year end	$ 12,338	$ 10,921
Month end average	15,197	13,556
Maximum month end	20,971	17,981

Fluctuations in the balance of our repurchase agreements from period to period and intraperiod are dependent on business activity in those periods. Additionally, the fluctuations in the balances of our securities purchased under agreements to resell are influenced in any given period by our clients' balances and our clients' desires to execute collateralized financing arrangements via the repurchase market or via other financing products. Average balances and period end balances will fluctuate based on market and liquidity conditions and we consider the fluctuations intraperiod to be typical for the repurchase market.

Leverage Ratios:

$ in millions	November 30,	
	2024	2023
Total assets	$ 64,360	$ 57,905
Total equity	$ 10,225	$ 9,802
Total shareholders' equity	$ 10,157	$ 9,710
Deduct: Goodwill and intangible assets	(2,054)	(2,045)
Tangible shareholders' equity	$ 8,103	$ 7,665
Leverage ratio (1)	6.3	5.9
Tangible gross leverage ratio (2)	7.7	7.3

(1) Leverage ratio equals total assets divided by total equity.

(2) Tangible gross leverage ratio (a non-GAAP financial measure) equals total assets less goodwill and identifiable intangible assets divided by tangible shareholders' equity. The tangible gross leverage ratio is used by rating agencies in assessing our leverage ratio.

Liquidity Management

The key objectives of the liquidity management framework are to support the successful execution of our business strategies while ensuring sufficient liquidity through the business cycle and during periods of financial and idiosyncratic distress. Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material franchise or business impact.

The principal elements of our liquidity management framework are our Cash Capital Policy, our assessment of Modeled Liquidity Outflow ("MLO") and our Contingency Funding Plan ("CFP").

Liquidity Management Framework. Our Liquidity Management Framework is based on a model of a potential liquidity contraction over a one-year time period. This incorporates potential cash outflows during a market or our idiosyncratic liquidity stress event, including, but not limited to, the following:

• Repayment of all unsecured debt maturing within one year and no incremental unsecured debt issuance;

• Maturity rolloff of outstanding letters of credit with no further issuance and replacement with cash collateral;

• Higher margin requirements than currently exist on assets on securities financing activity, including repurchase agreements and other secured funding including central counterparty clearinghouses;

• Liquidity outflows related to possible credit downgrade;

• Lower availability of secured funding;

• Client cash withdrawals;

• The anticipated funding of outstanding investment and loan commitments; and

• Certain accrued expenses and other liabilities and fixed costs.

Cash Capital Policy. We maintain a cash capital model that measures long-term funding sources against requirements. Sources of cash capital include our equity, mezzanine equity and the noncurrent portion of long-term borrowings. Uses of cash capital include the following:

• Illiquid assets such as equipment, goodwill, net intangible assets, exchange memberships, deferred tax assets and certain investments;

• A portion of securities inventory and other assets not expected to be financed on a secured basis in a credit stressed environment (*i.e.*, margin requirements); and

• Drawdowns of unfunded commitments.

To ensure that we do not need to liquidate inventory in the event of a funding stress, we seek to maintain surplus cash capital. Our total long-term capital of $21.66 billion at November 30, 2024 exceeded our cash capital requirements.

MLO. Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity stress, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (*e.g.*, interest rates, collateral provisions and tenor) or availability of other types of secured financing may change. As a result of our policy to ensure we have sufficient funds to cover what we estimate may be needed in a liquidity stress, we hold more cash and unencumbered securities and have greater long-term debt balances than our businesses would otherwise require. As part of this estimation process, we calculate an MLO that could be experienced in a liquidity stress. MLO is based on a scenario that includes both a market-wide stress and firm-specific stress, characterized by some or all of the following elements:

• Global recession, default by a medium-sized sovereign, low consumer and corporate confidence, and general financial instability.

• Severely challenged market environment with material declines in equity markets and widening of credit spreads.

• Damaging follow-on impacts to financial institutions leading to the failure of a large bank.

• A firm-specific crisis potentially triggered by material losses, reputational damage, litigation, executive departure, and/or a ratings downgrade.

The following are the critical modeling parameters of the MLO:

• Liquidity needs over a 30-day scenario.

- A two-notch downgrade of our long-term senior unsecured credit ratings.

- No support from government funding facilities.

- A combination of contractual outflows, such as upcoming maturities of unsecured debt, and contingent outflows (*e.g.*, actions though not contractually required, we may deem necessary in a crisis). We assume that most contingent outflows will occur within the initial days and weeks of a stress.

- No diversification benefit across liquidity risks. We assume that liquidity risks are additive.

The calculation of our MLO under the above stresses and modeling parameters considers the following potential contractual and contingent cash and collateral outflows:

- All upcoming maturities of unsecured long-term debt, promissory notes and other unsecured funding products assuming we will be unable to issue new unsecured debt or rollover any maturing debt.

- Repurchases of our outstanding long-term debt in the ordinary course of business as a market maker.

- A portion of upcoming contractual maturities of secured funding activity due to either the inability to refinance or the ability to refinance only at wider haircuts (*i.e.*, on terms which require us to post additional collateral). Our assumptions reflect, among other factors, the quality of the underlying collateral and counterparty concentration.

- Collateral postings to counterparties due to adverse changes in the value of our over-the-counter ("OTC") derivatives and other outflows due to trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments required by a two-notch downgrade in our credit ratings.

- Variation margin postings required due to adverse changes in the value of our outstanding exchange-traded derivatives and any increase in initial margin and guarantee fund requirements by derivative clearing houses.

- Liquidity outflows associated with our prime services business, including withdrawals of customer credit balances, and a reduction in customer short positions.

- Liquidity outflows to clearing banks to ensure timely settlements of cash and securities transactions.

- Draws on our unfunded commitments considering, among other things, the type of commitment and counterparty.

- Other upcoming large cash outflows, such as employee compensation, tax and dividend payments, with no expectation of future dividends from any subsidiaries.

Based on the sources and uses of liquidity calculated under the MLO scenarios, we determine, based on a calculated surplus or deficit, additional long-term funding that may be needed versus funding through the repurchase financing market and consider any adjustments that may be necessary to our inventory balances and cash holdings. At November 30, 2024, we had sufficient excess liquidity to meet all contingent cash outflows detailed in the MLO for at least 30 days without balance sheet reduction. We regularly refine our model to reflect changes in market or economic conditions and our business mix.

CFP. Our CFP ensures the ability to access adequate liquid financial resources to meet liquidity shortfalls that may arise in emergency situations. The CFP triggers the following actions:

- Sets out the governance for managing liquidity during a liquidity crisis;

- Identifies key liquidity and capital early warning indicators that will help guide the response to the liquidity crisis;

- Identifies the actions and escalation procedures should we experience a liquidity crisis including coordination amongst senior management and the Board of Directors;

- Sets out the sources of funding available during a liquidity crisis;

- Sets out the communication plan during a liquidity crisis for key external stakeholders including regulators, relationship banks, rating agencies and funding counterparties; and

- Sets out an action plan to source additional funding.

Sources of Liquidity

Financial instruments that are cash and cash equivalents or are deemed by management to be generally readily convertible into cash, marginable or accessible for liquidity purposes within a relatively short period of time:

$ in thousands	November 30, 2024	Average Balance Quarter Ended November 30, 2024 (1)	November 30, 2023
Cash and cash equivalents:			
Cash in banks	$ 3,925,535	$ 5,070,837	$ 2,606,673
Money market investments (2)	8,227,879	5,089,187	5,919,690
Total cash and cash equivalents	**12,153,414**	**10,160,024**	**8,526,363**
Other sources of liquidity:			
Debt securities owned and securities purchased under agreements to resell (3)	1,287,564	1,415,863	1,472,524
Other (4)	573,042	717,178	456,341
Total other sources	1,860,606	2,133,041	1,928,865
Total cash and cash equivalents and other liquidity sources	**$ 14,014,020**	**$ 12,293,065**	**$ 10,455,228**
Total cash and cash equivalents and other liquidity sources as % of Total assets	21.8 %		18.1 %
Total cash and cash equivalents and other liquidity sources as % of Total assets less goodwill and intangible assets	22.5 %		18.7 %

(1) Average balances are calculated based on weekly balances.

(2) At November 30, 2024 and 2023, $8.21 billion and $5.90 billion, respectively, was invested in U.S. government money funds that invest primarily in cash, securities issued by the U.S. government and U.S. government-sponsored entities, and repurchase agreements that are fully collateralized by cash or government securities. The remaining balances at November 30, 2024 and 2023 are primarily invested in AAA-rated prime money funds. The average balance of U.S. government money funds for the quarter ended November 30, 2024 was $5.07 billion.

(3) Consists of high-quality sovereign government securities and reverse repurchase agreements collateralized by U.S. government securities and other high quality sovereign government securities; deposits with a central bank within the European Economic Area, United Kingdom, Canada, Australia, Japan, Switzerland or the U.S.; and securities issued by a designated multilateral development bank and reverse repurchase agreements with underlying collateral composed of these securities.

(4) Other includes unencumbered inventory representing an estimate of the amount of additional secured financing that could be reasonably expected to be obtained from our Financial instruments owned that are currently not pledged after considering reasonable financing haircuts.

In addition to the cash balances and liquidity pool presented above, the majority of financial instruments (both long and short) in our trading accounts are actively traded and readily marketable. At November 30, 2024, we had the ability to readily obtain repurchase financing for 77.0% of our inventory at haircuts of 10% or less, which reflects the liquidity of our inventory. In addition, as a matter of our policy, all of these assets have internal capital assessed, which is in addition to the funding haircuts provided in the securities finance markets. Additionally, certain of our Financial instruments owned primarily consisting of loans and investments are predominantly funded by long term capital. Under our cash capital policy, we model capital allocation levels that are more stringent than the haircuts used in the market for secured funding; and we maintain surplus capital at these more stringent levels. We continually assess the liquidity of our inventory based on the level at which we could obtain financing in the marketplace for a given asset. Assets are considered to be liquid if financing can be obtained in the repurchase market or the securities lending market at collateral haircut levels of 10% or less.

Financial instruments by asset class that we consider to be of a liquid nature and the amount of such assets that have not been pledged as collateral:

	November 30,			
	2024		2023	
$ in thousands	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments (2)	Liquid Financial Instruments	Unencumbered Liquid Financial Instruments (2)
Corporate equity securities	$ 5,280,920	$ 781,490	$ 4,062,977	$ 652,131
Corporate debt securities	5,179,229	339,500	4,785,701	171,457
U.S. government, agency and municipal securities	4,061,773	75,911	3,852,232	111,423
Other sovereign obligations	1,361,762	1,044,630	1,562,346	1,120,074
Agency mortgage-backed securities (1)	2,695,282	—	3,220,918	—
Loans and other receivables	978	—	210,373	—
Total	$ 18,579,944	$ 2,241,531	$ 17,694,547	$ 2,055,085

(1) Consists solely of agency mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Government National Mortgage Association ("Ginnie Mae").

(2) Unencumbered liquid balances represent assets that can be sold or used as collateral for a loan but have not been.

In addition to being able to be readily financed at reasonable haircut levels, we estimate that each of the individual securities within each asset class above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. There are no restrictions on the unencumbered liquid securities, nor have they been pledged as collateral.

Sources of Funding and Capital Resources

Our assets are funded by equity capital, senior debt, securities loaned, securities sold under agreements to repurchase, customer free credit balances, bank loans and other payables.

Secured Financing

We rely principally on readily available secured funding to finance our inventory of financial instruments owned and financial instruments sold. Our ability to support increases in total assets is largely a function of our ability to obtain short- and

intermediate term secured funding, primarily through securities financing transactions. We finance a portion of our long inventory and cover some of our short inventory by pledging and borrowing securities in the form of repurchase or reverse repurchase agreements (collectively "repos"), respectively. During 2024, an average of approximately 61.0% of our cash and noncash repurchase financing activities used collateral that was considered eligible collateral by central clearing corporations. Central clearing corporations are situated between participating members who borrow cash and lend securities (or vice versa); accordingly, repo participants contract with the central clearing corporation and not one another individually. Therefore, counterparty credit risk is borne by the central clearing corporation which mitigates the risk through initial margin demands and variation margin calls from repo participants. The comparatively large proportion of our total repo activity that is eligible for central clearing reflects the high quality and liquid composition of the inventory we carry in our trading books. For those asset classes not eligible for central clearing house financing, we seek to execute our bi-lateral financings on an extended term basis and the tenor of our repurchase and reverse repurchase agreements generally exceeds the expected holding period of the assets we are financing. The weighted average maturity of cash and noncash repurchase agreements for non-clearing corporation eligible funded inventory is approximately six months at November 30, 2024.

Our ability to finance our inventory via central clearinghouses and bi-lateral arrangements is augmented by our ability to draw bank loans on an uncommitted basis under our various banking arrangements. At November 30, 2024, short-term borrowings, which must be repaid within one year or less include bank loans, overdrafts and borrowings under revolving credit facilities. Letters of credit are used in the normal course of business mostly to satisfy various collateral requirements in favor of exchanges in lieu of depositing cash or securities. Average daily short-term borrowings outstanding were $1.25 billion and $787.9 million for 2024 and 2023, respectively.

At November 30, 2024 and 2023, our borrowings under bank loans in Short-term borrowings were $414.5 million and $937.1 million, respectively. Our borrowings include credit facilities that contain certain covenants that, among other things, require us to maintain a specified level of tangible net worth, require a minimum regulatory net capital requirement for our U.S. broker-dealer, Jefferies LLC, and impose certain restrictions on the future indebtedness of certain of our subsidiaries that are borrowers. Interest is based on rates at spreads over the federal funds rate or other adjusted rates, as defined in the various credit agreements, or at a rate as agreed between the bank and us in reference to the bank's cost of funding. At November 30, 2024, we were in compliance with all covenants under these credit facilities.

In addition to the above financing arrangements, we issue notes backed by eligible collateral under master repurchase agreements, which provides an additional financing source for our inventory (our "repurchase agreement financing program"). The notes issued under the program are presented within Other secured financings. At November 30, 2024, the outstanding notes totaled $2.11 billion, bear interest at a spread over the Secured Overnight Funding Rate ("SOFR") or the Euro Short-Term Rate ("ESTER") and mature from December 2024 to October 2026.

For additional details on our repurchase agreement financing program, refer to Note 10, Variable Interest Entities in our consolidated financial statements included in this Annual Report on Form 10-K.

Total Long-Term Capital

At November 30, 2024 and 2023, we had total long-term capital of $21.66 billion and $17.70 billion, respectively, resulting in a long-term debt to equity capital ratio of 1.12:1 and 0.81:1, respectively. Refer to "Equity Capital" herein for further information on our change in total equity.

	November 30,	
$ in thousands	2024	2023
Unsecured Long-Term Debt (1)	$ 11,430,610	$ 7,902,079
Total Mezzanine Equity	406	406
Total Equity	10,224,987	9,802,135
Total Long-Term Capital	**$ 21,656,003**	**$ 17,704,620**

(1) The amounts at November 30, 2024 and 2023 exclude our secured long-term debt. The amount at November 30, 2023 excludes $544.2 million of our 1% Euro Medium Term Notes as the note fully matured on July 19, 2024. The amount at November 30, 2024 excludes $8.5 million of our 5.500% Callable Note as the note matures on February 22, 2025, $5.4 million of our 6.000% Callable Note as the note matures on June 16, 2025, $6.2 million of our 4.500% Callable Note as the note matures on July 22, 2025, and $500.0 million of our 5.100% Callable Note as the note matures on September 15, 2025. The amounts at November 30, 2024 and 2023 exclude $157.6 million and $51.0 million, respectively, of structured notes as the senior notes mature within one year.

Long-Term Debt

During 2024, long-term debt increased by $3.83 billion to $13.53 billion at November 30, 2024, as presented in our Consolidated Statements of Financial Condition. This increase is primarily due to proceeds of $3.98 billion from the issuances of unsecured senior notes, $487.0 million from net issuances of structured notes, $254.8 million from increased subsidiaries borrowings, and valuation losses on structured notes of $175.7 million. These increases were partially offset by a $350.0 million paydown of a revolving credit facility and repayments of $720.5 million on our unsecured senior notes.

At November 30, 2024, our unsecured long-term debt has a weighted average maturity of approximately 7.5 years.

At November 30, 2024 and 2023 our borrowings under several credit facilities classified within Long-term debt in our Consolidated Statements of Financial Condition amounted to $775.3 million and $735.2 million, respectively. Interest on these credit facilities is based on an adjusted SOFR plus a spread or other adjusted rates, as defined in the various credit agreements. The credit facility agreements contain certain covenants that, among other things, require us to maintain specified levels of tangible net worth and liquidity amounts, certain credit and rating levels and impose certain restrictions on future indebtedness of and require specified levels of regulated capital and cash reserves for certain of our subsidiaries. At November 30, 2024, we were in compliance with all covenants under theses credit facilities.

For further information, refer to Note 18, Borrowings, in our consolidated financial statements included in this Annual Report on Form 10-K.

Our long-term debt ratings at November 30, 2024 are as follows:

	Rating	Outlook
Moody's Investors Service	Baa2	Stable
Standard & Poor's	BBB	Stable
Fitch Ratings	BBB+	Stable

	Jefferies LLC		Jefferies International Limited		Jefferies GmbH	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Moody's Investors Service	Baa1	Stable	Baa1	Stable	Baa1	Stable
Standard & Poor's	BBB+	Stable	BBB+	Stable	BBB+	Stable

Access to external financing to finance our day-to-day operations, as well as the cost of that financing, is dependent upon various factors, including our debt ratings. Our current debt ratings are dependent upon many factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trend and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification and our market share and competitive position in the markets in which we operate. Deterioration in any of these factors could impact our credit ratings. While certain aspects of a credit rating downgrade are quantifiable pursuant to contractual provisions, the impact on our business and trading results in future periods is inherently uncertain and depends on a number of factors, including the magnitude of the downgrade, the behavior of individual clients and future mitigating action taken by us.

In connection with certain over-the-counter derivative contract arrangements and certain other trading arrangements, we may be required to provide additional collateral to counterparties, exchanges and clearing organizations in the event of a credit rating downgrade. At November 30, 2024, the amount of additional collateral that could be called by counterparties, exchanges and clearing organizations under the terms of such agreements in the event of a downgrade of our long-term credit rating below investment grade was $120.1 million. For certain foreign clearing organizations, credit rating is only one of several factors employed in determining collateral that could be called. The above represents management's best estimate for additional collateral to be called in the event of a credit rating downgrade. The impact of additional collateral requirements is considered in our CFP and calculation of MLO, as described above.

Equity Capital

Common Stock

At November 30, 2024 and 2023, we had 565,000,000 authorized shares of voting common stock with a par value of $1.00 per share and had 205,504,272 and 210,626,642 common shares outstanding, respectively. At November 30, 2024, we had 15,768,229 share-based awards that do not require the holder to pay any exercise price and 5,064,740 stock options that require the holder to pay a weighted average exercise price of $22.69 per share.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. We did not purchase any shares under our share repurchase program during 2024. Treasury stock repurchases during 2024 represent repurchases of common stock for net-share withholding under our equity compensation plan.

In February 2023, our mandatorily redeemable convertible preferred shares were converted into 4,654,362 common shares.

Dividends

Year Ended November 30, 2024

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 8, 2024	February 16, 2024	February 27, 2024	$0.30
March 27, 2024	May 20, 2024	May 30, 2024	$0.30
June 26, 2024	August 19, 2024	August 30, 2024	$0.35
September 25, 2024	November 18, 2024	November 27, 2024	$0.35

Year Ended November 30, 2023

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 9, 2023	February 13, 2023	February 24, 2023	$0.30
March 28, 2023	May 15, 2023	May 26, 2023	$0.30
June 27, 2023	August 14, 2023	August 25, 2023	$0.30
September 27, 2023	November 13, 2023	November 28, 2023	$0.30

On January 8, 2025, the Board of Directors increased our quarterly dividend from $0.35 to $0.40 per common share to be paid on February 27, 2025 to common shareholders of record at February 14, 2025.

The payment of dividends is subject to the discretion of our Board of Directors and depends upon general business conditions and other factors that our Board of Directors may deem to be relevant.

Non-Voting Common Stock

On June 28, 2023, shareholders approved an Amended and Restated Certificate of Incorporation, which authorized the issuance of 35,000,000 shares of non-voting common stock with a par value of $1.00 per share (the "Non-Voting Common Shares"). The Non-Voting Common Shares are entitled to share equally, on a per share basis, with the voting common stock, in dividends and distributions. Upon the effectiveness of the Amended and Restated Certificate of Corporation on June 30, 2023, the number of authorized shares of common stock remains at 600,000,000 shares, composed of 565,000,000 shares of voting common stock and 35,000,000 shares of Non-Voting Common Shares.

Series B Preferred Stock

On April 27, 2023, we established Series B Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B Preferred Stock") and designated 70,000 shares as Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference of $17,500 per share and rank senior to our voting common stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B Preferred Stock is automatically convertible into 500 shares of non-voting common stock, subject to certain anti-dilution adjustments, three years after issuance. The Series B Preferred Stock participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on April 27, 2023, we entered into an Exchange Agreement with Sumitomo Mitsui Banking Corporation ("SMBC"), which entitles SMBC to exchange shares of our voting common stock for shares of the Series B Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B Preferred Stock. The Exchange Agreement is limited to 55,125 shares of Preferred Stock and SMBC is required to pay $1.50 per share of voting common stock so exchanged. During the year-ended November 30, 2023, SMBC exchanged 21.0 million shares of voting common stock for 42,000 shares of Series B Preferred Stock and we received cash of $31.5 million in connection with the exchange. As a result of the exchange, our equity attributed

to our voting common stock decreased by $21.0 million, our equity attributed to the Series B Preferred Stock increased by $42,000 and additional paid-in capital increased by $52.4 million. On June 20, 2024, SMBC exchanged an additional 6.6 million shares of voting common stock for 13,125 shares of Series B Preferred Stock and we received $9.8 million from SMBC in connection with the exchange. Following this exchange, SMBC increased its ownership to 11.8% of our common stock on an as-converted basis and 10.9% on a fully-diluted, as-converted basis. As a result, the CEO of Sumitomo Mitsui Financial Group, Inc. was elected and now serves on our Board of Directors. On September 19, 2024, SMBC purchased 9.2 million shares of our common stock. At November 30, 2024, SMBC owns approximately 15.8% of our common stock on an as-converted basis and 14.5% on a fully-diluted, as-converted basis. Refer to Note 24, Related Party Transactions for further information regarding transactions with SMBC.

During the year ended November 30, 2024 and 2023, we paid cash dividends of $31.9 million and $12.6 million, respectively, with respect to the Series B Preferred Stock.

Net Capital

Jefferies LLC is a broker-dealer registered with the SEC and a member firm of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and has elected to calculate minimum capital requirements using the alternative method permitted by Rule 15c3-1 in calculating net capital. Jefferies LLC, as a dually-registered U.S. broker-dealer and futures commission merchant ("FCM"), is also subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act ("CEA"), which sets forth minimum financial requirements. The minimum net capital requirement in determining excess net capital for a dually registered U.S. broker-dealer and FCM is equal to the greater of the requirement under SEA Rule 15c3-1 or CFTC Regulation 1.17. Accordingly, FINRA is the designated examining authority for Jefferies LLC and the National Futures Association ("NFA") is the designated self-regulatory organization ("DSRO") for Jefferies LLC as an FCM

Jefferies Financial Services, Inc. ("JFSI") is registered with the SEC as a Security-Based Swap Dealer ("SBS Dealer") and an OTC Derivatives Dealer ("OTCDD") subject to the SEC's SBS dealer regulatory rules and the SEC's net capital requirements pursuant to Rule 18a-1. JFSI is also registered as a swap dealer with the CFTC and is subject to the CFTC's regulatory capital requirements pursuant to the minimum financial requirements for swap dealers under CFTC Regulation 23.101. Additionally, as a registered member firm, JFSI is subject to the net capital requirements of the NFA. Accordingly, the SEC is the designated examining authority for JFSI in its capacity as an SBS Dealer and OTCDD, while the NFA is the DSRO for JFSI, as a CFTC registered swap dealer.

Certain non-U.S. subsidiaries are subject to capital adequacy requirements as prescribed by the regulatory authorities in their respective jurisdictions. This includes Jefferies International Limited which is subject to the regulatory supervision and requirements of the Financial Conduct Authority ("FCA") in the U.K. Jefferies International Limited's' own funds requirement represents the highest of the permanent minimum capital requirement, fixed overheads requirement and k-factor requirements set out in the Investment Firms Prudential Regime ("IFPR") under the FCA's MIFIDPRU sourcebook.

At November 30, 2024, Jefferies LLC's and JFSI's net capital and excess net capital were as follows (in thousands):

$ in thousands	Net Capital	Excess Net Capital
Jefferies LLC	$ 2,018,251	$ 1,879,220
JFSI - SEC	348,588	325,511
JFSI - CFTC	348,588	322,144

In addition, the equivalent capital requirements for Jefferies International Limited, on a consolidated basis, is a total capital of $1,781.0 million and an excess capital of $1,054.0 million at November 30, 2024.

At November 30, 2024, Jefferies LLC, JFSI and JIL are in compliance with their applicable requirements.

The regulatory capital requirements referred to above may restrict our ability to withdraw capital from our regulated subsidiaries.

Customer Protection and Segregation Requirement

As a registered broker dealer that clears and carries customer accounts, Jefferies LLC is subject to the customer protection provisions under SEC Rule 15c3-3 and is required to compute a reserve formula requirement for customer accounts and deposit cash or qualified securities into a special reserve bank account for the exclusive benefit of customers. At November 30, 2024, Jefferies LLC had $142.6 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of customers.

As a registered broker dealer that clears and carries proprietary accounts of brokers or dealers (commonly referred to as "PAB"), Jefferies LLC is also required to compute a reserve requirement for PABs pursuant to SEC Rule 15c3-3. At November 30, 2024, Jefferies LLC had $581.9 million in cash and qualified U.S. Government securities in special reserve bank accounts for the exclusive benefit of PABs.

Other Developments

In February 2022, Russia invaded Ukraine. Following Russia's invasion, the U.S., the U.K., and the European Union governments, among others, developed coordinated financial and economic sanctions targeting Russia that, in various ways, constrain transactions with numerous Russian entities, including major Russian banks and individuals; transactions in Russian sovereign debt; and investment, trade and financing to, from, or in Ukraine. We do not have any operations in Russia or any clients with significant Russian operations and we have minimal market risk related to securities of companies either domiciled or operating in Russia. We continue to closely monitor the status of global sanctions and restrictions, trading conditions related to Russian securities and the credit risk and nature of our counterparties.

In October 2023, Hamas attacked Israel. Our investments and assets in our growing Israeli business could be negatively affected by consequences from the geopolitical and military conflict in the region. We continue to closely monitor the status of global sanctions and restrictions arising from the conflict.

Off-Balance Sheet Arrangements

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, purchases and sales of corporate loans in the secondary market and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our consolidated financial statements.

In the normal course of business, we engage in other off balance-sheet arrangements, including derivative contracts. Neither derivatives' notional amounts nor underlying instrument values are reflected as assets or liabilities in our Consolidated Statements of Financial Condition. Rather, the fair values of derivative contracts are reported in our Consolidated Statements of Financial Condition as Financial instruments owned or Financial instruments sold, not yet purchased as applicable. Derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net by counterparty basis when a legal right of offset exists under an enforceable master netting agreement. For additional information about our accounting policies and our derivative activities, refer to Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the year ended November 30, 2023 and Note 6, Fair Value Disclosures and Note 7, Derivative Financial Instruments in our consolidated financial statements included in this Annual Report on Form 10-K.

Contractual Obligations

Subsequent to November 30, 2024 and on or before January 31, 2025, we expect to make cash payments of $1.82 billion related to year-end compensation awards for fiscal 2024. Refer to Note 15, Compensation Plans in our consolidated financial statements included in this Annual Report on Form 10-K for further information.

Risk Management

Overview

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness, viability and profitability. Accordingly, we have a comprehensive risk management approach, with a formal governance structure and policies and procedures outlining frameworks and processes to identify, assess, monitor and manage risk. Principal risks involved in our business activities include market, credit, liquidity and capital, operational, model and strategic risk. Legal and compliance, new business and reputational risk are also included within our principal risks.

Risk management is a multifaceted process that requires communication, judgment and knowledge of financial products and markets. Our risk management process encompasses the active involvement of executive and senior management, and also many departments independent of the revenue-producing business units, including Risk Management, Operations, Information Technology, Compliance, Legal and Finance. Our risk management policies, procedures and methodologies are flexible in nature and are subject to ongoing review and modification.

In achieving our strategic business objectives, our risk appetite incorporates keeping our clients' interests as top priority and ensuring we are in compliance with applicable laws, rules and regulations, as well as adhering to the highest ethical standards. We undertake prudent risk-taking that protects the capital base and franchise, utilizing risk limits and tolerances that avoid outsized risk-taking. We maintain a diversified business mix and avoid significant concentrations to any sector, product,

geography or activity and set quantitative concentration limits to manage this risk. We consider contagion, second order effects and correlation in our risk assessment process and actively seek out value opportunities of all sizes. We manage the risk of opportunities larger than our approved risk levels through risk sharing and risk distribution, sell-down and hedging as appropriate. We have a limited appetite for illiquid assets and complex derivative financial instruments. We maintain the asset quality of our balance sheet through conducting trading activity in liquid markets and generally ensure high turnover of our inventory. We subject less liquid positions and derivative financial instruments to particular scrutiny and use a wide variety of specific metrics, limits and constraints to manage these risks. We protect our reputation and franchise, as well as our standing within the market. We operate a federated approach to risk management and assign risk oversight responsibilities to a number of functions with specific areas of focus.

For discussion of liquidity and capital risk management, refer to the "Liquidity, Financial Condition and Capital Resources" section herein.

Governance and Risk Management Structure

Our Board of Directors ("Board") and Risk and Liquidity Oversight Committee ("Committee"). Our Board and Committee play an important role in reviewing our risk management process and risk appetite. The Committee assists the Board in its oversight of: (i) our enterprise risk management, (ii) our capital, liquidity and funding guidelines and policies and (iii) the performance of our Global Chief Risk Officer ("CRO"). Our CRO and Global Treasurer meet with the Committee on no less than a quarterly basis to present our risk profile and liquidity profile and to respond to questions. Our Chief Information Officer also meets with the Committee at least semi-annually to receive and review reports related to any exposure to cybersecurity risk and our plans and programs to mitigate and respond to cybersecurity risks. Additionally, our risk management team continuously monitors our various businesses, the level of risk the businesses are taking and the efficacy of potential risk mitigation strategies and presents this information to our senior management and the Committee.

Our Board also fulfills its risk oversight role through the operations of its various committees, including its Audit Committee. The Audit Committee has responsibility for risk oversight in connection with its review of our financial statements, internal audit function and internal control over financial reporting, as well as assisting the Board with our legal and regulatory compliance and overseeing our Code of Business Practice. The Audit Committee is also updated on risk controls at each of its regularly scheduled meetings.

Internal Audit, which reports to the Audit Committee of the Board and includes professionals with a broad range of audit and industry experience, including risk management expertise, is responsible for independently assessing and validating key controls within our risk management framework.

We make extensive use of internal committees to govern risk taking and ensure that business activities are properly identified, assessed, monitored and managed. The Risk Management Committee ("RMC") and membership comprises our Chief Executive Officer, President, CFO, CRO and Global Treasurer. Our other risk related committees govern risk taking and ensure that business activities are properly managed for their area of oversight.

Risk Committees

- *Risk Management Committee (RMC)* - the principal committee that governs our risk taking activities. The RMC meets weekly to discuss our risk profile and discuss business or market trends and their potential impact on the business. The RMC approves our limits as a whole and across risk categories and business lines, reviews limit breaches, approves risk policies and stress testing methodologies and is supported by other Committees including:

  - *Credit Risk Committee* - provides review and approval of counterparties and credit limits.

  - *Model Governance Committee* - oversees all model risk matters throughout the model life cycle, from model identification and initiation, model development, model validation/approval and model risk control.

  - *Stress Testing Committee* - provides review, approval and oversees implementation of our stress testing framework and methodologies.

- *Operating Committee* - brings together the managers of all control areas and the business line chief operating officers, whereby each department presents issues regarding current and proposed business. This committee provides the key forum for coordination and communication between the control managers entirely focused on our activities as a whole.

- *Asset / Liability Committee* - seeks to ensure effective management and control of the balance sheet in terms of risk profile, adequacy of capital and liquidity resources and funding profile and strategy. The committee is responsible for developing, implementing and enforcing our liquidity, funding and capital policies. This includes recommendations for capital and balance sheet size, as well as the allocation of capital to our businesses.

- *Independent Price Verification Committee* - establishes our valuation policies and procedures and is responsible for independently validating the fair value of our financial instruments. The committee, which comprises stakeholders represented by the CFO, Internal Audit, Risk Management and Controllers, meets monthly to assess and approve the results of our inventory price testing.

- *New Business Committee* - reviews new business, products and activities and extensions of existing businesses, products and activities that may introduce materially different or greater risks than those of a business' existing activities. The new business approval process is a key control over new business activity. The objectives are to notify all relevant functions of the intention to introduce a new product, business or activity, to share information between functions and to ensure there is a thorough understanding of the proposal.

Risk Considerations

We apply a comprehensive framework of limits on a variety of key metrics to constrain the risk profile of our business activities. The size of the limits reflects our risk appetite for a certain activity under normal business conditions. Key metrics included in our risk management framework include inventory position and exposure limits on a gross and net basis, scenario analysis and stress tests, Value-at-Risk ("VaR"), sensitivities, exposure concentrations, aged inventory, Level 3 assets, counterparty exposure, leverage and cash capital.

Market Risk

Market risk is defined as the risk of loss due to fluctuations in the market value of financial assets and liabilities attributable to changes in market variables.

Our market risk principally arises from interest rate risk, from exposure to changes in the yield curve, the volatility of interest rates, and credit spreads, and from equity price risks from exposure to changes in prices and volatilities of individual equities, equity baskets and equity indices. In addition, commodity price risk results from exposure to the changes in prices and volatilities of individual commodities, commodity baskets and commodity indices, and foreign exchange risk results from changes in foreign currency rates.

Market risk is present in our capital markets business through market making, proprietary trading, underwriting and investing activities and is present in our asset management business through investments in separately managed accounts and direct investments in funds. Given our involvement in a broad set of financial products and markets, market risk exposures are diversified and economic hedges are established as appropriate.

Market risk is monitored and managed through a set of key risk metrics such as VaR, stress scenarios, risk sensitivities and position exposures. Limits are set on the key risk metrics to monitor and control the risk exposure ensuring that it is in line with our risk appetite. Our risk appetite, including the market risk limits, is periodically reviewed to reflect business strategy and market environment. Material risk changes, top/emerging risks and limit utilizations/breaches are highlighted through risk reporting and escalated as necessary.

Trading is principally managed through front office trader mandates, where each trader is provided a specific mandate in line with our product registry. Mandates set out the activities, currencies, countries and products that a desk is permitted to trade in and set the limits applicable to a desk. Traders are responsible for knowing their trading limits and trading in a manner consistent with their mandate.

VaR

VaR is a statistical estimate of the potential loss from adverse market movements over a specified time horizon within a specified probability (confidence level). It provides a common risk measure across financial instruments, markets and asset classes. We estimate VaR using a model that simulates revenue and loss distributions by applying historical market changes to the current portfolio. We calculate a one-day VaR using a one-year look-back period measured at a 95% confidence level.

As with all measures of VaR, our estimate has inherent limitations due to the assumption that historical changes in market conditions are representative of the future. Furthermore, the VaR model measures the risk of a current static position over a one-day horizon and might not capture the market risk over a longer time horizon where moves may be more extreme. Previous changes in market risk factors may not generate accurate predictions of future market movements. While we believe the assumptions and inputs in our risk model are reasonable, we could incur losses greater than the reported VaR. Consequently, this VaR estimate is only one of a number of tools we use in our daily risk management activities.

| $ in millions | VaR at November 30, 2024 | Daily Firmwide VaR — Daily VaR for 2024 | | |
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.30	$ 5.69	$ 8.25	$ 2.58
Equity Prices	8.31	11.41	20.69	7.76
Currency Rates	0.84	0.67	2.82	0.24
Commodity Prices	0.41	0.44	1.38	0.15
Diversification Effect (1)	(2.19)	(5.08)	N/A	N/A
Firmwide VaR (2)	$ 11.67	$ 13.13	$ 18.70	$ 9.33

| $ in millions | VaR at November 30, 2023 | Daily Firmwide VaR — Daily VaR for 2023 | | |
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 5.35	$ 7.66	$ 12.02	$ 4.31
Equity Prices	8.76	10.39	16.19	6.53
Currency Rates	1.29	0.55	2.26	0.04
Commodity Prices	1.02	0.31	2.59	0.07
Diversification Effect (1)	(4.23)	(5.34)	N/A	N/A
Firmwide VaR (2)	$ 12.19	$ 13.57	$ 19.93	$ 9.12

(1) The diversification effect is not applicable for the maximum and minimum VaR values as the firmwide VaR and the VaR values for the four risk categories might have occurred on different days during the period.

(2) The aggregated VaR presented here is less than the sum of the individual components (*i.e.*, interest rate risk, foreign exchange rate risk, equity risk and commodity price risk) due to the benefit of diversification among the four risk categories. Diversification benefit equals the difference between aggregated VaR and the sum of VaRs for the four risk categories and arises because the market risk categories are not perfectly correlated.

VaR for our capital markets trading activities, which excludes the impact on VaR for each component of market risk from our asset management activities, by interest rate and credit spreads, equity, currency and commodity products using the past 365 days of historical data:

| $ in millions | VaR at November 30, 2024 | Daily Capital Markets VaR — Daily VaR for 2024 | | |
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.33	$ 5.66	$ 11.88	$ 0.98
Equity Prices	7.27	7.00	18.85	4.18
Currency Rates	0.52	0.45	0.90	0.11
Commodity Prices	—	0.01	0.03	—
Diversification Effect (1)	(5.69)	(4.59)	N/A	N/A
Capital Markets VaR (2)	$ 6.43	$ 8.53	$ 12.47	$ 5.52

| $ in millions | VaR at November 30, 2023 | Daily Capital Markets VaR — Daily VaR for 2023 | | |
Risk Categories		Average	High	Low
Interest Rates and Credit Spreads	$ 4.75	$ 7.11	$ 11.79	$ 4.01
Equity Prices	4.02	6.70	10.68	3.83
Currency Rates	0.71	0.29	0.78	0.01
Commodity Prices	—	0.01	0.71	—
Diversification Effect (1)	(2.88)	(4.98)	N/A	N/A
Capital Markets VaR (2)	$ 6.60	$ 9.13	$ 11.94	$ 6.34

(1) The diversification effect is not applicable for the maximum and minimum VaR values as the capital markets VaR and the VaR values for the four risk categories might have occurred on different days during the period.

(2) The aggregated VaR presented here is less than the sum of the individual components (*i.e.*, interest rate risk, foreign exchange rate risk, equity risk and commodity price risk) due to the benefit of diversification among the four risk categories. Diversification benefit equals the difference between aggregated VaR and the sum of VaRs for the four risk categories and arises because the market risk categories are not perfectly correlated.

Jefferies Financial Group Inc.

Our average daily firmwide VaR decreased to $13.13 million for 2024 from $13.57 million for 2023 driven by overall lower interest rate and credit spread exposures across the capital markets desks, partially offset by an increase in equity exposure in our asset management business. The average daily capital markets VaR decreased to $8.53 million for 2024 from $9.13 million for 2023 driven by lower interest rate and credit spread exposures.

The efficacy of the VaR model is tested by comparing our actual daily net revenues for those positions included in the calculation of VaR with the daily VaR estimate. This evaluation is performed at various levels, from the overall level down to specific business lines. For the VaR model, revenue is defined as principal transactions revenues, trading related commissions, revenue from securitization activities and net interest income. VaR backtesting methodologies differ for regulated entities with approved capital models.

For a 95% confidence one day VaR model (*i.e.*, no intra-day trading), assuming current changes in market value are consistent with the historical changes used in the calculation, losses would not be expected to exceed the VaR estimates more than twelve times on an annual basis (*i.e.*, once in every 20 days). During 2024, there was one day when the aggregate net trading loss exceeded the 95% one day VaR.

The chart below presents our daily firmwide VaR and capital markets VaR over the last four quarters. In the last quarter of 2024, VaR increase was driven by average increase in equity exposures in asset management.



Daily Net Trading Revenue

There were 19 days with firmwide trading losses out of a total of 251 trading days in 2024. The histogram below presents the distribution of our actual daily net trading revenue for substantially all of our trading activities for 2024 (in millions):



Other Risk Measures

The VaR model does not include certain positions that are best measured and monitored using sensitivity analysis. Risk Management has additional procedures in place to assure that the level of potential loss driven by those positions not in the VaR model arising from market movements are within acceptable levels. Such procedures include performing stress tests and profit and loss analysis. The table below presents the potential reduction in earnings associated with a 10% stress of the fair value of the positions that are not included in the VaR model at November 30, 2024:

$ in thousands	10% Sensitivity
Investment in funds (1)	$ 123,838
Private investments	51,214
Corporate debt securities in default	22,917
Trade claims	3,852

(1) Includes investments in hedge funds, fund of funds and private equity funds classified within Level 3 of the fair value hierarchy and excluded from the fair value hierarchy based on net asset value.

The impact of changes in our own credit spreads on our structured notes for which the fair value option was elected is not included in VaR. The estimated credit spread risk sensitivity for each one basis point widening in our own credit spreads on financial liabilities for which the fair value option was elected was an increase in value of approximately $1.6 million at November 30, 2024, which is included in other comprehensive income.

Other Risk

We are also subject to interest rate risk on our long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise. The following table represents principal cash flows by expected maturity dates and the related weighted-average interest rate on those maturities for our consolidated long-term debt obligations, inclusive of any related interest rate hedges. For the variable rate borrowings, the weighted-average interest rates are based on the rates in effect at the reporting date. Our market risk with respect to foreign currency exposure on our long-term debt is also presented in the table below. For additional information, refer to Note 18, Borrowings in our consolidated financial statements included in this Annual Report on Form 10-K.

	Expected Maturity Date (Fiscal Years)							
$ in thousands	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$ 679,449	$ 70,508	$ 448,874	$1,093,018	$ 327,777	$4,642,363	$ 7,261,989	$ 7,358,465
Weighted-Average Interest Rate	4.19%	5.50%	5.23%	5.85%	5.58%	5.90%		
Variable Interest Rate Borrowings	$ 122,064	$ 890,763	$1,107,825	$ 55,727	$ 310,866	$1,907,398	$ 4,394,643	$ 4,186,501
Weighted-Average Interest Rate	6.34%	4.55%	6.73%	6.50%	6.48%	5.53%		
Borrowings with Foreign Currency Exposure	$ 16,977	$ 876,621	$ —	$ —	$ 533,310	$ 802,888	$ 2,229,796	$ 2,189,456
Weighted-Average Interest Rate	5.24%	3.95%	—%	—%	4.04%	6.91%		

Stress Tests and Scenario Analysis

Stress tests are used to analyze the potential impact of specific events or extreme market moves on the current portfolio both firm-wide and within business segments. Stress testing is an important part of our risk management approach because it allows us to quantify our exposure to tail risks, highlight potential loss concentrations, undertake risk/reward analysis, set risk controls and overall assess and mitigate our risk.

We employ a range of stress scenarios, which comprise both historical market price and rate changes and hypothetical market environments, and generally involve simultaneous changes of many risk factors. Indicative market changes in the scenarios include, but are not limited to, a large widening of credit spreads, a substantial decline in equities markets, significant moves in selected emerging markets, large moves in interest rates and changes in the shape of the yield curve.

Unlike our VaR, which measures potential losses within a given confidence interval, stress scenarios do not have an associated implied probability. Rather, stress testing is used to estimate the potential loss from market moves that tend to be larger than those embedded in the VaR calculation. Stress testing complements VaR to cover for potential limitations of VaR such as the breakdown in correlations, non-linear risks, tail risk and extreme events and capturing market moves beyond the confidence levels assumed in the VaR calculations.

Stress testing is performed and reported at least weekly as part of our risk management process and on an ad hoc basis in response to market events or concerns. Current stress tests provide estimated revenue and loss of the current portfolio through a range of both historical and hypothetical events. The stress scenarios are reviewed and assessed at least annually so that they remain relevant and up to date with market developments. Additional hypothetical scenarios are also conducted on a sub-portfolio basis to assess the impact of any relevant idiosyncratic stress events as needed.

Counterparty Credit Risk

Credit risk is the risk of loss due to adverse changes in a counterparty's credit worthiness or its ability or willingness to meet its financial obligations in accordance with the terms and conditions of a financial contract.

We are exposed to credit risk as a trading counterparty to other broker-dealers and customers, as a counterparty to derivative contracts, as a direct lender and through extending loan commitments and providing securities-based lending and as a member of exchanges and clearing organizations. Credit exposure exists across a wide range of products, including cash and cash equivalents, loans, securities finance transactions and over-the-counter derivative contracts. The main sources of credit risk are:

- Loans and lending arising in connection with our investment banking and capital markets activities, which reflects our exposure at risk on a default event with no recovery of loans. Current exposure represents loans that have been drawn by the borrower and lending commitments that are outstanding. In addition, credit exposures on forward settling traded loans are included within our loans and lending exposures for consistency with the balance sheet categorization of these items. Loans and lending also arise in connection with our portion of a Secured Revolving Credit Facility that is with us and Massachusetts Mutual Life Insurance Company, to be funded equally, to support loan underwritings by Jefferies Finance. For further information on this facility, refer to Note 11, Investments in our consolidated financial statements included in this Annual Report on Form 10-K. In addition, we have loans outstanding to certain of our officers and employees (none of whom are executive officers or directors). For further information on these employee loans, refer to Note 24, Related Party Transactions in our consolidated financial statements included in this Annual Report on Form 10-K.

- Securities and margin financing transactions, which reflect our credit exposure arising from reverse repurchase agreements, repurchase agreements and securities lending agreements to the extent the fair value of the underlying collateral differs from the contractual agreement amount and from margin provided to customers.

- OTC derivatives, which are reported net by counterparty when a legal right of setoff exists under an enforceable master netting agreement. OTC derivative exposure is based on a contract at fair value, net of cash collateral received or posted under credit support agreements. In addition, credit exposures on forward settling trades are included within our derivative credit exposures.

- Cash and cash equivalents, which includes both interest-bearing and non-interest-bearing deposits at banks.

Credit is extended to counterparties in a controlled manner and in order to generate acceptable returns, whether such credit is granted directly or is incidental to a transaction. All extensions of credit are monitored and managed as a whole to limit exposure to loss related to credit risk. Credit risk is managed according to the Credit Risk Management Policy, which sets out the process for identifying counterparty credit risk, establishing counterparty limits, and managing and monitoring credit limits. The policy includes our approach for:

- Client on-boarding and approving counterparty credit limits;

- Negotiating, approving and monitoring credit terms in legal and master documentation;

- Determining the analytical standards and risk parameters for ongoing management and monitoring credit risk books;

- Actively managing daily exposure, exceptions and breaches; and

- Monitoring daily margin call activity and counterparty performance.

Counterparty credit exposure limits are granted within our credit ratings framework, as detailed in the Credit Risk Management Policy. The Credit Risk Department assesses counterparty credit risk and sets credit limits at the counterparty master agreement level. Limits must be approved by appropriate credit officers and initiated in our credit and trading systems before trading commences. All credit exposures are reviewed against approved limits on a daily basis.

Our Secured Revolving Credit Facility, which supports loan underwritings by Jefferies Finance, is governed under separate policies other than the Credit Risk Management Policy and is approved by our Board. The loans outstanding to certain of our officers and employees are extended pursuant to a review by our most senior management.

Current counterparty credit exposures at November 30, 2024 and 2023 are summarized in the tables below and provided by credit quality, region and industry. Credit exposures presented take netting and collateral into consideration by counterparty and master agreement. Collateral taken into consideration includes both collateral received as cash as well as collateral received in the form of securities or other arrangements. Current exposure is the loss that would be incurred on a particular set of positions in the event of default by the counterparty, assuming no recovery. Current exposure equals the fair value of the positions less collateral. Issuer risk is the credit risk arising from inventory positions (for example, corporate debt securities and secondary bank loans). Issuer risk is included in our country risk exposure within the following tables.

Counterparty Credit Exposure by Credit Rating

$ in millions	Loans and Lending At November 30, 2024	Loans and Lending At November 30, 2023	Securities and Margin Finance At November 30, 2024	Securities and Margin Finance At November 30, 2023	OTC Derivatives At November 30, 2024	OTC Derivatives At November 30, 2023	Total At November 30, 2024	Total At November 30, 2023	Cash and Cash Equivalents At November 30, 2024	Cash and Cash Equivalents At November 30, 2023	Total with Cash and Cash Equivalents At November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2023
AAA Range	$ —	$ —	$ 12.0	$ 15.1	$ —	$ —	$ 12.0	$ 15.1	$ 8,227.9	$ 5,919.7	$ 8,239.9	$ 5,934.8
AA Range	80.0	75.1	190.3	113.3	5.6	0.9	275.9	189.3	63.8	4.4	339.7	193.7
A Range	0.2	—	1,145.1	884.2	415.0	293.1	1,560.3	1,177.3	3,691.8	2,502.1	5,252.1	3,679.4
BBB Range	253.5	250.0	31.2	81.6	40.0	50.4	324.7	382.0	169.4	100.2	494.1	482.2
BB or Lower	37.2	38.0	31.2	16.1	78.7	65.6	147.1	119.7	0.5	—	147.6	119.7
Unrated	322.6	341.1	—	—	5.3	7.5	327.9	348.6	—	—	327.9	348.6
Total	**$ 693.5**	**$ 704.2**	**$ 1,409.8**	**$ 1,110.3**	**$ 544.6**	**$ 417.5**	**$ 2,647.9**	**$ 2,232.0**	**$12,153.4**	**$ 8,526.4**	**$14,801.3**	**$10,758.4**

Counterparty Credit Exposure by Region

$ in millions	Loans and Lending At November 30, 2024	Loans and Lending At November 30, 2023	Securities and Margin Finance At November 30, 2024	Securities and Margin Finance At November 30, 2023	OTC Derivatives At November 30, 2024	OTC Derivatives At November 30, 2023	Total At November 30, 2024	Total At November 30, 2023	Cash and Cash Equivalents At November 30, 2024	Cash and Cash Equivalents At November 30, 2023	Total with Cash and Cash Equivalents At November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2023
Asia-Pacific/Latin America/Other	$ 15.8	$ 15.8	$ 130.4	$ 57.8	$ 0.2	$ 3.2	$ 146.4	$ 76.8	$ 520.3	$ 378.2	$ 666.7	$ 455.0
Europe and the Middle East	0.2	—	523.2	482.1	88.7	92.6	612.1	574.7	70.8	43.3	682.9	618.0
North America	677.5	688.4	756.2	570.4	455.7	321.7	1,889.4	1,580.5	11,562.3	8,104.9	13,451.7	9,685.4
Total	**$ 693.5**	**$ 704.2**	**$ 1,409.8**	**$ 1,110.3**	**$ 544.6**	**$ 417.5**	**$ 2,647.9**	**$ 2,232.0**	**$12,153.4**	**$ 8,526.4**	**$14,801.3**	**$10,758.4**

Counterparty Credit Exposure by Industry

$ in millions	Loans and Lending At November 30, 2024	Loans and Lending At November 30, 2023	Securities and Margin Finance At November 30, 2024	Securities and Margin Finance At November 30, 2023	OTC Derivatives At November 30, 2024	OTC Derivatives At November 30, 2023	Total At November 30, 2024	Total At November 30, 2023	Cash and Cash Equivalents At November 30, 2024	Cash and Cash Equivalents At November 30, 2023	Total with Cash and Cash Equivalents At November 30, 2024	Total with Cash and Cash Equivalents At November 30, 2023
Asset Managers	$ 6.4	$ 7.4	$ 0.8	$ 0.8	$ —	$ —	$ 7.2	$ 8.2	$ 8,227.9	$ 5,919.7	$ 8,235.1	$ 5,927.9
Banks, Broker-Dealers	253.7	250.0	849.0	752.0	466.6	341.5	1,569.3	1,343.5	3,925.5	2,606.7	5,494.8	3,950.2
Commodities	—	—	—	—	—	10.2	—	10.2	—	—	—	10.2
Corporates	187.1	177.0	—	—	69.5	53.2	256.6	230.2	—	—	256.6	230.2
As Agent Banks	—	—	474.8	287.7	—	—	474.8	287.7	—	—	474.8	287.7
Other	246.3	269.8	85.2	69.8	8.5	12.6	340.0	352.2	—	—	340.0	352.2
Total	**$ 693.5**	**$ 704.2**	**$ 1,409.8**	**$ 1,110.3**	**$ 544.6**	**$ 417.5**	**$ 2,647.9**	**$ 2,232.0**	**$12,153.4**	**$ 8,526.4**	**$14,801.3**	**$10,758.4**

For additional information regarding credit exposure to OTC derivative contracts, refer to Note 7, Derivative Financial Instruments in our consolidated financial statements included in this Annual Report on Form 10-K.

Country Risk Exposure

Country risk is the risk that events or developments that occur in the general environment of a country or countries due to economic, political, social, regulatory, legal or other factors, will affect the ability of obligors of the country to honor their obligations. We define the country of risk as the country of jurisdiction or domicile of the obligor and monitor country risk resulting from both trading positions and counterparty exposure, which may not include the offsetting benefit of any financial instruments utilized to manage market risk. The following tables reflect our top exposures at November 30, 2024 and 2023 to the sovereign governments, corporations and financial institutions in those non- U.S. countries in which we have net long issuer and counterparty exposure:

				November 30, 2024					
	Issuer Risk				**Counterparty Risk**			**Issuer and Counterparty Risk**	
$ in millions	**Fair Value of Long Debt Securities**	**Fair Value of Short Debt Securities**	**Net Derivative Notional Exposure**	**Loans and Lending**	**Securities and Margin Finance**	**OTC Derivatives**	**Cash and Cash Equivalents**	**Excluding Cash and Cash Equivalents**	**Including Cash and Cash Equivalents**
Canada	$ 259.2	$ (280.1)	$ 109.7	$ —	$ 46.6	$ 360.1	$ 59.3	$ 495.5	$ 554.8
United Kingdom	1,332.5	(680.8)	(364.3)	0.1	95.8	76.5	37.9	459.8	497.7
France	592.2	(495.0)	7.7	0.1	184.9	1.6	—	291.5	291.5
Hong Kong	73.5	(36.5)	(6.0)	—	2.4	—	250.0	33.4	283.4
Spain	403.1	(263.6)	(6.0)	—	63.1	1.2	0.5	197.8	198.3
Netherlands	484.1	(450.4)	125.4	—	5.7	1.7	0.1	166.5	166.6
Japan	2,146.0	(2,093.5)	0.4	—	63.2	—	37.4	116.1	153.5
Australia	523.8	(426.8)	(16.8)	—	26.5	—	44.6	106.7	151.3
India	27.4	(29.7)	—	—	—	—	142.9	(2.3)	140.6
Italy	1,070.9	(569.3)	(402.9)	—	0.4	—	1.1	99.1	100.2
Total	**$ 6,912.7**	**$ (5,325.7)**	**$ (552.8)**	**$ 0.2**	**$ 488.6**	**$ 441.1**	**$ 573.8**	**$ 1,964.1**	**$ 2,537.9**

				November 30, 2023					
	Issuer Risk				**Counterparty Risk**			**Issuer and Counterparty Risk**	
$ in millions	**Fair Value of Long Debt Securities**	**Fair Value of Short Debt Securities**	**Net Derivative Notional Exposure**	**Loans and Lending**	**Securities and Margin Finance**	**OTC Derivatives**	**Cash and Cash Equivalents**	**Excluding Cash and Cash Equivalents**	**Including Cash and Cash Equivalents**
France	$ 649.7	$ (428.0)	$ (70.2)	$ —	$ 183.6	$ 6.0	$ —	$ 341.1	$ 341.1
Canada	216.5	(168.5)	2.1	—	83.0	191.6	1.7	324.7	326.4
United Kingdom	1,088.6	(621.6)	(244.8)	—	50.5	84.1	25.5	356.8	382.3
Italy	1,138.9	(840.1)	(75.0)	—	2.8	—	0.6	226.6	227.2
Hong Kong	26.6	(33.1)	(1.3)	—	4.9	3.0	188.1	0.1	188.2
Spain	553.0	(401.8)	(50.1)	—	51.1	—	0.5	152.2	152.7
Netherlands	334.9	(251.9)	53.6	—	13.0	0.7	0.5	150.3	150.8
Australia	423.1	(353.5)	(2.4)	—	11.2	—	37.7	78.4	116.1
Switzerland	275.5	(245.6)	18.3	—	63.8	—	0.6	112.0	112.6
China	715.9	(631.2)	7.7	—	—	—	—	92.4	92.4
Total	**$ 5,422.7**	**$ (3,975.3)**	**$ (362.1)**	**$ —**	**$ 463.9**	**$ 285.4**	**$ 255.2**	**$ 1,834.6**	**$ 2,089.8**

Operational Risk

Operational risk is the risk of financial or non-financial impact, resulting from inadequate or failed internal processes, people and systems or from external events. We interpret this definition as including not only financial loss or gain but also other negative impacts to our objectives such as reputational impact, legal/regulatory impact and impact on our clients. Third-party risk is also included as a subset of operational risk and is defined as the potential threat presented to us, our employees or clients from our supply chain and other third parties used to perform a process, service or activity on our behalf.

Our Operational Risk framework includes governance as well as operational risk processes, comprises operational risk event capture and analysis, risk and control self-assessments, operational risk key indicators, action tracking, risk monitoring and reporting, deep dive risk assessments, new business approvals and vendor risk management. Each revenue producing and support department is responsible for the management and reporting of operational risks and the implementation of the Operational Risk Management Policy and processes within the department with regular operational risk training provided to our employees.

Operational risk events are mapped to risk categories used for the consistent classification of risk data to support root cause and trend analysis, which includes:

- Fraud and Theft
- Clients and Business Practices
- Market Conduct / Regulatory Compliance
- Business Disruption
- Technology
- Data Protection and Privacy
- Trading
- Transaction and Process Management
- People
- Cybersecurity
- Vendor Risk

Our Operational Risk Management Policy and operational risk management framework, infrastructure, methodology, processes, guidance and oversight of the operational risk processes are centralized and consistent firmwide and, additionally, subject to regional and legal entity operational risk governance, as required.

We also maintain a Third-Party ("Vendor") Risk Management Policy and Framework to ensure adequate control and monitoring over our critical third parties, which includes processes for conducting periodic reviews covering areas of risk including financial health, information security, privacy, business continuity management, disaster recovery and operational risk of our vendors.

Model Risk

Model risk refers to the risk of loss resulting from decisions that are based on the output of models, due to errors or weaknesses in the design and development, implementation or improper use of models. We use quantitative models primarily to value certain financial assets and liabilities and to monitor and manage our risk. Model risk is a function of the model materiality, frequency of use, complexity and uncertainty around inputs and assumptions used in a given model. Robust model risk management is a core part of our risk management approach and is overseen through our risk governance structure and risk management controls.

Legal and Compliance Risk

Legal and compliance risk includes the risk of noncompliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, anti-money laundering and record keeping. These risks also reflect the potential impact that changes in local and international laws and tax statutes have on the economics and viability of current or future transactions. In an effort to mitigate these risks, we continuously review new and pending regulations and legislation and participate in various industry interest groups. We also maintain an anonymous hotline for employees or others to report suspected inappropriate actions by us or by our employees or agents.

New Business Risk

New business risk refers to the risks of entering into a new line of business or offering a new product. By entering a new line of business or offering a new product, we may face risks that we are unaccustomed to dealing with and may increase the magnitude of the risks we currently face. The New Business Committee reviews proposals for new businesses and new products to determine if we are prepared to handle the additional or increased risks associated with entering into such activities.

Reputational Risk

We recognize that maintaining our reputation among clients, investors, regulators and the general public is an important aspect of minimizing legal and operational risks. Maintaining our reputation depends on a large number of factors, including the selection of our clients and the conduct of our business activities. We seek to maintain our reputation by screening potential clients and by conducting our business activities in accordance with high ethical standards. Our reputation and business activity can be affected by statements and actions of third parties, even false or misleading statements by them. We actively monitor public comment concerning us and are vigilant in seeking to assure accurate information and perception prevails.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations —Risk Management" in Part II, Item 7 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated our internal control over financial reporting as of November 30, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework (2013)*. As a result of this assessment and based on the criteria in this framework, management has concluded that, as of November 30, 2024, our internal control over financial reporting was effective.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited and issued a report on our internal control over financial reporting, which appears on page 44.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Jefferies Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Jefferies Financial Group Inc. and subsidiaries (the "Company") as of November 30, 2024 and 2023, the related consolidated statements of earnings, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended November 30, 2024, and the related notes and the schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of financial assets and liabilities measured at fair value on a recurring basis that incorporate significant unobservable inputs or complex models/methodologies - Refer to Note 2 and Note 6 to the financial statements

Critical Audit Matter Description

The Company estimates fair value for certain financial assets and liabilities utilizing models and unobservable inputs. Unlike the fair value of other assets and liabilities which are readily observable and therefore more easily independently corroborated, these financial assets and liabilities are not actively traded or quoted prices are available but traded less frequently, and fair value is determined based on significant judgments such as models, inputs and valuation methodologies.

We identified the valuation of financial assets and liabilities measured at fair value on a recurring basis that incorporate significant unobservable inputs or complex models/methodologies as a critical audit matter because of the pricing inputs, complexity of models and/or methodologies used by management and third-party specialists to estimate fair value. The valuations involve a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists who possess significant quantitative and modeling experience, to audit and evaluate the appropriateness of the models and inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures for financial assets and liabilities that incorporate significant unobservable inputs or complex models/methodologies included the following procedures, among others:

- We tested the design and operating effectiveness of the Company's valuation controls, including the:
  - Independent price verification controls.
  - Pricing model controls which are designed to review a model's theoretical soundness and its appropriateness.
- With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and estimates by:
  - Developing independent valuation estimates and comparing such estimates to management's recorded values.
  - Comparing management's assumptions and both observable and unobservable inputs to relevant audit evidence, including external sources, where available.

- We evaluated management's ability to estimate fair value by comparing management's valuation estimates to transactions or events occurring after the valuation date, when available.

/s/ Deloitte & Touche LLP

New York, New York

January 28, 2025

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Jefferies Financial Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Jefferies Financial Group Inc. and subsidiaries (the "Company") as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended November 30, 2024, of the Company and our report dated January 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York

January 28, 2025

Consolidated Statements of Financial Condition

	November 30,	
$ in thousands, except share and per share amounts	2024	2023
Assets		
Cash and cash equivalents	$ 12,153,414	$ 8,526,363
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations (includes $120,414 and $110,198 of securities at fair value)	1,132,612	1,414,593
Financial instruments owned, at fair value (includes securities pledged of $18,441,751 and $17,158,747)	24,138,274	21,747,473
Investments in and loans to related parties	1,385,658	1,239,345
Securities borrowed	7,213,421	7,192,091
Securities purchased under agreements to resell	6,179,653	5,950,549
Securities received as collateral, at fair value	185,588	8,800
Receivables:		
Brokers, dealers and clearing organizations	2,666,591	2,380,732
Customers	2,494,717	1,705,425
Fees, interest and other	663,536	630,142
Premises and equipment	1,194,720	1,065,680
Goodwill	1,827,938	1,847,856
Assets held for sale (includes pledged assets of $181,900 at fair value at November 30, 2023)	51,885	1,545,472
Other assets (includes assets pledged of $429,347 and $244,604)	3,072,302	2,650,640
Total assets	**$ 64,360,309**	**$ 57,905,161**
Liabilities and Equity		
Short-term borrowings	$ 443,160	$ 989,715
Financial instruments sold, not yet purchased, at fair value	11,007,328	11,251,154
Securities loaned	2,540,861	1,840,518
Securities sold under agreements to repurchase	12,337,935	10,920,606
Other secured financings (includes $24,848 and $3,898 at fair value)	2,183,000	1,430,199
Obligation to return securities received as collateral, at fair value	185,588	8,800
Payables:		
Brokers, dealers and clearing organizations	3,686,367	3,737,810
Customers	4,073,975	3,960,557
Lease liabilities	635,306	544,650
Liabilities held for sale	—	1,173,648
Accrued expenses and other liabilities	3,510,831	2,546,211
Long-term debt (includes $2,351,346 and $1,708,443 at fair value)	13,530,565	9,698,752
Total liabilities	**54,134,916**	**48,102,620**
Mezzanine Equity		
Redeemable noncontrolling interests	406	406
Equity		
Preferred shares, par value of $1 per share, authorized 70,000 shares; 55,125 and 42,000 shares issued and outstanding; liquidation preference of $17,500 per share	55	42
Common shares, par value $1 per share, authorized 565,000,000 shares; 205,504,272 and 210,626,642 shares issued and outstanding, after deducting 115,613,798 and 110,491,428 shares held in treasury	205,504	210,627
Non-voting common shares, par value $1 per share, authorized 35,000,000, shares; no shares issued and outstanding	—	—
Additional paid-in capital	2,104,199	2,044,859
Accumulated other comprehensive loss	(423,131)	(395,545)
Retained earnings	8,270,145	7,849,844
Total Jefferies Financial Group Inc. shareholders' equity	**10,156,772**	**9,709,827**
Noncontrolling interests	68,215	92,308
Total equity	**10,224,987**	**9,802,135**
Total liabilities and equity	**$ 64,360,309**	**$ 57,905,161**

See accompanying notes to consolidated financial statements.

Jefferies Financial Group Inc.

Consolidated Statements of Earnings

$ in thousands, except per share amounts		2024		2023		2022
Revenues						
Investment banking	$	3,309,060	$	2,169,366	$	2,807,822
Principal transactions		1,816,963		1,413,283		833,757
Commissions and other fees		1,085,349		905,665		925,494
Asset management fees and revenues		86,106		82,574		80,264
Interest		3,543,497		2,868,674		1,183,638
Other		674,094		1,837		1,318,288
Total revenues		**10,515,069**		**7,441,399**		**7,149,263**
Interest expense		3,480,266		2,740,982		1,170,425
Net revenues		**7,034,803**		**4,700,417**		**5,978,838**
Non-interest expenses						
Compensation and benefits		3,659,588		2,535,272		2,589,044
Brokerage and clearing fees		432,721		366,702		347,805
Underwriting costs		68,492		61,082		42,067
Technology and communications		546,655		477,028		444,011
Occupancy and equipment rental		118,611		106,051		108,001
Business development		283,459		177,541		150,500
Professional services		296,204		266,447		240,978
Depreciation and amortization		190,326		112,201		172,902
Cost of sales		206,283		29,435		440,837
Other expenses		226,918		214,389		387,131
Total non-interest expenses		**6,029,257**		**4,346,148**		**4,923,276**
Earnings from continuing operations before income taxes		1,005,546		354,269		1,055,562
Income tax expense		293,194		91,881		273,852
Net earnings from continuing operations		712,352		262,388		781,710
Net earnings from discontinued operations (including gain on disposal of $3,493, $—, $—), net of income tax benefit of $17,063, $—, and $—		3,667		—		—
Net earnings		**716,019**		**262,388**		**781,710**
Net losses attributable to noncontrolling interests		(27,364)		(14,846)		(2,397)
Net losses attributable to redeemable noncontrolling interests		—		(454)		(1,342)
Preferred stock dividends		74,110		14,616		8,281
Net earnings attributable to common shareholders	$	**669,273**	$	**263,072**	$	**777,168**
Earnings per common share						
Basic from continuing operations	$	3.05	$	1.12	$	3.13
Diluted from continuing operations		2.96		1.10		3.06
Basic		3.08		1.12		3.13
Diluted		2.99		1.10		3.06
Weighted-average common shares outstanding						
Basic		217,079		232,609		247,378
Diluted		223,650		236,620		255,571

Year Ended November 30,

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

$ in thousands	Year Ended November 30,		
	2024	**2023**	**2022**
Net earnings	$ 716,019	$ 262,388	$ 781,710
Other comprehensive loss, net of tax:			
Currency translation adjustments and other (1)	(11,300)	57,530	(53,572)
Changes in fair value related to instrument-specific credit risk (2)	(24,718)	(77,420)	49,146
Minimum pension liability adjustments (3)	6,243	2,467	3,311
Unrealized gains (losses) on available-for-sale securities	2,189	1,297	(6,161)
Total other comprehensive loss, net of tax (4)	**(27,586)**	**(16,126)**	**(7,276)**
Comprehensive income	688,433	246,262	774,434
Net losses attributable to noncontrolling interests	(27,364)	(14,846)	(2,397)
Net losses attributable to redeemable noncontrolling interests	—	(454)	(1,342)
Preferred stock dividends	74,110	14,616	8,281
Comprehensive income attributable to common shareholders	$ 641,687	$ 246,946	$ 769,892

(1) Includes income tax (expenses) benefits of $(1.6) million, $(3.1) million and $15.6 million for the years ended November 30, 2024, 2023 and 2022, respectively.

(2) Includes income tax benefits (expenses) of $9.0 million, $29.0 million and $(15.6) million for the years ended November 30, 2024, 2023 and 2022, respectively.

(3) Includes income tax expense of $2.2 million for the year ended November 30, 2024.

(4) Includes unrealized losses of $2.2 million for the year ended November 30, 2024 related to currency translation adjustments attributable to noncontrolling interests.

See accompanying notes to consolidated financial statements.

Jefferies Financial Group Inc.

Consolidated Statements of Changes in Equity

$ in thousands, except share amounts

		Year Ended November 30,				
		2024		**2023**		**2022**
Preferred shares $1 par value						
Balance, beginning of period	$	42	$	—	$	—
Conversion of common shares to preferred shares		13		42		—
Balance, end of period	$	55	$	42	$	—
Common shares $1 par value						
Balance, beginning of period	$	210,627	$	226,130	$	243,541
Purchase of common shares for treasury		(1,089)		(4,887)		(25,595)
Conversion of 125,000 preferred shares to common shares		—		4,654		—
Conversion of common shares to preferred shares		(6,562)		(21,000)		—
Other		2,528		5,730		8,184
Balance, end of period	$	205,504	$	210,627	$	226,130
Additional paid-in capital						
Balance, beginning of period	$	2,044,859	$	1,967,781	$	2,742,244
Share-based compensation expense		63,119		45,360		43,919
Change in fair value of redeemable noncontrolling interests		—		(390)		(1,147)
Purchase of common shares for treasury		(43,223)		(164,515)		(833,998)
Conversion of 125,000 preferred shares to common shares		—		120,346		—
Dividend equivalents		19,016		24,140		—
Conversion of common shares to preferred shares		16,393		52,458		—
Change in equity interest related to consolidated subsidiaries		(2,631)		(6,307)		—
Other		6,666		5,986		16,763
Balance, end of period	$	2,104,199	$	2,044,859	$	1,967,781
Accumulated other comprehensive loss, net of tax						
Balance, beginning of period	$	(395,545)	$	(379,419)	$	(372,143)
Other comprehensive loss, net of tax		(27,586)		(16,126)		(7,276)
Balance, end of period	$	(423,131)	$	(395,545)	$	(379,419)
Retained earnings						
Balance, beginning of period	$	7,849,844	$	8,418,354	$	7,940,113
Net earnings attributable to Jefferies Financial Group Inc.		743,383		275,670		777,168
Dividends - common shares ($1.30, $1.20, and $1.20 per share)		(290,086)		(290,135)		(298,927)
Dividends - preferred shares		(31,894)		(12,600)		—
Cumulative effect of change in accounting principle for current expected credit losses, net of tax		(644)		(14,813)		—
Distribution of Vitesse Energy, Inc.		—		(526,964)		—
Other		(458)		332		—
Balance, end of period	$	8,270,145	$	7,849,844	$	8,418,354
Total Jefferies Financial Group Inc. shareholders' equity	$	10,156,772	$	9,709,827	$	10,232,846
Noncontrolling interests						
Balance, beginning of period	$	92,308	$	62,633	$	25,885
Net losses attributable to noncontrolling interests		(27,364)		(14,846)		(2,397)
Contributions		10,039		78,247		64,880
Distributions		(13,407)		(31,433)		(2,629)
Deconsolidation of asset management company		—		(14,895)		(23,107)
Change in equity interest related to Vitesse Energy, Inc.		—		6,307		—
Conversion of redeemable noncontrolling interest to noncontrolling interest		—		5,954		—
Other		6,639		341		1
Balance, end of period	$	68,215	$	92,308	$	62,633
Total equity	$	10,224,987	$	9,802,135	$	10,295,479

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

$ in thousands		Year Ended November 30,	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net earnings	$ 716,019	$ 262,388	$ 781,710
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Depreciation and amortization	197,850	113,473	189,343
Deferred income taxes	(4,131)	10,462	(70,396)
Share-based compensation	63,119	45,360	43,919
Net bad debt expense	52,451	67,009	46,846
(Income) losses on investments in and loans to related parties	(86,466)	192,197	36,287
Distributions received on investments in related parties	60,039	58,336	82,161
Gain on sale of subsidiaries and investments in related parties	(59,105)	—	(319,041)
Other adjustments	264,680	(99,784)	(601,303)
Net change in assets and liabilities:			
Securities deposited with clearing and depository organizations	—	(110,198)	—
Receivables:			
Brokers, dealers and clearing organizations	(287,820)	(436,029)	631,672
Customers	(790,292)	(480,487)	384,097
Fees, interest and other	(69,280)	(103,870)	200,672
Securities borrowed	(23,601)	(1,307,125)	548,567
Financial instruments owned	(2,416,306)	(2,843,554)	(773,523)
Securities purchased under agreements to resell	(237,567)	(1,263,278)	3,047,353
Other assets	(339,141)	(551,926)	(230,722)
Payables:			
Brokers, dealers and clearing organizations	(48,889)	1,054,135	(1,288,912)
Customers	113,418	83,181	(882,576)
Securities loaned	702,646	431,423	(139,557)
Financial instruments sold, not yet purchased	(234,747)	(8,894)	1,875,957
Securities sold under agreements to repurchase	1,427,068	3,324,482	(952,584)
Lease liabilities	(65,417)	(52,129)	(89,689)
Accrued expenses and other liabilities	925,006	(318,798)	(715,434)
Net cash (used in) provided by operating activities from continuing operations	**(140,466)**	**(1,933,626)**	**1,804,847**
Net cash (used in) provided by operating activities from discontinued operations	**(68,789)**	**—**	**—**
Cash flows from investing activities:			
Contributions to investments in and loans to related parties	(1,080,358)	(251,751)	(351,645)
Capital distributions from investments and repayments of loans from related parties	936,684	116,750	286,578
Originations and purchases of automobile loans, notes and other receivables	(89,540)	(441,583)	(527,929)
Principal collections of automobile loans, notes and other receivables	83,268	350,348	434,487
Net payments on premises and equipment	(250,584)	(1,155)	(224,301)
Proceeds from sales of subsidiaries and investments in related parties, net of expenses and cash of operations sold	610,843	—	333,149
Net cash acquired in business acquisitions	—	215,187	—
Proceeds for the sale from investments	—	—	3,588
Deconsolidation of asset management entity	—	—	(23,107)
Other	—	—	8,641
Net cash provided by (used in) investing activities from continuing operations	**210,313**	**(12,204)**	**(60,539)**

Consolidated Statements of Cash Flows

		Year Ended November 30,	
$ in thousands	**2024**	**2023**	**2022**
Cash flows from financing activities:			
Proceeds from short-term borrowings	$ 6,219,084	$ 5,413,000	$ 3,659,098
Payments on short-term borrowings	(6,743,153)	(5,010,868)	(3,338,000)
Proceeds from issuance of long-term debt, net of issuance costs	5,952,286	2,209,672	1,198,565
Repayment of long-term debt	(2,427,653)	(1,282,369)	(824,894)
Proceeds from conversion of common to preferred shares	9,844	31,500	—
Purchase of common shares for treasury	(44,312)	(169,402)	(859,593)
Dividends paid to common and preferred shareholders	(302,964)	(278,595)	(280,104)
Net proceeds from (payments on) other secured financings	877,962	89,073	(2,448,731)
Net change in bank overdrafts	(23,933)	52,054	(14,569)
Proceeds from contributions of noncontrolling interests	10,039	—	64,880
Payments on distributions to noncontrolling interests	(13,407)	—	(2,629)
Other	6,104	6,059	2,752
Net cash provided by (used in) financing activities from continuing operations	**3,519,897**	**1,060,124**	**(2,843,225)**
Net cash (used in) provided by financing activities from discontinued operations	**(170,631)**	**—**	**—**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	**(2,246)**	**54,911**	**(22,143)**
Change in cash, cash equivalents, and restricted cash reclassified from (to) assets held for sale	(13,224)	(45,691)	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	3,348,078	(830,795)	(1,121,060)
Cash, cash equivalents, and restricted cash at beginning of period	9,830,758	10,707,244	11,828,304
Cash and cash equivalents at end of period	**$ 13,165,612**	**$ 9,830,758**	**$ 10,707,244**
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 3,440,878	$ 2,348,061	$ 1,164,093
Income taxes, net	257,503	159,359	214,066

Noncash investing activities:

- During the year ended November 30, 2024, we had a stock distribution of $0.6 million. from one of our equity method investments.

- During the year ended November 30, 2023, we had acquisition related activity attributable to Vitesse Oil, LLC of $30.6 million.

- During the year ended November 30, 2022, we sold our interest in the Oak Hill investment management company. Noncash investing activities related to the sale were a receivable of $215.9 million.

Refer to Note 4, Business Acquisitions for the noncash effects of our consolidations of Stratos and OpNet.

Refer to Note 5, Assets Held for Sale and Discontinued Operations for the noncash effects of Foursight and OpNet.

Noncash financing activities:

During the year ended November 30, 2023, we had the following non-cash financing activities:

- Capital distributions of $527.0 million and $31.4 million to our shareholders and noncontrolling interest holders, respectively, related to the spin-off of Vitesse Energy, Inc.

- During the year ended November 30, 2023, preferred shares of $125.0 million were converted to common shares.

Cash, cash equivalents and restricted cash by category in our Consolidated Statements of Financial Condition:

	November 30,	November 30,
$ in thousands	**2024**	**2023**
Cash and cash equivalents	$ 12,153,414	$ 8,526,363
Cash on deposit for regulatory purposes with clearing and depository organizations	1,012,198	1,304,395
Total cash, cash equivalents and restricted cash	**$ 13,165,612**	**$ 9,830,758**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Index

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Organization

Jefferies Financial Group Inc. is a U.S.-headquartered global full service, integrated investment banking and capital markets firm. The accompanying Consolidated Financial Statements represent the accounts of Jefferies Financial Group Inc. and subsidiaries (together, the "Company," "we" or "us"). We, collectively with our consolidated subsidiaries and through our affiliates, deliver a broad range of financial services across investment banking, capital markets and asset management.

We operate in two reportable business segments: (1) Investment Banking and Capital Markets and (2) Asset Management. The Investment Banking and Capital Markets reportable business segment includes our capital markets activities and our investment banking business, which provides underwriting and financial advisory services to our clients. We operate in the Americas; Europe and the Middle East; and Asia-Pacific. Investment Banking and Capital Markets also includes our corporate lending joint venture ("Jefferies Finance LLC" or "Jefferies Finance"), our commercial real estate joint venture ("Berkadia Commercial Holding LLC" or "Berkadia") and historically our automobile lending and servicing activities. The Asset Management reportable business segment provides alternative investment management services to investors in the U.S. and overseas and generates investment income from capital invested in and managed by us or our affiliated asset managers, and includes certain remaining businesses and assets of our legacy merchant banking portfolio.

On January 13, 2023, our consolidated subsidiary, Vitesse Energy, Inc. ("Vitesse Energy"), issued shares measured at a total consideration of $30.6 million in exchange for acquiring all of the outstanding capital interests of Vitesse Oil, LLC ("Vitesse Oil"). Prior to the acquisition, Vitesse Oil was controlled by Jefferies Capital Partners V L.P. and Jefferies SBI USA Fund L.P. (together, "JCP Fund V"), which are private equity funds managed by a team led by our President. Simultaneously, we distributed all of our ownership interests in Vitesse Energy on a tax-free pro rata basis to all of our shareholders, resulting in a distribution of capital of $527.0 million. The distribution of Vitesse Energy resulted in a reduction at the time of spin-off of Total assets of $699.5 million, Total liabilities of $141.1 million and Total equity of $558.4 million inclusive of the distribution of capital to noncontrolling interest holders.

During the year ended November 30, 2022, we sold all of our interests in Idaho Timber and Oak Hill investment management company, a registered investment adviser and general partner entity.

During the fourth quarter of 2023, we acquired Stratos Group International ("Stratos") (formerly FXCM Group, LLC, or "FXCM") and OpNet S.p.A. ("OpNet," formerly known as "Linkem"), investments in our legacy merchant banking portfolio which became consolidated subsidiaries. In April 2024, we finalized the sale of Foursight Capital LLC ("Foursight"). In February 2024, OpNet agreed to sell substantially all of its wholesale operating assets to Wind Tre S.p.A., a subsidiary of CK Hutchison Group Telecom Holdings Ltd. The sale closed in August 2024. Refer to Note 4, Business Acquisitions and Note 5, Assets Held for Sale and Discontinued Operations for further information.

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for financial information.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets and the accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation

Our policy is to consolidate all entities that we control by ownership of a majority of the outstanding voting stock. In addition, we consolidate entities that meet the definition of a variable interest entity ("VIE") for which we are the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly-owned, the third-party's holding of equity interest is presented as Noncontrolling interests in our Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Equity. The portion of net earnings attributable to the noncontrolling interests is presented as Net earnings (losses) attributable to noncontrolling interests in our Consolidated Statements of Earnings.

In situations in which we have significant influence, but not control, of an entity that does not qualify as a VIE, we apply either the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP, with our portion of net earnings or gains and losses recorded in Other revenues or Principal transactions revenues, respectively. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as partnerships or limited liability companies and are carried at fair value. We act as general partner or managing member for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights.

Intercompany accounts and transactions are eliminated in consolidation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition Policies

Commissions and Other Fees. All customer securities transactions are reported in our Consolidated Statements of Financial Condition on a settlement date basis with related income reported on a trade-date basis. We permit institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. These arrangements are accounted for on an accrual basis and, as we are acting as an agent in these arrangements, netted against commission revenues. In addition, we earn asset-based fees associated with the management and supervision of assets, account services and administration related to customer accounts. We also earn commissions on execution services provided to customers in facilitating foreign currency spot trades and prime brokerage services.

Principal Transactions. Financial instruments owned and Financial instruments sold, not yet purchased are carried at fair value with gains and losses reflected in Principal transactions revenues, except for derivatives accounted for as hedges (refer to "Hedge Accounting" section herein and Note 7, Derivative Financial Instruments). Fees received on loans carried at fair value are also recorded in Principal transactions revenues.

Investment Banking. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed. Advisory retainer fees from restructuring engagements are recognized over time using a time elapsed measure of progress. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring advisory engagements, are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Consolidated Statements of Earnings and any expenses reimbursed by clients are recognized as Investment banking revenues.

Underwriting and placement agent revenues are recognized at a point in time on trade-date. Costs associated with underwriting activities are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis within Underwriting costs.

Asset Management Fees and Revenues. Asset management fees and revenues consist of asset management fees, as well as revenues from strategic affiliates pursuant to arrangements, which entitle us to portions of the revenues and/or profits of the affiliated managers and perpetual rights to certain defined revenues for a given revenue share period. Revenue from strategic affiliates pursuant to such arrangements is recognized at the end of the defined revenue or profit share period when the revenues have been realized and all contingencies have been resolved.

Management and administrative fees are generally recognized over the period that the related service is provided. Performance fee revenue is generally recognized only at the end of the performance period to the extent that the benchmark return has been met.

Interest Revenue and Expense. We recognize contractual interest on Financial instruments owned and Financial instruments sold, not yet purchased, on an accrual basis as a component of interest revenue and expense. Interest flows on derivative trading transactions and dividends are included as part of the fair valuation of these contracts and recognized in Principal transactions revenues rather than as a component of interest revenue or expense. We account for our short- and long-term borrowings at amortized cost, except for those for which we have elected the fair value option, with related interest recorded on an accrual basis as Interest expense. Discounts/premiums arising on our long-term debt are accreted/amortized to Interest expense using the effective yield method over the remaining lives of the underlying debt obligations. We recognize interest revenue related to our securities borrowed and securities purchased under agreements to resell activities and interest expense related to our securities loaned and securities sold under agreements to repurchase activities on an accrual basis. In addition, we recognize interest income as earned on brokerage customer margin balances and interest expense as incurred on credit balances.

Other Revenues. Other revenues include revenue from the sale of manufactured or remanufactured lumber for which the transaction price is fixed at the time of sale and revenue is generally recognized when the customer takes control of the product. Other revenues also include revenue from the sale of produced oil and gas and revenue from the sale of real estate. Contracts for revenue from the sale of produced oil and gas typically include variable consideration based on monthly pricing tied to local indices and volumes and revenue is recorded at the point in time when control of the produced oil and gas transfers to the customer, which is when the performance obligation is satisfied and the variable consideration can be reliably estimated at the end of each month. Revenues from the sales of real estate are recognized at a point in time when the related transaction is complete. If performance obligations under the contract with a customer related to a parcel of real estate are not yet complete when title transfers to the buyer, revenue associated with the incomplete performance obligations is deferred until the performance obligation is completed. Revenues from internet connection services are recognized based on volume based pricing and revenue from activating broadband services are recognized on a straight-line basis over a two year period. Fees related to selling and licensing information and data to clients is recognized ratably over the related contract service period.

Cash Equivalents

Cash equivalents include highly liquid investments, including money market funds and certificates of deposit, not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited with Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies LLC as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Certain other entities are also obligated by rules mandated by their primary regulators to segregate or set aside cash or equivalent securities to satisfy regulations, promulgated to protect customer assets. In addition, certain exchange and/or clearing organizations require cash and/or securities to be deposited by us to conduct day-to-day activities.

Amounts may also include cash and cash equivalents that are restricted for other business purposes.

Financial Instruments and Fair Value

Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent our trading activities and include both cash and derivative products. Our derivative products are acquired or originated for trading purposes and are included within operating activities on our Consolidated Statements of Cash Flows. Gains and losses are recognized in Principal transactions revenues. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

In determining fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. We apply a hierarchy to categorize our fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2: Pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from, or corroborated by, observable market data, and financial instruments that are fair valued by reference to other similar financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability at the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets our best estimate of fair value. We use prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. The degree of judgment exercised in determining fair value is greatest for instruments categorized within Level 3.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date and lend securities to other brokers and dealers for similar purposes. When we borrow securities, we generally provide cash to the lender as collateral, which is reflected in our Consolidated Statements of Financial Condition as Securities borrowed. We earn interest revenues on this cash collateral. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statements of Financial Condition as Securities loaned. We pay interest expense on the cash collateral received from the party borrowing the securities. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate. In instances where the Company receives securities as collateral in connection with securities-for-securities transactions in the which the Company is the lender of securities and is permitted to sell or repledge the securities received as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Company's Consolidated Statements of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. We earn and incur interest over the term of the repo, which is reflected in Interest revenue and Interest expense on an accrual basis. Repos are presented in our Consolidated Statements of Financial Condition on a net-basis by counterparty, where permitted by U.S. GAAP. We monitor the fair value of the

underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements

To manage our exposure to credit risk associated with our derivative activities and securities financing transactions, we may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third-party. Under our ISDA master netting agreements, we typically also execute credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where we have not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of our risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

We are also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Refer to Note 7, Derivative Financial Instruments, and Note 8, Collateralized Transactions for further information.

Securitization Activities

We engage in securitization activities related to corporate loans, consumer loans, mortgage loans and mortgage-backed and other asset-backed securities. Transfers of financial assets to secured funding vehicles are accounted for as sales when we have relinquished control over the transferred assets. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer allocated between the assets sold and the retained interests, if any, based upon their respective fair values at the date of sale. We may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in Financial instruments owned, at fair value. Any changes in the fair value of such retained interests are recognized in Principal transactions revenues.

When a transfer of assets does not meet the criteria of a sale, we account for the transfer as a secured borrowing and continue to recognize the assets of a secured borrowing in Financial instruments owned and recognize the associated financing in Other secured financings.

Investments in and Loans to Related Parties

Investments in and loans to related parties include investments in private equity and other operating entities in which we exercise significant influence over operating and capital decisions and loans issued in connection with such activities. Investments in and loans to related parties are accounted for using the equity method or at cost, as appropriate, and reviewed for impairment when changes in circumstances may indicate a decrease in value which is other than temporary. Revenues on Investments in and loans to related parties are included in Other revenues. Refer to Note 11, Investments, and Note 24, Related Party Transactions for additional information regarding certain of these investments.

Credit Losses

Financial assets measured at amortized cost are presented at the net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions.

Goodwill and Intangible Assets

Goodwill. Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1 for our Investment Banking, Fixed Income, Equities and Asset Management reporting units, on November 30 for other identified reporting units or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. The goodwill impairment test is performed at the reporting unit level by comparing the estimated fair value of a reporting unit with its respective carrying value, including goodwill and allocated intangible assets. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the reporting unit exceeds the reporting unit's fair value.

Notes to Consolidated Financial Statements

The fair value of reporting units is based on widely accepted valuation techniques that we believe market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies we utilize in estimating the fair value of reporting units include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange-traded companies and multiples of merger and acquisitions of similar businesses and/or projected cash flows. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets. Intangible assets deemed to have finite lives are amortized on a straight-line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to our future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For intangible assets deemed to be impaired, an impairment loss is recognized for the amount by which the intangible asset's carrying value exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If we conclude otherwise, we are required to perform a quantitative impairment test.

Intangible assets are included in Other assets. Our annual indefinite-lived intangible asset impairment testing date is August 1. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 13, Goodwill and Intangible Assets for further information.

Premises and Equipment

Premises and equipment consist of leasehold improvements, furniture, fixtures, computer and communications equipment, capitalized software (externally purchased and developed for internal use) and owned aircraft. Furniture, fixtures, computer and communications equipment, capitalized software are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The carrying values of internally developed software ready for its intended use are depreciated over the remaining useful life of each capitalized software.

At November 30, 2024 and 2023, premises and equipment (not including right-of-use assets) amounted to $1.51 billion and $1.16 billion, respectively. Accumulated depreciation and amortization was $816.1 million and $551.5 million at November 30, 2024 and 2023, respectively.

Depreciation and amortization expense amounted to $190.3 million, $112.2 million and $172.9 million for the years ended November 30, 2024, 2023 and 2022, respectively.

Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs for generally all leases. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included within Premises and equipment on our Consolidated Statements of Financial Condition. The ROU assets are amortized over the lease term and is included in Occupancy and equipment rental in our Statements of Consolidated Earnings and Other adjustments in our Consolidated Statements of Cash Flows.

The discount rates used in determining the present value of leases represent our collateralized borrowing rate considering each lease's term and currency of payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Certain leases have renewal options that can be exercised at the discretion of the Company. Lease expense is generally recognized on a straight-line basis over the lease term and included in Occupancy and equipment rental expense.

Other Real Estate

Other real estate is classified within Other assets and includes all expenditures incurred in connection with the acquisition, development and construction of properties. Interest, payroll related to construction, property taxes and other professional fees attributable to land and property construction are capitalized and added to the cost of those properties when active development begins and ends when the property development is fully completed and ready for its intended use. During the years ended November 30, 2024, 2023 and 2022, capitalized interest of $14.2 million, $12.9 million and $13.5 million, respectively, was allocated among real estate projects that are currently under development.

Inventories and Cost of Sales

We have investments in entities that are consolidated by us that are engaged in real estate activities and, prior to the sale of Idaho Timber during the year ended November 30, 2022, were engaged in manufacturing activities. Inventories arising from these consolidated entities are classified as Other assets and are stated at the lower of cost or net realizable value, with cost principally determined under the first-in-first-out method. Cost of goods sold, which is recognized within Non-interest expenses in connection with sales of such inventories, principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, we group our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

Assets Held for Sale

We classify assets and related liabilities as held for sale when: (i) management has committed to a plan to sell the assets, (ii) the net assets are available for immediate sale, (iii) there is an active program to locate a buyer and (iv) the sale and transfer of the net assets is probable within one year. Assets and liabilities held for sale generally are presented separately on our Consolidated Statements of Financial Condition with a valuation allowance, if necessary, to recognize the net carrying amount at the lower of cost or fair value, less costs to sell. Depreciation of property, plant and equipment and amortization of finite-lived intangible assets and right-of-use assets are not recorded while these assets are classified as held for sale. For each period that assets are classified as being held for sale, they are tested for recoverability. Refer to Note 5, Assets Held for Sale and Discontinued Operations for additional information.

Share-based Compensation

Share-based awards are measured based on the fair value of the award and recognized over the required service or vesting period. Certain executive and employee share-based awards contain market, performance and/or service conditions. Market conditions are incorporated into the grant-date fair value using a Monte Carlo valuation model. Compensation expense for awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. Awards with performance conditions are amortized over the service period if it is determined that it is probable that the performance condition will be achieved. The fair value of options is estimated at the date of grant using the Black-Scholes option pricing model. We account for forfeitures as they occur, which results in dividends and dividend equivalents originally charged against retained earnings for forfeited shares to be reclassified to compensation expense in the period in which the forfeiture occurs.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized on the basis of its projected tax return results.

We record uncertain tax positions using a two-step process: (i) we determine whether it is more likely than not that each tax position will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We use the portfolio approach relating to the release of stranded tax effects recorded in accumulated other comprehensive income (loss).

Earnings per Common Share

Basic earnings per share is calculated using the two-class method and is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued. Net earnings available to common shareholders represent net earnings to common shareholders reduced by the allocation of earnings to participating securities. Losses are not allocated to participating securities. Common shares outstanding and certain other shares committed to be, but not yet issued, include restricted stock and restricted stock units ("RSUs") for which no future service is required.

Diluted earnings per share is calculated using the two-class method using the treasury stock or if-converted method, with the more dilutive amount being reported. Diluted earnings per share is computed by taking the sum of net earnings available to common shareholders, dividends on preferred shares and dividends on dilutive mandatorily redeemable convertible preferred shares, divided by the weighted average number of common shares outstanding and certain other shares committed to be, but not yet issued, plus all dilutive common stock equivalents outstanding during the period.

Preferred shares and unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and, therefore, are included in the earnings allocation in computing earnings per share under the two-class method of earnings per share. Restricted stock and RSUs granted as part of share-based compensation contain nonforfeitable rights to dividends and dividend equivalents, respectively, and therefore, prior to the requisite service being rendered for the right to retain the award, restricted stock and RSUs meet the definition of a participating security. RSUs granted under the senior executive compensation plan are not considered participating securities as the rights to dividend equivalents are forfeitable. Refer to Note 15, Compensation Plans for more information regarding the senior executive compensation plan.

Refer to Note 19, Total Equity for further information.

Notes to Consolidated Financial Statements

Legal Reserves

In the normal course of business, we have been named, from time to time, as a defendant in legal and regulatory proceedings. We are also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

We recognize a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. We believe that any other matters for which we have determined a loss to be probable and reasonably estimable are not material to our consolidated financial statements.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. We believe that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on our consolidated results of operations, cash flows or financial condition. In addition, we believe that any amount of potential loss or range of potential loss in excess of what has been provided in our consolidated financial statements that could be reasonably estimated is not material.

Hedge Accounting

Hedge accounting is applied using interest rate swaps designated as fair value hedges of changes in the benchmark interest rate of fixed rate senior long-term debt. The interest rate swaps are included as derivative contracts in Financial instruments owned and Financial instruments sold, not yet purchased. We use regression analysis to perform ongoing prospective and retrospective assessments of the effectiveness of these hedging relationships. A hedging relationship is deemed effective if the change in fair value of the interest rate swap and the change in the fair value of the long-term debt due to changes in the benchmark interest rate offset within a range of 80% - 125%. The impact of valuation adjustments related to our own credit spreads and counterparty credit spreads are included in the assessment of effectiveness.

For qualifying fair value hedges of benchmark interest rates, the change in the fair value of the derivative and the change in fair value of the long-term debt provide offset of one another and, together with any resulting ineffectiveness, are recorded in Interest expense.

We seek to reduce the impact of fluctuations in foreign exchange rates on our net investments in certain non-U.S. operations through the use of foreign exchange contracts. The foreign exchange contracts are included as derivative contracts in Financial instruments owned and Financial instruments sold, not yet purchased. For foreign exchange contracts designated as hedges, the effectiveness of the hedge is assessed based on the overall changes in the fair value of the forward contracts (*i.e.*, based on changes in forward rates). For qualifying net investment hedges, all gains or losses on the hedging instruments are included in Currency translation adjustments and other in our Consolidated Statements of Comprehensive Income.

Refer to Note 7, Derivative Financial Instruments for further information.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at exchange rates at the end of a period. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, if any, are included in Other comprehensive income. Gains or losses resulting from foreign currency transactions are included in Principal transactions revenues.

Note 3. Accounting Developments

Accounting Standards to be Adopted in Future Periods

Segment Reporting. In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-07 ("ASU 2023-07"), Improvements to Reportable Segment Disclosures. The guidance primarily will require enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis. We are evaluating the impact of the standard on our segment reporting disclosures.

Income Taxes. In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), Improvements to Income Tax Disclosures. The guidance is intended to improve income tax disclosure requirements by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and are required to be applied prospectively with the option of retrospective application. We are evaluating the impact of the standard on our income tax disclosures.

Expenses. In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), Disaggregation of Income Statement Expenses. The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis. We are evaluating the impact of the standard on our disclosures.

Adopted Accounting Standards

Reference Rate Reform. The FASB issued guidance which provides optional exceptions for applying U.S. GAAP to certain contract modifications, hedge accounting relationships or other transactions affected by reference rate reform. There was no impact to our financial statements as a result of this guidance upon the completion of our transition away from the London Interbank Offered Rate ("LIBOR") on June 30, 2023.

Notes to Consolidated Financial Statements

Financial Instruments—Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on financial assets measured at amortized cost by introducing an approach based on expected losses over the financial asset's entire life, recorded at inception or purchase. On January 1, 2023, Berkadia, our equity method investee, adopted this guidance and applied a modified retrospective approach through a cumulative-effect adjustment to retained earnings upon adoption, which resulted in a decrease in retained earnings of $14.8 million, net of tax attributable to an increase in the allowance for credit losses. Our equity method investee, Jefferies Finance, adopted the guidance on December 1, 2023, and the impact on our consolidated financial statements was not material.

Note 4. Business Acquisitions

We acquired Stratos and OpNet during the fourth quarter of 2023. Stratos is a global provider of online foreign exchange services. OpNet is a fixed wireless broadband service provider in Italy and also owns a majority of the common shares of Tessellis S.p.A. ("Tessellis"), a telecommunications company publicly listed on the Italian stock exchange. These companies were investments in our legacy merchant banking portfolio, and these transactions have been accounted for under the acquisition method of accounting which requires that the assets acquired, including identifiable intangible assets, and liabilities assumed to be recognized at their respective fair values as of the acquisition date.

Fair value of assets acquired and liabilities assumed on the acquisition dates:

$ in thousands	Stratos	OpNet	Total
Cash and cash equivalents	$ 83,006	$ 7,875	$ 90,881
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	124,306	—	124,306
Financial instruments owned, at fair value	53,028	—	53,028
Investments in and loans to related parties	—	6,644	6,644
Receivables:			
Brokers, dealers and clearing organizations	113,750	—	113,750
Fees, interest and other	4,745	14,728	19,473
Property and equipment, net	31,830	111,458	143,288
Goodwill (1)	5,463	127,051	132,514
Assets held for sale (2)	—	578,820	578,820
Other assets (3)	31,135	98,278	129,413
Total assets acquired	**$ 447,263**	**$ 944,854**	**$ 1,392,117**
Financial instruments sold, net yet purchased, at fair value	$ 31,293	$ —	$ 31,293
Payables:			
Brokers, dealers and clearing organizations	236	—	236
Customers payables	297,494	—	297,494
Short-term borrowings	—	7,137	7,137
Lease liabilities	9,308	23,040	32,348
Liabilities held for sale (2)	—	303,447	303,447
Accrued expenses and other liabilities	18,011	176,308	194,319
Long-term debt	—	75,437	75,437
Total liabilities assumed	**$ 356,342**	**$ 585,369**	**$ 941,711**
Net assets acquired	**$ 90,921**	**$ 359,485**	**$ 450,406**
Noncontrolling interests	**$ —**	**$ 42,168**	**$ 42,168**

(1) All goodwill is attributed to the Asset Management reportable segment.

(2) Relates to the net operating assets of the wholesale operations of OpNet.

(3) Includes intangible assets in the form of purchased technology, trademarks and trade names, and customer relationships related to Tessellis that was acquired as part of obtaining control of OpNet. These intangible assets are being amortized over a finite life of up to 20 years.

Notes to Consolidated Financial Statements

Stratos

We historically held a 49.9% voting interest in Stratos. In March 2023, certain noteholders of Global Brokerage Inc. ("GLBR") filed an involuntary bankruptcy petition against GLBR and its subsidiary, Global Brokerage Holdings LLC ("Holdings"), which holds a 50.1% voting equity interest in Stratos. On September 14, 2023, we completed a foreclosure on the collateral that GLBR had pledged to secure its obligations under a credit facility, which consisted of GLBR's equity interest in Stratos. As a result of the foreclosure, we own 100% of the outstanding interests of Stratos; and Stratos has become a consolidated subsidiary.

In connection with the acquisition of the additional 50.1% interests in Stratos, we extinguished our senior secured term loan to Stratos of $39.2 million and recognized a gain of $5.6 million, which is reflected in Principal transactions revenues. Upon the acquisition, we remeasured our previously existing 49.9% interest at fair value and recognized a loss of $4.7 million, in Other revenues, representing the excess of the carrying value of the 49.9% interest of our $47.9 million equity method investment over its fair value at the date of acquisition. The fair value of the previously existing equity interest was measured using an income approach based on estimates of future expected cash flows applying a risk-adjusted discount rate of 24.5%. Critical estimates to derive future expected cash flows includes the use of projected revenues and expenses, applicable tax rates and depreciation factors with the risk-adjusted discount rate based upon an estimated weighted average cost of capital for the acquired business.

No consideration, other than the nonmonetary exchange of our senior secured term loan, was transferred in connection with the foreclosure, which resulted in us obtaining 100% ownership of the outstanding interests of Stratos. In applying acquisition accounting, we estimated the overall enterprise fair value of Stratos consistent with the methodology utilized to fair value our previously existing 49.9% equity interest. The enterprise fair value was allocated based on the fair values of the acquired assets and assumed liabilities resulting in a gain of $0.9 million and goodwill of $5.5 million.

The results of Stratos' operations have been included in our Consolidated Statements of Earnings from the date of acquisition on September 14, 2023.

OpNet

We historically owned 47.4% of the common shares and 50.0% of the voting rights of OpNet and various classes of convertible preferred stock issued by OpNet (the "preferred shares"). On November 30, 2023, we provided notice of our intent to convert certain classes of our preferred shares into common shares and, as a result, we obtained control of OpNet. Upon conversion on May 7, 2024, our ownership increased to 57.5% of the common shares and our voting rights increased to 72.5% of the aggregate voting rights of OpNet. Additionally, during the first quarter of 2024, we exchanged €115.1 million of our shareholder loans for additional preferred shares and also subscribed to additional preferred shares of €25.0 million at a price per share of €10.00. During the second quarter of 2024, we provided an additional shareholder loan of €20.0 million and subscribed to additional preferred shares of €18.7 million at a price per share of €10.00. In June 2024, we provided an additional shareholder loan of €20.0 million.

Upon obtaining control of OpNet on November 30, 2023 the assets and liabilities of OpNet are included in our consolidated financial statements. Additionally, OpNet was considered to be a variable interest entity and we determined that we were the primary beneficiary of OpNet. The initial consolidation of OpNet was accounted for under the acquisition method of accounting and we remeasured our previously existing interests at fair value and recognized a gain of $115.8 million, representing the excess of the fair value of our previously existing interests over the carrying value of our investment of $201.6 million. The fair value of the previously existing interests was measured based on an estimate of what could be recognized in a sale transaction for certain net operating assets of OpNet, which have been classified as held for sale, and OpNet's percentage ownership of Tessellis common shares based on the publicly listed exchange price of Tessellis on November 30, 2023. No consideration was transferred in connection with the consolidation.

The remaining identifiable assets and assumed liabilities of OpNet primarily represent the assets and liabilities of Tessellis. An enterprise value for Tessellis was estimated based on its market capitalization at November 30, 2023, which was then allocated to the identifiable assets, including intangible assets, liabilities, and noncontrolling interests of Tessellis using an income approach, which calculates the present value of the estimated economic benefit of future cash flows, in order to determine the fair value of the identified customer relationships and Tessellis trade name. Property and equipment and developed technology assets were valued using a replacement cost methodology. Critical estimates included future expected cash flows, including forecasted revenues and expenses, and applicable discount rates. Discount rates used to compute the present value of expected net cash flows were based upon estimated weighted average cost of capital. The initial allocation of the purchase price resulted in the recognition of goodwill relating to Tessellis of $127.1 million.

The initial estimated purchase price allocation as of November 30, 2023 for OpNet was revised during the first quarter of 2024 as new information was received and analyzed resulting in an increase in intangible assets of $39.3 million, a decrease in property and equipment of $12.3 million, and a decrease in goodwill of $27.0 million.

In February 2024, OpNet agreed to sell substantially all of its wholesale operating assets to Wind Tre S.p.A., a subsidiary of CK Hutchison Group Telecom Holdings Ltd. The sale closed in August 2024 and we received net cash proceeds of $322.8 million and recognized a pre-tax gain on sale of $3.5 million. The sale of OpNet did not include our interest in Tessellis.

During 2024, Tessellis executed various acquisitions and, as a result, recognized assets and liabilities of $24.5 million and $18.8 million, respectively, on the acquisition dates. Total assets primarily relate to goodwill, property and equipment, intangible assets, and short-term trade receivables. Total liabilities primarily relate to financial debt assumed and trade payables. The primary acquisition executed during 2024 was the acquisition of a 97.2% ownership interest in Go Internet S.p.A. ("Go Internet") for a total consideration of €4.1 million. We are in the process of finalizing purchase price allocation adjustments related to the identified assets and may adjust these amounts upon completion of our assessment in subsequent reporting periods.

Notes to Consolidated Financial Statements

Note 5. Assets Held for Sale and Discontinued Operations

Foursight

On November 20, 2023, we entered into an agreement to sell Foursight. Assets held for sale are recorded initially at the lower of their carrying value or estimated fair value, less estimated costs to sell. Upon designation as an asset held for sale, we discontinue recording depreciation expense on such asset.

Foursight's major classes of assets and liabilities:

$ in thousands	November 30, 2023
Assets held for sale:	
Cash and cash equivalents	$ 3,555
Other receivables	1,478
Premises and equipment, net	1,175
Operating lease assets	7,635
Goodwill (1)	24,000
Other assets (2)	928,808
Total assets held for sale	**$ 966,651**
Liabilities held for sale:	
Other secured financings	$ 700,615
Lease liabilities	8,821
Accrued expenses and other liabilities	11,503
Long-term debt	149,262
Total liabilities held for sale	**$ 870,201**

(1) Goodwill was allocated based on the relative fair values of the applicable reporting units prior to being reclassified as held for sale.

(2) Includes $850.8 million of automobile loan receivables and $42.1 million in deposits required under Foursight's warehouse credit facilities and amounts collected on pledged automobile loan receivables yet to be distributed.

During 2024, we closed the sale of Foursight and recognized a gain on sale of $24.2 million, which is included within Other revenues.

OpNet

We classified certain net operating assets of OpNet as held for sale in our Consolidated Statements of Financial Condition at November 30, 2023. The net operating assets that were classified as held for sale were recognized at their estimated fair values pursuant to the step-acquisition accounting related to our interests in OpNet. Refer to Note 4, Business Acquisitions for further information.

The major components of the held for sale assets and liabilities in the disposal group primarily consisted of intangible assets relating to radio frequency networks, customer relationships and other branding rights. The liabilities held for sale consisted primarily of OpNet's outstanding publicly listed notes. The fair value of the intangible assets was based on the estimated sale price of the disposal group and the fair value of the publicly listed notes were based on observations of quoted transaction prices.

Effective with the designation of the disposal group as held for sale, we suspended recording depreciation of property, plant and equipment and amortization of finite-lived intangible assets and right-of-use assets while these assets were classified as held for sale.

The activities of OpNet's wholesale operations have been classified as discontinued operations for the year ended November 30, 2024 and OpNet's results are presented in Net earnings (losses) from discontinued operations (including gain on disposal), net of tax.

In February 2024, we agreed to sell substantially all of OpNet's wholesale operating assets. The sale closed in August 2024.

Airplanes

During 2024, we classified certain airplanes related to sale leaseback transaction executed by our subsidiary, Aircadia Leasing II LLC as held for sale. The airplanes are included within Assets held for sale on our Consolidated Statements of Financial Condition and have a carrying amount of $51.9 million at November 30, 2024. We are actively pursuing avenues to dispose of the airplanes through a sale process. Effective with the designation of the airplanes as held for sale, we suspended recording depreciation on these assets.

Note 6. Fair Value Disclosures

$ in thousands	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (2)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 5,238,058	$ 302,051	$ 239,364	$ —	$ 5,779,473
Corporate debt securities	—	5,310,815	24,931	—	5,335,746
Collateralized debt obligations and collateralized loan obligations	—	1,029,662	63,976	—	1,093,638
U.S. government and federal agency securities	3,583,139	160,227	—	—	3,743,366
Municipal securities	—	320,507	—	—	320,507
Sovereign obligations	749,912	630,681	172	—	1,380,765
Residential mortgage-backed securities	—	2,348,862	7,714	—	2,356,576
Commercial mortgage-backed securities	—	146,752	477	—	147,229
Other asset-backed securities	—	110,687	103,214	—	213,901
Loans and other receivables	—	1,706,152	152,586	—	1,858,738
Derivatives	146	3,181,454	3,926	(2,667,751)	517,775
Investments at fair value	—	6	137,865	—	137,871
Total financial instruments owned, excluding Investments at fair value based on NAV	$ 9,571,255	$ 15,247,856	$ 734,225	$ (2,667,751)	$ 22,885,585
Securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	$ 120,414	$ —	$ —	$ —	$ 120,414
Securities received as collateral	185,588	—	—	—	185,588
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 3,013,877	$ 73,240	$ 208	$ —	$ 3,087,325
Corporate debt securities	—	3,105,010	165	—	3,105,175
U.S. government and federal agency securities	2,904,379	26	—	—	2,904,405
Sovereign obligations	667,647	422,124	—	—	1,089,771
Commercial mortgage-backed securities	—	—	1,153	—	1,153
Loans	—	92,321	16,864	—	109,185
Derivatives	13	3,477,802	26,212	(2,793,713)	710,314
Total financial instruments sold, not yet purchased	$ 6,585,916	$ 7,170,523	$ 44,602	$ (2,793,713)	$ 11,007,328
Other secured financings	—	9,964	14,884	—	24,848
Obligation to return securities received as collateral	185,588	—	—	—	185,588
Long-term debt	—	1,529,443	821,903	—	2,351,346

(1) Excludes investments at fair value based on net asset value ("NAV") of $1.25 billion at November 30, 2024 by level within the fair value hierarchy.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

$ in thousands	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 3,831,698	$ 211,182	$ 181,294	$ —	$ 4,224,174
Corporate debt securities	—	4,921,222	26,112	—	4,947,334
Collateralized debt obligations and collateralized loan obligations	—	869,246	64,862	—	934,108
U.S. government and federal agency securities	3,563,164	65,566	—	—	3,628,730
Municipal securities	—	223,502	—	—	223,502
Sovereign obligations	1,051,494	609,452	—	—	1,660,946
Residential mortgage-backed securities	—	2,048,309	20,871	—	2,069,180
Commercial mortgage-backed securities	—	344,902	508	—	345,410
Other asset-backed securities	—	255,048	117,661	—	372,709
Loans and other receivables	—	1,320,217	130,101	—	1,450,318
Derivatives	314	3,649,814	8,336	(3,107,620)	550,844
Investments at fair value	—	—	130,835	—	130,835
Total financial instruments owned, excluding Investments at fair value based on NAV	$ 8,446,670	$ 14,518,460	$ 680,580	$ (3,107,620)	$ 20,538,090
Securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	$ 110,198	$ —	$ —	$ —	$ 110,198
Securities received as collateral	8,800	—	—	—	8,800
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 2,235,049	$ 83,180	$ 676	$ —	$ 2,318,905
Corporate debt securities	—	2,842,776	124	—	2,842,900
Collateralized debt obligations and collateralized loan obligations	—	36	—	—	36
U.S. government and federal agency securities	2,957,787	—	—	—	2,957,787
Sovereign obligations	1,229,795	579,302	—	—	1,809,097
Residential mortgage-backed securities	—	463	—	—	463
Commercial mortgage-backed securities	—	—	840	—	840
Loans	—	173,828	1,521	—	175,349
Derivatives	54	3,851,004	59,291	(2,764,572)	1,145,777
Total financial instruments sold, not yet purchased	$ 6,422,685	$ 7,530,589	$ 62,452	$ (2,764,572)	$ 11,251,154
Other secured financings	$ —	$ —	$ 3,898	$ —	$ 3,898
Obligation to return securities received as collateral	8,800	—	—	—	8,800
Long-term debt	—	963,846	744,597	—	1,708,443

(1) Excludes investments at fair value based on net asset value ("NAV") of $1.21 billion at November 30, 2023 by level within the fair value hierarchy.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring our financial assets and liabilities that are accounted for at fair value on a recurring basis:

Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations

Segregated U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

Corporate Equity Securities

- Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy, otherwise they are categorized within Level 2 of the fair value hierarchy.

- Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured, where available, using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or

capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

- Equity Warrants: Non-exchange-traded equity warrants are measured primarily from observed prices on recently executed market transactions and broker quotations and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and can be measured using third-party valuation services or the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Investment Grade Corporate Bonds: Investment grade corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads. Investment grade corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques may be used. Investment grade corporate bonds measured using alternative valuation techniques are categorized within Level 2 or Level 3 of the fair value hierarchy.

- High Yield Corporate and Convertible Bonds: A significant portion of our high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed from recently executed market transactions of institutional size. Where pricing data is less observable, valuations are categorized within Level 3 of the fair value hierarchy and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financing or recapitalization, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations and Collateralized Loan Obligations

Collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs") are measured based on prices observed from recently executed market transactions of the same or similar security or based on valuations received from third-party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs. Valuation that is based on recently executed market transactions of similar securities incorporates additional review and analysis of pricing inputs and comparability criteria, including, but not limited to, collateral type, tranche type, rating, origination year, prepayment rates, default rates and loss severity.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices obtained from external pricing services and categorized within Level 1 of the fair value hierarchy.

- U.S. Agency Debt Securities: Callable and non-callable U.S. agency debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. Sovereign government obligations, with consideration given to the country of issuance, are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities ("RMBS"): Agency RMBS include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and principal-only and interest-only (including inverse interest-only) securities. Agency RMBS are generally measured using recent transactions, pricing data from external pricing services or expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral and are categorized within Level 2 or Level 3 of the fair value hierarchy. We use prices observed from recently executed transactions to develop market-clearing spread and yield assumptions. Valuation inputs with regard to the underlying collateral incorporate factors such as weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer and weighted average loan age.

- Non-Agency RMBS: The fair value of non-agency RMBS is determined primarily using pricing data from external pricing services, where available, and discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields. In addition, broker quotes, where available, are also referenced to compare prices.

Notes to Consolidated Financial Statements

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities ("CMBS"): Government National Mortgage Association ("Ginnie Mae") project loan bonds are measured based on inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating an evaluation of various factors, including prepayment speeds, default rates and cash flow structures. Federal National Mortgage Association ("Fannie Mae") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed from recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. Ginnie Mae project loan bonds and Fannie Mae DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.

- Non-Agency CMBS: Non-agency CMBS are measured using pricing data obtained from external pricing services, prices observed from recently executed market transactions or based on expected cash flow models that incorporate underlying loan collateral characteristics and performance. Non-Agency CMBS are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the underlying inputs.

Other Asset-Backed Securities

Other asset-backed securities ("ABS") include, but are not limited to, securities backed by auto loans, credit card receivables, student loans and other consumer loans and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are primarily determined using pricing data obtained from external pricing services, broker quotes and prices observed from recently executed market transactions. In addition, recent transaction data from comparable deals is deployed to develop market clearing yields and cumulative loss assumptions. The cumulative loss assumptions are based on the analysis of the underlying collateral and comparisons to earlier deals with similar collateral to gauge the relative performance of the deal.

Loans and Other Receivables

- Corporate Loans: Corporate loans categorized within Level 2 of the fair value hierarchy are measured based on market consensus pricing service quotations. Where available, market price quotations from external pricing services are reviewed to ensure they are supported by transaction data. Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on price quotations that are considered to be less transparent. Price quotations are derived using market prices for debt securities of the same creditor and estimates of future cash flows. Future cash flows use assumptions regarding creditor default and recovery rates, credit rating, effective yield and consideration of the issuer's capital structure.

- Participation Certificates in Agency Residential Loans: Valuations of participation certificates in agency residential loans are based on observed market prices of recently executed purchases and sales of similar loans and data provider pricing. The loan participation certificates are categorized within Level 2 of the fair value hierarchy given the observability and volume of recently executed transactions and availability of data provider pricing.

- Project Loans and Participation Certificates in Ginnie Mae Project and Construction Loans: Valuations of participation certificates in Ginnie Mae project and construction loans are based on inputs corroborated from and benchmarked to observed prices of recent securitizations with similar underlying loan collateral to derive an implied spread. Securitization prices are adjusted to estimate the fair value of the loans to account for the arbitrage that is realized at the time of securitization. The measurements are categorized within Level 2 of the fair value hierarchy given the observability and volume of recently executed transactions.

- Consumer Loans and Funding Facilities: Consumer and small business whole loans and related funding facilities are valued based on observed market transactions and incorporating valuation inputs including, but not limited to, delinquency and default rates, prepayment rates, borrower characteristics, loan risk grades and loan age. These assets are categorized within Level 2 or Level 3 of the fair value hierarchy.

- Escrow and Claim Receivables: Escrow and claim receivables are categorized within Level 2 of the fair value hierarchy where fair value is based on recent observations in the same receivable. Escrow and claim receivables are categorized within Level 3 of the fair value hierarchy where fair value is estimated based on reference to market prices and implied yields of debt securities of the same or similar issuers.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market or consensus pricing services. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated directly through observable and tradeable quotes. Listed derivative contracts that use exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that we believe market participants would use in valuing the derivative in a current transaction. Where available, valuation inputs are calibrated from observable market data. For many OTC derivative contracts, the valuation models do not involve material subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

OTC options include OTC equity, foreign exchange, interest rate and commodity options measured using various valuation models, such as Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, commodity price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of our interest rate swaps, which incorporate observable inputs related to interest rate curves, valuations of our foreign exchange forwards and swaps, which incorporate observable inputs related to foreign currency spot rates and forward curves and valuations of our commodity swaps and forwards, which incorporate observable inputs related to commodity spot prices and forward curves. Credit default swaps include both index and single-name credit default swaps. Where available, external data is used in measuring index credit default swaps and single-name credit default swaps. For commodity and equity total return swaps, market prices are generally observable for the underlying asset and used as the basis for measuring the fair value of the derivative contracts. Total return swaps executed on other underlyings are measured based on valuations received from external pricing services.

Securities Received as Collateral / Obligations to Return Securities Received as Collateral

In connection with securities-for-securities transactions in which we are the lender of securities and are permitted to sell or repledge the securities received as collateral, we report the fair value of the collateral received and the related obligation to return the collateral. Valuation is based on the price of the underlying security and is categorized within the corresponding leveling guidance above. These financial instruments are typically categorized within Level 1 of the fair value hierarchy.

Other Secured Financings

Other secured financings that are accounted for at fair value are classified within Level 2 or Level 3 of the fair value hierarchy. Fair value is based on estimates of future cash flows incorporating assumptions regarding recovery rates.

Long-term Debt

Long-term debt includes variable rate, fixed-to-floating rate, equity-linked notes, constant maturity swap, digital, callable, collared floating rate and Bermudan structured notes. These are valued using various valuation models that incorporate our own credit spread, market price quotations from external pricing sources referencing the appropriate interest rate curves, volatilities and other inputs as well as prices for transactions in a given note during the period. Long-term debt notes are generally categorized within Level 2 of the fair value hierarchy where market trades have been observed during the period or model pricing is available, otherwise the notes are categorized within Level 3.

Investments at Fair Value

Investments at fair value includes investments in hedge funds and private equity funds, which are measured at the NAV of the funds, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for

subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 2 or Level 3 of the fair value hierarchy.

Information about our investments in entities that have the characteristics of an investment company:

$ in thousands	Fair Value (1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
November 30, 2024				
Equity Long/ Short Hedge Funds (2)	$ 280,364	$ —	Quarterly (100%)	45 - 90 days
Equity Funds (3)	60,215	30,530	N/R (100%)	N/R
Commodity Fund (4)	21,149	—	Quarterly (100%)	60 days
Multi-asset Funds (5)	359,207	—	Monthly (86%) Quarterly (14%)	45 - 60 days 90 days
Other Funds (6)	531,754	263,250	Quarterly (70%) Monthly (2%) N/R (28%)	90 days 30 days N/R
Total	**$ 1,252,689**	**$ 293,780**		

$ in thousands	Fair Value (1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
November 30, 2023				
Equity Long/ Short Hedge Funds (2)	$ 341,530	$ —	Quarterly (57%) N/R (43%)	60 - 90 days
Equity Funds (3)	55,701	37,534	N/R (100%)	N/R
Commodity Fund (4)	21,747	—	Quarterly (100%)	60 days
Multi-asset Funds (5)	357,445	—	Monthly (83%) Quarterly (13%) N/R (4%)	60 days 90 days N/R
Other Funds (6)	432,960	132,662	Quarterly (75%) N/R (25%)	90 days N/R
Total	**$ 1,209,383**	**$ 170,196**		

N/R - Not redeemable

(1) Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statements.

(2) Includes investments in hedge funds that invest, long and short, primarily in both public and private equity securities in domestic and international markets. The non-redeemable investments at November 30, 2023 included restrictions before November 30, 2023 or August 31, 2025.

(3) Includes investments in equity funds that invest in the equity of various U.S. and foreign private companies in a broad range of industries. These investments cannot be redeemed; instead, distributions are received through the liquidation of the underlying assets of the funds which are primarily expected to be liquidated in approximately one to ten years.

(4) Includes investments in a hedge fund that invests, long and short, primarily in commodities.

(5) Includes investments in hedge funds that invest, long and short, primarily in multi-asset securities in domestic and international markets in both the public and private sectors. The non-redeemable investments at November 30, 2023 included restrictions before April, 1 2024.

(6) Primarily includes investments in a fund that invests in short-term trade receivables and payables that are expected to generally be outstanding between 90 to 120 days and short-term credit instruments, as well as investments in a fund that invests, long and short, in distressed and special situations credit strategies across sectors and asset types.

Notes to Consolidated Financial Statements

Level 3 Rollforwards

Changes in fair value of our financial assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended November 30, 2024:

$ in thousands	Balance at November 30, 2023	Total gains/ losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/ (out of) Level 3	Balance at November 30, 2024	For instruments still held at November 30, 2024, changes in unrealized gains/(losses) included in: Earnings (1)	Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 181,294	$ (4,616)	$ 50,297	$ (524)	$ —	$ —	$ 12,913	$ 239,364	$ (11,748)	$ —
Corporate debt securities	26,112	(4,442)	16,219	(7,307)	(400)	—	(5,251)	24,931	(19,872)	—
CDOs and CLOs	64,862	(6,194)	34,964	(21,963)	(2,198)	—	(5,495)	63,976	(2,437)	—
Sovereign obligations	—	—	172	—	—	—	—	172	172	—
RMBS	20,871	(669)	6,874	(5,384)	(51)	—	(13,927)	7,714	(395)	—
CMBS	508	(31)	—	—	—	—	—	477	(64)	—
Other ABS	117,661	(22,251)	63,704	(74,139)	(10,284)	—	28,523	103,214	(17,242)	—
Loans and other receivables	130,101	(1,664)	79,399	(41,551)	(20,523)	—	6,824	152,586	(22,108)	—
Investments at fair value	130,835	(12,142)	19,726	—	(547)	—	(7)	137,865	(12,142)	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 676	$ 682	$ (1,150)	$ —	$ —	$ —	$ —	$ 208	$ 3	$ —
Corporate debt securities	124	(3)	—	—	(1,100)	—	1,144	165	105	—
CMBS	840	(1)	(245)	560	—	—	(1)	1,153	1	—
Loans	1,521	(148)	(1,443)	16,946	—	—	(12)	16,864	125	—
Net derivatives (2)	50,955	(9,648)	—	—	(12,298)	3,766	(10,489)	22,286	8,110	—
Other secured financings	3,898	4,482	—	—	(4,415)	10,919	—	14,884	(4,482)	—
Long-term debt	744,597	51,747	—	—	(2,109)	28,614	(946)	821,903	(37,526)	(28,442)

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within Long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased —Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2024

Transfers of assets of $90.5 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

• Other ABS of $47.6 million, corporate equity securities of $22.7 million, loans and other receivables of $14.9 million, CDOs and CLOs of $2.7 million and corporate debt securities of $2.0 million due to reduced pricing transparency.

Transfers of assets of $66.9 million from Level 3 to Level 2 are primarily attributed to:

• Other ABS of $19.0 million, RMBS of $14.6 million, corporate equity securities of $9.7 million, CDOs and CLOs of $8.2 million and loans and other receivables of $8.1 million due to greater pricing transparency.

Transfers of liabilities of $30.1 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

• Structured notes within long-term debt of $26.8 million and net derivatives of $3.1 million due to reduced pricing and market transparency.

Transfers of liabilities of $40.4 million from Level 3 to Level 2 of the fair value hierarchy are primarily attributed to:

• Structured notes within long-term debt of $27.8 million and net derivatives of $13.6 million due to greater pricing and market transparency.

Net losses on Level 3 assets were $52.0 million and net losses on Level 3 liabilities were $47.1 million for the year ended November 30, 2024. Net losses on Level 3 assets were primarily due to decreased market values in loans and other receivables, other ABS, investments at fair value, CDOs and CLOs, corporate equity securities and corporate debt securities. Net losses on Level 3 liabilities were primarily due to increased market valuations of certain structured notes within long-term debt and other secured financings, partially offset by decreases in certain derivatives.

Changes in fair value of our financial assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended November 30, 2023:

$ in thousands	Balance at November 30, 2022	Total gains/ losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/ (out of) Level 3	Balance at November 30, 2023	For instruments still held at November 30, 2023, changes in unrealized gains/(losses) included in:	
									Earnings (1)	Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 240,347	$ (65,037)	$ 7,865	$ (1,228)	$ —	$ —	$ (653)	$ 181,294	$ (11,007)	$ —
Corporate debt securities	30,232	1,749	4,132	(18,325)	(200)	—	8,524	26,112	(703)	—
CDOs and CLOs	55,824	31,218	51,632	(3,199)	(56,624)	—	(13,989)	64,862	(10,774)	—
RMBS	27,617	(5,709)	10	—	(247)	—	(800)	20,871	(1,775)	—
CMBS	839	(331)	—	—	—	—	—	508	(327)	—
Other ABS	94,677	(17,800)	71,261	(37,088)	(26,936)	—	33,547	117,661	(20,678)	—
Loans and other receivables	168,875	10,995	55,520	(42,999)	(46,383)	—	(15,907)	130,101	4,168	—
Investments at fair value	161,992	83,382	8,852	(15,080)	(107,963)	—	(348)	130,835	(5,762)	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 750	$ 348	$ (1,477)	$ 1,055	$ —	$ —	$ —	$ 676	$ 284	$ —
Corporate debt securities	500	(35)	(187)	—	—	—	(154)	124	29	—
CMBS	490	—	—	350	—	—	—	840	—	—
Loans	3,164	(114)	(1,655)	126	—	—	—	1,521	(992)	—
Net derivatives (2)	59,524	(10,405)	(527)	170	(3,496)	2,158	3,531	50,955	6,760	—
Other secured financings	1,712	2,186	—	—	—	—	—	3,898	(2,186)	—
Long-term debt	661,123	70,945	—	—	—	17,140	(4,611)	744,597	(28,327)	(59,706)

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within Long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased—Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2023

Transfers of assets of $88.5 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Other ABS of $57.8 million, loans and other receivables of $16.5 million, corporate debt securities of $8.9 million and corporate equity securities of $5.3 million due to reduced pricing transparency.

Transfers of assets of $78.2 million from Level 3 to Level 2 are primarily attributed to:

- Loans and other receivables of $32.4 million, other ABS of $24.3 million, CDOs and CLOs of $14.0 million and corporate equity securities of $6.0 million due to greater pricing transparency supporting classification into Level 2.

Transfers of liabilities of $60.8 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Net derivatives of $35.6 million and structured notes within long-term debt of $25.2 million due to reduced pricing and market transparency.

Transfers of liabilities of $62.0 million from Level 3 to Level 2 of the fair value hierarchy are primarily attributed to:

- Net derivatives of $32.0 million and structured notes within long-term debt of $29.8 million due to greater pricing and market transparency.

Net gains on Level 3 assets were $38.5 million and net losses on Level 3 liabilities were $62.9 million for the year ended November 30, 2023. Net gains on Level 3 assets were primarily due to increased market values in investments at fair value, CDOs and CLOs and loans and other receivables, partially offset by decreases in corporate equity securities and other ABS. Net losses on Level 3 liabilities were primarily due to increased market valuations of certain structured notes within long-term debt, partially offset by decreases in certain derivatives.

Changes in fair value of our financial assets and liabilities that have been categorized within Level 3 of the fair value hierarchy for the year ended November 30, 2022:

$ in thousands	Balance at November 30, 2021	Total gains/ losses (realized and unrealized) (1)	Purchases	Sales	Settlements	Issuances	Net transfers into/ (out of) Level 3	Balance at November 30, 2022	For instruments still held at November 30, 2022, changes in unrealized gains/(losses) included in: Earnings (1)	Other comprehensive income (1)
Assets:										
Financial instruments owned:										
Corporate equity securities	$ 118,489	$ (645)	$ 171,700	$ (62,474)	$ (298)	$ —	$ 13,575	$ 240,347	$ 7,286	$ —
Corporate debt securities	11,803	946	18,686	(23,964)	(9)	—	22,770	30,232	(2,087)	—
CDOs and CLOs	31,946	7,099	44,995	(22,600)	(16,634)	—	11,018	55,824	(10,938)	—
RMBS	1,477	(13,210)	35,774	(372)	(240)	—	4,188	27,617	(7,728)	—
CMBS	2,333	(733)	—	(749)	—	—	(12)	839	(703)	—
Other ABS	93,524	(6,467)	74,353	(20,362)	(39,647)	—	(6,724)	94,677	(26,982)	
Loans and other receivables	178,417	(1,912)	45,536	(33,692)	(48,218)	—	28,744	168,875	(11,610)	—
Investments, at fair value	154,373	46,735	74,984	(74,742)	(15,951)	—	(23,407)	161,992	33,294	—
Liabilities:										
Financial instruments sold, not yet purchased:										
Corporate equity securities	$ 4,635	$ (3,611)	$ (815)	$ 4,858	$ —	$ —	$ (4,317)	$ 750	$ 2,382	$ —
Corporate debt securities	482	88	(70)	—	—	—	—	500	(88)	—
CMBS	210	—	—	280	—	—	—	490	—	—
Loans	9,925	1,197	(5,173)	—	96	—	(2,881)	3,164	(2,484)	—
Net derivatives (2)	67,769	(181,750)	(1,559)	1,285	—	28,436	145,343	59,524	168,304	—
Other secured financings	25,905	(650)	—	—	(23,543)	—	—	1,712	650	—
Long-term debt	881,732	(280,967)	—	—	(3,919)	83,874	(19,597)	661,123	239,400	41,567

(1) Realized and unrealized gains/losses are primarily reported in Principal transactions revenues. Changes in instrument-specific credit risk related to structured notes within long-term debt are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Net derivatives represent Financial instruments owned—Derivatives and Financial instruments sold, not yet purchased —Derivatives.

Analysis of Level 3 Assets and Liabilities for the Year Ended November 30, 2022

Transfers of assets of $111.7 million from Level 2 to Level 3 of the fair value hierarchy are primarily attributed to:

- Loans and other receivables of $33.2 million, corporate debt securities of $22.8 million, other ABS of $22.6 million, corporate equity securities of $17.9 million and CDOs and CLOs of $11.0 million due to reduced price transparency.

Transfers of assets of $61.5 million from Level 3 to Level 2 are primarily attributed to:

- Other ABS of $29.3 million, investments at fair value of $23.4 million, loans and other receivables of $4.5 million and corporate equity securities of $4.3 million due to greater pricing transparency supporting classification into Level 2.

Transfers of liabilities of $172.1 million from Level 2 to Level 3 are primarily attributed to:

- Net derivatives of $152.8 million and structured notes within long-term debt of $19.3 million due to reduced pricing and market transparency.

Transfers of liabilities of $53.6 million from Level 3 to Level 2 are primarily attributed to:

- Structured notes within long-term debt of $38.9 million, net derivatives of $7.5 million and corporate equity securities of $4.3 million due to greater pricing transparency.

Net gains on Level 3 assets were $31.8 million and net gains on Level 3 liabilities were $465.7 million for the year ended November 30, 2022. Net gains on Level 3 assets were primarily due to increased market values in investments at fair value and CDOs and CLOs, partially offset by decreases in RMBS and Other ABS. Net gains on Level 3 liabilities were primarily due to decreased market valuations of certain structured notes within long-term debt and certain derivatives.

Significant Unobservable Inputs used in Level 3 Fair Value Measurements

The tables below present information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any

one financial instrument (*i.e.,* the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class). Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of our financial instruments; rather, the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, we have provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. We do not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of our Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared to the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in our estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

November 30, 2024

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input / Range	Weighted Average
Corporate equity securities	$ 239,364				
Non-exchange-traded securities		Market approach	Price	$0 - $486	$68
Corporate debt securities	$ 24,931	Market approach	Price	$28 - $105	$74
CDOs and CLOs	$ 53,388	Discounted cash flows	Constant prepayment rate	20%	—
			Constant default rate	2%	—
			Loss severity	30%	—
			Discount rate/yield	14% - 32%	26%
		Market approach	Price	$70 - $106	$94
RMBS	$ 7,714	Discounted cash flows	Constant prepayment rate	20%	—
			Loss severity	10%	—
			Discount rate/yield	12%	—
Other ABS	$ 98,172	Discounted cash flows	Discount rate/yield	19% - 30%	25%
			Cumulative loss rate	17% - 34%	24%
			Duration (years)	0.9 - 1.0	0.9
		Market approach	Price	$106 - $127	$121
		Scenario analysis	Estimated recovery percentage	92%	—
Loans and other receivables	$ 152,586	Market approach	Price	$17 - $106	$75
		Scenario analysis	Estimated recovery percentage	3% - 252%	50%
Derivatives	$ 1,396				
Embedded options		Market approach	Basis points upfront	0.3	—
Investments at fair value	$ 132,769				
Private equity securities		Market approach	Price	$1 - $8,506	$501
			Discount rate/yield	28%	—
			Revenue	$29,908,372	—
Financial Instruments Sold, Not Yet Purchased:					
Loans	$ 16,864	Market approach	Price	$17 - $100	$75
		Scenario analysis	Estimated recovery percentage	0% - 205%	50%
Derivatives	$ 25,045				
Equity options		Volatility benchmarking	Volatility	28% - 102%	49%
Options		Market approach	Basis points upfront	8.0 - 22.3	14.9
Other secured financings	$ 14,884	Scenario analysis	Estimated recovery percentage	60% - 100%	93%
		Market approach	Price	$117	—
Long-term debt	$ 821,903				
Structured notes		Market approach	Price	$61 - $122	$96

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input / Range	Weighted Average
			November 30, 2023		
Corporate equity securities	$ 181,294				
Non-exchange-traded securities		Market approach	Price	$0 - $325	$59
Corporate debt securities	$ 26,112	Market approach	Price	$40 - $94	$50
		Discounted cash flow	Discount rate/yield	11%	—
		Scenario analysis	Estimated recovery percentage	4%	—
CDOs and CLOs	$ 64,862	Discounted cash flows	Constant prepayment rate	15% - 20%	19
			Constant default rate	2%	—
			Loss severity	35% - 40%	36%
			Discount rate/yield	21% - 26%	24%
		Market approach	Price	$48 - $100	$88
CMBS	$ 508	Scenario analysis	Estimated recovery percentage	28%	—
Other ABS	$ 102,423	Discounted cash flows	Discount rate/yield	10% - 21%	18%
			Cumulative loss rate	9% - 32%	25%
			Duration (years)	1.1 - 2.2	1.7
		Market approach	Price	$100	—
Loans and other receivables	$ 130,101	Market approach	Price	$82 - $157	$127
		Scenario analysis	Estimated recovery percentage	7% - 73%	40%
Derivatives	$ 2,395				
Equity options		Volatility benchmarking	Volatility	60%	—
Investments at fair value	$ 127,237				
Private equity securities		Market approach	Price	$1 - $6,819	$484
			Discount rate/yield	28%	—
			Revenue	$30,538,979	—
Financial Instruments Sold, Not Yet Purchased:					
Corporate debt securities					
	$ 124	Scenario analysis	Estimated recovery percentage	4%	—
Loans	$ 1,521	Market approach	Price	$101	—
Derivatives	$ 56,779				
Equity options		Volatility benchmarking	Volatility	31% - 87%	42%
Options		Market approach	Basis points upfront	0.4 - 25.5	17.9
Other secured financings	$ 3,898	Scenario analysis	Estimated recovery percentage	18% - 73%	53%
Long-term debt	$ 744,597				
Structured notes		Market approach	Price	$57 - $114	$78
			Price	€60 - €103	€84

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information, unadjusted past transaction prices or a percentage of the reported enterprise fair value are excluded from the above tables. At November 30, 2024 and 2023, asset exclusions consisted of $23.9 million and $45.6 million, respectively, primarily composed of CDOs and CLOs, Other ABS, Investments at fair value, certain derivatives, RMBS, CMBS and sovereign obligations. At November 30, 2024 and 2023, liability exclusions consisted of $2.7 million and $4.0 million, respectively, primarily composed of certain derivatives, loans, CMBS, corporate equity securities and corporate debt securities.

Uncertainty of Fair Value Measurement from Use of Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the uncertainty of the fair value measurement due to the use of significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Non-exchange-traded securities, corporate debt securities, CDOs and CLOs, loans and other receivables, other ABS, private equity securities, certain derivatives, other secured financings and structured notes using a market approach valuation technique. A significant increase (decrease) in the price of the private equity securities, nonexchange-traded securities, corporate debt securities, CDOs and CLOs, other ABS, loans

and other receivables, other secured financings or structured notes would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the revenue multiple related to private equity securities would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the discount rate/security yield related to private equity securities would result in a significantly lower (higher) fair value measurement. Depending on whether we are a receiver or (payer) of basis points upfront, a significant increase in basis points would result in a significant increase (decrease) in the fair value measurement of options.

- Loans and other receivables, corporate debt securities, CMBS, other ABS and other secured financings using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the financial instrument would result in a significantly higher (lower) fair value measurement for the financial instrument.

- CDOs and CLOs, corporate debt securities, RMBS and other ABS using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severity or cumulative loss rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate and duration would have differing impacts depending on the capital structure and type of security. A significant increase (decrease) in the discount rate/security yield would result in a significantly lower (higher) fair value measurement.

- Derivative equity options using volatility benchmarking. A significant increase (decrease) in volatility would result in a significantly higher (lower) fair value measurement.

Fair Value Option Election

We have elected the fair value option for all loans and loan commitments made by our investment banking and capital markets businesses. These loans and loan commitments include loans entered into by our investment banking division in connection with client bridge financing and loan syndications, loans purchased by our leveraged credit trading desk as part of its bank loan trading activities and mortgage and consumer loan commitments, purchases and fundings in connection with mortgage-backed and other asset-backed securitization activities. Loans and loan commitments originated or purchased by our leveraged credit and mortgage-backed businesses are managed on a fair value basis. Loans are included in Financial instruments owned and loan commitments are included in Financial instruments owned and Financial instruments sold, not yet purchased. The fair value option election is not applied to loans made to affiliate entities as such loans are entered into as part of ongoing, strategic business ventures. Loans to affiliate entities are included in Investments in and loans to related parties and are accounted for on an amortized cost basis. We have also elected the fair value option for certain of our structured notes which are managed by our investment banking and capital markets businesses and are included in Long-term debt. We have elected the fair value option for certain financial instruments held by subsidiaries as the investments are risk managed by us on a fair value basis. The fair value option has been elected for certain other secured financings that arise in connection with our securitization activities and other structured financings. Other secured financings, Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers,

dealers and clearing organizations and Payables – Customers, are accounted for at cost plus accrued interest rather than at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

Gains (losses) due to changes in fair value related to instrument-specific credit risk on loans, other receivables and debt instruments and gains (losses) due to other changes in fair value on Long-term debt measured at fair value under the fair value option:

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Financial instruments owned:			
Loans and other receivables	$ (24,029)	$ 46,421	$ (20,529)
Other secured financings:			
Other changes in fair value (2)	(4,482)	(2,186)	695
Long-term debt:			
Changes in instrument-specific credit risk (1)	(32,580)	(106,801)	63,344
Other changes in fair value (2)	(115,912)	21,373	345,050

(1) Changes in fair value of structured notes related to instrument-specific credit risk are presented net of tax in our Consolidated Statements of Comprehensive Income.

(2) Other changes in fair value are included in Principal transactions revenues.

Amounts by which contractual principal is greater than (less than) fair value for loans and other receivables, Other secured financings and Long-term debt measured at fair value under the fair value option:

	November 30,	
$ in thousands	2024	2023
Financial instruments owned:		
Loans and other receivables (1)	$ 1,603,512	$ 2,344,468
Loans and other receivables on nonaccrual status and/or 90 days or greater past due (1) (2)	132,838	259,354
Long-term debt	131,107	294,356
Other secured financings	459	1,377

(1) Interest income is recognized separately from other changes in fair value and is included in Interest revenues.

(2) Amounts include loans and other receivables 90 days or greater past due by which contractual principal exceeds fair value of $48.8 million and $187.4 million at November 30, 2024 and 2023, respectively.

The aggregate fair value of loans and other receivables on nonaccrual status and/or 90 days or greater past due was $126.9 million and $98.1 million at November 30, 2024 and 2023, respectively, which includes loans and other receivables 90 days or greater past due of $120.0 million and $37.6 million at November 30, 2024 and 2023, respectively.

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets were measured at fair value on a non-recurring basis and are not included in the tables above. Assets measured at fair value on a non-recurring basis for which we recognized a non-recurring fair value adjustment for the periods presented:

November 30, 2024	Level 3	Gains (Losses)
Premises and equipment (1)	$ —	$ (1,323)
Exchange ownership interests and registrations (2)	—	(10)
Other assets (3)	21,900	21,900

Notes to Consolidated Financial Statements

November 30, 2023	Level 3		Gains (Losses)
Exchange ownership interests and registrations (2)	$ —	$	(78)
Investments in and loans to related parties (4)	—		(57,248)
Other assets (5)	1,755		(2,101)

November 30, 2022	Level 3		Gains (Losses)
Exchange ownership interests and registrations (2)	$ —	$	(39)
Investments in and loans to related parties (6)	106,172		(27,119)
Other assets (7)	1,709		(6,701)

(1) Premises and equipment losses represent impairments of leasehold improvements, furniture, fixtures, computer and communications equipment and capitalized software and were recognized in Technology and communications and Occupancy and equipment rental in our Consolidated Statements of Earnings.

(2) These impairment losses, which represent ownership interests in market exchanges on which trading business is conducted, and registrations, were recognized in Other expenses and the assets were in the Investment Banking and Capital Markets reportable business segment. The fair value is based on observed quoted sales prices for each individual membership. Refer to Note 13, Goodwill and Intangible Assets.

(3) Our shares in Monashee, an equity method investment, were converted to a newly created class of nonmarketable preferred shares. Our equity method investment was remeasured in connection with its nonmonetary exchange into the preferred shares, which are accounted for at cost pursuant to the measurement alternative subsequent to the nonmonetary exchange. The gain was recognized in Other revenues and the asset was in the Asset Management reportable business segment.

(4) These impairment losses, which are related to an equity method investments, were recognized in Other revenues and the asset was in the Asset Management reportable business segment. Fair value was based on our best estimate of what could be recognized in a sale transaction for the investment.

(5) These impairment losses, which are related to real estate held for development, were recognized in Other revenues and are held in the Asset Management reportable business segment. Fair value was based on estimated future cash flows using discounts rates ranging from 10.0% to 14.0%.

(6) These impairment losses, which are related to certain equity method investments, were recognized in Other revenues and the assets were in the Asset Management reportable business segment. The fair values were based on estimated future cash flows using discount rates ranging from 10.0% to 23.0%. Refer to Note 11, Investments.

(7) These impairment losses, which relate to a real estate property, were recognized in Other expenses and the assets were in the Asset Management reportable business segment. The fair values were based on estimated future cash flows discounted at 12.0%.

Financial Instruments Not Measured at Fair Value

Certain of our financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations and would generally be presented within Level 1 of the fair value hierarchy.

We have equity securities without readily determinable fair values, which we account for at cost, minus impairment, which are presented within Other assets and were $21.9 million and $0.0 million at November 30, 2024 and 2023, respectively. Net gains (losses) of $0.0 million, $(122.2) million and $3.6 million were recognized on these investments during the years ended November 30, 2024, 2023 and 2022, respectively. Impairments and downward adjustments on these investments during the year ended November 30, 2023 were $80.3 million. There were no impairments and downward adjustments on these investments during the years ended November 30, 2024 and 2022. These investments would generally be presented within Level 3 of the fair value hierarchy.

Note 7. Derivative Financial Instruments

Our derivative activities are recorded at fair value in our Consolidated Statements of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. We enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks. In addition, we apply hedge accounting to: (1) interest rate swaps that have been designated as fair value hedges of the changes in fair value due to the benchmark interest rate for certain fixed rate senior long-term debt, and (2) forward foreign exchange contracts designated as hedges to offset the change in the value of certain net investments in foreign operations.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firm wide risk management policies.

In connection with our derivative activities, we may enter into International Swaps and Derivatives Association, Inc. master netting agreements or similar agreements with counterparties. Refer to Note 2, Summary of Significant Accounting Policies for additional information regarding the offsetting of derivative contracts.

The following tables also provide information regarding (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in our Consolidated Statements of Financial Condition as appropriate under U.S. GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on our financial position.

The fair value of assets/liabilities in the following tables represent our receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged.

November 30, 2024 (1)

$ in thousands	Assets Fair Value	Assets Number of Contracts (2)	Liabilities Fair Value	Liabilities Number of Contracts (2)
Derivatives designated as accounting hedges:				
Interest rate contracts:				
Cleared OTC	$ 3,396	3	$ —	—
Foreign exchange contracts:				
Bilateral OTC	41,903	3	—	—
Total derivatives designated as accounting hedges	**45,299**		**—**	
Derivatives not designated as accounting hedges:				
Interest rate contracts:				
Exchange-traded	273	16,548	13	32,984
Cleared OTC	1,030,842	6,663	1,030,671	6,891
Bilateral OTC	365,678	1,096	717,255	1,256
Foreign exchange contracts:				
Bilateral OTC	132,240	57,786	138,608	35,545
Equity contracts:				
Exchange-traded	682,327	1,777,822	521,889	1,574,498
Bilateral OTC	855,169	33,516	1,024,129	20,587
Commodity contracts:				
Exchange-traded	22	806	17	697
Bilateral OTC	4,570	11,691	1,381	5,180
Credit contracts:				
Cleared OTC	31,488	66	38,711	32
Bilateral OTC	37,618	16	31,353	32
Total derivatives not designated as accounting hedges	**3,140,227**		**3,504,027**	
Total gross derivative assets/ liabilities:				
Exchange-traded	682,622		521,919	
Cleared OTC	1,065,726		1,069,382	
Bilateral OTC	1,437,178		1,912,726	
Amounts offset in our Consolidated Statements of Financial Condition (3):				
Exchange-traded	(476,364)		(476,364)	
Cleared OTC	(1,058,995)		(1,066,232)	
Bilateral OTC	(1,132,392)		(1,251,117)	
Net amounts per Consolidated Statements of Financial Condition (4)	$ 517,775		$ 710,314	

November 30, 2023 (1)

$ in thousands	Assets Fair Value	Assets Number of Contracts (2)	Liabilities Fair Value	Liabilities Number of Contracts (2)
Derivatives designated as accounting hedges:				
Interest rate contracts:				
Cleared OTC	$ —	—	$ 6,070	3
Foreign exchange contracts:				
Bilateral OTC	259	1	19,638	—
Total derivatives designated as accounting hedges	**259**		**25,708**	
Derivatives not designated as accounting hedges:				
Interest rate contracts:				
Exchange-traded	316	88,354	63	67,643
Cleared OTC	1,156,937	4,415	1,185,503	4,544
Bilateral OTC	893,983	1,179	1,266,506	786
Foreign exchange contracts:				
Exchange-traded	—	—	—	4
Bilateral OTC	147,470	66,254	129,770	38,585
Equity contracts:				
Exchange-traded	678,542	1,180,832	393,220	1,174,298
Bilateral OTC	715,754	31,116	850,088	16,234
Commodity contracts:				
Exchange-traded	59	735	33	940
Bilateral OTC	5,662	15,497	1,398	6,455
Credit contracts:				
Cleared OTC	38,046	133	38,487	81
Bilateral OTC	21,436	22	19,573	29
Total derivatives not designated as accounting hedges	**3,658,205**		**3,884,641**	
Total gross derivative assets/ liabilities:				
Exchange-traded	678,917		393,316	
Cleared OTC	1,194,983		1,230,060	
Bilateral OTC	1,784,564		2,286,973	
Amounts offset in our Consolidated Statements of Financial Condition (3):				
Exchange-traded	(384,392)		(384,392)	
Cleared OTC	(1,189,517)		(1,189,513)	
Bilateral OTC	(1,533,711)		(1,190,667)	
Net amounts per Consolidated Statements of Financial Condition (4)	$ 550,844		$ 1,145,777	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) The number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/ Payables to brokers, dealers and clearing organizations.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) We have not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in our Consolidated Statements of Financial Condition.

Gains (losses) recognized in Interest expense related to fair value hedges:

$ in thousands	Year Ended November 30,		
Gains (Losses)	**2024**	**2023**	**2022**
Interest rate swaps (1)	$ (12,735) $	(78,766) $	(212,280)
Long-term debt	(50,407)	21,638	219,143
Total	**$ (63,142) $**	**(57,128) $**	**6,863**

(1) Includes net settlements of $(62.3) million, $(55.6) million and $1.4 million for the years ended November 30, 2024, 2023 and 2022, respectively.

Gains (losses) on our net investment hedges recognized in Currency translation and other adjustments, a component of Other comprehensive income (loss), in our Consolidated Statements of Comprehensive Income:

$ in thousands	Year Ended November 30,		
Gains (Losses)	**2024**	**2023**	**2022**
Foreign exchange contracts	$ (9,652) $	(49,060) $	116,876
Total	**$ (9,652) $**	**(49,060) $**	**116,876**

Unrealized and realized gains (losses) on derivative contracts recognized primarily in Principal transactions revenues, which are utilized in connection with our client activities and our economic risk management activities:

$ in thousands	Year Ended November 30,		
Gains (Losses)	**2024**	**2023**	**2022**
Interest rate contracts	$ 108,192 $	215,856 $	(154,378)
Foreign exchange contracts	68,943	46,744	(164,729)
Equity contracts	(295,662)	(99,968)	(29,740)
Commodity contracts	33,384	4,089	(43,106)
Credit contracts	(18,250)	(10,983)	15,612
Total	**$ (103,393) $**	**155,738 $**	**(376,341)**

The net gains (losses) on derivative contracts in the table above are one of a number of activities comprising our business activities and are before consideration of economic hedging transactions, which generally offset the net gains (losses) included above. We substantially mitigate our exposure to market risk on our cash instruments through derivative contracts, which generally provide offsetting revenues, and we manage the risk associated with these contracts in the context of our overall risk management framework.

OTC Derivatives

Remaining contract maturities at November 30, 2024:

OTC Derivative Assets (1) (2) (3)

$ in thousands	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Commodity swaps, options and forwards	$ 4,566 $	— $	28,727 $	— $	33,293
Equity options and forwards	176,159	948	—	(714)	176,393
Total return swaps	196,636	34,197	418	(5,230)	226,021
Foreign currency forwards, swaps and options	92,163	1,773	—	—	93,936
Fixed income forwards	203	—	—	—	203
Interest rate swaps, options and forwards	67,392	175,102	34,250	(45,846)	230,898
Total	**$ 537,119 $**	**212,020 $**	**63,395 $**	**(51,790)**	**760,744**
Cross-product counterparty netting					(49,154)
Total OTC derivative assets included in Financial instruments owned					**$ 711,590**

OTC Derivative Liabilities (1) (2) (3)

$ in thousands	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Cross-Maturity Netting (4)	Total
Commodity swaps, options and forwards	$ 1,376 $	— $	— $	— $	1,376
Equity options and forwards	171,794	177,950	—	(714)	349,030
Credit default swaps	1,408	840	9,106	—	11,354
Total return swaps	150,706	76,092	—	(5,230)	221,568
Foreign currency forwards, swaps and options	53,608	1,073	—	—	54,681
Fixed income forwards	21,997	—	—	—	21,997
Interest rate swaps, options and forwards	49,455	136,335	438,964	(45,846)	578,908
Total	**$ 450,344 $**	**392,290 $**	**448,070 $**	**(51,790)**	**1,238,914**
Cross-product counterparty netting					(49,154)
Total OTC derivative liabilities included in Financial instruments sold, not yet purchased					**$1,189,760**

(1) At November 30, 2024, we held net exchange-traded derivative assets and liabilities and other credit agreements with a fair value of $206.3 million and $46.6 million, respectively, which are not included in these tables.

(2) OTC derivative assets and liabilities in the tables above are gross of collateral pledged. OTC derivative assets and liabilities are recorded net of collateral pledged in our Consolidated Statements of Financial Condition. At November 30, 2024, cash collateral received and pledged was $400.1 million and $526.0 million, respectively.

(3) Derivative fair values include counterparty netting within product category.

(4) Amounts represent the netting of receivable balances with payable balances for the same counterparty within product category across maturity categories.

Counterparty credit quality with respect to the fair value of our OTC derivative assets at November 30, 2024:

Counterparty credit quality (1):	$ in thousands
A- or higher	$ 178,391
BBB- to BBB+	41,136
BB+ or lower	231,253
Unrated	260,810
Total	**$ 711,590**

(1) We utilize internal credit ratings determined by our Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Related Derivative Contracts

External credit ratings of the underlyings or referenced assets for our written credit related derivative contracts:

	November 30, 2024		
	External Credit Rating		
$ in millions	**Investment Grade**	**Non-investment Grade**	**Total Notional**
Credit protection sold:			
Index credit default swaps	$ 395.2 $	553.4 $	948.6

	November 30, 2023		
	External Credit Rating		
$ in millions	**Investment Grade**	**Non-investment Grade**	**Total Notional**
Credit protection sold:			
Index credit default swaps	$ 1,451.5 $	893.9 $	2,345.4

Notes to Consolidated Financial Statements

Contingent Features

Certain of our derivative instruments contain provisions that require our debt to maintain an investment grade credit rating from each of the major credit rating agencies. If our debt were to fall below investment grade, it would be in violation of these provisions and the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on our derivative instruments in liability positions. The following table presents the aggregate fair value of all derivative instruments with such credit-risk-related contingent features that are in a liability position, the collateral amounts we have posted or received in the normal course of business and the potential collateral we would have been required to return and/or post additionally to our counterparties if the credit-risk-related contingent features underlying these agreements were triggered:

$ in millions	November 30, 2024	November 30, 2023
Derivative instrument liabilities with credit-risk-related contingent features	$ 102.3	$ 139.5
Collateral posted	(50.6)	(97.6)
Collateral received	296.1	71.0
Return of and additional collateral required in the event of a credit rating downgrade below investment grade (1)	347.8	112.9

(1) These potential outflows include initial margin received from counterparties at the execution of the derivative contract. The initial margin will be returned if counterparties elect to terminate the contract after a downgrade.

Note 8. Collateralized Transactions

Our repurchase agreements and securities borrowing and lending arrangements are generally recorded at cost in our Consolidated Statements of Financial Condition, which is a reasonable approximation of their fair values due to their short-term nature. We enter into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of our dealer operations. We monitor the fair value of the securities loaned and borrowed on a daily basis as compared to the related payable or receivable, and request additional collateral or return excess collateral, as appropriate. We pledge financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. Our agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included in Financial instruments owned, at fair value and noted parenthetically as Securities pledged in our Consolidated Statements of Financial Condition.

In instances where we receive securities as collateral in connection with securities-for-securities transactions in which we are the lender of securities and are permitted to sell or repledge the securities received as collateral, we report the fair value of the collateral received and the related obligation to return the collateral in our Consolidated Statements of Financial Condition.

$ in millions	November 30, 2024			
	Securities Lending Arrangements	Repurchase Agreements	Obligation to Return Securities Received as Collateral, at Fair Value	Total
Collateral Pledged:				
Corporate equity securities	$ 2,059.8	$ 1,394.2	$ 3.9	$ 3,457.8
Corporate debt securities	416.4	4,522.5	—	4,938.9
Mortgage-backed and asset-backed securities	—	2,384.8	—	2,384.8
U.S. government and federal agency securities	30.9	6,837.1	—	6,868.0
Municipal securities	—	212.1	—	212.1
Sovereign obligations	33.7	1,981.0	181.7	2,196.4
Loans and other receivables	—	757.4	—	757.4
Total	$ 2,540.9	$ 18,088.9	$ 185.6	$ 20,815.4

$ in millions	November 30, 2023			
	Securities Lending Arrangements	Repurchase Agreements	Obligation to Return Securities Received as Collateral, at Fair Value	Total
Collateral Pledged:				
Corporate equity securities	$ 1,221.4	$ 627.0	$ 4.4	$ 1,852.8
Corporate debt securities	576.4	4,297.9	—	4,874.3
Mortgage-backed and asset-backed securities	—	1,950.9	—	1,950.9
U.S. government and federal agency securities	39.2	9,474.2	3.4	9,516.8
Municipal securities	—	141.1	—	141.1
Sovereign obligations	3.5	2,511.6	1.0	2,516.1
Loans and other receivables	—	838.5	—	838.5
Total	$ 1,840.5	$ 19,841.2	$ 8.8	$ 21,690.5

$ in millions	November 30, 2024				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 1,617.8	$ 154.3	$ 250.4	$ 518.4	$ 2,540.9
Repurchase agreements	2,258.1	7,055.1	4,182.8	4,592.9	18,088.9
Obligation to return securities received as collateral, at fair value	185.6	—	—	—	185.6
Total	$ 4,061.5	$ 7,209.4	$ 4,433.2	$ 5,111.2	$ 20,815.4

$ in millions	November 30, 2023				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 1,068.6	$ —	$ 244.2	$ 527.7	$ 1,840.5
Repurchase agreements	10,548.3	2,442.4	1,939.9	4,910.6	19,841.2
Obligation to return securities received as collateral, at fair value	8.8	—	—	—	8.8
Total	$ 11,625.7	$ 2,442.4	$ 2,184.1	$ 5,438.3	$ 21,690.5

Notes to Consolidated Financial Statements

We receive securities as collateral under resale agreements, securities borrowing transactions, customer margin loans, and in connection with securities-for-securities transactions in which we are the lender of securities. We also receive securities as initial margin on certain derivative transactions. In many instances, we are permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into securities lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2024 and 2023, the approximate fair value of securities received as collateral by us that may be sold or repledged was $37.63 billion and $33.99 billion, respectively. At November 30, 2024 and 2023, a substantial portion of the securities received by us had been sold or repledged.

Securities Financing Agreements

To manage our exposure to credit risk associated with securities financing transactions, we may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions).

The following tables provide information regarding repurchase agreements, securities borrowing and lending arrangements and securities received as collateral, at fair value, and obligation to return securities received as collateral, at fair value, that are recognized in our Consolidated Statements of Financial Condition and (1) the extent to which, under enforceable master netting arrangements, such balances are presented net in our Consolidated Statements of Financial Condition as appropriate under U.S.GAAP and (2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on our financial position.

$ in millions	November 30, 2024					
	Gross Amounts	Netting in Consolidated Statements of Financial Condition	Net Amounts in Consolidated Statements of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (3)
Assets:						
Securities borrowing arrangements	$ 7,213.4	$ —	$ 7,213.4	$ (325.4)	$ (1,537.3)	$ 5,350.7
Reverse repurchase agreements	11,930.7	(5,751.0)	6,179.7	(1,475.9)	(4,574.0)	129.8
Securities received as collateral, at fair value	185.6	—	185.6	—	(185.6)	—
Liabilities:						
Securities lending arrangements	$ 2,540.9	$ —	$ 2,540.9	$ (325.4)	$ (2,091.4)	$ 124.1
Repurchase agreements	18,088.9	(5,751.0)	12,337.9	(1,475.9)	(10,274.6)	587.4
Obligation to return securities received as collateral, at fair value	185.6	—	185.6	—	(185.6)	—

$ in millions	November 30, 2023					
	Gross Amounts	Netting in Consolidated Statements of Financial Condition	Net Amounts in Consolidated Statements of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (4)
Assets:						
Securities borrowing arrangements	$ 7,192.1	$ —	$ 7,192.1	$ (327.7)	$ (1,642.9)	$ 5,221.4
Reverse repurchase agreements	14,871.1	(8,920.6)	5,950.5	(1,304.0)	(4,582.6)	63.9
Securities received as collateral, at fair value	8.8	—	8.8	—	(8.8)	—
Liabilities:						
Securities lending arrangements	$ 1,840.5	$ —	$ 1,840.5	$ (327.7)	$ (1,396.1)	$ 116.7
Repurchase agreements	19,841.2	(8,920.6)	10,920.6	(1,304.0)	(9,035.4)	581.2
Obligation to return securities received as collateral, at fair value	8.8	—	8.8	—	(8.8)	—

(1) Under master netting agreements with our counterparties, we have the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by a counterparty in the event of a counterparty's default, but which are not netted in our Consolidated Statements of Financial Condition because other netting provisions of U.S. GAAP are not met.

(2) Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3) Includes $5.31 billion of securities borrowing arrangements, for which we have received securities collateral of $5.19 billion, and $645.0 million of repurchase agreements, for which we have pledged securities collateral of $656.9 million, which are subject to master netting agreements, but we have not determined the agreements to be legally enforceable.

(4) Includes $5.17 billion of securities borrowing arrangements, for which we have received securities collateral of $5.04 billion, and $505.0 million of repurchase agreements, for which we have pledged securities collateral of $520.4 million, which are subject to master netting agreements, but we have not determined the agreements to be legally enforceable.

Notes to Consolidated Financial Statements

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited with Clearing and Depository Organizations

Cash and securities segregated in accordance with regulatory regulations and deposited with clearing and depository organizations primarily consist of deposits in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, which subjects Jefferies LLC as a broker-dealer carrying customer accounts to requirements related to maintaining cash or qualified securities in segregated special reserve bank accounts for the exclusive benefit of its customers.

	November 30,	
$ in thousands	2024	2023
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	$ 1,132,612	$ 1,414,593

Note 9. Securitization Activities

We engage in securitization activities related to corporate loans, mortgage loans, consumer loans and mortgage-backed and other asset-backed securities. In our securitization transactions, we transfer these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A portion of our securitization transactions are the securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of VIEs; however, we generally do not consolidate the SPEs as we are not considered the primary beneficiary for these SPEs. Refer to Note 10, Variable Interest Entities for further discussion on VIEs and our determination of the primary beneficiary.

We account for our securitization transactions as sales, provided we have relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in Principal transactions revenues prior to the identification and isolation for securitization. Subsequently, revenues recognized upon securitization are reflected as net underwriting revenues. We generally receive cash proceeds in connection with the transfer of assets to an SPE. We may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage-backed and other-asset backed securities or CLOs). These securities are included in Financial instruments owned, at fair value and are generally initially categorized as Level 2 within the fair value hierarchy.

Securitizations that were accounted for as sales in which we had continuing involvement:

	Year Ended November 30,		
$ in millions	2024	2023	2022
Transferred assets	$ 5,230.7	$ 8,664.5	$ 6,351.2
Proceeds on new securitizations	5,230.7	8,639.6	6,402.6
Cash flows received on retained interests	33.4	22.8	31.7

We have no explicit or implicit arrangements to provide additional financial support to these SPEs, have no liabilities related to these SPEs and do not have any outstanding derivative contracts executed in connection with these securitization activities at November 30, 2024 and 2023.

Our retained interests in SPEs where we transferred assets and have continuing involvement and received sale accounting treatment:

	November 30,			
	2024		2023	
Securitization Type	Total Assets	Retained Interests	Total Assets	Retained Interests
U.S. government agency RMBS	$ 3,956.8	$ 105.7	$ 5,595.1	$ 417.3
U.S. government agency CMBS	1,817.1	91.8	3,014.3	197.3
CLOs	9,001.9	37.2	6,323.8	23.3
Consumer and other loans	1,424.4	52.1	1,877.8	68.1

Total assets represent the unpaid principal amount of assets in the SPEs in which we have continuing involvement and are presented solely to provide information regarding the size of the transactions and the size of the underlying assets supporting our retained interests and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. Our risk of loss is limited to this fair value amount which is included in total Financial instruments owned in our Consolidated Statements of Financial Condition.

Although not obligated, in connection with secondary market-making activities we may make a market in the securities issued by these SPEs. In these market-making transactions, we buy these securities from and sell these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs. To the extent we purchased securities through these market-making activities, and we are not deemed to be the primary beneficiary of the VIE, these securities are included in agency and non-agency mortgage-backed and asset-backed securitizations in the nonconsolidated VIEs section presented in Note 10, Variable Interest Entities.

Note 10. Variable Interest Entities

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

Our variable interests in VIEs include debt and equity interests, commitments, guarantees and certain fees. Our involvement with VIEs arises primarily from:

- Purchases of securities in connection with our trading and secondary market making activities;
- Retained interests held as a result of securitization activities;
- Acting as placement agent and/or underwriter in connection with client-sponsored securitizations;
- Financing of agency and non-agency mortgage-backed and other asset-backed securities;
- Acting as servicer for a fee to automobile loan financing vehicles;
- Warehouse funding arrangements for client-sponsored consumer and mortgage loan vehicles and CLOs through

participation agreements, forward sale agreements, reverse repurchase agreements, and revolving loan and note commitments; and

- Loans to, investments in and fees from various investment vehicles.

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE's most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where we have determined that the power over the VIE's significant activities is shared, we assess whether we are the party with the power over the most significant activities. If we are the party with the power over the most significant activities, we meet the "power" criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that decisions require consent of each sharing party, we do not meet the "power" criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests.

Consolidated VIEs:

$ in millions	November 30, 2024 (1) Secured Funding Vehicles	Other
Cash	$ —	$ 1.6
Financial instruments owned	—	40.0
Securities purchased under agreements to resell (2)	2,829.7	—
Receivables from brokers (3)	—	23.5
Other receivables	—	3.0
Other assets (4)	—	90.3
Total assets	**$ 2,829.7**	**$ 158.4**
Financial instruments sold, not yet purchased	$ —	$ 7.6
Other secured financings (5)	2,823.0	26.1
Other liabilities (6)	6.7	23.1
Long-term debt	—	70.1
Total liabilities	**$ 2,829.7**	**$ 126.9**

$ in millions	November 30, 2023 (1) Secured Funding Vehicles	Other
Cash	$ —	$ 1.1
Financial instruments owned	—	7.8
Securities purchased under agreements to resell (2)	1,677.7	—
Receivables from brokers (3)	—	18.0
Assets held for sale (7)	815.6	578.8
Other assets (4)	—	147.9
Total assets	**$ 2,493.3**	**$ 753.6**
Financial instruments sold, not yet purchased	$ —	$ 6.4
Other secured financings (5)	1,667.3	—
Liabilities held for sale (7)	769.2	303.4
Other liabilities (6)	10.5	249.7
Long-term debt	—	49.6
Total liabilities	**$ 2,447.0**	**$ 609.1**

(1) Assets and liabilities are presented prior to consolidation and thus a portion of these assets and liabilities are eliminated in consolidation.

(2) Securities purchased under agreements to resell primarily represent amounts due under collateralized transactions from related consolidated entities, which are all eliminated in consolidation.

(3) $1.5 million and $1.4 million of receivables from brokers at November 30, 2024 and 2023, respectively, are with related consolidated entities, which are eliminated in consolidation.

(4) $3.4 million and $56.1 million of the other assets at November 30, 2024 and 2023, respectively, represent intercompany receivables with related consolidated entities, which are eliminated in consolidation.

(5) $719.0 million and $681.0 million of the other secured financings at November 30, 2024 and 2023, respectively, are with related consolidated entities and are eliminated in consolidation.

(6) $22.0 million and $247.9 million of the other liabilities amounts at November 30, 2024 and 2023, respectively, are with related consolidated entities, which are eliminated in consolidation.

(7) At November 30, 2023, Assets held for sale and Liabilities held for sale in our Consolidated Statements of Financial Condition relate to the net operating assets of the wholesale operations of OpNet and Foursight's automobile financing vehicles. Both entities were considered to be VIEs. $31.9 million of Assets held for sale and $5.3 million Liabilities held for sale were with related consolidated entities and were eliminated in consolidation. Refer to Note 5, Assets Held for Sale and Discontinued Operations for further information.

Secured Funding Vehicles. We are the primary beneficiary of asset-backed financing vehicles to which we sell agency and non-agency residential and commercial mortgage loans, and asset-backed securities pursuant to the terms of a master repurchase agreement. Our variable interests in these vehicles consist of our collateral margin maintenance obligations under the master repurchase agreement, which we manage, and retained interests in securities issued. The assets of these VIEs consist of reverse repurchase agreements, which are available for the benefit of the vehicle's debt holders. In addition, we also from time to time securitize other financial instruments and own variable interests in the securitization vehicles to the extent that we consolidate such vehicles.

Prior to the sale of Foursight in April 2024, we were the primary beneficiary of automobile loan financing vehicles to which we transferred automobile loans, acted as servicer of the automobile loans for a fee and retained equity interests in the vehicles. The assets of these VIEs primarily consisted of automobile loans, which were accounted for as loans held for investment at amortized cost included within Other assets. The liabilities of these VIEs consisted of notes issued by the VIEs, which were accounted for at amortized cost and included within Other secured financings and did not have recourse to our general credit. The automobile loans were pledged as collateral for the related notes and available only for the benefit of the note holders.

Other. We are the primary beneficiary of certain investment vehicles that we manage for external investors and certain investment vehicles set up for the benefit of our employees as well as investment vehicles managed by third parties where we have a controlling financial interest. The assets of these VIEs consist primarily of equity securities and broker receivables. Our variable interests in these vehicles consist of equity securities, management and performance fees and revenue share. The creditors of these VIEs do not have recourse to our general credit and each such VIE's assets are not available to satisfy any other debt.

We are the primary beneficiary of a real estate syndication entity that develops multi-family residential property and manages the property. The assets of the VIE consist primarily of real estate and its liabilities primarily consist of accrued expenses and long-term debt secured by the real estate property. Our variable interest in the VIE primarily consists of our limited liability company interest, a sponsor promote and development and asset management fees for managing the project.

We are the primary beneficiary of special purpose vehicles that hold risk retention notes issued as part of unsecured loan asset-backed transactions. Our variable interest in the VIEs primarily consists of our ownership of certificates issued by the VIEs.

During the fourth quarter of 2023, we became the primary beneficiary of OpNet's wholesale wireless broadband business, which was classified as held for sale during the fourth quarter of 2023 and subsequently sold during the third quarter of 2024. Refer to Note 4, Business Acquisitions and Note 5, Assets Held for Sale and Discontinued Operations for further information.

Nonconsolidated VIEs

| $ in millions | November 30, 2024 | | | |
| | Carrying Amount | | Maximum Exposure to Loss | VIE Assets |
	Assets	Liabilities		
CLOs	$ 951.8	$ 26.5	$ 6,511.1	$ 14,872.4
Asset-backed vehicles	827.4	—	946.3	4,266.7
Related party private equity vehicles	3.7	—	14.0	34.4
Other investment vehicles	1,107.8	—	1,365.8	19,064.1
Total	$ 2,890.7	$ 26.5	$ 8,837.2	$ 38,237.6

| $ in millions | November 30, 2023 | | | |
| | Carrying Amount | | Maximum Exposure to Loss | VIE Assets |
	Assets	Liabilities		
CLOs	$ 913.3	$ 14.1	$ 4,414.0	$ 9,455.5
Asset-backed vehicles	661.7	—	661.7	3,734.8
Related party private equity vehicles	3.1	—	14.2	10.3
Other investment vehicles	1,071.2	—	1,233.7	15,059.2
Total	$ 2,649.3	$ 14.1	$ 6,323.6	$ 28,259.8

Our maximum exposure to loss often differs from the carrying value of the variable interests. The maximum exposure to loss is dependent on the nature of our variable interests in the VIEs and is limited to the notional amounts of certain loan and equity commitments and guarantees. Our maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with our variable interests and is not reduced by the amount of collateral held as part of a transaction with a VIE.

Collateralized Loan Obligations. Assets collateralizing the CLOs include bank loans, participation interests, sub-investment grade and senior secured U.S. loans, and senior secured Euro denominated corporate leveraged loans and bonds. We underwrite securities issued in CLO transactions on behalf of sponsors and provide advisory services to the sponsors. We may also sell corporate loans to the CLOs. Our variable interests in connection with CLOs where we have been involved in providing underwriting and/or advisory services consist of the following:

- Forward sale agreements whereby we commit to sell, at a fixed price, corporate loans and ownership interests in an entity holding such corporate loans to CLOs;

- Warehouse funding arrangements in the form of:

  ◦ Participation interests in corporate loans held by CLOs and commitments to fund such participation interests;

  ◦ Reverse repurchase agreements with collateral margin maintenance obligations and commitments to fund such reverse repurchase agreements; and

  ◦ Senior and subordinated notes issued in connection with CLO warehousing activities.

- Trading positions in securities issued in CLO transactions; and

- Investments in variable funding notes issued by CLOs.

Notes to Consolidated Financial Statements

Asset-Backed Vehicles. We provide financing and lending related services to certain client-sponsored VIEs in the form of revolving funding note agreements, revolving credit facilities, forward purchase agreements and reverse repurchase agreements. We also may transfer originated corporate loans to certain VIEs and hold subordinated interests issued by the vehicle. The underlying assets, which are collateralizing the vehicles, are primarily composed of unsecured consumer loans, mortgage loans and corporate loans. In addition, we may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. We do not control the activities of these entities.

Related Party Private Equity Vehicles. We have committed to invest in private equity funds, (the "JCP Funds", including JCP Fund V (refer to Note 11, Investments for further information)) managed by Jefferies Capital Partners, LLC (the "JCP Manager"). Additionally, we have committed to invest in the general partners of the JCP Funds (the "JCP General Partners") and the JCP Manager. Our variable interests in the JCP Funds, JCP General Partners and JCP Manager (collectively, the "JCP Entities") consist of equity interests that, in total, provide us with limited and general partner investment returns of the JCP Funds, a portion of the carried interest earned by the JCP General Partners and a portion of the management fees earned by the JCP Manager. At November 30, 2024 and 2023, our total equity commitment in the JCP Entities was $133.0 million, of which $123.2 million and $122.6 million had been funded, respectively. The carrying value of our equity investments in the JCP Entities was $3.2 million and $3.1 million at November 30, 2024 and 2023, respectively. Our exposure to loss is limited to the total of our carrying value and unfunded equity commitment. The assets of the JCP Entities primarily consist of private equity and equity related investments. We have also committed to invest $1.0 million, of which $0.5 million was funded, in a private equity fund managed by us for the benefit of our employees. The carrying value of our equity was $0.5 million.

Other Investment Vehicles. At November 30, 2024 and 2023, we had equity commitments to invest $1.43 billion and $1.26 billion, respectively, in various other investment vehicles, of which $1.17 billion and $1.10 billion was funded, respectively. The carrying value of our equity investments was $1.11 billion and $1.07 billion at November 30, 2024 and 2023, respectively. Our exposure to loss is limited to the total of our carrying value and unfunded equity commitment. These investment vehicles have assets primarily consisting of private and public equity investments, debt instruments, trade and insurance claims and various oil and gas assets.

Mortgage-Backed and Other Asset-Backed Secured Funding Vehicles. In connection with our secondary trading and market-making activities, we buy and sell agency and non-agency mortgage-backed securities and other asset-backed securities, which are issued by third-party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, CDOs and CLOs and other consumer loans, such as installment receivables, automobile loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned. We have no other involvement with the related SPEs and therefore do not consolidate these entities.

We also engage in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (Fannie Mae, Federal Home Loan Mortgage Corporation ("Freddie Mac") or Ginnie Mae) or non-agency-sponsored SPEs and may purchase loans or mortgage-backed securities from third-parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and automobile loans. We do not consolidate agency-sponsored securitizations as we do not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, we are not the servicer of non-agency-sponsored securitizations and therefore do not have power to direct the most significant activities of the SPEs and accordingly, do not consolidate these entities. We may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

At November 30, 2024 and November 30, 2023, we held $1.84 billion and $1.89 billion of agency mortgage-backed securities, respectively, and $201.1 million and $261.2 million of non-agency mortgage-backed and other asset-backed securities, respectively, as a result of our secondary trading and market-making activities, and underwriting, placement and structuring activities. Our maximum exposure to loss on these securities is limited to the carrying value of our investments in these securities. These mortgage-backed and other asset-backed secured funding vehicles discussed are not included in the above table containing information about our variable interests in nonconsolidated VIEs.

Note 11. Investments

Investments for which we exercise significant influence over the investee are accounted for under the equity method of accounting with our shares of the investees' earnings recognized in Other revenues. Equity method investments, including any loans to the investees, are reported within Investments in and loans to related parties.

$ in millions	November 30,	
	2024	**2023**
Total Investments in and loans to related parties... $	1,385.7 $	1,239.3

$ in millions	Year Ended November 30,		
	2024	**2023**	**2022**
Total equity method pickup earnings (losses) recognized in Other revenues $	86.5 $	(192.2) $	(36.3)

The following presents summarized financial information about our significant equity method investees. For certain investees, we receive financial information on a lag and the summarized information provided for these investees is based on the latest financial information available as of November 30, 2024, 2023 and 2022, respectively.

Jefferies Finance

Jefferies Finance, our 50/50 joint venture with Massachusetts Mutual Life Insurance Company ("MassMutual") structures, underwrites and syndicates primarily senior secured loans to corporate borrowers; and manages proprietary and third-party investments in both broadly syndicated and direct lending loans. In connection with its Leveraged Finance business, loans are originated primarily through our investment banking efforts and Jefferies Finance typically syndicates to third-party investors substantially all of its arranged volume through us. The Asset Management business is a multi-strategy private credit platform that manages proprietary and third-party capital across commingled funds, funds-of-one, separately managed accounts, business development companies, CLOs and levered balance sheet funds. Broadly syndicated loan investments are sourced through transactions arranged by Jefferies Finance and third-party arrangers and managed through its subsidiary, Apex Credit Partners LLC. Direct lending investments are primarily sourced through us. Jefferies Finance and its subsidiaries that are involved in investment management are registered investment advisers with the SEC.

At November 30, 2024, we and MassMutual each had equity commitments to Jefferies Finance of $750.0 million, for a combined total commitment of $1.5 billion. The equity commitment is reduced quarterly based on our share of any undistributed earnings from Jefferies Finance and the commitment is increased only to the extent the share of such earnings are distributed. At November 30, 2024, our remaining commitment to Jefferies Finance was $15.4 million. The investment commitment is scheduled to expire on March 1, 2025 with automatic one year extensions absent a 60 days termination notice by either party.

Jefferies Finance has executed a Secured Revolving Credit Facility with us and MassMutual, to be funded equally, to support loan underwritings by Jefferies Finance, which bears interest based on the interest rates of the related Jefferies Finance underwritten loans and is secured by the underlying loans funded by the proceeds of the facility. The total Secured Revolving Credit Facility is a committed amount of $500.0 million at November 30, 2024. Advances are shared equally between us and MassMutual. The facility is scheduled to mature on March 1, 2025 with automatic one year extensions absent a 60 days termination notice by either party. At November 30, 2024, we had funded $0.0 million of our $250.0 million commitment.

Activity related to the facility:

$ in millions	Year Ended November 30,		
	2024	2023	2022
Interest income	$ —	$ —	$ 0.4
Unfunded commitment fees	1.2	1.2	1.2

Selected financial information for Jefferies Finance:

$ in millions	November 30,	
	2024	2023
Total assets	$ 5,762.6	$ 5,598.2
Total liabilities	4,415.6	4,352.0

$ in millions	November 30,	
	2024	2023
Our total equity balance	$ 666.3	$ 630.1

$ in millions	Year Ended November 30,		
	2024	2023	2022
Net earnings (losses)	$ 73.0	$ (12.5)	$ (129.4)

Activity related to our other transactions with Jefferies Finance:

$ in millions	Year Ended November 30,		
	2024	2023	2022
Origination and syndication fee revenues (1)	$ 252.3	$ 133.7	$ 194.7
Origination fee expenses (1)	60.7	28.6	39.7
CLO placement and structuring fee revenues (2)	1.1	2.1	4.6
Investment fund placement fee revenues (3)	3.6	3.7	—
Underwriting fees (4)	2.7	—	—
Service fees (5)	100.7	100.1	94.7

(1) We engage in the origination and syndication of loans underwritten by Jefferies Finance. In connection with such services, we earned fees, which are recognized in Investment banking revenues. In addition, we paid fees to Jefferies Finance in respect of certain loans originated by Jefferies Finance, which are recognized as Business development expenses.

(2) We act as a placement and/or structuring agent for CLOs managed by Jefferies Finance, for which we recognized fees and are included in Investment banking revenues.

(3) We act as a placement agent for investment funds managed by Jefferies Finance, for which we recognized fees, and are included in Commissions and other fees.

(4) We acted as underwriter in connection with term loans issued by Jefferies Finance. The fees are included in Investment banking revenues. In addition, at November 30, 2024, we held $16.0 million of a syndicated Jefferies Finance term loan pending settlement of committed sales.

(5) Under a service agreement, we charge Jefferies Finance for various administrative services provided.

In connection with non-U.S. dollar loans originated by Jefferies Finance to borrowers who are investment banking clients of ours, we have entered into an agreement to indemnify Jefferies Finance with respect to any foreign currency exposure.

Receivables from Jefferies Finance, included in Other assets, were $1.9 million and $3.5 million at November 30, 2024 and 2023, respectively. At November 30, 2024 and 2023, payables to Jefferies Finance related to cash deposited with us and included in Payables to customers, were $13.7 million and $2.6 million, respectively.

Berkadia

Berkadia is a commercial real estate finance and investment sales joint venture that was formed by us and Berkshire Hathaway Inc. We are entitled to receive 45.0% of the profits of Berkadia. Berkadia originates commercial and multifamily real estate loans that are sold to U.S. government agencies or other investors with Berkadia retaining the servicing rights. Berkadia also provides advisory services in connection with sales of multifamily assets. Berkadia is a servicer of commercial real estate loans in the U.S., performing primary, master and special servicing functions for U.S. government agency programs and financial services companies.

Commercial paper issued by Berkadia is supported by a $1.50 billion surety policy issued by a Berkshire Hathaway insurance subsidiary and corporate guaranty, and we have agreed to reimburse Berkshire Hathaway for one-half of any losses incurred thereunder. At November 30, 2024, the aggregate amount of commercial paper outstanding was $1.47 billion.

Selected financial information for Berkadia:

$ in millions	November 30,	
	2024	2023
Total assets	$ 4,963.2 $	5,318.2
Total liabilities	3,515.6	3,816.1
Total noncontrolling interest	502.1	612.8

$ in millions	November 30,	
	2024	2023
Our total equity balance	$ 427.7 $	400.9

$ in millions	Year Ended November 30,		
	2024	2023	2022
Gross revenues	$ 1,210.0 $	1,120.2 $	1,361.2
Net earnings	186.0	120.4	276.5
Our share of net earnings	85.3	52.5	124.4

$ in millions	Year Ended November 30,		
	2024	2023	2022
Distributions we received	$ 58.5 $	58.1 $	69.8

At November 30, 2024 and 2023, we had commitments to purchase $21.8 million and $77.5 million, respectively, of agency CMBS from Berkadia.

Activity related to our other transactions with Berkadia:

$ in millions	Year Ended November 30,		
	2024	2023	2022
Transaction referral fee revenue (1)	$ 0.4 $	— $	—
Loan origination fees paid (2)	0.8	—	—

(1) We refer Berkadia to our clients to act as a transaction servicer and receive fees, which are included in Commissions and other fees.

(2) We pay fees to Berkadia for loan originations and realty sales. Loan origination fees are capitalized as debt issuance costs and amortized over the life of the loan. Realty sales commissions are included in Cost of sales.

Real Estate Investments

Our real estate equity method investments primarily consist of our equity interests in Brooklyn Renaissance Plaza and Hotel and 54 Madison. Brooklyn Renaissance Plaza is composed of a hotel, office building complex and parking garage located in Brooklyn, New York. We have a 25.4% equity interest in the hotel and a 61.3% equity interest in the office building and garage. Although we have a majority interest in the office building and garage, we do not have control, but only have the ability to exercise significant influence on this investment. We are amortizing our basis difference between the estimated fair value and the underlying book value of Brooklyn Renaissance office building and garage over the respective useful lives (weighted average life of 39 years).

We own a 48.1% equity interest in 54 Madison, a fund that most recently owned an interest in one real estate project and the fund is in the process of being liquidated.

Selected financial information for our significant real estate investments:

$ in millions	November 30,	
	2024	2023
Total assets	$ 326.0 $	329.5
Total liabilities	484.7	500.0

$ in millions	November 30,	
	2024	2023
Our total equity balance	$ 97.8 $	90.0

$ in millions	Year Ended November 30,		
	2024	2023	2022
Net earnings	$ 5.1 $	2.2 $	17.7

$ in millions	Year Ended November 30,		
	2024	2023	2022
Distributions we received from Brooklyn Renaissance Hotel	$ 0.4 $	— $	—
Distributions we received from 54 Madison	—	19.4	18.4

JCP Fund V

We have limited partnership interests of 11% and 50% in Jefferies Capital Partners V L.P. and Jefferies SBI USA Fund L.P. (together, "JCP Fund V"), respectively, which are private equity funds managed by a team led by our President and which are in the process of being fully liquidated. The amount of our investments in JCP Fund V included in Financial instruments owned, at fair value was $2.9 million and $2.2 million at November 30, 2024 and 2023, respectively. We account for these investments at fair value based on the NAV of the funds provided by the fund managers (refer to Note 2, Summary of Significant Accounting Policies). The following summarizes the results from these investments which are included in Principal transactions revenues:

$ in millions	Year Ended November 30,		
	2024	2023	2022
Net gains (losses) from our investments in JCP Fund V	$ 0.7 $	(9.0) $	0.1

At both November 30, 2024 and 2023, we were committed to invest equity of up to $85.0 million in JCP Fund V. At both November 30, 2024 and 2023, our unfunded commitment relating to JCP Fund V was $8.7 million. We do not expect any further capital to be called by JCP Fund V.

Selected financial information for 100.0% of JCP Fund V, in which we owned effectively 35.1% of the combined equity interests:

$ in millions	September 30,	
	2024 (1)	2023 (1)
Total assets	$ 8.2 $	6.4
Total liabilities	0.1	0.1
Total partners' capital	8.1	6.3

$ in millions	Twelve Months Ended September 30,		
	2024 (1)	2023 (1)	2022 (1)
Net increase (decrease) in net assets resulting from operations	$ 1.8 $	61.4 $	(4.5)

(1) Financial information for JCP Fund V included in our financial position at November 30, 2024 and 2023 and included in our results of operations for the years ended November 30, 2024, 2023 and 2022 is based on the periods presented.

Asset Management Investments

In July 2024, we invested $25.0 million in the Class A Common Equity Units of Hildene Insurance Holdings, LLC, an investment fund with insurance exposures. The investment is accounted for under the equity method with a carrying amount of $27.5 million at November 30, 2024.

Notes to Consolidated Financial Statements

Selected financial information for 100.0% of Hildene Insurance Holdings, LLC, in which we own effectively 9.26% of the combined equity interests:

$ in millions	September 30, 2024 (1)
Total assets	$ 304.2
Total liabilities	0.2
Total members' equity	304.0

$ in millions	Three Months Ended September 30, 2024 (1)
Net increase (decrease) in members' equity resulting from operations	$ 34.1

(1) Financial information for Hildene Insurance Holdings, LLC included in our financial position at November 30, 2024 and included in our results of operations for the year ended November 30, 2024, is based on the period presented.

We had an equity method investment with a carrying amount of $15.8 million at November 30, 2023, consisting of our shares in Monashee, an investment management company, registered investment advisor and general partner of various investment management funds, which provided us with 50.0% voting rights interest and the rights to distributions of 47.5% of the annual net profits of Monashee's operations if certain thresholds were met. A portion of the carrying amount of the investment in Monashee related to contract and customer relationship intangible assets and goodwill. The intangible assets were amortized over their useful life and the goodwill was not amortized.

During the three months ended February 29, 2024, our shares were converted to preferred shares, which provide us with rights to be paid dividends based on Monashee's performance and management fees, and we recognized a gain of $6.0 million upon the nonmonetary exchange. In addition, we invested $5.2 million in mandatorily redeemable preferred shares issued by Monashee. The investment in the preferred shares is accounted for at cost, less impairment, if any. The investment in the mandatorily redeemable preferred shares is accounted for at fair value.

We also have an investment management agreement whereby Monashee provides asset management services to us for certain separately managed accounts. Our net investment balance in the separately managed accounts was $20.2 million at November 30, 2023.

Activity related to these separately managed accounts:

$ in millions	Year Ended November 30,	
	2023	2022
Investment losses (1)	$ (0.1) $	(3.2)
Management fees (2)	0.8	0.7

(1) Included in Principal transactions revenues.
(2) Included in Floor brokerage and clearing fees.

ApiJect

We own shares which represent a 33.6% economic interest in ApiJect at November 30, 2024, which is accounted for at fair value by electing the fair value option available under U.S. GAAP and is included within corporate equity securities in Financial instruments owned, at fair value. Additionally, we have a right to 1.125% of ApiJect's future revenues.

In December 2023, we purchased a $4.6 million secured convertible promissory note from ApiJect, which matures on December 14, 2025. In April 2024, we purchased a $1.3 million promissory note from ApiJect. These promissory notes are accounted for at fair value in Financial instruments owned and classified within Level 3 of the fair value hierarchy.

We recognized interest income of $0.2 million on the two notes during the year ended 2024. In May 2024, we converted our notes into common shares and also paid $8.8 million for an additional investment in common shares of ApiJect. During the year ended 2024, we recognized a gain of $1.2 million, relating to the conversion of the convertible promissory notes.

At November 30, 2024 and 2023, the total fair value of our total equity investment in common shares of ApiJect was $116.1 million and $100.1 million, respectively, which is classified within Level 3 of the fair value hierarchy. Additionally, we own warrants to purchase up to 950,000 shares of common stock at any time or from time to time on or before April 15, 2032.

We also have a term loan agreement with a principal of ApiJect for $23.3 million, which matures on January 31, 2025. The loan was accounted for at amortized cost and reported within Other assets. The loan had a fair value of $23.3 million and $30.4 million at November 30, 2024 and 2023, respectively, which would be classified as Level 3 in the fair value hierarchy.

SPAC

Prior to May 2024, we owned 73.4% of the publicly traded units of a special purpose acquisition company ("SPAC"), which represented 25.7% of its voting shares. We considered the SPAC a VIE and had significant influence over the SPAC but were not considered to be the primary beneficiary as we did not have control. Our investment was accounted for at fair value pursuant to the fair value option and was included within corporate equity securities in Financial instruments owned. The fair value of the investment was $23.8 million at November 30, 2023 and included within Level 1 of the fair value hierarchy. In May 2024, the company redeemed all of its outstanding units issued in its initial public offering, and our investment in the SPAC was redeemed in cash for approximately $24.3 million.

Stratos

We had a 49.9% voting interest in Stratos and had the ability to significantly influence Stratos through our seats on the board of directors. On September 14, 2023, we acquired the additional 50.1% voting interest in Stratos (refer to Note 4, Business Acquisitions for further information). As a result, the financial statements of Stratos are consolidated into our consolidated financial statements. During 2023, prior to the acquisition, we contributed additional capital of $20.0 million.

Selected financial information for Stratos:

$ in millions	Year Ended November 30,	
	2023 (1)	2022
Net earnings (losses)	$ (36.4) $	39.0

(1) Represents the period prior to the step-acquisition.

Notes to Consolidated Financial Statements

Aircadia

In December 2023, Aircadia Leasing II LLC ("Aircadia"), a wholly owned subsidiary, purchased airplanes and simultaneously entered into a lease with the seller to lease the airplanes for a term of 42 months. The transaction was accounted for as a sale leaseback and the airplanes were recognized within Premises and equipment at $57.7 million. During the year ended November 30, 2024, we recognized $20.7 million of operating lease income.

During 2024, we classified the airplanes related to the sale leaseback transaction as held for sale. The airplanes are included within Assets held for sale on our Consolidated Statements of Financial Condition and have a carrying amount of $51.9 million at November 30, 2024. We are actively pursuing avenues to dispose of the airplanes through a sale process. Effective with the designation of the airplanes as held for sale, we suspended recording depreciation on these assets.

In December 2023, we provided a loan to the seller for $30.0 million, which matures on February 3, 2025. The loan is accounted for at amortized cost and included within Investments in and loans to related parties. We recognized interest income of $3.1 million during the year ended 2024. We also hold preferred shares in the seller, which are accounted for at fair value in Financial instruments owned with a fair value of $37.1 million at both November 30, 2024 and 2023, and are classified within Level 3 of the fair value hierarchy.

In September 2024, we provided a €15.0 million loan, maturing in May 2025, to an individual related to the seller, secured by a privately owned aircraft and guaranteed by the individual. We recognized interest income of $0.4 million during the year ended November 30, 2024.

OpNet

On November 30, 2023, we provided notice of our intent to convert certain classes of our preferred shares into common shares. As a result, we obtained control of OpNet and consolidated its assets and liabilities in our consolidated financial statements as of November 30, 2023. Upon conversion on May 7, 2024, our ownership increased to 57.5% of the common shares and our voting rights increased to 72.6% of the aggregate voting rights of OpNet. From the time we obtained control of OpNet to its sale in August 2024, its wholesale business was considered a VIE and classified as held for sale. We also consolidate Tessellis, a subsidiary of OpNet, which is not considered to be a VIE. Refer to Note 4, Business Acquisitions for further information. Prior to the acquisition and consolidation of OpNet, we accounted for our equity investment in OpNet under the equity method.

We recognized equity method pickup losses of $254.1 million and $59.0 million for the years ended November 30, 2023 and 2022, respectively, in Other revenues.

During the year ended November 30, 2023, we contributed $167.2 million to OpNet through direct subscription, settlement of subscription advances, and conversion of a shareholder loan.

Selected financial information for OpNet:

	Year Ended November 30,	
$ in millions	2023	2022
Net losses	$ (278.3) $	(88.6)

Golden Queen Mining Company LLC

We had a 50.0% ownership interest in Golden Queen, which owns and operates a gold and silver mine project located in California. We sold our interest in Golden Queen in November 2023. During the year ended 2023, we recognized impairment charges of $57.2 million on our investment within Other revenues. We sold our interest in Golden Queen in November 2023 and recognized a gain of $1.7 million.

Selected financial information for Golden Queen:

	Year Ended November 30,	
$ in millions	2023	2022
Net losses	$ (0.3) $	(15.2)

Note 12. Credit Losses on Financial Assets Measured at Amortized Cost

Automobile Loans. On November 20, 2023, we entered into an agreement to sell our automobile loans business, Foursight. As a result, we reclassified all automobile loans to assets held for sale in our Consolidated Statements of Financial Condition at November 30, 2023. Refer to Note 5, Assets Held for Sale and Discontinued Operations for additional details.

Allowance for credit losses related to our automobile loans:

	Year Ended November 30,	
$ in thousands	2023	2022
Beginning balance	$ 79,614 $	67,236
Provision for doubtful accounts	40,723	35,173
Charge-offs, net of recoveries	(41,849)	(22,795)
Reclassified as held for sale (1)	(78,488)	—
Ending balance	$ — $	**79,614**

(1) Refer to Note 5, Assets Held for Sale and Discontinued Operations.

Secured Financing Receivables. In evaluating secured financing receivables (reverse repurchases agreements, securities borrowing arrangements, and margin loans), the underlying collateral maintenance provisions are taken into consideration. The underlying contractual collateral maintenance for significantly all of our secured financing receivables requires that the counterparty continually adjust the collateralization amount, securing the credit exposure on these contracts. Collateralization levels for our secured financing receivables are initially established based upon the counterparty, the type of acceptable collateral that is monitored daily and adjusted to mitigate the potential of any credit losses. Credit losses are not recognized for secured financing receivables where the underlying collateral's fair value is equal to or exceeds the asset's amortized cost basis. In cases where the collateral's fair value does not equal or exceed the amortized cost basis, the allowance for credit losses, if any, is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Broker Receivables. Our receivables from brokers, dealers, and clearing organizations include deposits of cash with exchange clearing organizations to meet margin requirements, amounts due from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions, and receivables arising from unsettled securities or loans transactions. These receivables generally do not give rise to material credit risk and have a remote probability of default either because of their short-term nature or due to the credit protection framework inherent in the design and operations of brokers, dealers and clearing organizations. As

such, generally, no allowance for credit losses is held against these receivables.

Other Financial Assets. For all other financial assets measured at amortized cost, we estimate expected credit losses over the financial assets' life as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. During the year ended November 30, 2024, we recognized bad debt expense of $26.2 million related to receivables associated with our asset management arrangements with Weiss Multi-Strategy Advisers.

Investment Banking Fee Receivables. Our allowance for credit losses on our investment banking fee receivables uses a provisioning matrix based on the shared risk characteristics and historical loss experience for such receivables. In some instances, we may adjust the allowance calculated based on the provision matrix to incorporate a specific allowance based on the unique credit risk profile of a receivable. The provisioning matrix is periodically updated to reflect changes in the underlying portfolio's credit characteristics and most recent historical loss data.

Allowance for credit losses for investment banking receivables:

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Beginning balance	$ 6,306	$ 5,914	$ 4,824
Bad debt expense	6,314	6,568	4,141
Charge-offs	(2,720)	(3,246)	(910)
Recoveries collected	(4,623)	(2,930)	(2,141)
Ending balance (1)	$ 5,277	$ 6,306	$ 5,914

(1) Substantially all of the allowance for doubtful accounts relate to mergers and acquisitions and restructuring fee receivables, which include recoverable expense receivables.

Note 13. Goodwill and Intangible Assets

Goodwill

	Year Ended November 30, 2024		
$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Balance, at beginning of period	$ 1,532,172	$ 315,684	$ 1,847,856
Currency translation and other adjustments	841	(3,107)	(2,266)
Measurement period adjustments (1)	—	(26,230)	(26,230)
Goodwill relating to acquisitions by Tessellis	—	8,578	8,578
Balance, at end of period	$ 1,533,013	$ 294,925	$ 1,827,938

(1) Includes the impact of Tessellis and Go Internet. Refer to Note 4, Business Acquisitions for further information.

	Year Ended November 30, 2023		
$ in thousands	Investment Banking and Capital Markets	Asset Management	Total
Balance, at beginning of period	$ 1,552,944	$ 183,170	$ 1,736,114
Currency translation and other adjustments	3,228	—	3,228
Goodwill acquired during the period (1)	—	132,514	132,514
Goodwill reclassified as held for sale (2)	(24,000)	—	(24,000)
Balance, at end of period	$ 1,532,172	$ 315,684	$ 1,847,856

(1) Refer to Note 4, Business Acquisitions for further discussion.

(2) Refer to Note 5, Assets Held for Sale and Discontinued Operations for further discussion.

Carrying values of goodwill by reporting unit:

	November 30,	
$ in millions	2024	2023
Investment banking	$ 700.7	$ 700.2
Equities and wealth management	255.4	255.3
Fixed income	576.9	576.6
Asset management	143.0	143.0
Other investments	151.9	172.8
Total	$ 1,827.9	$ 1,847.9

Goodwill Impairment Testing

The goodwill impairment test is performed at the level of the reporting unit. A reporting unit is an operating segment or one level below an operating segment. The fair value of each reporting unit is compared with its carrying value, including goodwill and allocated intangible assets. If the fair value is in excess of the carrying value, the goodwill for the reporting unit is considered not to be impaired. If the fair value is less than the carrying value, then an impairment loss is recognized for the amount by which the carrying value of the reporting unit exceeds the reporting unit's fair value.

We test goodwill allocated to our Investment Banking, Equities, Fixed Income and Asset Management reporting units annually on August 1 and test goodwill allocated to other individual investments annually on November 30. Our annual goodwill impairment testing at August 1, 2024 did not indicate any goodwill impairment in any of our Investment Banking, Equities and Fixed Income reporting units, which are part of our Investment Banking and Capital Markets reportable segment and did not indicate any goodwill impairment in our Asset Management reporting unit. The results of our assessment indicated that each of these reporting units had a fair value in excess of their carrying amounts based on current projections.

Estimating the fair value of a reporting unit requires management judgment. Estimated fair values for our reporting units were determined using methodologies that include a market valuation method that incorporated price-to-earnings and price-to-book multiples of comparable public companies and/or projected cash flows. Under the market valuation approach, the key assumptions are the selected multiples and our internally developed projections of future profitability, growth and return on equity for each reporting unit. The weight assigned to the multiples requires judgment in qualitatively and quantitatively evaluating the size, profitability and the nature of the business activities of the reporting units as compared to the comparable publicly-traded companies. In addition, as the fair values determined under the market valuation approach represent a noncontrolling interest, we applied a control premium to arrive at the estimated fair value of each reporting unit on a controlling basis. We engaged an independent valuation specialist to assist us in our valuation process at August 1.

Notes to Consolidated Financial Statements

Intangible Assets

Intangible assets are included in Other assets.

November 30, 2024

$ in thousands	Gross Cost	Assets Acquired (1)	Impairment Losses	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Lives (Years)
Customer relationships	$136,049	$ 26,450	$ —	$ (104,539)	$ 57,960	5.6
Trademarks and trade names	146,032	8,533	—	(45,412)	109,153	21.4
Exchange and clearing organization membership interests and registrations	8,715	—	(10)	—	8,705	N/A
Other	50,930	26,316	—	(26,693)	50,553	3.9
Total	**$341,726**	**$ 61,299**	**$ (10)**	**$ (176,644)**	**$226,371**	

(1)   Includes a $39.3 million measurement period adjustment recorded during the first quarter of 2024 related to the OpNet acquisition. Refer to Note 4, Business Acquisitions for further information.

November 30, 2023

$ in thousands	Gross Cost	Assets Acquired	Impairment Losses	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Lives (Years)
Customer relationships	$126,449	$ 9,801	$ —	$ (93,966)	$ 42,284	6.3
Trademarks and trade names	127,899	18,513	—	(39,340)	107,072	23.5
Exchange and clearing organization membership interests and registrations	7,405	1,390	(78)	—	8,717	N/A
Other	14,958	37,026	—	(13,137)	38,847	5.0
Total	**$276,711**	**$ 66,730**	**$ (78)**	**$ (146,443)**	**$196,920**	

At August 1, 2024, we performed our annual impairment testing of intangible assets with an indefinite useful life consisting of exchange and clearing organization membership interests and registrations. We utilized quantitative assessments of membership interests and registrations that have available quoted sales prices as well as certain other membership interests and registrations that have declined in utilization and qualitative assessments were performed on the remainder of our indefinite-life intangible assets. In applying our quantitative assessments, we recognized immaterial impairment losses on certain exchange membership interests and registrations. With regard to our qualitative assessments of the remaining indefinite life intangible assets, based on our assessments of market conditions, the utilization of the assets and the replacement costs associated with the assets, we have concluded that it is not more likely than not that the intangible assets are impaired.

Amortization Expense

For finite life intangible assets, we recognized aggregate amortization expense of $30.3 million, $9.3 million and $10.9 million for the years ended November 30, 2024, 2023 and 2022, respectively. These expenses are included in Depreciation and amortization.

Estimated future amortization expense (in thousands):

Year ending November 30, 2025	$ 32,143
Year ending November 30, 2026	31,485
Year ending November 30, 2027	28,138
Year ending November 30, 2028	26,541
Year ending November 30, 2029	15,322

Note 14. Revenues from Contracts with Customers

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Revenues from contracts with customers:			
Investment banking	$ 3,302,664	$ 2,169,366	$ 2,807,822
Commissions and other fees	1,085,349	905,665	925,494
Asset management fees	50,700	33,867	23,525
Manufacturing revenues	—	—	412,605
Oil and gas revenues	1,119	26,284	302,135
Real estate revenues	119,050	44,825	223,323
Internet connection and broadband revenues	240,874	—	—
Other contracts with customers	58,269	53,201	47,954
Total revenue from contracts with customers	**4,858,025**	**3,233,208**	**4,742,858**
Other sources of revenue:			
Principal transactions	1,816,963	1,413,283	833,757
Revenues from strategic affiliates	41,802	48,707	56,739
Interest	3,543,497	2,868,674	1,183,638
Other	254,782	(122,473)	332,271
Total revenues	**$ 10,515,069**	**$ 7,441,399**	**$ 7,149,263**

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third-parties.

The following provides detailed information on the recognition of our revenues from contracts with customers:

- *Investment Banking.* We provide our clients with a full range of financial advisory and underwriting services. Revenues from financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities. Advisory fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. A significant portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction or third-party emergence from bankruptcy) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services is generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category in our Consolidated Statements of Earnings and any expenses reimbursed by our clients are recognized as Investment banking revenues.

  Underwriting services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked securities transactions and structuring, underwriting and distributing public and private debt, including investment grade debt, high yield bonds, leveraged loans, municipal bonds and mortgage-backed and asset-backed securities. Underwriting and placement agent revenues are recognized at a point in time on trade-date, as the client obtains the control and benefit of the underwriting offering at that point. Costs associated with underwriting transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis within Underwriting costs as we are acting as a principal in the arrangement. Any expenses reimbursed by our clients are recognized as Investment banking revenues.

- *Commissions and Other Fees.* We earn commission and other fee revenue by executing, settling and clearing transactions for clients primarily in equity, equity-related and futures products and facilitating foreign currency spot transactions. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commission revenues associated with combined trade execution and clearing services, as well as trade execution

services on a standalone basis, are recognized at a point in time on trade-date. Commissions revenues are generally paid on settlement date, and we record a receivable between trade-date and payment on settlement date. We permit institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. We act as an agent in the soft dollar arrangements as the customer controls the use of the soft dollars and directs our payments to third-party service providers on its behalf. Accordingly, amounts allocated to soft dollar arrangements are netted against commission revenues in our Consolidated Statements of Earnings. We also earn investment research fees for the sales of our proprietary investment research when a contract with a client has been identified. The delivery of investment research services represents a distinct performance obligation that is satisfied over time when the performance obligation is to provide ongoing access to a research platform or research analysts, with fees recognized on a straight-line basis over the period in which the performance obligation is satisfied. The performance obligation is satisfied at a point in time when the performance obligation is to provide individual interactions with research analysts or research events, with fees recognized on the interaction date.

We earn account advisory and distribution fees in connection with wealth management services. Account advisory fees are recognized over time using the time-elapsed method as we determined that the customer simultaneously receives and consumes the benefits of investment advisory services as they are provided. Account advisory fees may be paid in advance of a specified service period or in arrears at the end of the specified service period (*e.g.*, quarterly). Account advisory fees paid in advance are initially deferred within Accrued expenses and other liabilities. Distribution fees are variable and recognized when the uncertainties with respect to the amounts are resolved.

- *Asset Management Fees.* We earn management and performance fees in connection with investment advisory services provided to various funds and accounts, which are satisfied over time and measured using a time elapsed measure of progress as the customer receives the benefits of the services evenly throughout the term of the contract. Management and performance fees are considered variable as they are subject to fluctuation (*e.g.*, changes in assets under management, market performance) and/ or are contingent on a future event during the measurement period (*e.g.*, meeting a specified benchmark) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are generally based on month-end assets under management or an agreed upon notional amount and are included in the transaction price at the end of each month when the assets under management or notional amount is known. Performance fees are received when the return on assets under management for a specified performance period exceed certain benchmark returns, "high-water marks" or other performance targets. The performance period related to our performance fees is annual or semi-annual. Accordingly, performance fee revenue will generally be recognized only at the end of the performance period to the extent that the benchmark return has been met.

Notes to Consolidated Financial Statements

- *Manufacturing Revenues.* We earn revenues from the sale of manufactured or remanufactured lumber. Agreements with customers for these sales specify the type, quantity and price of products to be delivered as well as the delivery date and payment terms. The transaction price is fixed at the time of sale and revenue is generally recognized when the customer takes control of the product.

- *Oil and Gas Revenues.* The sales of oil and natural gas are made under contracts negotiated with customers, which typically include variable consideration based on monthly pricing tied to local indices and volumes. Revenue is recorded at the point in time when control of the produced oil and gas transfers to the customer, which is when the performance obligation is satisfied. The amount of production delivered to the customer and the price that will be received for the sale of the product is estimated utilizing production reports, market indices and estimated differential. The variable consideration can be reasonably estimated at the end of the month when the performance obligation is satisfied.

- *Real Estate Revenues.* Revenues from the sales of real estate are recognized at a point in time when the related transaction is complete. The majority of our real estate sales of land, lots and homes transfer the goods and services to the customer at the close of escrow when the title transfers to the buyer and the buyer has the benefit and control of the goods and service. If the performance obligation under the contract with a customer related to a parcel of real estate is not yet complete when title transfers to the buyer, revenue associated with the incomplete performance obligation is deferred until the performance obligation is completed.

- *Internet Connection and Broadband Revenues.* Revenues associated with internet connection and mobile voice services provided to customers are recognized based on the volume of service provided as of a given date and the related service charge. Revenues from the activation of broadband services are recognized on a straight-line basis over a period of 24 months. Amounts received in advance are deferred and recognized into revenue over the 24 month service period.

Disaggregation of Revenue

$ in thousands	Year Ended November 30, 2024		
	Investment Banking and Capital Markets	Asset Management	Total
Major business activity:			
Investment banking - Advisory	$ 1,811,633	$ —	$ 1,811,633
Investment banking - Underwriting	1,491,030	—	1,491,030
Equities (1)	1,074,666	—	1,074,666
Fixed income (1)	8,859	—	8,859
Asset management	—	50,700	50,700
Other investments	—	421,137	421,137
Total	$ 4,386,188	$ 471,837	$ 4,858,025
Primary geographic region:			
Americas	$ 3,196,908	$ 223,057	$ 3,419,965
Europe and the Middle East	812,052	245,299	1,057,351
Asia-Pacific	377,228	3,481	380,709
Total	$ 4,386,188	$ 471,837	$ 4,858,025

(1) Revenues from contracts with customers associated with the equities and fixed income businesses primarily represent commissions and other fee revenue.

$ in thousands	Year Ended November 30, 2023		
	Investment Banking and Capital Markets	Asset Management	Total
Major business activity:			
Investment banking - Advisory	$ 1,198,915	$ —	$ 1,198,915
Investment banking - Underwriting	970,451	—	970,451
Equities (1)	894,602	—	894,602
Fixed income (1)	10,577	—	10,577
Asset management	—	33,867	33,867
Other investments	—	124,796	124,796
Total	$ 3,074,545	$ 158,663	$ 3,233,208
Primary geographic region:			
Americas	$ 2,349,161	$ 153,286	$ 2,502,447
Europe and the Middle East	485,432	2,646	488,078
Asia-Pacific	239,952	2,731	242,683
Total	$ 3,074,545	$ 158,663	$ 3,233,208

(1) Revenues from contracts with customers associated with the equities and fixed income businesses primarily represent commissions and other fee revenue.

$ in thousands	Year Ended November 30, 2022		
	Investment Banking and Capital Markets	Asset Management	Total
Major business activity:			
Investment banking - Advisory	$ 1,778,003	$ —	$ 1,778,003
Investment banking - Underwriting	1,029,819	—	1,029,819
Equities (1)	910,254	—	910,254
Fixed income (1)	15,240	—	15,240
Asset management	—	23,525	23,525
Other investments	—	986,017	986,017
Total	$ 3,733,316	$ 1,009,542	$ 4,742,858
Primary geographic region:			
Americas	$ 2,910,318	$ 1,005,200	$ 3,915,518
Europe and the Middle East	575,012	2,595	577,607
Asia-Pacific	247,986	1,747	249,733
Total	$ 3,733,316	$ 1,009,542	$ 4,742,858

(1) Revenues from contracts with customers associated with the equities and fixed income businesses primarily represent commissions and other fee revenue.

Refer to Note 23, Segment Reporting, for a further discussion on the allocation of revenues to geographic regions.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at November 30, 2024. Investment banking advisory fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price at November 30, 2024.

During the years ended November 30, 2024, 2023 and 2022, we recognized $41.0 million, $38.1 million and $78.9 million, respectively, of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in variable consideration that was constrained in prior periods. In addition, we recognized $32.1 million, $31.5 million and $28.1 million of revenues primarily associated with distribution services during the years ended November 30, 2024, 2023 and 2022, respectively, a portion of which relates to prior periods.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

Our deferred revenue primarily relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at November 30, 2024 and 2023 was $79.1 million and $48.3 million, respectively, which is recorded in Accrued expenses and other liabilities. During the years ended November 30, 2024, 2023 and 2022, we recognized revenues of $34.6 million, $22.7 million and $48.7 million, respectively, that were recorded as deferred revenue at the beginning of the year.

We had receivables related to revenues from contracts with customers of $275.9 million and $248.2 million at November 30, 2024 and 2023, respectively.

Contract Costs

We capitalize costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized.

At November 30, 2024 and 2023, capitalized costs to fulfill a contract were $5.8 million and $5.3 million, respectively, which are recorded in Receivables – Fees, interest and other. For the years ended November 30, 2024, 2023 and 2022, we recognized expenses of $3.6 million, $1.8 million and $1.6 million, respectively, related to costs to fulfill a contract that were capitalized as of the beginning of the year. There were no significant impairment charges recognized in relation to these capitalized costs during the years ended November 30, 2024, 2023 and 2022.

Note 15. Compensation Plans

Equity Compensation Plan

Our amended and restated Equity Compensation Plan (the "ECP") was approved by shareholders on March 28, 2024. The ECP replaced our 2003 Incentive Compensation Plan, as Amended and Restated (the "Incentive Plan") and the 1999 Directors' Stock Compensation Plan, as Amended and Restated July 25, 2013. The ECP is an omnibus plan authorizing a variety of equity award types, as well as cash incentive awards, to be used for employees, non-employee directors and other service providers. At November 30, 2024, 14.6 million shares remain available for new grants under the ECP.

Restricted stock awards are grants of our common shares that generally require service as a condition of vesting. RSUs give a participant the right to receive shares if service or performance conditions are met and may specify an additional deferral period allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting or dividend rights associated with stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the underlying common shares.

Restricted stock and RSUs may be granted to new employees as "sign-on" awards and to existing employees as either "retention" awards or pursuant to regulatory requirements outside the U.S. governing remuneration for certain employees. Restricted stock and RSUs are also granted to certain senior executive officers as incentive awards. Employee awards are generally subject to annual ratable vesting over a multi-year service period and may also contain performance conditions. Restricted stock and RSUs granted to certain senior executives may contain market, performance and/or service conditions. Market conditions are incorporated into the grant-date fair value of senior executive awards using a Monte Carlo valuation model. Compensation expense for awards with market conditions is recognized over the service period and is not reversed if the market conditions are not met. Awards with performance conditions are amortized over the service period if, and to the extent, it is determined to be probable that the performance condition will be achieved. If awards are forfeited due to failure to achieve performance conditions or failure to satisfy service conditions, any previously recognized expense for such awards is reversed.

Senior Executive Compensation

The Compensation Committee of our Board of Directors approved executive compensation for our senior executives for compensation year 2020. For each senior executive, the Compensation Committee targeted long-term compensation of $22.5 million under the 2020 Plan with a target of $16.0 million in long-term equity in the form of RSUs with performance goals measured over the three-year period ending November 30, 2022 and a target of $6.5 million in cash. To receive targeted long-term equity, our senior executives had to achieve Jefferies' total shareholder return ("TSR") of 9% on a multi-year compounded basis; and to receive targeted cash, our senior executives had to achieve 9% in annual Jefferies' Return on Tangible Deployable Equity ("ROTDE"). If TSR and ROTDE were less than 6%, our senior executives would receive no incentive compensation. If TSR was achieved at a level greater than 9%, our senior executives were eligible to receive up to 75% additional equity incentive compensation if Jefferies' TSR exceeded the 50th percentile relative to our peer companies' total shareholder returns. If ROTDE was greater than 9%, our senior executives were eligible to receive up to 75% additional cash incentive compensation on an interpolated basis, up to 12% in ROTDE.

In December 2021, the Board of Directors also granted our senior executives each a special long-term, five-year retention grant, termed the Leadership Continuity Grant, with a grant date fair value of $25.0 million. Our senior executives will gain the benefits of the retention award after an additional three-year holding period following the five-year service period.

The senior executives also hold previously awarded stock options of 2,506,266 stock options, with an exercise price of $23.75, which include rights to "excess dividend equivalents," (each share subject to the option is entitled to two times the amount of any regular quarterly cash dividend paid in the 9.5 years after grant to the extent the per share divided exceeds the quarterly dividend rate in effect at the time of grant with the dividend equivalent amount converted to non-forfeitable share units at the dividend payment date.

In connection with our spin-off of Vitesse Energy, Inc. in January 2023, the options and related dividend equivalent rights were adjusted, resulting in each senior executive holding 2,532,370 Jefferies options exercisable at $22.69 per share and 228,933 Vitesse options exercisable at $8.97 per share, with corresponding adjustments such that Vitesse regular quarterly cash dividends relating to shares underlying the Vitesse options are taken into consideration in the calculation of the excess dividend equivalents. The stock options became or become exercisable in three equal annual tranches beginning December 6, 2021, with a final expiration date of December 5, 2030. At November 30, 2023 and 2022, all options were outstanding. At November 30, 2023, for each senior executive, 1,688,247 Jefferies options and 152,622 Vitesse options were exercisable. At both November 30, 2024 and 2023, 5.1 million of our common shares were designated for the senior executive nonqualified stock options.

Additionally, in connection with our spin-off of Vitesse Energy, Inc. shares, we adjusted certain outstanding equity awards to include like awards for the acquisition of Vitesse common stock ("Vitesse Awards"). Vesting terms, exercise dates and expiration dates of the resulting Vitesse Awards and Vitesse options are the same as those terms of the related Jefferies awards. For those Vitesse Awards that remain subject to performance or service-based vesting requirements, we continue to recognize expense based on the original grant-date fair value and any incremental fair value resulting from modifications of awards. In fiscal 2023, $4.0 million of incremental compensation expense was recognized for these modifications connection with the adjustments relating to the Vitesse spin-off.

In addition, the Compensation Committee has granted RSUs and performance stock units ("PSUs") to each of our senior executives as follows:

	Period Grant			
$ in millions	December 2024	December 2023	December 2022	December 2021
RSUs				
Aggregate grant date fair value	$ 18.0	$ 11.7	$ 13.1	$ 16.4
Vesting period	3-year cliff	3-year cliff	3-year cliff	3-year cliff
PSUs				
Aggregate target fair value	$ 18.0	$ 8.8	$ 13.1	$ 16.4
Service period	3 years	3 years	3 years	3 years
Performance goals performance period	Fiscal 2024 to Fiscal 2026	Fiscal 2023 to Fiscal 2025	Fiscal 2022 to Fiscal 2024	Fiscal 2021 to Fiscal 2023
Performance target (1)	10% ROTE	10% ROTE	10% ROTE	10% ROTE
Performance range (2)	7.5% - 15% ROTE	7.5% - 15% ROTE	7.5% - 15% ROTE	7.5% - 15% ROTE

(1) ROTE is defined as return on tangible equity measured over three years.

(2) Performance below an ROTE of 7.5% results in forfeiture of all PSUs. An ROTE of 15% or greater results in earning 150% of target PSUs and between 7.5% to 15%, the level of earning PSUs is linearly interpolated.

The following reflects activity in restricted stock, inclusive across all plans:

In thousands, except per share amounts	Restricted Stock	Weighted-Average Grant Date Fair Value
Balance at November 30, 2021	**1,584**	**$ 23.78**
Grants	1,457	29.91
Forfeited	—	—
Fulfillment of vesting requirement	(902)	24.03
Balance at November 30, 2022	**2,139**	**27.85**
Grants	444	33.16
Forfeited	—	—
Fulfillment of vesting requirement	(481)	24.09
Balance at November 30, 2023	**2,102**	**29.83**
Grants	467	37.09
Forfeited	—	—
Fulfillment of vesting requirement	(271)	25.65
Balance at November 30, 2024	**2,298**	**$ 31.80**

The following reflects activity in total RSUs, inclusive across all plans:

			Weighted-Average Grant Date Fair Value	
In thousands, except per share amounts	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Balance at November 30, 2021	**48**	**17,193**	**$ 24.07**	**$ 20.64**
Grants	2,299	472	33.75	28.79
Distributions of underlying shares	—	(6,453)	—	14.65
Forfeited	—	—	—	—
Fulfillment of vesting requirement (1)	(39)	1,443	24.67	25.38
Balance at November 30, 2022	**2,308**	**12,655**	**33.70**	**24.55**
Grants	553	732	34.47	29.35
Distributions of underlying shares	—	(5,485)	—	23.35
Forfeited	—	—	—	—
Fulfillment of vesting requirement (1)	(9)	2,685	21.82	26.50
Balance at November 30, 2023	**2,852**	**10,587**	**33.89**	**26.00**
Grants	972	448	38.33	40.06
Distributions of underlying shares	—	(1,849)	—	26.74
Forfeited	—	—	—	—
Fulfillment of vesting requirement (1)	(32)	32	35.21	35.21
Balance at November 30, 2024	**3,792**	**9,218**	**$ 35.02**	**$ 26.57**

(1) Fulfillment of vesting requirement during the years ended November 30, 2024, 2023 and 2022, includes RSUs of 0, 2,438,000, and 1,433,000, respectively, related to senior executive compensation.

Notes to Consolidated Financial Statements

The following reflects activity solely related to the portions of RSUs related to senior executive compensation that contain performance conditions:

In thousands, except per share amounts	Target Number of Shares	Weighted-Average Grant Date Fair Value
Balance at November 30, 2021	**2,867**	**$ 25.43**
Grants	537	35.44
Forfeited	—	—
Fulfillment of vesting requirement	(1,433)	25.43
Balance at November 30, 2022	**1,971**	**28.16**
Grants	1,379	30.15
Forfeited	—	—
Fulfillment of vesting requirement	(2,438)	26.49
Balance at November 30, 2023	**912**	**35.64**
Grants	459	44.93
Forfeited	—	—
Fulfillment of vesting requirement	—	—
Balance at November 30, 2024	**1,371**	**$ 38.75**

During the years ended November 30, 2024, 2023 and 2022, grants are shown with the targeted number of shares. In December 2023, the Compensation Committee of our Board of Directors approved a total of 191,757 RSUs relating to above target performance earned under the PSUs granted in fiscal 2022, which remain subject to service-based vesting through December 2024. In December 2024, based on performance results in the fiscal 2022 to fiscal 2024 performance period and an equitable adjustment to PSUs granted in December 2021, a net of 64,369 Jefferies PSUs and 7,476 Vitesse PSUs were forfeited by senior executives.

Employee Stock Purchase Plan

An Employee Stock Purchase Plan (the "ESPP") has been implemented under both the prior Incentive Plan and the ECP. We consider the ESPP to be noncompensatory effective January 1, 2007. The ESPP allows eligible employees to make payroll contributions that are used to acquire shares of our stock, generally at a discounted price.

Deferred Compensation Plan

A Deferred Compensation Plan (the "DCP"), which permits eligible employees to defer compensation which may be deemed invested in our common shares usually at a discount or directed among other investment vehicles available under the DCP. We often invest directly, as a principal, in investments corresponding to the other investment vehicles, relating to our obligations to perform under the DCP. The compensation deferred by our eligible employees is expensed in the period earned. The change in fair value of our investments in assets corresponding to the specified other investment vehicles are recognized in Principal transactions revenues and changes in the corresponding deferred compensation liability are reflected as Compensation and benefits expense.

Profit Sharing Plan

We have a profit sharing plan, covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Other Compensation Plans

In connection with the HomeFed LLC ("HomeFed") merger in 2019, HomeFed stock options were converted into options to purchase our common shares. During the year ended November 30, 2023, all remaining HomeFed stock options were exercised at a price of $22.20 per common share.

Restricted Cash Awards

We provide compensation to new and existing employees in the form of loans and/or other cash awards which are subject to ratable vesting terms with service requirements. We amortize these awards to compensation expense over the relevant service period, which is generally considered to start at the beginning of the annual compensation year.

Compensation Expense

$ in millions	Year Ended November 30,		
	2024	**2023**	**2022**
Components of compensation cost:			
Restricted cash awards	$ 450.6	$ 324.6	$ 196.6
Restricted stock and RSUs (1)	63.1	45.4	43.9
Profit sharing plan	12.7	11.6	10.5
Total compensation cost	**$ 526.4**	**$ 381.6**	**$ 251.0**

(1) Total compensation cost associated with restricted stock and RSUs include the amortization of sign-on, retention and senior executive awards, less forfeitures and clawbacks. Additionally, we recognize compensation costs related to the discount provided to employees in electing to defer compensation under the DCP. These compensation costs were approximately $0.7 million, $0.5 million and $0.5 million for the years ended November 30, 2024, 2023 and 2022, respectively.

Remaining unamortized amounts related to certain compensation plans at November 30, 2024:

$ in millions	Remaining Unamortized Amounts	Weighted Average Vesting Period (in Years)
Non-vested share-based awards	$ 109.8	3.0
Restricted cash awards	956.4	3.0
Total	**$ 1,066.2**	

In December 2024, $384.5 million of restricted cash awards, which contain a future service requirements and are related to the 2024 performance year were approved and awarded. Absent actual forfeitures or cancellations or accelerations, the annual compensation cost for these awards will be recognized as follows:

$ in millions	Year Ended November 30,				
	2024	**2025**	**2026**	**Thereafter**	**Total**
Restricted cash awards	$ 71.7	$ 77.5	$ 75.9	$ 159.5	$ 384.6

Notes to Consolidated Financial Statements

Note 16. Benefit Plans

U.S. Pension Plans

Pursuant to the agreement to sell one of our former subsidiaries, WilTel Communications Group, LLC ("WilTel"), the responsibility for WilTel's defined benefit pension plan was retained by us. All benefits under this plan were frozen as of October 30, 2005. Jefferies Group LLC Employees' Pension Plan (the "U.S. Pension Plan") is a defined benefit pension plan covering certain employees; benefits under that plan were frozen as of December 31, 2005. We contributed $3.5 million to the WilTel plan during the year ended November 30, 2024. We did not contribute to the U.S. Pension Plan during the year ended November 30, 2024 and we do not anticipate making a contribution to the plan for the year ending November 30, 2025.

Activity with respect to both plans:

	Year Ended November 30,	
$ in thousands	**2024**	**2023**
Change in projected benefit obligation:		
Projected benefit obligation, beginning of year	$ 163,870	$ 172,066
Interest cost	7,986	7,981
Actuarial (gains) losses	3,455	(5,289)
Settlements	—	—
Benefits paid	(12,238)	(10,888)
Projected benefit obligation, end of year	**$ 163,073**	**$ 163,870**
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 141,177	$ 147,272
Actual return on plan assets	18,980	6,094
Employer contributions	3,530	1,000
Benefits paid	(12,238)	(10,888)
Settlements	—	—
Administrative expenses paid	(1,778)	(2,301)
Fair value of plan assets, end of year	**$ 149,671**	**$ 141,177**
Funded status at end of year	**$ (13,402)**	**$ (22,693)**

As of November 30, 2024 and 2023, $28.6 million and $37.0 million, respectively, of the net amount recognized in the Consolidated Statements of Financial Condition was reflected as a charge to Accumulated other comprehensive income (loss) (substantially all of which were cumulative losses) and $13.4 million and $22.7 million, respectively, was reflected as accrued pension cost.

Components of net periodic pension cost and other amounts recognized in other comprehensive income (loss) excluding taxes:

	Year Ended November 30,		
$ in thousands	**2024**	**2023**	**2022**
Interest cost	$ 7,986	$ 7,981	$ 5,805
Expected return on plan assets	(5,796)	(6,411)	(7,311)
Amortization of net losses	291	—	—
Settlement losses	—	370	833
Actuarial losses	193	413	3,348
Net periodic pension cost	**$ 2,674**	**$ 2,353**	**$ 2,675**
Amounts recognized in other comprehensive income (loss):			
Net (gains) losses arising during the period	$ (7,951)	$ (2,670)	$ (211)
Settlement losses	—	—	(833)
Amortization of net losses	(485)	782	(3,348)
Total recognized in other comprehensive income (loss)	**$ (8,436)**	**$ (1,888)**	**$ (4,392)**
Net amount recognized in net periodic benefit cost and other comprehensive income (loss)	**$ (5,762)**	**$ 465**	**$ (1,717)**

Accumulated other comprehensive income (loss) at November 30, 2024 and 2023 have not yet been recognized as components of net periodic pension cost in the Consolidated Statements of Earnings.

Assumptions:

	November 30,	
	2024	**2023**
WilTel Plan		
Discount rate used to determine benefit obligation	5.10 %	5.30 %
Weighted-average assumptions used to determine net pension cost:		
Discount rate	5.30 %	4.90 %
Expected long-term return on plan assets	6.00 %	6.00 %
U.S. Pension Plan		
Discount rate used to determine benefit obligation	4.90 %	5.20 %
Weighted-average assumptions used to determine net pension cost:		
Discount rate	5.20 %	4.80 %
Expected long-term return on plan assets	5.00 %	5.00 %

Notes to Consolidated Financial Statements

Pension benefit payments expected to be paid (in thousands):

Fiscal Year:		
2025	$	25,185
2026		13,357
2027		13,563
2028		13,100
2029		13,339
Years 2030 - 2034		60,892

U.S. Plan Assets

The information below on the plan assets for the WilTel plan and the U.S. Pension Plan is presented separately for the plans as the investments are managed independently.

WilTel Plan Assets

The current investment objectives are designed to close the funding gap while mitigating funded status volatility through a combination of liability hedging and investment returns. As plan funded status improves, the asset allocation will move along a predetermined, de-risking glide path that reallocates capital from growth assets to liability-hedging assets in order to reduce funded status volatility and lock in funded status gains. Plan assets are split into two separate portfolios, each with different asset mixes and objectives. The portfolios are valued at their NAV as a practical expedient for fair value.

• The Growth Portfolio consists of global equities and high yield investments.

• The Liability-Driven Investing ("LDI") Portfolio consists of long duration credit bonds and a suite of long duration, Treasury-based instruments designed to provide capital-efficient interest rate exposure as well as target specific maturities. The objective of the LDI Portfolio is to seek to achieve performance similar to the WilTel plan's liability by seeking to match the interest rate sensitivity and credit sensitivity. The LDI Portfolio is managed to mitigate volatility in funded status deriving from changes in the discounted value of benefit obligations from market movements in the interest rate and credit components of the underlying discount curve.

U.S. Pension Plan Assets

We have an agreement with an external investment manager to invest and manage the plan's assets under a strategy using a combination of two portfolios. The investment manager allocates the plan's assets between a growth portfolio and a liability-driven portfolio according to certain target allocations and tolerance bands that are agreed to by the Administrative Committee of the U.S. Pension Plan. Such target allocations will take into consideration the plan's funded ratio. The manager will also monitor the strategy and, as the plan's funded ratio changes over time, will rebalance the strategy, if necessary, to be within the agreed tolerance bands and target allocations. The portfolios are composed of certain common collective investment trusts that are established and maintained by the investment manager. The common collective trusts are valued at their NAV as a practical expedient for fair value.

Plan Assumptions

To develop the assumption for the expected long-term rate of return on plan assets, we considered the following underlying assumptions: 2.5% current expected inflation, 0.0% to 1.5% real rate of return for long duration risk free investments and an additional 0.5% to 1.0% return premium for corporate credit risk.

For U.S. and international equity, we assume an equity risk premium over risk-free assets equal to 4.3%. We then weighted these assumptions based on invested assets and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of 6.0% and 5.0% expected long-term rate of return assumption for WilTel and U.S. Pension plan, respectively, for 2024.

Other

We have defined contribution pension plans, including 401(k) plans, that cover certain employees. Amounts charged to expense related to such plans were $13.6 million, $12.6 million and $12.7 million for the years ended November 30, 2024, 2023 and 2022, respectively.

Note 17. Leases

We enter into lease and sublease agreements, primarily for office space, across our geographic locations. Information related to operating leases in our Consolidated Statements of Financial Condition:

	November 30,	
$ in thousands	2024	2023
Premises and equipment - ROU assets (1)	$ 553,816	$ 455,468
Weighted average:		
Remaining lease term (in years)	9.6	8.3
Discount rate	5.1 %	3.5 %

(1) At November 30, 2023, we classified certain operating lease assets and liabilities as held for sale and discontinued recording amortization on the related right-of-use assets. Refer to Note 5, Assets Held for Sale and Discontinued Operations for further discussion.

Maturities of our operating lease liabilities, excluding certain operating leases liabilities reclassified as held for sale, and a reconciliation to the Lease liabilities:

	November 30,	
$ in thousands		
Fiscal Year	2024	2023
2024	$ —	$ 97,744
2025	98,220	95,509
2026	107,298	88,535
2027	93,675	81,714
2028	87,802	74,965
2029	40,951	61,653
2030 and thereafter	373,422	126,876
Total undiscounted cash flows	**801,368**	**626,996**
Less: Difference between undiscounted and discounted cash flows	(168,165)	(83,029)
Operating leases amount in our Consolidated Statements of Financial Condition	**633,203**	**543,967**
Finance leases amount in our Consolidated Statements of Financial Condition	2,103	683
Total amount in our Consolidated Statements of Financial Condition	**$ 635,306**	**$ 544,650**

In addition to the table above, at November 30, 2024, we entered into lease agreements that were signed but had not yet commenced. These operating leases will commence in 2025 with lease terms of between five to seven years. Lease payments for these lease agreements will be $1.5 million for the period from lease commencement to the end of the lease term.

Notes to Consolidated Financial Statements

Lease costs:

$ in thousands	Year Ended November 30,		
	2024	2023	2022
Operating lease costs (1)	$ 86,581	$ 81,194	$ 80,959
Variable lease costs (2)	15,208	14,506	12,887
Less: Sublease income	(3,940)	(5,545)	(4,507)
Total lease cost, net	**$ 97,849**	**$ 90,155**	**$ 89,339**

(1) Includes short-term leases, which are not material.

(2) Includes property taxes, insurance costs, common area maintenance, utilities, and other costs that are not fixed. The amount also includes rent increases resulting from inflation indices and periodic market rent reviews.

Consolidated Statements of Cash Flows supplemental information:

$ in thousands	Year Ended November 30,		
	2024	2023	2022
Cash outflows - lease liabilities	$ 92,355	$ 81,831	$ 81,082
Non-cash - ROU assets recorded for new and modified leases	154,903	56,968	87,977

Note 18. Borrowings

Short-Term Borrowings

$ in thousands	November 30,	
	2024	2023
Bank loans	$ 443,160	$ 989,715
Total short-term borrowings (1)	**$ 443,160**	**$ 989,715**

(1) Short-term borrowings, mature in one year or less and are recorded at cost, which is a reasonable approximation of their fair values due to their liquid and short-term nature.

At November 30, 2024 and 2023, the weighted average interest rate on bank loans outstanding is 6.25% and 6.06% per annum, respectively.

Our borrowings include credit facilities that contain certain covenants that, among other things, require us to maintain a specified level of tangible net worth, require a minimum regulatory net capital requirement for our U.S. broker-dealer, Jefferies LLC, and impose certain restrictions on the future indebtedness of certain of our subsidiaries that are borrowers. Interest is based on rates at spreads over the federal funds rate or other adjusted rates, as defined in the various credit agreements, or at a rate as agreed between the bank and us in reference to the bank's cost of funding. At November 30, 2024, we were in compliance with all covenants under these credit facilities.

Notes to Consolidated Financial Statements

Long-Term Debt

$ in thousands	Maturity (Fiscal Years)	November 30, 2024	November 30, 2023
Parent Co. unsecured borrowings			
Fixed rate	2024	$ —	$ 544,222
	2025	519,738	117,180
	2026	818,819	90,315
	2027	587,631	526,660
	2028	1,031,076	1,028,966
	2029	742,427	—
	2030 and Later	4,561,814	2,715,503
Variable rate	2025	—	350,000
	2026	41,230	42,417
	2027	570,432	562,833
	2029	1,311	—
	2030 and Later	850,273	810,761
Structured notes (1)	2024	—	48,002
	2025	157,638	40,868
	2026	114,308	36,178
	2027	97,758	83,306
	2028	77,781	19,768
	2029	316,139	4,206
	2030 and Later	1,587,721	1,476,115
Total Parent Co. unsecured borrowings (2)		**12,076,096**	**8,497,300**
Subsidiaries secured borrowings			
Fixed rate	2024	—	135,202
	2025	160,384	117,814
	2026	42,643	23,313
	2027	13,077	4,412
	2028	35,135	37,305
	2029	104,912	—
Variable rate	2024	—	883,406
	2026	792,400	—
	2027	274,026	—
Total Subsidiaries secured borrowings		**1,422,577**	**1,201,452**
Subsidiaries unsecured borrowings			
Fixed rate	2029	**4,310**	—
	2030 and Later	**1,347**	—
Variable rate	2026	**26,235**	—
Total Subsidiaries unsecured borrowings		**31,892**	**—**
Total long-term debt (3)		$ **13,530,565**	$ **9,698,752**
Fair value		$ **13,734,421**	$ **9,572,842**
Weighted-average interest rate (4)		**5.30 %**	**5.52 %**
Interest rate range (4)		**0.00% - 7.66%**	**0.25% - 8.21%**

(1) Structured notes have various interest rate payment terms and are accounted for at fair value, with changes in fair value resulting from non-credit components recognized in Principal transactions revenues. The structured notes are classified as Level 2 or Level 3 in the fair value hierarchy. All of our long-term debt with exception of certain of the structured notes would be classified as Level 2 in the fair value hierarchy.

(2) Carrying values of certain unsecured borrowings, totaling $2.04 billion and $1.99 billion for November 30, 2024 and November 30, 2023, respectively, include net losses of $50.4 million and net gains of $21.6 million for the year ended November 30, 2024 and 2023, respectively, associated with interest rate swaps based on designation as fair value hedges. Refer to Note 7, Derivative Financial Instruments for further information.

(3) Carrying values include unamortized discounts and premiums, valuation adjustments and debt issuance costs. At November 30, 2024 and 2023 our borrowings under several credit facilities classified within Long-term debt amounted to $775.3 million and $735.2 million, respectively. Interest on these credit facilities is based on an adjusted Secured Overnight Financing Rate ("SOFR") plus a spread or other adjusted rates, as defined in the various credit agreements. Additionally, certain of our borrowings are under agreements containing covenants that, among other things, require us to maintain specified levels of tangible net worth and liquidity amounts, certain credit and rating levels and impose certain restrictions on future indebtedness of and require specified levels of regulated capital and cash reserves for certain of our subsidiaries. At November 30, 2024, we were in compliance with all covenants under theses credit agreements.

(4) Interest rates exclude structured notes and include the effect of the associated derivative instruments used in the hedge accounting relationships.

Notes to Consolidated Financial Statements

During the year ended November 30, 2024, long-term debt increased by $3.83 billion to $13.53 billion at November 30, 2024 primarily due to proceeds of $3.98 billion from the issuances of unsecured senior notes, $487.0 million from net issuances of structured notes, $254.8 million from increased subsidiaries borrowings, and valuation losses on structured notes of $175.7 million. These increases were partially offset by a $350.0 million paydown of a revolving credit facility and repayments of $720.5 million on our unsecured senior notes.

Note 19. Total Equity

Common Stock

At November 30, 2024 and November 30, 2023, we had 565,000,000 authorized shares of voting common stock with a par value of $1.00 per share. At November 30, 2024 and 2023, we had outstanding 205,504,272 common shares and 210,626,642 common shares outstanding, respectively.

The Board of Directors has authorized the repurchase of common stock up to $250.0 million under a share repurchase program. Treasury stock repurchases during 2024 represent repurchases of common stock for net-share withholding under our equity compensation plan.

In February 2023, our mandatorily redeemable convertible preferred shares were converted into 4,654,362 common shares.

Non-Voting Convertible Preferred Shares

On April 27, 2023, we established Series B Non-Voting Convertible Preferred Shares with a par value of $1.00 per share ("Series B Preferred Stock") and designated 70,000 shares as Series B Preferred Stock. The Series B Preferred Stock has a liquidation preference of $17,500 per share and rank senior to our voting common stock upon dissolution, liquidation or winding up of Jefferies Financial Group Inc. Each share of Series B Preferred Stock is automatically convertible into 500 shares of non-voting common stock, subject to certain anti-dilution adjustments, three years after issuance. The Series B Preferred Stock participates in cash dividends and distributions alongside our voting common stock on an as-converted basis.

Additionally, on April 27, 2023, we entered into an Exchange Agreement with Sumitomo Mitsui Banking Corporation ("SMBC"), which entitles SMBC to exchange shares of our voting common stock for shares of the Series B Preferred Stock at a rate of 500 shares of voting common stock for one share of Series B Preferred Stock. The Exchange Agreement is limited to 55,125 shares of Preferred Stock and SMBC will pay $1.50 per share of voting common stock so exchanged. During the year ended November 30, 2023, SMBC exchanged 21.0 million shares of voting common stock for 42,000 shares of Series B Preferred Stock and we received cash of $31.5 million from SMBC in connection with the exchange. As a result of the exchange, our equity attributed to our voting common stock decreased by $21.0 million, our equity attributed to the Series B Preferred Stock increased by $42,000 and additional paid-in capital increased by $52.4 million. On June 20, 2024, SMBC exchanged an additional 6.6 million shares of voting common stock for 13,125 shares of Series B Preferred Stock and we received $9.8 million from SMBC in connection with the exchange. Following this exchange, SMBC increased its ownership to 11.8% of our common stock on an as-converted basis and 10.9% on a fully-diluted, as-converted basis. As a result, the CEO of Sumitomo Mitsui Financial Group, Inc. was elected and now serves on our Board of Directors. On September 19, 2024, SMBC purchased 9.2 million shares of our common stock. At November 30, 2024, SMBC owns approximately 15.8% of our common stock on an as-converted basis and 14.5% on a fully-diluted, as-converted basis. Refer to Note 24, Related Party Transactions for further information regarding transactions with SMBC.

On June 28, 2023, shareholders approved an Amended and Restated Certificate of Incorporation, which authorized the issuance of non-voting common stock with a par value of $1.00 per share (the "Non-Voting Common Shares"). The Non-Voting Common Shares are entitled to share equally, on a per share basis, with the voting common stock, in dividends and distributions. Upon the effectiveness of the Amended and Restated Certificate of Incorporation on June 30, 2023, the number of authorized shares of common stock remains at 600,000,000 shares, comprised of 565,000,000 shares of voting common stock and 35,000,000 shares of Non-Voting Common Shares.

Mandatorily Redeemable Convertible Preferred Shares

Our $125.0 million of callable mandatorily redeemable cumulative convertible preferred shares ("Preferred Shares") were converted during the first quarter of 2023 at a price of $1,000 per preferred share, plus accrued interest, into 4,654,362 common shares for $125.0 million, or $26.82 per common share.

Earnings Per Common Share

Basic and diluted earnings per common share amounts were calculated by dividing net earnings by the weighted-average number of common shares outstanding. The numerators and denominators used to calculate basic and diluted earnings per common share are as follows:

	Year Ended November 30,		
In thousands, except per share amounts	2024	2023	2022
Numerator for earnings per common share from continuing operations:			
Net earnings from continuing operations	$ 712,352	$ 262,388	$ 781,710
Less: Net losses attributable to noncontrolling interests	(24,367)	(15,300)	(3,739)
Mandatorily redeemable convertible preferred share dividends	—	(2,016)	(8,281)
Allocation of earnings to participating securities (1)	(74,110)	(14,729)	(3,015)
Net earnings from continuing operations attributable to common shareholders for basic earnings per share	**$ 662,609**	**$ 260,943**	**$ 774,153**
Adjustment to allocation of earnings to participating securities related to diluted shares (1)	—	—	29
Mandatorily redeemable convertible preferred share dividends	—	—	8,281
Net earnings from continuing operations attributable to common shareholders for diluted earnings per share	**$ 662,609**	**$ 260,943**	**$ 782,463**
Numerator for earnings per common share from discontinued operations:			
Net earnings from discontinued operations (including gain on disposal), net of taxes	3,667	—	—
Less: Net losses attributable to noncontrolling interests	(2,997)	—	—
Net earnings from discontinued operations attributable to common shareholders for basic and diluted earnings per share	**$ 6,664**	**$ —**	**$ —**
Net earnings attributable to common shareholders for basic earnings per share	**$ 669,273**	**$ 260,943**	**$ 774,153**
Net earnings attributable to common shareholders for diluted earnings per share	**$ 669,273**	**$ 260,943**	**$ 782,463**
Denominator for earnings per common share:			
Weighted average common shares outstanding	208,873	222,325	234,258
Weighted average shares of restricted stock outstanding with future service required	(2,334)	(1,920)	(1,330)
Weighted average RSUs outstanding with no future service required	10,540	12,204	14,450
Weighted average basic common shares	**217,079**	**232,609**	**247,378**
Stock options and other share-based awards	3,638	2,085	1,518
Senior executive compensation plan RSU awards	2,933	1,926	2,234
Preferred shares and mandatorily redeemable convertible preferred shares (2)	—	—	4,441
Weighted average diluted common shares (2)	**223,650**	**236,620**	**255,571**
Earnings per common share:			
Basic from continuing operations	$ 3.05	$ 1.12	$ 3.13
Basic from discontinued operations	0.03	—	—
Basic	**$ 3.08**	**$ 1.12**	**$ 3.13**
Diluted from continuing operations	$ 2.96	$ 1.10	$ 3.06
Diluted from discontinued operations	0.03	—	—
Diluted	**$ 2.99**	**$ 1.10**	**$ 3.06**

(1) Represents dividends declared during the period on participating securities plus an allocation of undistributed earnings to participating securities. Net losses are not allocated to participating securities. Participating securities represent certain preferred stock, restricted stock and RSUs for which requisite service has not yet been rendered and amounted to weighted average shares of 24.1 million, 8.9 million and 1.0 million for the years ended November 30, 2024, 2023 and 2022, respectively. Dividends paid on participating securities were $32.0 million, $2.1 million and $1.1 million during the years ended November 30, 2024, 2023 and 2022, respectively. Undistributed earnings are allocated to participating securities based upon their right to share in earnings if all earnings for the period had been distributed.

(2) The two-class method was more dilutive for each period presented.

(3) Certain securities have been excluded as they would be antidilutive. However, these securities could potentially dilute earnings per share in the future. Antidilutive shares at November 30, 2024 and 2023, were 13.2% and 9.5%, respectively, of the weighted average common shares outstanding for the year ended November 30, 2024 and 2023, respectively.

Notes to Consolidated Financial Statements

Dividends

Year Ended November 30, 2024

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 8, 2024	February 16, 2024	February 27, 2024	$0.30
March 27, 2024	May 20, 2024	May 30, 2024	$0.30
June 26, 2024	August 19, 2024	August 30, 2024	$0.35
September 25, 2024	November 18, 2024	November 27, 2024	$0.35

Year Ended November 30, 2023

Declaration Date	Record Date	Payment Date	Per Common Share Amount
January 9, 2023	February 13, 2023	February 24, 2023	$0.30
March 28, 2023	May 15, 2023	May 26, 2023	$0.30
June 27, 2023	August 14, 2023	August 25, 2023	$0.30
September 27, 2023	November 13, 2023	November 28, 2023	$0.30

On January 8, 2025, the Board of Directors increased our quarterly dividends from $0.35 to $0.40 per common share to be paid on February 27, 2025 to common shareholders of record at February 14, 2025.

We paid cash dividends on our Series B Preferred Stock of $31.9 million and $12.6 million for the year ended November 30, 2024 and 2023, respectively. The payment of dividends is subject to the discretion of our Board of Directors and depends upon general business conditions and other factors that our Board of Directors may deem to be relevant.

Accumulated Other Comprehensive Income (Loss)

Activity in accumulated other comprehensive income (loss) is reflected in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Changes in Equity but not in the Consolidated Statements of Earnings. A summary of accumulated other comprehensive income (loss), net of taxes is as follows:

	November 30,		
$ in thousands	2024	2023	2022
Net unrealized gains (losses) on available-for-sale securities	$ (2,406) $	(4,595) $	(5,892)
Net currency translation adjustments and other	(173,841)	(162,541)	(220,071)
Net unrealized losses related to instrument-specific credit risk	(206,664)	(181,946)	(104,526)
Net minimum pension liability	(40,220)	(46,463)	(48,930)
Total accumulated other comprehensive loss, net of tax	**$ (423,131) $**	**(395,545) $**	**(379,419)**

Amounts reclassified out of accumulated other comprehensive income (loss) to net earnings:

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Net unrealized gains (losses) on instrument-specific credit risk at fair value (1)	$ 4,794 $	(167) $	(129)
Foreign currency translation adjustments (2)	—	17,506	—
Amortization of defined benefit pension plan actuarial losses (3)	(337)	(631)	(2,483)
Total reclassifications for the period, net of tax	**$ 4,457 $**	**16,708 $**	**(2,612)**

(1) The amounts include income tax benefit (expense) of $(1.7) million, $0.1 million, and $0.0 million during the years ended November 30, 2024, 2023 and 2022, respectively, which were reclassified to Principal transactions revenues.

(2) Relates to the acquisition and consolidation of OpNet in the fourth quarter of 2023. Refer to Note 4, Business Acquisitions and Note 5, Assets Held for Sale for further information. The amount includes income tax benefit (expense) of $(5.4) million for the year ended November 30, 2023, which was reclassified to Other income.

(3) The amounts include income tax benefits of approximately $0.1 million, $0.2 million, and $0.8 million during the years ended November 30, 2024, 2023 and 2022, respectively, which were reclassified to Compensation and benefits expenses. Refer to Note 16, Benefit Plans for further information.

Note 20. Income Taxes

Provision for income tax expense components:

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Current:			
U.S. Federal	$ 138,259 $	14,600 $	198,507
U.S. state and local	75,977	14,896	67,236
Foreign	83,089	51,923	78,505
Total current	**297,325**	**81,419**	**344,248**
Deferred:			
U.S. Federal	(9,453)	10,380	(61,303)
U.S. state and local	(2,912)	3,112	(17,010)
Foreign	8,234	(3,030)	7,917
Total deferred	**(4,131)**	**10,462**	**(70,396)**
Total income tax expense from continuing operations	**$ 293,194 $**	**91,881 $**	**273,852**

U.S. and non-U.S. components of earnings from continuing operations before income tax expense:

	Year Ended November 30,		
$ in thousands	2024	2023	2022
U.S.	$ 703,981 $	177,595 $	801,047
Non-U.S. (1)	301,565	176,674	254,515
Earnings from continuing operations before income tax expense	**$ 1,005,546 $**	**354,269 $**	**1,055,562**

(1) For purposes of this table, non-U.S. income is defined as income generated from operations located outside the U.S.

Notes to Consolidated Financial Statements

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate of 21.0% to earnings from continuing operations before income taxes as a result of the following:

	Year Ended November 30,					
	2024		**2023**		**2022**	
$ in thousands	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Computed expected federal income taxes	$ 211,165	21.0 %	$ 74,396	21.0 %	$ 221,668	21.0 %
Increase (decrease) in income taxes resulting from:						
State and local income taxes, net of Federal income tax benefit	47,642	4.8	17,071	4.8	47,364	4.5
International operations (including foreign rate differential)	19,567	1.9	7,306	2.1	18,711	1.8
Foreign tax credits, net	(10,324)	(1.0)	(4,504)	(1.3)	(20,368)	(1.9)
Non-deductible executive compensation	14,481	1.5	11,664	3.3	12,596	1.2
Employee share-based awards	(12,044)	(1.2)	(16,136)	(4.6)	(37,988)	(3.6)
Regulatory Settlement	–	–	–	–	20,184	1.9
Change in unrecognized tax benefits related to prior years	(15,696)	(1.6)	(25,561)	(7.2)	(16,915)	(1.7)
Interest on unrecognized tax benefits	26,257	2.6	18,988	5.4	13,902	1.3
Other, net	12,146	1.2	8,657	2.4	14,698	1.4
Total income tax expense from continuing operations	**$ 293,194**	**29.2 %**	**$ 91,881**	**25.9 %**	**$ 273,852**	**25.9 %**

Reconciliation of gross unrecognized tax benefits:

	Year Ended November 30,		
$ in thousands	**2024**	**2023**	**2022**
Balance at beginning of period	$ 332,323	$ 349,955	$ 339,036
Increases based on tax positions related to the current period	29,454	1,555	30,690
Increases based on tax positions related to prior periods	8,022	10,134	5,902
Decreases based on tax positions related to prior periods	(23,370)	(28,622)	(25,673)
Decreases related to settlements with taxing authorities	–	(699)	–
Balance at end of period	**$ 346,429**	**$ 332,323**	**$ 349,955**

The total amount of unrecognized benefits that, if recognized, would favorably affect the effective tax rate was $273.8 million and $263.0 million (net of Federal benefit) at November 30, 2024 and 2023, respectively.

We recognize interest accrued related to unrecognized tax benefits and penalties, if any, as components of Income tax expense. Net interest expense related to unrecognized tax benefits was $34.6 million, $25.5 million and $18.6 million for the years ended November 30, 2024, 2023 and 2022, respectively. At November 30, 2024, 2023 and 2022, we had interest accrued of approximately $176.6 million, $142.1 million and $116.5 million, respectively, included in Accrued expenses and other liabilities. No material penalties were accrued for the years ended November 30, 2024, 2023 and 2022.

Cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	November 30,	
$ in thousands	**2024**	**2023**
Deferred tax assets:		
Net operating loss carryover	$ 254,142	$ 251,244
Compensation and benefits	221,395	189,928
Accrued expenses and other	195,216	175,360
Operating lease liabilities	150,665	128,805
Long-term debt	83,680	75,850
Investments in associated companies	73,211	93,952
Sub-total	**978,309**	**915,139**
Valuation allowance	(240,231)	(228,074)
Total deferred tax assets	**738,078**	**687,065**
Deferred tax liabilities:		
Operating lease right-of-use assets	132,867	110,071
Amortization of intangibles	55,067	62,333
Other	52,554	56,318
Total deferred tax liabilities	**240,488**	**228,722**
Net deferred tax asset, included in Other assets	**$ 497,590**	**$ 458,343**

The valuation allowance represents the portion of our deferred tax assets for which it is more likely than not that the benefit of such items will not be realized. We believe that the realization of the net deferred tax asset of $497.6 million at November 30, 2024 is more likely than not based on expectations of future taxable income in the jurisdictions in which we operate.

During the fourth quarter of 2023, we acquired Stratos and OpNet. Refer to Note 4, Business Acquisitions for further discussion. In relation to these acquisitions, we recognized deferred tax assets in the aggregate of $222.8 million primarily related to net operating losses, offset by a valuation allowance of $222.3 million.

We are currently under examination by a number of taxing jurisdictions. Though we do not expect that resolution of these examinations will have a material effect on our consolidated financial position, they may have a material impact on our consolidated results of operations for the period in which resolution occurs. It is reasonably possible that, within the next twelve months, statutes of limitation will expire which would have the effect of reducing the balance of unrecognized tax benefits by $29.8 million.

Earliest tax years that remain subject to examination in the major tax jurisdictions in which we operate:

Jurisdiction	Tax Year
United States	2021
New York State	2001
New York City	2006
United Kingdom	2022
Germany	2018
Hong Kong	2018
India	2010

Notes to Consolidated Financial Statements

Note 21. Commitments, Contingencies and Guarantees

Commitments

$ in millions	2025	2026	2027 and 2028	2029 and 2030	2031 and Later	Maximum Payout
			Expected Maturity Date (Fiscal Years)			
Equity commitments (1)	$ 40.1	$ 2.5	$ 32.4	$ 0.1	$ 243.8	$ 318.9
Loan commitments (1)	254.4	80.0	8.4	—	5.2	348.0
Loan purchase commitments (2)	3,661.2	—	—	—	—	3,661.2
Forward starting reverse repos (3)	3,656.9	—	—	—	—	3,656.9
Forward starting repos (3)	2,042.3	—	—	—	—	2,042.3
Other unfunded commitments (1)	495.3	751.6	251.1	14.2	—	1,512.2
Total commitments	$10,150.2	$ 834.1	$ 291.9	$ 14.3	$ 249.0	$ 11,539.5

(1) Equity, loan and other unfunded commitments are presented by contractual maturity date. The amounts, however, are available on demand.

(2) Loan purchase commitments consist of unfunded commitments to acquire secondary market loans. For the population of loans to be acquired under the loan purchase commitments, at November 30, 2024, Jefferies had also entered into back-to-back committed sale contracts aggregating to $3.51 billion.

(3) At November 30, 2024, $3.66 billion forward starting securities purchased under agreements to resell and $2.04 billion of the forward starting securities sold under agreements to repurchase settled within three business days.

Equity Commitments. Includes commitments to invest in our joint venture, Jefferies Finance, asset management funds and in Jefferies Capital Partners, LLC, a manager of private equity funds, which consists of a team led by our President and a director. At November 30, 2024, our outstanding commitments relating to Jefferies Capital Partners, LLC and its private equity funds were $9.8 million.

Additionally, at November 30, 2024, we had other outstanding equity commitments to invest up to $250.7 million with strategic affiliates and $43.0 million to various other investments.

Loan Commitments. From time to time, we make commitments to extend credit to clients and to strategic affiliates. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. At November 30, 2024, we had outstanding loan commitments of $88.4 million to clients and $9.6 million to strategic affiliates.

Loan commitments outstanding at November 30, 2024 also include our portion of the outstanding secured revolving credit facility provided to Jefferies Finance, to support loan underwritings by Jefferies Finance.

Underwriting Commitments. In connection with investment banking activities, we may from time to time provide underwriting commitments to our clients in connection with capital raising transactions.

Forward Starting Reverse Repos and Repos. We enter into commitments to take possession of securities with agreements to resell on a forward starting basis and to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Other Unfunded Commitments. Other unfunded commitments include obligations in the form of revolving notes, warehouse financings and debt securities to provide financing to asset-backed and CLO vehicles. Upon advancing funds, drawn amounts are collateralized by the assets of an entity. Other unfunded commitments also include written put options to certain

bondholders of an equity method investee.

Guarantees

Derivative Contracts. As a dealer, we make markets and trade in a variety of derivative instruments. Certain derivative contracts that we have entered into meet the accounting definition of a guarantee under U.S. GAAP, including credit default swaps, written foreign currency options and written equity put options. On certain of these contracts, such as written interest rate caps and foreign currency options, the maximum payout cannot be quantified since the increase in interest or foreign exchange rates are not contractually limited by the terms of the contract. As such, we have disclosed notional values as a measure of our maximum potential payout under these contracts.

Notional amounts associated with our derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2024:

$ in millions	2025	2026	2027 and 2028	Notional/ Maximum Payout
			Expected Maturity Date (Fiscal Years)	
Guarantee Type:				
Derivative contracts—non-credit related	$ 20,111.0	$ 18,614.5	$ 4,433.4	$ 43,158.9
Total derivative contracts	$ 20,111.0	$ 18,614.5	$ 4,433.4	$ 43,158.9

The derivative contracts deemed to meet the definition of a guarantee under U.S. GAAP are before consideration of hedging transactions and only reflect a partial or "one-sided" component of any risk exposure. Written equity options and written credit default swaps are often executed in a strategy that is in tandem with long cash instruments (*e.g.*, equity and debt securities). We substantially mitigate our exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments, and we manage the risk associated with these contracts in the context of our overall risk management framework. We believe notional amounts overstate our expected payout and that fair value of these contracts is a more relevant measure of our obligations. At November 30, 2024, the fair value of derivative contracts meeting the definition of a guarantee is approximately $324.6 million.

HomeFed. For real estate development projects, we are generally required to obtain infrastructure improvement bonds at the beginning of construction work and warranty bonds upon completion of such improvements. These bonds are issued by surety companies to guarantee a municipality satisfactory completion of a project. As the planned area is developed and the municipality accepts the improvements, the bonds are released. At November 30, 2024, the aggregate amount of infrastructure improvement bonds outstanding was $46.9 million.

Standby Letters of Credit. At November 30, 2024, we provided guarantees to certain counterparties in the form of standby letters of credit in the amount of $301.2 million, with a weighted average maturity of less than one year. Standby letters of credit commit us to make payment to the beneficiary if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary. Since commitments associated with these collateral instruments may expire unused, the amount shown does not necessarily reflect the actual future cash funding requirement.

Notes to Consolidated Financial Statements

Other Guarantees. We are members of various exchanges and clearing houses. In the normal course of business, we provide guarantees to securities clearing houses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearing houses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted. Our maximum potential liability under these arrangements cannot be quantified; however, the potential for us to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these arrangements. Additionally, we provide certain indemnifications in connection with third-party clearing and execution arrangements whereby a third-party may clear and settle transactions on behalf of our clients. These indemnifications generally have standard contractual terms and are entered into in the ordinary course of business. Our obligations in respect of such transactions are secured by the assets in our client's account, as well as any proceeds received from the transactions cleared and settled on behalf of our client. However, we believe that it is unlikely we would have to make any material payments under these arrangements and no material liabilities related to these indemnifications have been recognized.

Note 22. Regulatory Requirements

Net Capital

Jefferies LLC is a broker-dealer registered with the SEC and a member firm of the Financial Industry Regulatory Authority ("FINRA") and is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and has elected to calculate minimum capital requirements using the alternative method permitted by Rule 15c3-1 in calculating net capital. Jefferies LLC, as a dually-registered U.S. broker-dealer and futures commission merchant ("FCM"), is also subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC") under the Commodity Exchange Act ("CEA"), which sets forth minimum financial requirements. The minimum net capital requirement in determining excess net capital for a dually registered U.S. broker-dealer and FCM is equal to the greater of the requirement under SEA Rule 15c3-1 or CFTC Regulation 1.17. Accordingly, FINRA is the designated examining authority for Jefferies LLC and the National Futures Association ("NFA") is the designated self-regulatory organization ("DSRO") for Jefferies LLC as an FCM.

Jefferies Financial Services, Inc. ("JFSI") is registered with the SEC as a Security-Based Swap Dealer ("SBS Dealer") and an OTC Derivatives Dealer ("OTCDD") subject to the SEC's SBS dealer regulatory rules and the SEC's net capital requirements pursuant to Rule 18a-1. JFSI is also registered as a swap dealer with the CFTC and is subject to the CFTC's regulatory capital requirements pursuant to the minimum financial requirements for swap dealers under CFTC Regulation 23.101. Additionally, as a registered member firm, JFSI is subject to the net capital requirements of the NFA. Accordingly, the SEC is the designated examining authority for JFSI in its capacity as an SBS Dealer and OTCDD, while the NFA is the DSRO for JFSI, as a CFTC registered swap dealer.

Certain non-U.S. subsidiaries are subject to capital adequacy requirements as prescribed by the regulatory authorities in their respective jurisdictions. This includes Jefferies International Limited which is subject to the regulatory supervision and requirements of the Financial Conduct Authority ("FCA") in the U.K. Jefferies International Limited's' own funds requirement represents the highest of the permanent minimum capital requirement, fixed overheads requirement and k-factor requirements set out in the Investment Firms Prudential Regime ("IFPR") under the FCA's MIFIDPRU sourcebook.

At November 30, 2024, Jefferies LLC's and JFSI's net capital and excess net capital were as follows (in thousands):

$ in thousands	Net Capital		Excess Net Capital
Jefferies LLC	$ 2,018,251	$	1,879,220
JFSI - SEC	348,588		325,511
JFSI - CFTC	348,588		322,144

In addition, the equivalent capital requirement for Jefferies International Limited, on a consolidated basis, is a total capital of $1,781.0 million and an excess capital of $1,054.0 million at November 30, 2024.

At November 30, 2024, Jefferies LLC, JFSI and JIL are in compliance with their applicable requirements.

The regulatory capital requirements referred to above may restrict our ability to withdraw capital from our regulated subsidiaries.

At November 30, 2024 and 2023, $4.96 billion and $4.67 billion, respectively, of net assets of our consolidated subsidiaries are restricted as to the payment of cash dividends, or the ability to make loans or advances to the parent company. At November 30, 2024 and 2023, $4.54 billion and $4.43 billion, respectively, of these assets are restricted as they reflect regulatory capital requirements or require regulatory approval prior to the payment of cash dividends and advances to the parent company.

Customer Protection and Segregation Requirement

As a registered broker dealer that clears and carries customer accounts, Jefferies LLC is subject to the customer protection provisions under SEC Rule 15c3-3 and is required to compute a reserve formula requirement for customer accounts and deposit cash or qualified securities into a special reserve bank account for the exclusive benefit of customers. At November 30, 2024, Jefferies LLC had $142.6 million in cash and qualified U.S. Government securities on deposit in special reserve bank accounts for the exclusive benefit of customers.

As a registered broker dealer that clears and carries proprietary accounts of brokers or dealers (commonly referred to as "PAB"), Jefferies LLC is also required to compute a reserve requirement for PABs pursuant to SEC Rule 15c3-3. At November 30, 2024, Jefferies LLC had $581.9 million in cash and qualified U.S. Government securities in special reserve bank accounts for the exclusive benefit of PABs.

The qualified securities meeting the 15c3-3 customer and PAB requirements are included in Cash and securities segregated and Securities purchased under agreements to resell in our Consolidated Statements of Financial Condition.

Note 23. Segment Reporting

We operate in two reportable business segments: (1) Investment Banking and Capital Markets and (2) Asset Management. The Investment Banking and Capital Markets reportable business segment includes our securities, commodities, futures and foreign exchange capital markets activities and investment banking business, which is composed of financial advisory and underwriting activities. The Investment Banking and Capital Markets reportable business segment provides the sales, trading, origination and advisory effort for various fixed income, equity and advisory products and services. The Asset Management reportable business segment provides investment management services to investors in the U.S. and overseas and invests capital in hedge funds, separately managed accounts and third-party asset managers.

Our reportable business segment information is prepared using the following methodologies:

- Net revenues and non-interest expenses directly associated with each reportable business segment are included in determining earnings (losses) from continuing operations before income taxes.

- Net revenues and non-interest expenses not directly associated with specific reportable business segments are allocated based on the most relevant measures applicable, including each reportable business segment's net revenues, headcount and other factors.

- Reportable business segment assets include an allocation of indirect corporate assets that have been fully allocated to our reportable business segments, generally based on each reportable business segment's capital utilization.

Net revenues presented for our Investment Banking and Capital Markets reportable segment include allocations of interest income and interest expense as we assess the profitability of these businesses inclusive of the net interest revenue or expense associated with the respective activities, including the net interest cost of allocated long-term debt, which is a function of the mix of each business's associated assets and liabilities and the related funding costs. During 2023, we refined our allocated net interest methodology to better reflect net interest expense across our business units based on use of capital. Historical periods have been recast to conform with the revised methodology.

Our net revenues, non-interest expenses and earnings (losses) from continuing operations before income taxes by reportable business segment:

	Year Ended November 30,		
$ in millions	2024	2023	2022
Investment Banking and Capital Markets:			
Net revenues	$ 6,204.3	$ 4,504.4	$ 4,741.3
Non-interest expenses	5,181.5	3,995.1	3,950.8
Earnings from continuing operations before income taxes	1,022.8	509.3	790.5
Asset Management:			
Net revenues	803.7	188.3	1,243.5
Non-interest expenses	847.8	351.0	967.0
Earnings (loss) from continuing operations before income taxes	(44.1)	(162.7)	276.5
Total of Reportable Business Segments:			
Net revenues	7,008.0	4,692.7	5,984.8
Non-interest expenses	6,029.3	4,346.1	4,917.8
Earnings from continuing operations before income taxes	978.7	346.6	1,067.0
Reconciliation to consolidated amounts:			
Net revenues	26.8	7.7	(6.0)
Non-interest expenses	—	—	5.4
Earnings (losses) before income taxes (1)	26.8	7.7	(11.4)
Total:			
Net revenues	7,034.8	4,700.4	5,978.8
Non-interest expenses	6,029.3	4,346.1	4,923.2
Earnings from continuing operations before income taxes	$ 1,005.5	$ 354.3	$ 1,055.6

(1) Management does not consider certain foreign currency transaction gains or losses, debt valuation adjustments on derivative contracts, gains and losses on investments held in deferred compensation or certain other immaterial corporate income and expense items in assessing the financial performance of operating businesses. Collectively, these items are included in the reconciliation of reportable business segment amounts to consolidated amounts.

Total assets by reportable segment:

	November 30,	
$ in millions	2024	2023
Investment Banking and Capital Markets	$ 59,142.9	$ 51,776.9
Asset Management	5,217.4	6,128.3
Total assets	$ 64,360.3	$ 57,905.2

Net Revenues by Geographic Region

Net revenues for the Investment Banking and Capital Markets reportable business segment are recorded in the geographic region in which the position was risk-managed or, in the case of investment banking, in which the senior coverage banker is located. For the Asset Management reportable business segment, net revenues are allocated according to the location of the investment advisor or the location of the invested capital.

	Year Ended November 30,		
$ in millions	2024	2023	2022
Americas (1)	$ 4,952.3	$ 3,625.6	$ 4,815.4
Europe and the Middle East (2)	1,577.5	775.9	925.4
Asia-Pacific	505.0	298.9	238.0
Net revenues	$ 7,034.8	$ 4,700.4	$ 5,978.8

(1) Primarily relates to U.S. results.
(2) Primarily relates to U.K. results.

Note 24. Related Party Transactions

Officers, Directors and Employees

The following sets forth information regarding related party transactions with our officers, directors and employees:

- At November 30, 2024 and 2023, we had $29.4 million and $31.8 million, respectively, of loans, net of allowance, outstanding to certain of our officers and employees (none of whom are executive officers or directors) that are included in Other assets.

- Receivables from and payables to customers include balances arising from officers', directors' and employees' individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

- One of our directors has investments in hedge funds managed by us of approximately $5.0 million and $3.0 million at November 30, 2024 and 2023, respectively.

Vitesse Energy

On January 13, 2023, our consolidated subsidiary, Vitesse Energy, issued shares measured at a total consideration of $30.6 million in exchange for acquiring all of the outstanding capital interests of Vitesse Oil, which was controlled by JCP Fund V. We provided investment banking services to Vitesse Energy and recognized revenue of $3.0 million for the year ended November 30, 2023, included within Investment banking revenues. Refer to Note 1, Organization and Basis of Presentation for additional details related to the Vitesse Energy distribution.

SMBC

We have a strategic alliance with Sumitomo Mitsui Financial Group, Inc., Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. (together referred to as "SMBC Group") to collaborate on corporate and investment banking business opportunities as well as equity sales, trading and research.

The following tables summarize balances with SMBC as reported in our Consolidated Statements of Financial Condition and Consolidated Statements of Earnings. In addition, the synergies and value creation resulting from our strategic alliance with SMBC generate additive benefits for us, which are not necessarily reflected by the activity presented in the following tables.

$ in thousands	November 30, 2024
Assets	
Cash and cash equivalents	$ 542,212
Financial instruments owned, at fair value	1,539
Securities borrowed	20,403
Securities purchased under agreements to resell	381,568
Receivables:	
Brokers, dealers and clearing organizations	3,012
Fees, interest and other	7,851
Other assets	175
Total assets	$ 956,760
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 1,830
Securities loaned	187
Securities sold under agreements to repurchase	631,390
Payables:	
Brokers, dealers and clearing organizations	18,701
Accrued expenses and other liabilities	6,767
Long-term debt (1)	—
Total liabilities	$ 658,875

(1) We have an undrawn revolving credit facility of $350.0 million. Interest on this credit facility is based on an adjusted SOFR plus a spread.

$ in thousands	Year Ended November 30, 2024 (1)
Revenues	
Investment banking	$ 5,066
Principal transactions (2)	(5,997)
Commissions and other fees	895
Interest	14,203
Total revenues	**14,167**
Interest expense	13,238
Net revenues	$ **929**
Non-interest expenses	
Business development	$ 7,274
Total non-interest expenses	$ **7,274**

(1) Amounts reflect activity beginning from the date SMBC became a related party on August 12, 2024.

(2) Primarily represents net gains (losses) on interest rate derivatives executed with SMBC.

Other Related Party Transactions

We have other related party transactions with equity method investees. Refer to Note 11, Investments for further information.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our Management, under the direction of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of November 30, 2024 are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting is contained in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended November 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the quarter ended November 30, 2024, no directors or executive officers entered into, modified or terminated, contracts, instructions or written plans for the sale or purchase of the Company's securities that were intended to satisfy the affirmative defense conditions of Rule 10b5-1.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

We have a Code of Business Practice, which is applicable to all directors, officers and employees, and is available on our website. We intend to post amendments to or waivers from our Code of Business Practice on our website as required by applicable law.

Item 11. Executive Compensation

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Omitted pursuant to General Instruction I(2)(c) to Form 10-K.

Information with respect to this item will be contained in the Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be contained in the Proxy Statement for the 2025 Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)1. **Financial Statements**

The financial statements required to be filed hereunder are listed on page S-1.

(a)2. **Financial Statement Schedules**

The financial statement schedules required to be filed hereunder are listed on page S-1.

(a)3. **Exhibits**

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Jefferies Financial Group Inc., is incorporated by reference to Exhibit 3.1 to the Company's Current Report on 8-K filed on June 30, 2023.*
3.2	Amended and Restated By-Laws of Jefferies Financial Group Inc. (effective September 30, 2021), is incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 5, 2021.*
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.2	Indenture, dated as of October 18, 2013, by and between Jefferies Financial Group Inc. (formerly Leucadia National Corporation) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on October 18, 2013. *
4.3	Indenture, dated as of March 12, 2002 (Senior Securities), by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 to Jefferies Group LLC's and Jefferies Group Capital Finance Inc.'s Form S-3 Registration Statement filed on February 1, 2019 (File Nos. 333-229494 and 333-229494-01).*
4.4	First Supplemental Indenture, dated as of July 15, 2003, to Indenture dated as of March 12, 2002 by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as Trustee, is incorporated herein by reference to Exhibit 4.2 of Jefferies Group, Inc.'s Form S-3 Registration Statement filed on July 15, 2003 (No. 333-107032). *
4.5	Second Supplemental Indenture, dated as of December 19, 2012, to the Indenture dated as of March 12, 2002, by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of Jefferies Group, Inc.'s Form 8-K filed on December 20, 2012. *
4.6	Third Supplemental Indenture, dated as of March 1, 2013, to the Indenture dated as of March 12, 2002 by and between Jefferies Group LLC (formerly Jefferies Group, Inc.) and The Bank of New York Mellon, as Trustee, is incorporated herein by reference to Exhibit 4.3 of Jefferies Group, Inc.'s Form 8-K filed on March 1, 2013. *
4.7	Fourth Supplemental Indenture, dated as of November 1, 2022, among Jefferies Financial Group Inc. and The Bank of New York Mellon, as trustee, to the Indenture, dated as of March 12, 2002, is incorporated by reference to Exhibit 4.5 of the Company's Current Report on Form 8-K filed on November 1, 2022.*
4.8	Indenture, dated as of May 26, 2016 (the "Senior Debt Indenture"), by and among Jefferies Group LLC and Jefferies Group Capital Finance Inc. and The Bank of New York Mellon, as trustee, is incorporated herein by reference to Exhibit 4.1 of the Form 8-A of Jefferies Group LLC and Jefferies Group Capital Finance Inc. filed on January 17, 2017.*
4.9	First Supplemental Indenture, dated as of November 1, 2022, among Jefferies Financial Group Inc. and The Bank of New York Mellon, as trustee, to the Senior Debt Indenture, dated as of May 26, 2016, is incorporated herein by reference to Exhibit 4.7 of the Company's Current Report on Form 8-K filed on November 1, 2022.*
4.10	Other instruments defining the rights of holders of long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Registrant hereby agrees to furnish copies of these instruments to the Commission upon request.
10.1	Jefferies Financial Group Inc. 2003 Incentive Compensation Plan as Amended and Restated, is incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on January 29, 2021.* +
10.2	Jefferies Financial Group Inc. Equity Compensation Plan, as amended and restated on March 28, 2024, is incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 29, 2024* +
10.3	Form of Stock Option Agreement under the Company's 2003 Stock Award and Incentive Plan, is incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.4	Form of Stock Appreciation Award Agreement, is incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.5	Form of Stock Option Agreement (Converted Stock Appreciation Award) under the Company's Equity Compensation Plan, is incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 8, 2021. * +
10.6	Leucadia National Corporation 1999 Directors' Stock Compensation Plan, as amended and restated on July 25, 2013, is incorporated herein by reference to Appendix II to the 2013 Proxy Statement.* +
10.7	Agreement of Terms dated as of December 31, 2011 between Leucadia National Corporation and Berkshire Hathaway Inc., is incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 24, 2012.*

Exhibit No.	Description
10.8	Form of Restricted Stock Units Agreement (Time-Based) under the Company's Equity Compensation Plan +
10.9	Form of Restricted Stock Units Agreement (Performance-Based) under the Company's Equity Compensation Plan+
10.10	Form of Restricted Stock Units Agreement (Leadership Continuity Grant) under the Company's Equity Compensation Plan, is incorporated herein by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on April 8, 2022.* +
10.11	Form of Restricted Stock / Deferred Share Agreement to Non-Employee Independent Directors, is incorporated herein by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on January 27, 2023.* +
10.12	Vitesse Energy, Inc. Transitional Equity Award Adjustment Plan is incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 17, 2023.* +
10.13	Exchange Agreement, dated as of April 27, 2023, by and between Jefferies Financial Group Inc., a New York corporation, and Sumitomo Mitsui Banking Corporation, a joint stock company incorporated in Japan, is incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K filed on April 27, 2023.*
10.14	Memorandum of Understanding in Relation to Strategic Alliance, dated as of April 27, 2023, by and among Jefferies Financial Group Inc., a New York corporation, Jefferies Finance LLC, a Delaware limited liability company, Sumitomo Mitsui Financial Group, Inc., a financial holding company incorporated in Japan, Sumitomo Mitsui Banking Corporation, a joint stock company incorporated in Japan, SMBC Nikko Securities Inc., a joint stock company incorporated in Japan, and SMBC Nikko Securities America, Inc., a Delaware corporation, is incorporated by reference to Exhibit 10.2 to the Company's Current Report on 8-K filed on April 27, 2023.*
19	Jefferies Financial Group Inc. Insider Trading and Anti-Tipping Policy
21	Subsidiaries of the registrant.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
97.1	Jefferies Financial Group Inc. Incentive-Based Compensation Recovery Policy. is incorporate by reference by reference to Exhibit 97.1 to the Company's Annual Report on From 10-K filed on January 26, 2024 *
101	Interactive Data Files pursuant to Rule 405 of Regulation S-T, formatted in Inline Extensible Business Reporting Language (iXBRL).
104	Cover page interactive data file pursuant to Rule 406 of Regulation S-T, formatted in iXBRL (included in exhibit 101)

+   Management/Employment Contract or Compensatory Plan or Arrangement.

*   Incorporated by reference.

**   Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jefferies Financial Group Inc.

/s/   MATT LARSON
_____
Matt Larson
Executive Vice President and Chief Financial Officer

Dated: January 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth below.

Name	Title	Date
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	Chairman of the Board of Directors	January 28, 2025
/s/ RICHARD B. HANDLER Richard B. Handler	Chief Executive Officer and Director (Principal Executive Officer)	January 28, 2025
/s/ MATT LARSON Matt Larson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 28, 2025
/s/ BRIAN P. FRIEDMAN Brian P. Friedman	President and Director	January 28, 2025
/s/ MARK L. CAGNO Mark L. Cagno	Vice President and Controller (Principal Accounting Officer)	January 28, 2025
/s/ LINDA L. ADAMANY Linda L. Adamany	Director	January 28, 2025
/s/ ROBERT D. BEYER Robert D. Beyer	Director	January 28, 2025
/s/ MATRICE ELLIS KIRK Matrice Ellis Kirk	Director	January 28, 2025

/s/ MARYANNE GILMARTIN	Director	January 28, 2025
MaryAnne Gilmartin		
/s/ THOMAS W. JONES	Director	January 28, 2025
Thomas W. Jones		
/s/ JACOB M. KATZ	Director	January 28, 2025
Jacob M. Katz		
/s/ TORU NAKASHIMA	Director	January 28, 2025
Toru Nakashima		
/s/ MICHAEL T. O'KANE	Director	January 28, 2025
Michael T. O'Kane		
/s/ MELISSA V. WEILER	Director	January 28, 2025
Melissa V. Weiler		

Jefferies Financial Group Inc.

**Index to Financial Statements and Financial Statement
Schedules Items (15)(a)(1) and (15)(a)(2)**

Parent Company Only

Condensed Statements of Financial Condition

	November 30,	
$ in thousands, except per share amounts	2024	2023
Assets		
Cash and cash equivalents	$ 1,862,275	$ 2,455,437
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	68,076	68,076
Financial instruments owned, at fair value	117,941	80,567
Investments in and loans to related parties	682,637	630,705
Investment in subsidiaries	7,694,585	7,248,785
Advances to subsidiaries	7,644,604	4,393,104
Subordinated notes receivable	5,463,472	4,277,788
Other assets	1,012,283	1,025,140
Total assets	$ **24,545,873**	$ **20,179,602**
Liabilities and Equity		
Financial instruments sold, not yet purchased, at fair value	$ 5,135	$ 690
Advances from subsidiaries	1,509,676	1,253,151
Accrued expenses and other liabilities	798,194	718,634
Long-term debt	12,076,096	8,497,300
Total liabilities	**14,389,101**	**10,469,775**
Equity		
Preferred shares, par value of $1 per share, authorized 70,000 shares; 55,125 and 42,000 shares issued and outstanding; liquidation preference $17,500 per share	55	42
Common shares, par value $1 per share, authorized 565,000,000 shares; 205,504,272 and 210,626,642 shares issued and outstanding, after deducting 115,613,798 and 110,491,428 shares held in treasury	205,504	210,627
Non-voting common shares, par value $1 per share, authorized 35,000,000, shares; no shares issued and outstanding	—	—
Additional paid-in capital	2,104,199	2,044,859
Accumulated other comprehensive loss	(423,131)	(395,545)
Retained earnings	8,270,145	7,849,844
Total Jefferies Financial Group Inc. shareholders' equity	**10,156,772**	**9,709,827**
Total liabilities and equity	$ **24,545,873**	$ **20,179,602**

See accompanying notes to condensed financial statements.

Parent Company Only

Condensed Statements of Earnings and Comprehensive Income

		Year Ended November 30,	
$ in thousands	**2024**	**2023**	**2022**
Revenues:			
Principal transactions	$ (104,505) $	(95,642) $	(61,407)
Interest	803,068	580,485	317,020
Other	66,438	(3,654)	(66,539)
Total revenues	**765,001**	**481,189**	**189,074**
Interest expense	630,994	446,786	317,916
Net revenues	**134,007**	**34,403**	**(128,842)**
Non-interest expenses:			
Total non-interest expenses	**34,285**	**34,462**	**69,962**
Earnings (losses) before income taxes	99,722	(59)	(198,804)
Income tax expense (benefit)	22,352	(42,322)	(78,338)
Net earnings (losses) before undistributed earnings of subsidiaries	77,370	42,263	(120,466)
Undistributed earnings of subsidiaries from continuing operations	662,346	235,425	905,915
Undistributed earnings of subsidiaries from discontinued operations (including gain on disposal of $3,493 million, $—, $—), net of income taxes	3,667	—	—
Net earnings	**743,383**	**277,688**	**785,449**
Preferred stock dividends	74,110	14,616	8,281
Net earnings attributable to Jefferies Financial Group Inc. common shareholders	**669,273**	**263,072**	**777,168**
Other comprehensive income (loss), net of tax:			
Currency translation adjustments and other	(11,300)	57,530	(53,572)
Change in fair value related to instrument-specific credit risk	(24,718)	(77,420)	49,146
Minimum pension liability adjustments	6,243	2,467	3,311
Unrealized gain (losses) on available-for-sale securities	2,189	1,297	(6,161)
Total other comprehensive loss, net of tax	**(27,586)**	**(16,126)**	**(7,276)**
Comprehensive income attributable to Jefferies Financial Group Inc. common shareholders	$ **641,687** $	**246,946** $	**769,892**

See accompanying notes to condensed financial statements.

Jefferies Financial Group Inc.

Parent Company Only

Condensed Statements of Cash Flows

	Year Ended November 30,		
$ in thousands	2024	2023	2022
Cash flows from operating activities:			
Net earnings	$ 743,383	$ 277,688	$ 785,449
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Deferred income taxes	16,777	53,728	(38,875)
Share-based compensation	63,119	45,360	43,919
Amortization	7,046	1,040	1,322
Undistributed earnings of subsidiaries	(666,013)	(235,425)	(905,915)
(Income) loss on investments in and loans to related parties	(36,403)	6,808	71,405
Other adjustments	149,077	(438,649)	(560,325)
Net change in assets and liabilities:			
Financial instruments owned	(37,374)	17,303	200,903
Other assets	175,338	(67,626)	129,322
Financial instruments sold, not yet purchased	4,445	(4,183)	1,382
Income taxes receivable/payable, net	(179,259)	(189,608)	(158,732)
Accrued expenses and other liabilities	79,561	49,916	233,217
Net cash provided by (used in) operating activities from continuing operations	**319,697**	**(483,648)**	**(196,928)**
Cash flows from investing activities:			
Contributions to investments in and loans to related parties	(950,123)	(211)	(118)
Capital distributions from investments and repayments of loans from related parties	934,594	—	22
Distribution (to) from subsidiaries, net	190,919	887,895	2,921,528
Net cash provided by investing activities from continuing operations	**175,390**	**887,684**	**2,921,432**
Net cash provided by investing activities from discontinued operations	**29,294**	**—**	**—**
Cash flows from financing activities:			
Proceeds from short-term borrowings	—	—	4,068
Payments on short-term borrowings	—	(10,868)	—
Proceeds from issuance of long-term debt, net of issuance costs	5,336,634	1,718,992	400,059
Repayments of long-term debt	(1,936,085)	(813,182)	(202,172)
Advances (to) from subsidiaries, net	(4,180,659)	(828,114)	30,428
Issuances of common shares	—	—	2,752
Purchase of common shares for treasury	(44,313)	(169,402)	(859,593)
Proceeds from conversion of common to preferred shares	9,844	31,500	—
Dividends paid	(302,964)	(278,595)	(280,104)
Net cash used in financing activities from continuing operations	**(1,117,543)**	**(349,669)**	**(904,562)**
Net increase (decrease) in cash and cash equivalents and restricted cash	(593,162)	54,367	1,819,942
Cash, cash equivalents and restricted cash at beginning of period	2,523,513	2,469,146	649,204
Cash, cash equivalents and restricted cash at end of period	**$ 1,930,351**	**$ 2,523,513**	**$ 2,469,146**
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for			
Interest	$ 632,040	$ 176,981	$ 484,349
Income taxes, net	186,177	95,634	124,516

Parent Company's cash, cash equivalents and restricted cash by category within the Condensed Statements of Financial Condition:

	November 30,	
$ in thousands	2024	2023
Cash and cash equivalents	$ 1,862,275	$ 2,455,437
Cash and securities segregated and on deposit for regulatory purposes with clearing and depository organizations	68,076	68,076
Total cash, cash equivalents and restricted cash	**$ 1,930,351**	**$ 2,523,513**

See accompanying notes to condensed financial statements.

Parent Company Only

Notes to Condensed Financial Statements

Note 1. Introduction and Basis of Presentation

The accompanying condensed financial statements (the "Parent Company Financial Statements"), including the notes thereto, should be read in conjunction with the consolidated financial statements of Jefferies Financial Group Inc. (the "Company") and the notes thereto found in the Company's Annual Report on Form 10-K for the year ended November 30, 2024. For purposes of these condensed financial statements, the Company's wholly-owned and majority owned subsidiaries are accounted for using the equity method of accounting ("equity method subsidiaries").

The Parent Company Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for financial information. The significant accounting policies of the Parent Company Financial Statements are those used by the Company on a consolidated basis, to the extent applicable. For further information regarding the significant accounting policies refer to Note 2, Summary of Significant Accounting Policies in the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended November 30, 2024.

The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets, the ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Note 2. Transactions with Subsidiaries

The Parent Company has transactions with its consolidated subsidiaries and certain other affiliated entities determined on an agreed upon basis and has guaranteed certain unsecured lines of credit and contractual obligations of certain equity method subsidiaries.

Note 3. Guarantees

In the normal course of its business, the Parent Company issues guarantees in respect of obligations of certain of its wholly-owned subsidiaries under trading and other financial arrangements, including guarantees to various trading counterparties and banks. The Parent Company records all derivative contracts and Financial instruments owned and Financial instruments sold, not yet purchased at fair value in its Consolidated Statements of Financial Condition.

Certain of the Parent Company's equity method subsidiaries are members of various exchanges and clearing houses. In the normal course of business, the Parent Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Parent Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential

liability under these arrangements cannot be quantified; however, the potential for the Parent Company to be required to make payments under such guarantees is deemed remote. Accordingly, no liability has been recognized for these arrangements.

The Parent Company guarantees certain financing arrangements of subsidiaries. The maximum amount payable under these guarantees is $1.10 billion at November 30, 2024. For further information, refer to Note 18, Borrowings in the Company's consolidated financial statements included in the Annual Report on Form 10-K for the year ended November 30, 2024.

Our Leadership



Directors

Joseph S. Steinberg
Chairman

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Linda L. Adamany (Lead Director) [1, 3, 4]
Retired Group Vice President of BP plc

Robert D. Beyer [2, 5]
Chairman of Chaparal Investments LLC

Matrice Ellis Kirk [3, 4, 5]
CEO of Ellis Kirk Group

MaryAnne Gilmartin [2, 3, 4, 5]
Founder and CEO of MAG Partners LP

Thomas W. Jones [1, 3, 4, 5]
Retired Founder and Senior Partner of TWJ Capital LLC

Jacob M. Katz [1, 3, 5]
Retired Chairman and Global Leader of
Financial Services of Grant Thornton LLP

Toru Nakashima
Director, President and Group Chief Executive Officer
of Sumitomo Mitsui Financial Group, Inc.

Michael T. O'Kane [2, 4]
Retired Senior Managing Director of TIAA

Melissa V. Weiler [1, 2, 5]
Retired Managing Director of Crescent Capital Group

Officers

Richard B. Handler
Chief Executive Officer

Brian P. Friedman
President

Joseph S. Steinberg
Chairman

Matthew S. Larson
Executive Vice President and Chief Financial Officer

Michael J. Sharp
Executive Vice President and General Counsel

Mark L. Cagno
Vice President and Controller

John Stacconi
Vice President and Global Treasurer

[1] Audit Committee

[2] Compensation Committee

[3] ESG, Diversity, Equity and Inclusion Committee

[4] Nominating and Corporate Governance Committee

[5] Risk and Liquidity Oversight Committee



Jefferies

Principal Executive Office

Jefferies Financial Group Inc.
520 Madison Avenue
New York, New York 10022
212.284.2300
jefferies.com

Registrar and Transfer Agent

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
800.937.5449
www.astfinancial.com
helpAST@equiniti.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, New York 10112

Our common stock is listed on the
New York Stock Exchange (NYSE: JEF)